As submitted confidentially to the Securities and Exchange Commission on November 24, 2023 pursuant to the Jumpstart Our Business Startups Act. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Mangoceuticals, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Texas	8099	87-3841292
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

15110 N. Dallas Parkway, Suite 600
Dallas, Texas 75248

(214) 242-9619

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Jacob D. Cohen

Chief Executive Officer

Mangoceuticals, Inc.

15110 N. Dallas Parkway, Suite 600
Dallas, Texas 75248

(214) 242-9619

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
of Agent For Service)

Copies to:

David M. Loev, Esq.	Spencer G. Feldman, Esq.
John S. Gillies, Esq.	Olshan Frome Wolosky LLP
The Loev Law Firm, PC	1325 Avenue of the Americas,
6300 West Loop South, Suite 280	15th Floor
Bellaire, Texas 77401	New York, New York 10019
Telephone: (713) 524-4110	Telephone: (212) 451-2300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities nor may we accept offers to buy these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED NOVEMBER 24, 2023

________________ Shares

Mangoceuticals, Inc.

Common Stock

We are offering _____________ shares of our common stock, par value $0.0001 per share, on a firm commitment basis pursuant to this prospectus.

Our common stock is traded on the Nasdaq Capital Market, or Nasdaq, under the symbol “MGRX”. The last reported sale price of our common stock on Nasdaq on November 21, 2023 was $0.5331 per share.

An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth under “Risk Factors,” beginning on page 17 of this prospectus, before you make your decision to invest in our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	Please refer to the section of this prospectus entitled “Underwriting” for additional information regarding total underwriter compensation. We have agreed to pay the representative of the underwriters a non-accountable expense allowance equal to 1% of gross proceeds and reimburse the representative of the underwriters for its reasonable out-of-pocket expenses, including legal fees, up to $_______.

We have granted the underwriters an option for a period of 45 days after the date of this prospectus to purchase up to 15% of the total number of our shares of common stock to be offered by us pursuant to this offering, solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts and commissions.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

The underwriters expect to deliver the shares of common stock against payment as set forth under “Underwriting,” on or about __________, 2023.

Boustead Securities, LLC

The date of this prospectus is ____________________, 2023

About This Prospectus

No dealer, salesperson or other individual has been authorized to give any information or to make any representation other than those contained in this prospectus in connection with the offer made by this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in our affairs or that information contained herein is correct as of any time subsequent to the date hereof.

For investors outside the United States: We and the underwriters have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside the United States.

Our logo and some of our trademarks and tradenames are used in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of others. Solely for convenience, trademarks, tradenames and service marks referred to in this prospectus may appear without the ®, ™ and SM symbols. References to our trademarks, tradenames and service marks are not intended to indicate in any way that we will not assert to the fullest extent under applicable law our rights or the rights of the applicable licensors if any, nor that respective owners to other intellectual property rights will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, reports by market research firms or other independent sources that we believe to be reliable sources; and we have not commissioned any of the market or survey data that is presented in this prospectus. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We are responsible for all of the disclosures contained in this prospectus, and we believe these industry publications and third-party research, surveys and studies are reliable. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions, are subject to risks and uncertainties, and are subject to change based on various factors, including those discussed under the section entitled “Risk Factors” beginning on page 17 of this prospectus. These and other factors could cause our future performance to differ materially from our assumptions and estimates. Some market and other data included herein, as well as the data of competitors as they relate to Mangoceuticals, Inc., is also based on our good faith estimates.

Unless the context otherwise requires, references in this prospectus to “we,” “us,” “our,” the “Company,” and “Mangoceuticals” refer to Mangoceuticals, Inc.

Certain terms used in this prospectus are defined in the “Glossary of Industry Terms” appearing on page 12 of this prospectus.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the “Risk Factors” section, our historical financial statements and the notes thereto, each included elsewhere in this prospectus.

THE COMPANY

Overview

We connect consumers to licensed healthcare professionals through our website at www.MangoRX.com for the provision of care via telehealth on our customer portal and also provide access for customers to a licensed pharmacy for online fulfillment and distribution of certain medications that may be prescribed as part of their telehealth consultations. We have developed what we believe is a go-to-market strategy inclusive of product development, operations, marketing and advertising. To date, however, we have not sold a significant amount of products and have not generated revenues sufficient to support our operations to date.

We have identified men’s wellness telemedicine services and products as a growing sector in recent years and especially related to the areas of erectile dysfunction (“ED”) and hair growth related products.

Our Products

Mango ED

We have developed and are marketing and selling a new brand of ED product under the brand name “Mango.” This product is produced at a compounding pharmacy and is available to patients on the determination of a prescribing physician that the compounded drug is necessary for the individual patient. This product currently includes the following three ingredients: Either Sildenafil (the active ingredient in Viagra) or Tadalafil (the active ingredient in Cialis) and Oxytocin, which are used in U.S. Food and Drug Administration (“FDA”) approved drugs; and L-Arginine, an amino acid that is available as a dietary supplement. However, the fact that Tadalafil, Sildenafil and Oxytocin are used in FDA approved drugs, and L-arginine is available as a dietary supplement, does not mean that these ingredients will prove safe when combined into a single formulation to treat ED. We currently offer two dosage levels of our Mango ED product and anticipate doctors prescribing a dosage based on the needs and medical history of the patient. Our Mango ED product currently includes the following amounts of the three ingredients discussed above: (1) either Sildenafil (50 milligrams (mg)) or Tadalafil (10 (mg)), Oxytocin (100 International units (IU)) and L-Arginine (50mg); and (2) either Sildenafil (100 milligrams (mg)) or Tadalafil (20mg), Oxytocin (100IU) and L-Arginine (50mg). Our Mango ED product has not been, and will not be, approved by the FDA and instead we produce and sell our Mango ED product and plan to produce and sell future pharmaceutical products, under an exemption provided by Section 503A of the Federal Food, Drug, and Cosmetic Act, as discussed below.

We are not aware of any clinical studies involving the administration of Tadalafil or Sildenafil sublingually at the doses we provide patients, or the compounding of Tadalafil or Sildenafil, Oxytocin, and L-arginine to treat ED, as is contemplated by our ED product. We are, however, aware of other companies that are currently selling oral disintegrating tablets for ED, including those using a combination of Tadalafil and Sildenafil. Additionally, because our Mango ED product is being specially compounded for the customer by a pharmacist with a physician’s prescription and because the ingredients for our Mango ED product are publicly disclosed, this product formula can be replicated by other companies.

Mango Hair Growth Product - ‘GROW’ by MangoRx

We have developed, and since November 16, 2022, are marketing and selling a new brand of hair growth product under the brand name ‘GROW’ by MangoRx (“Mango GROW”). This product is produced at our related party compounding pharmacy and is available to patients on the determination of a prescribing physician that the compounded drug is necessary for the individual patient. Mango Grow currently includes the following four ingredients – (1) Minoxidil (the active ingredient in Rogaine®) and (2) Finasteride (the active ingredient in Propecia), each of which are used in FDA approved drugs; and (3) Vitamin D3, and (4) Biotin, which are available as dietary supplements. However, the fact that Minoxidil and Finasteride are used in FDA approved drugs, and that Vitamin D3 and Biotin, are available as a dietary supplement, does not mean that these ingredients will prove safe when combined into a single formulation to attempt to treat hair growth. Mango GROW is encapsulated in convenient chewable, mint-flavored RDT’s.

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We currently offer one dosage level of our Mango GROW product and anticipate doctors prescribing Mango GROW based on the needs and medical history of the patient. Our Mango Grow product currently includes the following amounts of the four ingredients discussed above: (1) Minoxidil (2.5mg), (2) Finasteride (1mg), (3) Vitamin D3 (2000IU), and (4) Biotin (1mg). Our Mango GROW product has not been, and will not be, approved by the FDA and instead we produce and sell our Mango GROW product and plan to produce and sell future pharmaceutical products, under an exemption provided by Section 503A of the Federal Food, Drug, and Cosmetic Act, as discussed below.

We are not aware of any clinical studies involving the administration of Minoxidil and Finasteride sublingually at the dose we provide patients, or the compounding of Minoxidil, Finasteride, Vitamin D3, and Biotin, to treat hair growth, as is contemplated by our Mango GROW product. We are, however, aware of other companies that are currently selling oral tablets for hair growth, including those using a combination of Minoxidil and Finasteride. Additionally, because our Mango GROW product is being specially compounded for the customer by a pharmacist with a physician’s prescription and because the ingredients for our Mango GROW product are publicly disclosed, this product formula can be replicated by other companies.

Additional Information Regarding Mango ED and Mango GROW

Because our Mango GROW and Mango ED products have not been, and will not be, approved by the FDA, our products have not had the benefit of the FDA’s clinical trial protocol which seeks to prevent the possibility of serious patient injury and death. If this were to occur, we could be subject to litigation and governmental action, which could result in costly litigation, significant fines, judgments or penalties.

We currently anticipate using approximately $[   ] million of the net proceeds of this offering to finance marketing and general operational expenses associated with the sale of our Mango GROW and Mango ED products. We launched our website in mid-November 2022. To date, we have sold only a small amount of products and generated only minimal revenues.

Mango GROW and Mango ED have been formulated as Rapid Dissolve Tablets (“RDT”) using a sublingual (applied under the tongue) delivery system to bypass the stomach and liver. It is a generally established principle that sublingual drug absorption through the oral mucosa is generally faster than drug absorption through the gastrointestinal tract. This is because sublingual drugs that are absorbed through the oral mucosa directly enter the systemic circulation, bypassing the gastrointestinal tract and first-pass metabolism in the liver (see H. Zhang et al., Oral mucosal drug delivery: clinical pharmacokinetics and therapeutic applications, 41 Clin Pharmacokinet 661, 662 (2002). Though the active ingredients that comprise our Mango ED product are meant to treat ED – an issue that according to a 2018 study published in The Journal of Sexual Medicine has been estimated to affect over one-third of today’s men’s population (with prevalence increasing with age) – we are also aiming to brand ourselves as a lifestyle company marketed to men seeking enhanced sexual vitality, performance, and overall mood and confidence, including in connection with our Mango GROW product.

Our Mango products are sold exclusively online via our website at www.MangoRX.com.

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Our Customer Portal

Our customer platform connects consumers to licensed healthcare professionals through our website at www.MangoRX.com for the provision of care via telehealth and also provides access for customers to a licensed pharmacy for online fulfillment and distribution of certain medications that may be prescribed as part of a telehealth consultation. Additional features to this backend technology solution allow for the creation and management of customer accounts whereby customers have the ability to login, view and make changes to their respective accounts, including reviewing order history, tracking order shipments, requesting and ordering product refills and making other profile changes such as shipping address and payment changes. Our portal is not unique to the industry and is not anticipated to be difficult or costly to replicate or replace.

The backend technology solution also houses and manages all customer data providing us with additional key functionality, including to provide customer service and support and data analytics for various marketing initiatives and reporting functions.

We do not anticipate selling any third-party products via our portal.

Our Growth Strategy

Our growth strategy includes the following key initiatives:

Utilize a variety of marketing channels using data analytics to attract customers

We market and advertise our Mango products on a variety of advertising mediums including social media, online search websites, television, radio, out-of-home, and other media channels, to the extent we are legally able to, and in compliance with applicable FDA rules and requirements; however, due to such rules and requirements, we are extremely limited in the content of the claims and promotional statements that we are able to make regarding our products under applicable FDA regulations. We believe advertising in a diversified set of media channels is important to prevent overreliance on any single channel and to maximize the exposure of our brand to our desired customers. We also seek to reach our customers through our own social media accounts, press coverage and public relations, internally developed educational and lifestyle content, and through engagement of social media influencers, hired and paid celebrities and talent, and physical brand advertising campaigns and in each case subject to applicable rules and regulations, which are expected to significantly limit the content of such marketing materials. We believe that this overall strategy will drive customer traffic to our platform, including direct type-in traffic and organic online search traffic.

We also utilize a marketing strategy focused on analytics and data. We have designed our internal systems to measure consumer behavior, including which types of consumers generate more revenue in their first purchase, generate more revenue over time, generate more gross profit from their purchases, and which types of consumers are most valuable over their lifetime. We also seek to measure the effectiveness of our marketing budgets and the rate of return we generate from our marketing campaigns. We also use outside marketing and advertising firms to assist management in identifying marketing and advertising campaigns, media purchases and mediums, and seeking to drive a sufficient rate of return from our marketing and advertising budgets.

Invest in our telemedicine platform to enable sales throughout the United States

We utilize both a synchronous and asynchronous approach through our telemedicine platform, connecting customers through our platform and contracted physicians and pharmacy. An asynchronous visit allows a physician to verify the patient’s identity, demographics and collect the medical history online without needing to physically see or speak to the patient while a synchronous visit requires the doctor to either speak directly to the patient and/or see the patient either via video conference or in person. As discussed above, we focus our sales in the District of Columbia and the 47 states where our related party pharmacy is licensed, with the goal of eventually undertaking sales across all 50 states, pending licensing approvals of our related party pharmacy.

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Provide subscription plans for recurring revenue and introduction of new products

We provide our customers with an option to purchase our Mango products on a subscription basis. Subscription plans provide an easy and convenient way for customers to get ongoing treatment while simultaneously providing us with predictability through a recurring revenue stream.

For subscription plans, customers are able to select a desired timeframe in which to receive products, which ranges from once every month to once every six months, depending on several factors. The customer is then billed on a recurring basis based on the selected timeframe and specified quantity of product, which is shipped after each billing from our contracted pharmacy (Epiq Scripts (defined and discussed below)). Customers are able to cancel subscriptions in between billing periods to stop receiving additional products and reactivate subscriptions. Our integrated technology platform allows us to efficiently serve customers from customer discovery, through the purchase of products on our website, to connecting customers with medical providers for telehealth consultations (through our contracted physician network (which is contracted through Epiq Scripts (defined and discussed below)), to the fulfillment and delivery of orders (through our contracted pharmacy), and finally through ongoing management by medical providers (also through our contracted physician network). We believe that our platform provides us cost advantages and efficiencies to offer customers affordable prices and generate increased revenues over time.

We intend to launch new products over time and offer additional subscription-based offerings which we hope will result in growth in revenue through recurring revenue streams.

Market Overview

The Market for ED Products

According to a January 2022 report published by Verified Market Research, the Global Erectile Dysfunction Drugs Market size was valued at $3.63 billion in 2020, mainly due to the increase in patient awareness and the early adoption of sedentary lifestyle. Verified Market Research also projects that the total Global Dysfunction Drugs Market size will contract to $2.95 billion in 2028. The expected reason for this contraction is poor patient compliance with erectile dysfunction drugs and the future availability of cost-effective imitation medicines, as well as side effects of ED drugs. We do not anticipate our Mango ED drug suffering from these limitations, as we believe our product is easy to use and that we have priced our product competitively. Separately, Grand View Research, in a July 2022 report, projects that the U.S. market (where we initially plan to market our ED product) for erectile dysfunction drugs which is estimated at approximately $1.1 billion as of 2021, will increase at a 7.4% compound annual growth rate though 2030.

Further, it is estimated that nearly 3-in-5 men questioned in the U.S. have suffered from erectile dysfunction, according to a survey reported in February 2022 by LetsGetChecked, a leading at-home health screening and insights company (based on research carried out by Opinium Research among 2,006 men in the U.S., 1,178 of whom had previously experienced erectile dysfunction, from February 7-10, 2020). According to that study, age isn’t that big a factor either, with 56% of men 18 to 34 years old being affected, compared to 63% of those over the age of 55. The study also determined that most men blame psychological factors for ED – with 41% blaming stress, 34% blaming having “too much on their mind,” and 31% believing it is performance anxiety.

The Market for Mango GROW

According to the website of the American Hair Loss Association, (a) two-thirds of American men will experience some degree of hair loss by the age of 35, (b) by age 50, around 85 percent of men have significantly thinning hair; and (c) for around 25% of men, the start of male pattern baldness can begin before the age of 21. Additionally, and contrary to societal belief, we believe that most men who suffer from male pattern baldness are unhappy with their situation and would take steps to change that. In our experience, hair loss affects every aspect of the hair loss sufferer’s life including interpersonal relationships as well as the professional lives of those suffering.

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According to a May 2022 market study entitled, “Hair Loss Prevention Products Market Forecast to 2028 – COVID-19 Impact and Global Analysis – by Product Type (Shampoos and Conditioners, Oils, Serums, and Others), Category (Natural & Organic, and Conventional), End User (Men, Women, and Unisex), and Distribution Channel (Supermarkets and Hypermarkets, Convenience Stores, Online Retail, and Others)”, by The Insight Partners, the hair loss prevention products market size was valued at $23.6 billion in 2021 and is projected to reach $31.5 billion by 2028, growing at a projected compound annual growth rate of 4.2% from 2021 to 2028.

Mordor Intelligence LLP believes that the major factors driving the hair loss prevention market are changing lifestyle patterns, adoption of a hectic schedule that increases stress levels, which in turn results in frequent hair loss at an earlier stage among the young population, growing disposable income, and increased emphasis on appearances.

Competition and Competitive Advantages

We mainly compete with other companies offering men’s wellness products, including Hims & Hers Health, Inc. and Roman. With our Mango ED products, we compete against much larger pharmaceutical companies which offer ED branded drugs like Viagra (Pfizer) and Cialis (marketed by Lilly ICOS LLC, a joint venture between Eli Lilly and Company and ICOS Corporation) and their generic forms. With our Mango Grow product, we compete against the much larger pharmaceutical company Merck & Co., which offers the branded hair loss product Propecia and Johnson & Johnson, the owner of Rogaine® – a branded form of Minoxidil. These companies have much greater resources than we do and well-known brand names.

Our future men’s wellness products will also likely need to compete against other traditional healthcare providers, pharmacies, and large retailers that sell non-prescription products.

Furthermore, we compete with other companies, which have greater resources and a greater advertising budget, and which are also selling ED related products with either or both Tadalafil and Sildenafil (or similar products) in an oral disintegrating tablet and who are selling compounded Minoxidil and Finasteride in both topical form (e.g., gels, foams, liquid solutions) and in oral capsule, tablet or pill form. For example, we are aware of other companies that are currently selling oral disintegrating tablets for ED, including those using a combination of Tadalafil and Sildenafil (the active ingredient in Viagra). However, we are not aware of any companies that are selling a compound consisting of Minoxidil and Finasteride in an oral disintegrating tablet form.

We intend to compete against these competitors based on our branding, advertising, unique compounding, and delivery system (i.e., our Mango product has been designed to be taken sublingually, rather than in pill form).

Relative to other online direct to consumer telemedicine companies that are selling both generic ED medication and generic hair loss medications, we believe we have priced both our Mango ED products and Mango Grow product at a premium, due to the cost of compounding the product and the use of multiple ingredients. We are currently aware of a handful of other direct to consumer companies that are also selling compounded hair loss and ED medications and who are selling their products at a higher price than Mango’s current price. When comparing the current market for various pharmaceutical related hair loss and ED products, we have attempted to position our pricing to be slightly above average as we anticipate marketing or Mango GROW and Mango ED products to a demographic that we expect will pay a premium for what we believe to be a premium product relative to the competition for the treatment of hair loss and erectile dysfunction.

Regulatory Environment

We produce and sell our Mango GROW and Mango ED product and plan to produce and sell our future pharmaceutical products, under an exemption provided by Section 503A of the Federal Food, Drug, and Cosmetic Act (“FFDCA Act”). Section 503A describes the conditions under which compounded human drug products are exempt from the FFDCA Act sections on FDA approval, current good manufacturing practice (“cGMP”) requirements, and labeling with adequate directions for use. One of these conditions is that the drugs must be compounded based on the receipt of valid patient-specific prescriptions; another condition limits “copying” of FDA-approved products, which restricts compounding drugs that have the same active ingredients and route of administration as FDA-approved products that are commercially available. The FDA also prohibits any marketing or promotional statements that are “false or misleading in any particular,” including making any unsupported superiority claims against other products or the failure to disclose a material fact.

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Notwithstanding the above, under relevant FDA guidance, the FDA generally does not consider a compounded drug to be “essentially a copy” of a commercially available drug if the compounded drug has a different route of administration as compared with the approved alternative, and our Mango GROW and Mango ED products are for a different route of administration (e.g., sublingual). In addition, the FDA does not consider a compounded drug to be “essentially a copy” of a commercially available drug if the approved product cannot be used for the prescribed route of administration, which is available in the compounded version (which we believe it cannot, as discussed below). Finally, we do not expect that we will be deemed to have engaged in such “copying”, because our Mango GROW and Mango ED products are based on a prescriber’s determination for each patient that the change associated with the compounded product (our Mango GROW or Mango ED product) produces for the patient a significant difference as compared with the commercially available drug product. Under relevant FDA guidance, the FDA does not consider a compounded drug “essentially a copy” if a prescriber determines that there is a change, made for an identified individual patient, which produces for that patient a significant difference from the commercially available product.

Under Section 503A of the FFDCA Act, it is the prescribing practitioner who determines if a compounded drug is necessary for the identified patient and whether the change associated with the compounded product produces for the patient a significant difference as compared with the commercially available drug product. FDA’s guidance states that the FDA generally does not intend to question prescriber determinations that are appropriately documented. Our Mango GROW and Mango ED compounded products have been formulated as a Rapid Dissolve Tablet using a sublingual (applied under the tongue) delivery system to bypass the stomach and liver. We believe this offers a significant difference based on the fact that the approved versions are not available in the same route of administration (i.e., sublingual). A sublingual formulation may be able to meet the clinical needs of a particular patient who desires a more rapid onset of action compared to an FDA-approved oral formulation. In addition, because the prevalence of ED generally increases with age, older patients who may have difficulty swallowing an FDA-approved oral formulation may benefit from a sublingual formulation that dissolves under the tongue.

Compounded drugs, like our Mango GROW and Mango ED products, are not FDA-approved. This means that the FDA does not verify the safety or effectiveness of such drugs. Instead, consumers rely on the determination of a prescribing physician that the compounded drug is necessary for the individual patient. Compounded drugs also lack an FDA finding of manufacturing quality before such drugs are marketed.

The FDA has the authority to impose significant restrictions on products through regulations on advertising, promotional and distribution activities. In particular, the FDA will object to any promotional activity (including through testimonials and surrogates) that is “false or misleading in any particular,” including the failure to disclose material facts. For example, the FDA will expect adequate substantiation for an efficacy claim, which would require substantial evidence derived from adequate and well-controlled clinical trials. We believe we can conduct truthful and non-misleading promotional activities, including activities involving the use of testimonials and surrogates, with limited claims that do not require substantial evidence derived from adequate and well-controlled clinical trials and which do not include efficacy claims.

We are also aware of data in the scientific literature supporting how the proposed combination of the compounds which make up our Mango ED product (i.e., Tadalafil or Sildenafil, Oxytocin, and L-arginine) might be expected to perform in ED patients. Previous clinical studies (none of which we have paid for or undertaken ourselves) have suggested that either Sildenafil or Tadalafil and L-arginine in combination for treatment of ED may be more effective than either compound alone—This is because L-arginine may increase nitric oxide, that in turn may increase cyclic guanosine monophosphate, which has relaxation and vasodilation (dilatation of blood vessels) effects on smooth muscle to assist in the treatment of ED. Furthermore, Oxytocin is a neurotransmitter linked to increased levels of social interaction, well-being, and anti-stress effects and clinical studies suggest administration of Oxytocin may stimulate certain aspects of social interaction, and may cause anti-anxiety and anti-stress effects.

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Furthermore, we are aware of data in the scientific literature supporting the efficacy of Minoxidil as an oral treatment (as discussed below), as opposed to topical treatments that have been more traditionally used and marketed for hair growth to date. Topical Minoxidil and oral Finasteride are current the standard first-line treatments for androgenetic alopecia (AGA)(male pattern baldness). Minoxidil in an oral formulation has been previously used for the treatment of severe and uncontrolled hypertension at a dose of 10–40 mg. Unintentionally, the early trials of oral minoxidil as an antihypertensive drug documented side effects such as hypertrichosis (excessive hair growth anywhere on the body) and hirsutism (excess hair most often noticeable around the mouth and chin) with chronic use. A study conducted by Ratchathorn Panchaprateep & Suparuj Lueangarun, and published in the September 24, 2020 edition of Dermatology and Therapy, found that oral minoxidil at a dose of 5 mg taken once daily, significantly increased hair growth in men with AGA after 12 and 24 weeks of treatment (Panchaprateep, R., Lueangarun, S. Efficacy and Safety of Oral Minoxidil 5 mg Once Daily in the Treatment of Male Patients with Androgenetic Alopecia: An Open-Label and Global Photographic Assessment. Dermatol Ther (Heidelb) 10, 1345–1357 (2020)).

Separately, Finasteride taken orally in the amount of 1 mg per day has shown to promote scalp hair growth and prevent further hair loss in a significant proportion of men with male pattern hair loss (McClellan, K.J., Markham, A. Finasteride. Drugs 57, 111–126 (1999).

Neither we, nor our representatives have had any conversations with the FDA staff regarding whether our Mango GROW or Mango ED product can be sold pursuant to Section 503A of the FFDCA Act and future conversations with the FDA may result in the FDA staff raising issues with such sales pursuant to Section 503A of the FFDCA, requiring certain pre-requisites or changes to our current business plan, which may be costly or time consuming, and/or may result in us being prohibited from selling our Mango GROW or Mango ED product pursuant to Section 503A of the FFDCA Act.

Our Contracted Telehealth Provider

In many states, including Texas where our principal business operations are located, the corporate practice of medicine doctrine prohibits corporations from practicing medicine and from employing physicians to provide professional medical services. Many states that recognize this doctrine also prohibit physicians from agreeing to share the fees they receive for professional services with unlicensed entities or individuals, a practice that is commonly known as “fee splitting.” The requirements for compliance with any applicable corporate practice of medicine and fee splitting restrictions vary among the states. In Texas, for example, there is no statute that expressly prohibits fee splitting, but the corporate practice of medicine doctrine has been interpreted to prohibit physicians from ceding control over their fee structures to corporate entities or giving a substantial portion of the fees received to corporate entities.

In order to comply with the corporate practice of medicine and fee splitting restrictions, we do not employ or directly contract with individual physicians or physician groups, nor do we control their medical decision-making or charges. Rather, on August 1, 2022, we entered into a Physician Services Agreement (the “Physicians Agreement”) with BrighterMD, LLC doing business as Doctegrity (“Doctegrity”), as discussed in further detail below under, which has agreed to make available to us, healthcare professionals, to allow them to provide clinical services directly to our future customers via telehealth. We have integrated these healthcare professionals to allow for telehealth consultations and related services on our Mangoceuticals platform. This platform is the backbone of our business as it connects consumers with both the medical provider and the pharmacy for fulfillment. It is also the system that we use to create marketing funnels for outgoing marketing, customer management and support, and analytics for future sales.

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Physician Services Agreement with Doctegrity

Pursuant to the Physicians Agreement, Doctegrity, which provides online telemedicine technology services and provides access to independently contracted licensed physicians and providers, agreed to (a) arrange for the services of a physician or, where appropriate, a mid-level practitioner with delegated authority from a physician, licensed in the appropriate state the practice of medicine will take place, who will establish a physician/patient relationship with patients associated with our platform in accordance with the laws and regulations of the appropriate state(s) and also provide physician review and assessment and quality control of our or related brands’ advertising of services, medical questionnaires and related prescription requests; and (b) provide an asynchronous telehealth platform (and in certain cases, synchronous capabilities in certain U.S. states where and when available and applicable) which provides patient access to licensed physicians in the state from which the patient, who is participating under our platform, resides.

We chose to contract with Doctegrity after reviewing and comparing the fees and services offered by similar telehealth platform companies that facilitate visits between health care professionals and patients.

After a patient visits our website and submits a request for a consultation with a health care professional, Doctegrity will communicate the patient’s information to one of its affiliated physicians. Doctegrity and the physicians are responsible for conducting the telehealth consultation and any ongoing communication with the patient in accordance with applicable laws. The physicians make a determination, in their sole discretion, as to whether or not to prescribe our products (currently our Mango GROW and Mango ED products) to potential customers. If the physicians prescribe our Mango GROW or Mango ED product, then the customers will pay us for our products. In turn, Epiq Scripts, LLC, pursuant to the Master Services Agreement discussed below, is provided information on the customer and compounding of our product, compound the product, and ship the product to customers using packaging and shipping materials which we supply.

We pay Doctegrity for each physician visit conducted in response to request made by a patient on our website, regardless of whether the physician prescribes our product to the patient. The fee we pay Doctegrity is fixed, set in advance and was negotiated at arms’ length after comparing the prices offered by similar services. We are not a party to any contracts between Doctegrity and any health professionals or physician groups and do not control how Doctegrity reimburses these providers.

Although our arrangement with Doctegrity, as summarized above, is structured to comply with applicable laws, including those restricting the corporate practice of medicine and fee splitting, there may be a risk that a state agency, now or in the future as these laws (and interpretations of them) evolve, would conclude that the arrangement and fee structure between Doctegrity and its contracted physicians and/or our agreement with Doctegrity violates the corporate practice of medicine doctrine and fee splitting restrictions in Texas or in another state where a patient who uses our Mangoceuticals platform is located.

The Physicians Agreement has a term of one year subject to automatic one-year renewals unless and until terminated in accordance with the Physicians Agreement, including by either party with 90 days’ prior written notice with or without cause and for cause with ten days’ written notice.

Relationship with Epiq Scripts

Master Services Agreement with Epiq Scripts

On September 1, 2022, and effective on August 30, 2022, we entered into a Master Services Agreement (the “MSA”) with Epiq Scripts, LLC (“Epiq Scripts”), which at the time was 51%-owned by American International Holdings Corp (“American International”). Mr. Cohen, our Chairman and Chief Executive Officer, served as the Chief Executive Officer and a director of, and had voting control over, American International at the time of the entry into the Master Services Agreement. As discussed under “Company Information and Formation,” our company was wholly-owned by American International until April 16, 2022, when control of our company was sold to Cohen Enterprises, Inc. (“Cohen Enterprises”), which is owned by Mr. Cohen. Epiq Scripts was formed in January 2022, and only began compounding drugs for patients in November 2022. On February 15, 2023, the 51% of Epiq Scripts then owned by American International was transferred to Mr. Cohen as part of an exchange transaction, whereby Mr. Cohen agreed to cancel his preferred stock of American International, which provided him voting control over American International, in exchange for among other assets, American International’s ownership of Epiq Scripts. As a result, Epiq Scripts is currently 51% owned by Mr. Cohen, our Chairman and Chief Executive Officer. Additionally, Mr. Cohen has served as the co-Manager of Epiq Scripts since January 2022.

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Pursuant to the Master Services Agreement and a related statement of work (“SOW”), Epiq Scripts agreed to provide pharmacy and related services to us, we agreed to exclusively use Epiq Scripts as the provider of the Services (defined below) during the term of the agreement, so long as Epiq Scripts complies with the terms of the Master Services Agreement. The agreement also includes a 30-day right of first refusal for Epiq Scripts to provide pharmacy services for any new product that Mango may introduce during the term of the agreement.

Pursuant to the SOW, Epiq Scripts agreed to provide for the online fulfillment, specialty compounding, packaging, shipping, dispensing and distribution (collectively, the “Services”) of products sold exclusively via our website that may be prescribed as part of a telehealth consultation on our platform. Epiq Scripts also agreed to provide mail service pharmacy services to us on an exclusive basis during the term of the SOW.

We agreed to provide Epiq Scripts with all custom packaging materials, including but not limited to, individual sachet and/or blister packaging materials, outer box packaging, and any custom inserts and/or marketing information to accompany the prescription shipment, if any and to provide Epiq Scripts with quarterly sales forecasts to ensure Epiq Scripts has enough packaging materials on hand to cover a 90-day period. We agreed to pay for all direct shipping, delivery and related courier costs and to provide Epiq Scripts with direct access to any online accounts to access and generate shipping labels for the fulfillment and delivery of our products.

The SOW has a term through December 31, 2025, automatically renewable thereafter for successive one-year terms unless either party terminates the agreement at least 90 days before renewal thereof and the SOW is subject to the same termination rights of the parties as set forth in the Master Services Agreement (discussed below).

Pursuant to the SOW, we agreed to pay Epiq Scripts certain fixed rate fees for prescription fulfillment, processing and packaging (per prescription) and drug compounding (per pill), provided the per pill rate is reduced upon us exceeding 3,500 product packages per month.

Under the Master Services Agreement, we are solely responsible for billing and collecting funds from our customers and Epiq Scripts is paid out of funds that we actually collect.

We paid Epiq Scripts a total of $60,000 upon our entry into the Master Services Agreement, comprising $45,000 as a one-time non-refundable technology systems setup and implementation fee and $15,000 as an upfront retainer to be credited towards the future provision of pharmacy and related services as outlined and detailed in the Master Services Agreement and SOW, of which $11,745 remained outstanding as of December 31, 2022 and $84,382 remained outstanding as of September 30, 2023. All costs related to the pharmacy services provided by Epiq Scripts are listed as related party costs of revenues on our statement of operations.

The Master Services Agreement has a term of five years, automatically renewable to additional one-year terms thereafter unless either party provides the other notice of termination at least 90 days prior to the date of automatic renewal. The Master Services Agreement can be terminated (i) upon breach of the agreement by the other party, subject to a 90-day cure right, (ii) if a party enters into bankruptcy or fails to pay its debts as they become due, or (iii) if Epiq Scripts becomes unable to perform the services covered by the Master Services Agreement and any statements of work associated therewith.

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Epiq Scripts is located in Texas, and has filed with the Utilization Review Accreditation Commission (“URAC”) to obtain its pharmacy accreditation and obtained its first state license in the State of Texas in February 2022. Epiq Scripts currently has State Board of Pharmacy (or its equivalent) licenses to operate in the District of Columbia and 47 states: Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming and plans to eventually obtain licenses in all 50 states by the end of 2023, with some state licenses easier to obtain and quicker to obtain than others. Although Epiq Scripts is physically located in Texas, it can ship products to customers in each state in which it holds a license.

As a result of the above, Epiq Scripts can currently only provide the Services to us in the District of Columbia and the 47 states described above, and we are unable to sell products to any customers in any states other than those named above, until Epiq Scripts is able to obtain licenses in other states and will thereafter be limited to selling products to customers only in the states in which Epiq Scripts holds licenses.

Consulting Agreement With Epiq Scripts

On September 15, 2023, we entered into a Consulting Agreement (the “Consulting Agreement”) with Epiq Scripts. Pursuant to the Consulting Agreement, Epiq Scripts agreed to provide pharmacy consulting services in connection with the Company’s global expansion efforts, and as reasonably requested by the Company, during the term of the agreement, which is for five years, unless otherwise earlier terminated (a) due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof; (b) the mutual agreement of the parties; or (c) the date that Epiq Scripts provides the Company written notice of termination, which may be at any time and for any reason.

In consideration for agreeing to provide the services under the agreement, the Company agreed to pay Epiq Scripts (1) a one-time payment of $65,000, payable within ten days of the entry into the agreement; and (2) a set fee, payable for each prescription drug pill sold by the Company for cash, to the extent such pill must be prescribed by a medical doctor, or sold through retail pharmacies over the counter, in jurisdictions where a doctor’s prescription is not required for the sale of such drugs, and sold in a Territory (defined below), which consideration per pill decreases each year that the agreement is in effect, and is only payable for the first five years of the agreement.

The Consulting Agreement further provides that no payments are due for the sale of any prescription pills until the First Sale.

Under the Consulting Agreement, (a) “Territory” means worldwide, except for the United States, including its territories and possessions and the District of Columbia; and (b) “First Sale” means the date that the first commercial sale of prescription pills occurs in the Territory.

Future payments are also required to be offset equitably for any prescription pill sold which is later refunded, charged back, returned, or reimbursed to a purchaser.

The agreement includes customary representations of the parties, confidentiality and non-solicitation provisions, rights of Epiq Scripts to audit the sales of prescription pills, subject to certain limitations and requirements, and the requirement that the Company reimburse certain expenses of Epiq Scripts, subject to certain limitations and pre-approvals.

First Amendment to MSA

On September 15, 2023, we entered into a First Addendum to Master Services Agreement with Epiq Scripts (the “First Amendment”).

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Pursuant to the First Amendment, the parties agreed to amend the MSA to include certain Right of first negotiation rights and right of first refusal rights (each as discussed below). Additionally, the First Amendment provides for certain rights to Epiq Scripts in the event that the Company seeks to obtain pharmaceutical services in connection with certain Company products (collectively, “Pharmaceutical Services”) in jurisdictions other than the United States, including, without limitation, Mexico and the United Kingdom, where Epiq Scripts does not currently maintain licenses or permits (“Future Jurisdictions”, which shall also include, to the extent applicable, any state in the United States in which Epiq Scripts does not then hold required permits or licenses for the provision of the Pharmaceutical Services) and/or to terminate Epiq Scripts’ rights to provide exclusive Pharmaceutical Services in any current state of the United States or Future Jurisdiction where Epiq Scripts may then be providing Pharmaceutical Services to the Company (each a “Current Jurisdiction”).

Specifically, the parties agreed in the First Amendment that should the Company decide to transfer any services provided by Epiq Scripts in a Current Jurisdiction to another pharmaceutical service provider (“Transferred Services”), the Company will be required to pay Epiq Scripts a fee of 1% of the total gross sales of all Prescription Products (defined below) by the Company resulting from the Transferred Services in the Current Jurisdiction, for a period of the lesser of (a) five (5) years from the date the Company transferred the Transferred Services; and (b) through the end of the term of the MSA (including where applicable, any renewal term)(the “Non-Use Fee”). The Non-Use Fee is payable monthly in arrears, for calendar quarters, by the 15th day following the end of each calendar quarter. “Prescription Products” means Products (as defined in the MSA) sold by the Company which must be prescribed by a medical doctor.

Notwithstanding the above, the Non-Use Fee shall not apply, and the Company shall not be obligated to pay any Non-Use Fee (a) in the event that the Transferred Services are provided directly by the Company or a majority-owned subsidiary of the Company; (b) in the event the Company decides to enter into an agreement with another pharmaceutical service provider to provide Pharmaceutical Services in a Future Jurisdiction; or (c) in connection with any services provided by any parties in any Future Jurisdictions.

The First Amendment also provides that until the fifth anniversary of the First Amendment, the Company shall notify Epiq Scripts in writing of any plans to (a) expand its need for pharmacy services outside of those contemplated by the MSA; (b) expand its need for pharmacy services into a new jurisdiction which Epiq Scripts does not then operate in (including, but not limited to new countries); or (c) begin providing pharmacy services internally (either through organic growth or acquisition). Thereafter Epiq Scripts has the right to provide the Company written notice of its intention to provide such services (as described in (a) or (b) above, whereafter the Company is required to discuss and negotiate such services in good faith with Epiq Scripts for a period of not less than 15 days). Otherwise, in the event of the occurrence of an event discussed in (c) above, the Company is required to discuss the possibility of Epiq Scripts either co-operating the pharmacy or providing management services to the Company in good faith for 15 days. In the event after such 15 day period, the Company and Epiq Scripts cannot come to a mutually agreeable agreement, the Company is under no further obligation regarding the matter set forth in the notice provided to Epiq Scripts.

Finally, the First Amendment includes a requirement whereby if Epiq Scripts receives notice of any proposed fundamental transaction involving Epiq Scripts or its assets, including any agreement, arrangement, offer or proposal (including a letter of intent, term sheet, form of definitive agreement or definitive agreement) for an asset sale or acquisition, merger, acquisition or sale of securities, or redemption or repurchase of securities, Epiq Scripts must provide the Company notice of such offer within three days, after which receipt the Company will have the right of first refusal for 30 days to become the purchaser in connection with the notified transaction, on the terms, and subject to the conditions, set forth in such notified offer and pursuant to the conditions of the First Amendment.

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Glossary of Industry Terms

The following are abbreviations, acronyms and definitions of certain terms used in this document, which are commonly used in our industry:

“cGMP” means current good manufacturing practice regulations promulgated by the FDA under the authority of the FFDCA. These regulations, which have the force of law, require that manufacturers, processors, and packagers of drugs, medical devices, some food, and blood take proactive steps to ensure that their products are safe, pure, and effective.

“FFDCA” means the Federal Food, Drug and Cosmetic Act, which is a set of U.S. laws passed by Congress in 1938 giving authority to the FDA to oversee the safety of food, drugs, medical devices, and cosmetics.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, which has the goal of making it easier for people to keep health insurance, protect the confidentiality and security of healthcare information and help the healthcare industry control administrative costs.

“HITECH” means the Health Information Technology for Economic and Clinical Health Act.

“IU” means International Unit, which is a unit of measurement for the effect, not mass of a substance; the variance is based on the biological activity or effect, for the purpose of easier comparison across similar forms of substances. IUs are used to measure the activity of many vitamins, hormones, enzymes, and drugs.

“Individually identifiable health information” is defined by HIPPA to mean information that is a subset of health information, including demographic information collected from an individual, and: (1) is created or received by a health care provider, health plan, employer, or health care clearinghouse; and (2) relates to the past, present, or future physical or mental health or condition of an individual; the provision of health care to an individual; or the past, present, or future payment for the provision of health care to an individual; and (a) that identifies the individual; or (b) with respect to which there is reasonable basis to believe the information can be used to identify the individual.

“Mg” means milligrams.

“NCPDP” means the National Council for Prescription Drug Programs, which is an American National Standards Institute accredited, standards development organization providing healthcare solutions.

“NPI” means National Provider Identifier, which is a Health Insurance Portability and Accountability Act (HIPAA) Administrative Simplification Standard. The NPI is a unique identification number for covered health care providers.

“PII” means personal identifiable information.

“TSBP” means The Texas State Board of Pharmacy, which is the state agency responsible for the licensing/registration of Texas pharmacists, pharmacy technicians, and pharmacies; for establishing regulations for pharmacy practice; and for disciplining licensees and registrants.

“URAC” means the Utilization Review Accreditation Commission, which is a review accreditation commission which offers health organizations an opportunity to have trained reviewers examine their operations and publicly ensure they are delivering care in a manner consistent with national standards.

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Selected Risks Associated with Our Company

Our business is subject to numerous risks and uncertainties, including those in the section entitled “Risk Factors” and elsewhere in this prospectus. These risks include, but are not limited to, the following:

●	Our need for additional funding, the availability and terms of such funding, and dilution caused thereby;

●	We have a limited operating history, have produced only a limited amount of products and have generated only limited revenues to date;

●	Our ability to execute our growth strategy and scale our operations and risks associated with such growth, and our ability to attract members and customers;

●	The effect of pandemics and governmental responses thereto on our operations, those of our vendors, our customers and the economy in general;

●	Risks associated with our ED product which has not been, and will not be, approved by the FDA and has not had the benefit of the FDA’s clinical trial protocol which seeks to prevent the possibility of serious patient injury and death;

●	Risks that the FDA may determine that the compounding of our planned products does not fall within the exemption from the FFDCA Act provided by Section 503A;

●	Our significant reliance on related party transactions and risks associated with such related party relationships and agreements;

●	The effect of data security breaches, malicious code and/or hackers;

●	Competition and our ability to create a well-known brand name;

●	Changes in consumer tastes and preferences;

●	Material changes and/or terminations of our relationships with key parties;

●	Significant product returns from customers, product liability, recalls and litigation associated with tainted products or products found to cause health issues;

●	Our ability to innovate, expand our offerings and compete against competitors which may have greater resources;

●	Our Chairman and Chief Executive Officer, Jacob D. Cohen our President and Director, Jonathan Arango, have majority voting control over the company which may deter some investors;

●	Our ability to prevent credit card and payment fraud;

●	Risks associated with inflation, and increases in interest rates and economic downturns, including potential recessions, as well as macroeconomic, geopolitical, health and industry trends, pandemics, acts of war (including the ongoing Ukraine/Russian conflict and Israel/Hamas conflict) and other large-scale crises;

●	The risk of unauthorized access to confidential information;

●	Our ability to protect our intellectual property and trade secrets, claims from third-parties that we have violated their intellectual property or trade secrets and potential lawsuits in connection therewith;

●	Our and our providers’ ability to comply with government regulations, changing regulations and laws, penalties associated with any non-compliance (inadvertent or otherwise), the effect of new laws or regulations, and our ability to comply with such new laws or regulations;

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●	Our reliance on our current management and the terms of their employment agreements with us;

●	The outcome of future lawsuits, litigation, regulatory matters or claims;

●	The fact that certain recent initial public offerings of companies with public floats comparable to the public float of the Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company; and the fact that we may experience similar volatility, which may make it difficult for investors to assess the value of our common stock;

●	Certain terms and provisions of our governing documents which may prevent a change of control, and which provide for indemnification of officers and directors, limit the liability of officers or directors, and provide for the board of director’s ability to issue blank check preferred stock; and

●	The volatile nature of the trading price of our common stock; dilution experienced by investors in the offering; and dilution which may be caused by future sales of securities.

Corporate and Background Information

We are a Texas corporation formed on October 7, 2021. Our address is 15110 N. Dallas Parkway, Suite 600, Dallas, Texas 75248. Our telephone number is (214) 242-9619. Our website is www.MangoRX.com. Information contained on or accessible through our website is not a part of this prospectus and is not incorporated by reference herein, and the inclusion of our website address in this prospectus is an inactive textual reference only.

On March 23, 2023, we consummated our initial public offering (the “IPO”) of 1,250,000 shares of common stock at a price to the public of $4.00 per share, pursuant to that certain Underwriting Agreement, dated March 20, 2023 (the “Underwriting Agreement”), between the Company and Boustead Securities, LLC, as representative (“Boustead”) of several underwriters named in the Underwriting Agreement. The Company received gross proceeds of approximately $5 million, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company upon the sale of the shares. In connection with the IPO, the Company also granted Boustead a 45-day option to purchase up to an additional 187,500 shares of its common stock, which expired unexercised.

At the same time, and as part of the same registration statement, but pursuant to a separate prospectus (the “Resale Prospectus”) the Company registered the sale of 4,765,000 shares of common stock, including 2,000,000 shares of common stock issuable upon the exercise of outstanding warrants to purchase shares of common stock with an exercise price of $1.00 per share, of which warrants to purchase 975,500 shares of common stock remain outstanding, and unexercised, as of the date of this prospectus.

As additional consideration in connection with the IPO, we granted Boustead, the representative of the underwriters named in the Underwriting Agreement for the IPO, warrants to purchase 87,500 shares of common stock with an exercise price of $5.00 per share, which are exercisable beginning six months after the effective date of the registration statement filed in connection with the IPO (March 20, 2023) and expire five years after such effectiveness date.

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Summary Financial Data

The following table presents our summary historical financial data for the periods indicated. The summary historical financial data as of September 30, 2023, and for the nine months ended September 30, 2023 and 2022, are derived from the unaudited financial statements included herein and the summary financial data as of December 31, 2022, for the year ended December 31, 2022 and for the period from October 7, 2021 (Inception) through December 31, 2021, are derived from the audited financial statements included herein. See “Index to Financial Statements” below.

Historical results are included for illustrative and informational purposes only and are not necessarily indicative of results we expect in future periods, and results of interim periods are not necessarily indicative of results for the entire year. You should read the following summary financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.

Statements of Operations Data:	Nine Months Ended September 30, 2023 (unaudited)		Nine Months Ended September 30, 2022

Revenues	$487,119		$—
Cost of revenues	(198,201	)(1)	—
Gross Profit	288,918		—
General and administrative expenses	6,939,761		1,319,727
Imputed interest	6,473		4,673
Net loss	(6,644,370)		(1,324,400)
Basic and diluted loss per share	$(0.45)		$(0.13)

Statements of Operations Data:	Year Ended December 31, 2022	From October 7, 2021 (Inception) to December 31, 2021

Revenues	$8,939	$—
Cost of revenues	(4,089)	—
Gross Profit	4,850	—
General and administrative expenses	1,996,432	17,520
Imputed interest	6,473	181
Net loss	(1,998,055)	(17,701)
Basic and diluted loss per share	$(0.19)	$(0.00)

	September 30, 2023 (unaudited)
Balance Sheet Data:	Actual	As Adjusted (3)

Cash and cash equivalents	$1,236,747	$
Total assets	1,595,505
Debt	—		(2)
Working capital	1,183,534
Accumulated deficit	(8,660,126)
Total stockholders’ equity	$1,354,821	$

(1) Includes $96,663 of related party cost of revenues for the nine months ended September 30, 2023.

(2) Represents $89,200 of notes payable owed to Jacob D. Cohen, our Chairman and Chief Executive Officer, and $78,260 of notes payable owed to a third party in connection with the purchase of equipment.

(3) The As Adjusted column gives effect to the sale of [________] shares of common stock in this offering based on a public offering price of $[________] per share, less the underwriting discounts and commissions and estimated offering expenses payable by us. See also “Capitalization” below.

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THE OFFERING

Common stock we are offering	[ ] shares
Over-allotment option

We have granted a 45-day option to the underwriter to purchase up to __________ additional shares of common stock (up to 15% of the number of shares of common stock sold in the offering) solely to cover overallotments, if any.

Common stock outstanding immediately before this offering	___________ shares
Common stock outstanding immediately after this offering	_________ shares (__________ shares if the underwriters’ option to purchase additional shares is exercised in full).(1)
Use of proceeds

We estimate that the net proceeds from this offering will be approximately $_________ million, or approximately $__________ million if the underwriters exercise their over-allotment option in full, at an assumed public offering price of $_______ per share, which is the closing price of our common stock as reported on Nasdaq on November ____, 2023, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the proceeds from this offering primarily for general corporate purposes, including working capital ($[   ], or approximately [ ]% of the net proceeds), to finance the marketing and operational expenses associated with the planned marketing of our Mango GROW and Mango ED products (($[   ], or approximately [   ]% of the net proceeds), hiring additional personnel to build organizational talent ($[ ], or approximately [   ]% of the net proceeds) and capital expenditures for software development and maintenance ($[   ], or approximately [    ]% of the net proceeds). See “Use of Proceeds.”

Risk Factors	See “Risk Factors” and other information appearing elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.
Lock-up

We previously agreed, subject to certain exceptions and without the approval of the representative of the underwriters, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities until March 20, 2024. Our directors and officers have previously agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities until March 20, 2024. See “Underwriting” for more information.

In addition, in connection with our IPO, we, our directors, executive officers, and shareholders holding 5% or more of our outstanding common stock previously agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities until March 20, 2024, subject to certain exceptions.

Nasdaq trading symbol	“MGRX.”

The number of shares of common stock to be outstanding after this offering is based on 17,039,500 shares outstanding as of November 24, 2023, and excludes:

●	exercise of outstanding options to purchase 1,250,000 shares of common stock at an exercise price of $1.10 per share;

●	exercise of outstanding warrants to purchase 1,063,000 shares of common stock at a weighted average exercise price of $1.00 per share; and

●	future awards under our 2022 Equity Incentive Plan.

Except as otherwise indicated, all information in this prospectus reflects and assumes no exercise by the underwriters of their over-allotment option to purchase additional shares of common stock from us.

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Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider each of the following risks, together with all other information set forth in this prospectus, including the financial statements and the related notes, before making a decision to buy our common stock. If any of the following risks actually occurs, our business could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to our Operating History and Need for Funding

We were recently formed, have a limited operating history and have generated only limited revenues to date and there is no assurance that we can generate revenues or sell any commercial amount of our products in the future.

We were only recently formed and have a limited operating history. We launched our website in mid-November 2022. To date we have sold only a small number of products and generated only limited revenues and have not sold sufficient quantities of our Mango GROW or Mango ED products to support our operations. There is no assurance that we can generate revenues sufficient to support our operations, and even if additional revenues are generated, there is no assurance that we can generate sufficient net income to support our operations. As reflected in the accompanying financials, the Company had a net loss of $6,644,370 for the nine months ended September 30, 2023 and an accumulated deficit of $8,660,126 as of September 30, 2023. Additionally, the Company had a net loss of $1,998,055 for the year ended December 31, 2022 and an accumulated deficit of $2,015,756 as of December 31, 2022.

We have experienced recurring net losses since inception. We believe that we will continue to incur substantial operating expenses in the foreseeable future as we continue to invest to bring our Mango GROW and Mango ED products to market and to attract customers, expand the product offerings and enhance technology and infrastructure. These efforts may prove more expensive than we anticipate, and we may not succeed in generating commercial revenues or net income to offset these expenses. Accordingly, we may not be able to achieve profitability, and we may incur significant losses for the foreseeable future. Our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of December 31, 2022, included herein. As of the date of this prospectus, our current capital resources, combined with the net proceeds from the offering, are expected to be sufficient for us to fund operations for the next 12 months. We may need funding in addition to the funding raised in our IPO and which are sought to be raised through this offering, to support our operations in the future. We may also seek to acquire additional businesses or assets in the future, which may require us to raise funding. We currently anticipate such funding, if required, being raised through the offering of debt or equity. Such additional financing, if required, may not be available on favorable terms, if at all. If debt financing is available and obtained, our interest expense may increase and we may be subject to the risk of default, depending on the terms of such financing. If equity financing is available and obtained it may result in our shareholders experiencing significant dilution. If such financing is unavailable, we may be forced to curtail our business plan, which may cause the value of our securities to decline in value.

Since we have a limited operating history, it is difficult for potential investors to evaluate our business and our business is in a relatively new consumer product segment, which is difficult to forecast.

Our limited operating history in the health and wellness industry may hinder our ability to successfully meet our objectives and makes it difficult for potential investors to evaluate our business or prospective operations. As an early-stage company, we are subject to all the risks inherent in the financing, expenditures, operations, regulatory compliance, complications and delays inherent in a new business. Accordingly, our business and success face risks from uncertainties faced by developing companies in a competitive environment. The likelihood of our success must be considered in light of the problems, expenses, difficulties, regulatory challenges, complications and delays frequently encountered in connection with the formation of a new business, the development of a new strategy and the competitive environment in which we operate. There can be no assurance that our efforts will be successful or that we will ultimately be able to attain profitability.

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Additionally, our industry segment is relatively new, and is constantly evolving. As a result, there is a lack of available information with which to forecast industry trends or patterns. There is no assurance that sustainable industry trends or preferences will develop that will lead to predictable growth or earnings forecasts for individual companies or the industry segment as a whole. We are also unable to determine what impact future governmental regulation may have on trends and preferences or patterns within our industry segment.

We need additional capital which may not be available on commercially acceptable terms, if at all, and this raises questions about our ability to continue as a going concern.

We need capital to support our operations and continue to market and commercialize our current Mango GROW and Mango ED products. We may also require additional funding in the future to support our operations, expand our product line, pay expenses, or expand or complete acquisitions. The most likely source of future funds presently available to us will be through the sale of equity capital or debt. Any sale of share capital will result in dilution to existing shareholders. Furthermore, we may incur debt in the future, and may not have sufficient funds to repay our future indebtedness or may default on our future debts, jeopardizing our business viability.

We may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to expand our operations and business, which might result in the value of our securities decreasing in value or becoming worthless. Additional financing may not be available to us on terms that are acceptable. Consequently, we may not be able to proceed with our intended business plans. Obtaining additional financing contains risks, including:

●	additional equity financing may not be available to us on satisfactory terms and any equity we are able to issue could lead to dilution for current shareholders;

●	loans or other debt instruments may have terms and/or conditions, such as interest rate, restrictive covenants and control or revocation provisions, which are not acceptable to management or our directors;

●	the current environment in capital markets combined with our capital constraints may prevent us from being able to obtain adequate debt financing; and

●	if we fail to obtain required additional financing to commercialize our products and grow our business, we would need to delay or scale back our business plan, reduce our operating costs, or delay product launches, each of which would have a material adverse effect on our business, future prospects, and financial condition.

Additionally, we may have difficulty obtaining additional funding, and we may have to accept terms that would adversely affect our shareholders. For example, the terms of any future financings may impose restrictions on our right to declare dividends (provided that none are currently planned) or on the manner in which we conduct our business. Additionally, lending institutions or private investors may impose restrictions on a future decision by us to make capital expenditures, acquisitions or significant asset sales. If we are unable to raise additional funds, we may be forced to curtail or even abandon our business plan.

Risks Related to Our Business Activities

We may not be able to successfully commercialize our Mango GROW or Mango ED products or any other potential future men’s wellness products.

We may not be able to effectively commercialize our Mango GROW or Mango ED products or any other potential future men’s wellness products. If we are unable to successfully commercialize our Mango GROW and Mango ED products or successfully develop, produce, launch and commercialize any other potential future men’s wellness products, our ability to generate product sales will be severely limited, which will have a material adverse impact on our business, financial condition, and results of operations.

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We expect to face intense competition, often from companies with greater resources and experience than we have.

The health, wellness, and telemedicine industries are highly competitive and subject to rapid change. The industries continue to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of these competitors and potential competitors have substantially greater financial, technological, managerial and research and development resources and experience than we have. We mainly compete with other companies offering men’s wellness products, including Hims & Hers Health, Inc. and Roman, and with our Mango ED products, we are also competing against much larger pharmaceutical companies who offer ED branded drugs like Viagra (Pfizer) and Cialis (marketed by Lilly ICOS LLC, a joint venture between Eli Lilly and Company and ICOS Corporation) and their generic forms. With our Mango Grow product, we compete against the much larger pharmaceutical company Merck & Co., which offers the branded hair loss product Propecia, and Johnson & Johnson, the owner of Rogaine® – a branded form of Minoxidil. The majority of these competitors and potential competitors have more experience than we have in the development of health and wellness services and products. In addition, our planned services and products will compete with service and product offerings from large and well-established companies that have greater marketing and sales experience and capabilities than we or the parties with which we contract have. If we are unable to compete successfully, we may be unable to grow and sustain our revenue.

We believe that our ability to compete depends upon many factors both within and beyond our control, including:

●	our marketing efforts;

●	the flexibility and variety of our product offerings relative to our competitors, and our ability to timely launch new product initiatives;

●	the quality and price of products offered by us and our competitors;

●	our reputation and brand strength relative to our competitors;

●	customer satisfaction;

●	the size and composition of our customer base;

●	the convenience of the experience that we provide;

●	our ability to comply with, and manage the costs of complying with, laws and regulations applicable to our business; and

●	our ability to cost-effectively source and distribute the products we offer and to manage our operation.

Many competitors also have longer operating histories, and will have larger fulfillment infrastructures, greater technical capabilities, faster shipping times, lower-cost shipping, lower operating costs, greater financial, marketing, institutional and other resources and larger consumer bases than we do. These factors may also allow our competitors to derive greater revenue and profits from their existing consumer bases, acquire consumers at lower costs or respond more quickly than we are able to, to new or emerging technologies and changes in product trends and consumer shopping behavior. These competitors may engage in more extensive research and development efforts, enter or expand their presence in any or all of the ecommerce or retail channels where we compete, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies, which may allow them to build larger consumer bases or generate revenue from their existing consumer bases more effectively than we are able to. As a result, these competitors may be able to offer comparable or substitute products to consumers at similar or lower costs. This could put pressure on us to lower our prices, resulting in lower revenue and margins or cause us to lose market share even if we lower prices.

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Furthermore, companies with greater resources or more well-known brand names may attempt to compete with us, and as a result, we may lose current or potential customers and may be unable to generate sufficient revenues to support our operations, any one of which could have a material adverse effect on our ability to grow and our results of operations.

We may not successfully compete with larger competitors that have greater financial, sales, technical and other resources. Companies with greater resources may acquire our competitors or launch new products, and they may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by reducing prices or increasing promotional activities, among other things.

If we fail to successfully provide a good customer experience, including by developing new product offerings, our ability to attract members and customers may be materially adversely affected.

Our ability to obtain customers and retain future customers, attract customers and increase customer engagement with us will depend in part on our ability to successfully implement and improve our customer experience, including by continuing to create and introduce new product offerings, improving upon and enhancing our existing product offerings and strengthening our customers interactions with our brand and products. If new or enhanced product offerings are unsuccessful, we may be unable to attract or retain customers and our operating results could be materially adversely affected. Furthermore, new or shifting customer demands, tastes or interests, superior competitive offerings or a deterioration in our product offering quality or our ability to bring new or enhanced product offerings to market quickly and efficiently could negatively affect the attractiveness of our products and the economics of our business and require us to make substantial changes to and additional investments in our product offerings or business model.

We may expend our limited resources to pursue particular products or services and may fail to capitalize on products or services that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must focus our efforts on particular service programs and products. As a result, we may forego or delay pursuit of opportunities with other services or products that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Any such failure could result in missed opportunities and/or our focus on products or services with low market potential, which would harm our business and financial condition. Our current use of proceeds is specifically focused on among other things, the marketing and selling of our current Mango GROW and Mango ED products and includes capital allocated for future products or services anticipated to be sold in the future under the ‘Mango’ label and brand.

We have entered into a Master Services Agreement and Statement of Work with Epiq Scripts, LLC, a related party, which entity is currently licensed to provide pharmacy services in only 47 states and the District of Columbia.

As described in greater detail under “Business—Material Agreements—Master Services Agreement with Epiq Scripts” and “—First Amendment to MSA,” we have entered into a Master Services Agreement and SOW for Epiq Scripts, a related party, 51% owned and controlled by Jacob D. Cohen, our Chairman and Chief Executive Officer, to provide us pharmacy and compounding services. Epiq Scripts has filed with the Utilization Review Accreditation Commission (“URAC”) to obtain its pharmacy accreditation and has State Board of Pharmacy (or its equivalent) licenses in the District of Columbia and 47 states: Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming. It is also in the process of applying for additional state licenses and plans to eventually obtain licenses in all 50 states by the end of 2023, with some state licenses easier to obtain and quicker to obtain than others. As a result of the above, Epiq Scripts can currently only provide the Services to us in the 47 states described above and the District of Columbia, and we are unable to sell products to any customers in any states other than those 47 states and the District of Columbia, until Epiq Scripts is able to obtain licenses in other states and is limited to selling products to customers only in the states in which Epiq Scripts holds licenses.

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The Master Services Agreement does not address product liability claims which may result in us bringing legal claims or actions against Epiq Scripts to attempt to seek indemnification or contribution for product liability claims.

Each party to the Master Services Agreement agreed to indemnify, defend, and hold harmless the other and the other party’s officers, directors, shareholders, employees, and agents from and against any and all nonparty claims, or actions for damages, liabilities (including strict liability), penalties, costs and expenses (including reasonable legal fees, expenses and costs) to the proportionate extent caused by (1) the negligence or willful misconduct of the indemnitor or any of its employees or agents in connection with the performance of the agreement, or (2) any breach of any representation, warranty or covenant under the agreement by the indemnitor or any of its employees or agents. Additionally, the parties agreed that neither party will be liable to the other for special, incidental, or exemplary damages, subject to certain limited exceptions. The Master Services Agreement does not address product liability claims or assign any rights of indemnification or contribution in connection therewith. As a result, in the event of product liability claims, we may be forced to bring legal claims or actions against Epiq Scripts to attempt to seek indemnification or contribution for product liability claims, to the extent that we are sued in connection with such claims and Epiq Scripts isn’t sued or that we are found primarily liable for such claims. Such claims may be costly, time consuming, and may not ultimately result in a favorable outcome to us, all of which may have an adverse effect on the value of our securities.

We currently owe certain rights to Epic Scrips under the Management Services Agreement which may limit our future operations and/or have a material adverse effect on our operations and cash flow.

As described in greater detail under “Business—Material Agreements—Master Services Agreement with Epiq Scripts” and “—First Amendment to MSA,” we have entered into a Master Services Agreement and SOW for Epiq Scripts, a related party, 51% owned and controlled by Jacob D. Cohen, our Chairman and Chief Executive Officer, to provide us pharmacy and compounding services. Pursuant to the Master Services Agreement and a related SOW, Epiq Scripts agreed to provide pharmacy and related services to us, we agreed to exclusively use Epiq Scripts as the provider of online fulfillment, specialty compounding, packaging, shipping, dispensing and distribution services relating to products sold exclusively via our website, that may be prescribed as part of a telehealth consultation on our platform, during the term of the Master Services Agreement, so long as Epiq Scripts complies with the terms of the Master Services Agreement. The agreement also includes a 30-day right of first refusal for Epiq Scripts to provide pharmacy services for any new product that Mango may introduce during the term of the Master Services Agreement.

Pursuant to the Master Services Agreement, as amended, Epiq Scripts has certain rights in the event that the Company seeks to obtain pharmaceutical services in connection with certain Company products (collectively, “Pharmaceutical Services”) in jurisdictions other than the United States, including, without limitation, Mexico and the United Kingdom, where Epiq Scripts does not currently maintain licenses or permits (“Future Jurisdictions”, which shall also include, to the extent applicable, any state in the United States in which Epiq Scripts does not then hold required permits or licenses for the provision of the Pharmaceutical Services) and/or to terminate Epiq Scripts’ rights to provide exclusive Pharmaceutical Services in any current state of the United States or Future Jurisdiction where Epiq Scripts may then be providing Pharmaceutical Services to the Company (each a “Current Jurisdiction”).

Specifically, should the Company decide to transfer any services provided by Epiq Scripts in a Current Jurisdiction to another pharmaceutical service provider (“Transferred Services”), the Company will be required to pay Epiq Scripts a fee of 1% of the total gross sales of all Prescription Products (defined below) by the Company resulting from the Transferred Services in the Current Jurisdiction, for a period of the lesser of (a) five (5) years from the date the Company transferred the Transferred Services; and (b) through the end of the term of the Master Services Agreement (including where applicable, any renewal term)(the “Non-Use Fee”). The Non-Use Fee is payable monthly in arrears, for calendar quarters, by the 15th day following the end of each calendar quarter. “Prescription Products” means Products (as defined in the Master Services Agreement) sold by the Company which must be prescribed by a medical doctor.

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Notwithstanding the above, the Non-Use Fee shall not apply, and the Company shall not be obligated to pay any Non-Use Fee (a) in the event that the Transferred Services are provided directly by the Company or a majority-owned subsidiary of the Company; (b) in the event the Company decides to enter into an agreement with another pharmaceutical service provider to provide Pharmaceutical Services in a Future Jurisdiction; or (c) in connection with any services provided by any parties in any Future Jurisdictions.

Pursuant to the Master Services Agreement, as amended, until September 15, 2028, the Company is required to notify Epiq Scripts in writing of any plans to (a) expand its need for pharmacy services outside of those contemplated by the Master Services Agreement; (b) expand its need for pharmacy services into a new jurisdiction which Epiq Scripts does not then operate in (including, but not limited to new countries); or (c) begin providing pharmacy services internally (either through organic growth or acquisition). Thereafter Epiq Scripts has the right to provide the Company written notice of its intention to provide such services (as described in (a) or (b) above, whereafter the Company is required to discuss and negotiate such services in good faith with Epiq Scripts for a period of not less than 15 days). Otherwise, in the event of the occurrence of an event discussed in (c) above, the Company is required to discuss the possibility of Epiq Scripts either co-operating the pharmacy or providing management services to the Company in good faith for 15 days. In the event after such 15 day period, the Company and Epiq Scripts cannot come to a mutually agreeable agreement, the Company is under no further obligation regarding the matter set forth in the notice provided to Epiq Scripts.

The rights and obligations set forth above could have a material adverse effect on the Company, its plans for future products and expansions, or make such future products or expansion more costly or time consuming.

We currently exclusively rely, and continue to exclusively rely, on Epiq Scripts, a related party entity with a limited operating history, for our pharmacy compounding services.

As disclosed herein, we have entered into a Master Services Agreement with Epiq Scripts, a related party, 51% owned and controlled by Jacob D. Cohen, our Chairman and Chief Executive Officer, to operate as our sole and exclusive licensed pharmacy to compound our Mango GROW and Mango ED products to customers, assuming such Mango GROW and Mango ED products are prescribed by physicians pursuant to our agreement with Doctegrity. Epiq Scripts was only formed in January 2022, and has only been compounding drugs for patients for a short period of time. We currently exclusively rely, and continue to exclusively rely, on Epiq Scripts. We face risks relying on a newly formed pharmacy with limited operations. Those risks include risks that Epiq Scripts will not be able to follow applicable regulatory guidelines relating to, will not be able to timely or cost effectively complete, or may not correctly, fulfill, specialty compound, package, ship, dispense and/or distribute our Mango GROW and Mango ED products. If Epiq Scripts is not able to scale its operations to meet the demand of our operations, or is unable to undertake any of the actions described above, our business may be materially and adversely affected, we may need to find a new partner pharmacy, which may charge us more money for its services or may not have as favorable contract terms, we may be delayed or prevented from selling our Mango GROW and Mango ED products, and may face fines, penalties or litigation. In the event of the occurrence of any of the above, the value of our securities may decline in value or become worthless.

The use of social media and influencers may materially and adversely affect our reputation or subject us to fines or other penalties.

We use third-party social media platforms as part of our marketing strategy. We also maintain relationships with social media influencers. As existing e-commerce and social media platforms continue to rapidly evolve and new platforms develop, we expect to maintain a presence on these existing platforms and expect them to be an important part of our marketing strategy. If we are unable to cost-effectively use social media platforms as marketing tools, if the social media platforms we use change their policies or algorithms, or if evolving laws and regulations limit how we can market through these channels, if at all, we may not be able to fully optimize our use of such platforms and our ability to retain current customers and acquire new customers may suffer. Any such failure could adversely affect our reputation, revenue, and results of operations.

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In addition, an increase in the use of social media for product promotion and marketing may increase the burden on us to monitor compliance related thereto, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the Federal Trade Commission has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between an influencer and an advertiser. We do not control the content of what our influencers post on social media, and if we were held responsible for any false, misleading, or otherwise unlawful content of their posts or their actions, we could be fined or subjected to other monetary liabilities or required to alter our practices, which could have an adverse impact on our business, reputation, cash flows and ability to operate.

Negative commentary regarding our business, or influencers who endorse our products and other third parties who are affiliated with or endorse us, may also be posted on social media platforms. Influencers with whom we maintain endorsement arrangements could engage in behavior or use their platforms to communicate with our customers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect our reputation. Any such negative commentary could impact our reputation or brand and affect our ability to attract and retain customers, which could have a material adverse effect on our business and results of operations.

Our business depends on our brand, and any failure to maintain, protect or enhance our brand, including as a result of events outside our control, could materially adversely affect our business.

We believe our future success depends on our ability to maintain and grow the value of the “Mango” brand. Maintaining, promoting and positioning our brand and reputation will depend on, among other factors, the success of our marketing and merchandising efforts and our ability to provide a consistent, high-quality customer experience. Any negative publicity, regardless of its accuracy, could materially adversely affect our business. Brand value is based in large part on perceptions of subjective qualities, and any incident that erodes the loyalty of our customers, including adverse publicity or a governmental investigation or litigation, could significantly reduce the value of our brand and significantly damage our business.

The value of our brand also depends on effective customer support to provide a high-quality customer experience, which requires significant personnel expense. If not managed properly, this expense could impact our profitability. Failure to manage or train our own or outsourced customer support representatives properly, or our inability to hire sufficient customer support representatives could result in lower-quality customer support and/or increased customer response times, compromising our ability to handle customer complaints effectively.

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Our ability to gain and increase market acceptance and generate commercial revenues is subject to a variety of risks, many of which are out of our control.

Our Mango GROW and Mango ED products and any other potential future men’s wellness products may not gain or increase market acceptance among physicians, patients, healthcare payors or the medical community. We believe that the degree of market acceptance and our ability to generate commercial revenues from such products will depend on a number of factors, including:

●	our ability to expand the use of our products through targeted patient and physician education;

●	competition and timing of market introduction of competitive products;

●	quality, safety and efficacy in the approved setting;

●	prevalence and severity of any side effects, including those of the components of our products;

●	emergence of previously unknown side effects, including those of the generic components of our products;

●	potential or perceived advantages or disadvantages over alternative treatments;

●	the convenience and ease of purchasing the product, as perceived by potential patients;

●	strength of sales, marketing and distribution support;

●	price, both in absolute terms and relative to alternative treatments;

●	the effectiveness of any future collaborators’ sales and marketing strategies;

●	the effect of current and future healthcare laws;

●	availability of coverage and reimbursement from government and other third-party payors;

●	recommendations for prescribing physicians to complete certain educational programs for prescribing drugs;

●	the willingness of patients to pay out-of-pocket in the absence of government or third-party coverage; and

●	product labeling, product insert, or new studies or trial requirements of the FDA or other regulatory authorities.

Our Mango GROW and Mango ED and/or future products may fail to achieve market acceptance or generate significant revenue to achieve sustainable profitability. In addition, our efforts to educate the medical community and third-party payors on the safety and benefits of our drugs may require significant resources and may not be successful.

We may be unable to scale our operations fast enough to bring down our cost of sales and generate revenues sufficient to support our operations.

We believe that in general, the faster we are able to scale up our operations, the lower our cost of sales, as a percentage of revenue, will be, as we believe that certain economies of scale exist with our operations. If we are unable to grow our business fast enough to take advantage of these economies of scale, our operations may suffer, and we may not be profitable.

Economic downturns or a change in consumer preferences, perception and spending habits could limit consumer demand for our products and negatively affect our future business.

The products that we sell and plan to sell in the future (including our Mango GROW and Mango ED products) may be adversely affected from time to time by economic downturns that impact consumer spending, including discretionary spending. Future economic conditions such as employment levels, business conditions, housing starts, market volatility, interest rates, inflation rates, energy and fuel costs and tax rates, or our actions in response to these conditions, such as price increases, could reduce consumer spending or change consumer purchasing habits.

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Our performance depends significantly on factors that may affect the level and pattern of consumer spending in the markets in which we operate. Such factors include consumer preference, consumer confidence, consumer income, consumer perception of the safety and quality of our future products and shifts in the perceived value for our products relative to alternatives. A general decline in the consumption of our future products could occur at any time as a result of change in consumer preference, perception, confidence and spending habits, including an unwillingness to pay a premium or an inability to purchase our products due to financial hardship or increased price sensitivity, which may be exacerbated by inflationary pressures, interest rates, and economic uncertainty. If consumer preferences shift away from our products, our business, financial condition and results of operations could be adversely affected.

The success of our products depends on a number of factors including our ability to accurately anticipate changes in market demand and consumer preferences, our ability to differentiate the quality of our future products from those of our competitors, and the effectiveness of our marketing and advertising campaigns for our products. We may not be successful in identifying trends in consumer preferences and developing products that respond to such trends in a timely manner. We also may not be able to effectively promote our products by our marketing and advertising campaigns and gain market acceptance. If our products fail to gain market acceptance, are restricted by regulatory requirements or have quality problems, we may not be able to fully recover costs and expenses incurred in our operation, and our business, financial condition, results of operations and prospects could be adversely affected.

We rely upon independent third-party transportation providers for all of our product shipments and are subject to increased shipping costs as well as the potential inability of our third-party transportation providers to deliver on a timely basis.

We rely upon independent third-party transportation providers for all of our product shipments, including shipments from our related party pharmacy to our customers. Our utilization of these third-party delivery services for shipments is subject to risks which may impact a shipping company’s ability to provide delivery services that adequately meet our shipping needs, including risks related to employee strikes, labor and capacity constraints, port security considerations, trade policy changes or restrictions, military conflicts, acts of terrorism, accidents, natural disasters and inclement weather. Any interruption in service provided by our shipping companies could cause temporary disruptions in our business, a loss of sales and profits, and other material adverse effects. In addition, we are subject to increased shipping costs when fuel prices increase, as we use expedited means of transportation such as air freight. If we change the shipping company we use, we could face logistical difficulties that could adversely affect deliveries, and we would incur costs and expend resources in connection with such change.

The failure of our physician services provider, Doctegrity, to attract and retain physicians in a competitive labor market could limit our ability to execute our growth strategy, resulting in a slower rate of growth.

The success of our wellness business will depend on the ability of Doctegrity and any future contracted telemedicine services provider(s) to continue to recruit and retain a sufficient number of qualified licensed doctors. Although we believe such provider(s) will have an effective recruitment process, there is no assurance that such provider(s) will be able to secure arrangements with sufficient numbers of licensed doctors or retain the services of such practitioners. If Doctegrity or any provider(s) we engage in the future, experience delays or shortages in obtaining access to qualified physicians, we would be unable to operate and may be forced to seek alternative arrangements which could be more costly or may be forced to suspend our business operations.

If we are unable to maintain or enter into future agreements with suppliers or our suppliers fail to supply us with our Mango GROW and Mango ED products ingredients or any other potential future men’s wellness products, we may experience delays in selling our products.

We may not be successful in maintaining or entering into new supply agreements on reasonable terms or at all or that we or our suppliers will be able to obtain or maintain the necessary regulatory approvals or state and federal controlled substances registrations for current or potential future suppliers in a timely manner or at all. If we are unable to obtain a sufficient quantity of active pharmaceutical ingredients manufactured at a facility that is registered and listed with the FDA and required to produce products, there could be a delay in producing products, which could adversely affect our product sales and operating results materially, which could significantly harm our business. This has not occurred to date.

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We currently do not have any manufacturing facilities and intend to rely on third parties for the supply of our products (such as Epiq Scripts, which is a related party), as well as for the supply of materials. However, we cannot be certain that we or our suppliers will be able to obtain or maintain the necessary regulatory approvals or registrations for these suppliers in a timely manner or at all.

Our business is exposed to risks associated with credit card and other online payment chargebacks and fraud.

A majority of our revenue is, and is expected to be, processed through credit cards and other online payments. If we experience refunds or chargebacks, our processors could require us to create reserves, increase fees or terminate contracts with us, which would have an adverse effect on our financial condition. Our failure to limit fraudulent transactions conducted on our website, such as through the use of stolen credit card numbers, could also subject us to liability and adversely impact our reputation. Under credit card association rules, penalties may be imposed at the discretion of the association for inadequate fraud protection. Any such potential penalties would be imposed on our credit card processor by the association. However, we face the risk that we may fail to maintain an adequate level of fraud protection and that one or more credit card associations or other processors may, at any time, assess penalties against us or terminate our ability to accept credit card payments or other form of online payments from customers, which would have a material adverse effect on our business, financial condition and operating results.

We could also incur significant fines or lose our ability to give customers the option of using credit cards to pay for our products if we fail to follow payment card industry data security standards, even if there is no compromise of customer information. Although we believe that we operate in compliance with payment card industry data security standards, it is possible that at times we may not be in full compliance with these standards. Accordingly, we could be fined, which could impact our financial condition, or our ability to accept credit and debit cards as payment could be suspended, which would cause us to be unable to process payments using credit cards. If we are unable to accept credit card payments, our business, financial condition and operating results may be adversely affected.

In addition, we could be liable if there is a breach of the payment information. Online commerce and communications depend on the secure transmission of confidential information over public networks. We rely on encryption and authentication technology to authenticate and secure the transmission of confidential information, including cardholder information. However, this technology may not prevent breaches of the systems we use to protect cardholder information. In addition, some of our contracting parties may also collect or possess information about our customers, and we may be subject to litigation or our reputation may be harmed if our contracting parties fail to protect our customers’ information or if they use it in a manner inconsistent with our policies and practices. Data breaches can also occur as a result of non-technical issues. Under contracts with processors, if there is unauthorized access to, or disclosure of, credit card information we store, we could be liable to the credit card issuing banks for their cost of issuing new cards and related expenses.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or customers, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business and our reputation.

In the ordinary course of our business, we collect, store, use and disclose sensitive data, including health information and other types of personally identifiable information, or PII. We also process and store, and use additional third parties to process and store, confidential and proprietary information such as intellectual property and other proprietary business information, including that of our customers, providers and contracting parties.

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Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, and employee or contractor error, negligence or malfeasance, can create system disruptions, shutdowns or unauthorized disclosure or modifications of information, causing sensitive, confidential or proprietary information to be accessed or acquired without authorization or to become publicly available. Because of the nature of the sensitive, confidential and proprietary information that we expect to collect, store, transmit, and otherwise process, the security of our technology platform and other aspects of our services, including those provided or facilitated by our third-party service providers, will be important to our operations and business strategy. Measures taken to protect our systems, those of our third-party service providers, or sensitive, confidential and proprietary information that we or our third-party service providers process or maintain, may not adequately protect us from the risks associated with the collection, storage and transmission of such information. A security breach or privacy violation that leads to disclosure or unauthorized use or modification of, or that prevents access to or otherwise impacts the confidentiality, security, or integrity of, sensitive, confidential, or proprietary information we or our third-party service providers maintain or otherwise process, could harm our reputation, compel us to comply with breach notification laws, and cause us to incur significant costs for remediation, fines, penalties, notification to individuals and governmental authorities, implementation of measures intended to repair or replace systems or technology and to prevent future occurrences, potential increases in insurance premiums, and forensic security audits or investigations. As a result, a security breach or privacy violation could result in increased costs or loss of revenue.

Any actual or suspected security breach or other compromise of our security measures or those of our third-party vendors, whether as a result of hacking efforts, denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering or otherwise, could harm our reputation and business, damage our brand and make it harder to retain existing customers or acquire new ones, require us to expend significant capital and other resources to address the breach, and result in a violation of applicable laws, regulations or other legal obligations. Our insurance policies may not cover, or may not be adequate to reimburse us for, losses caused by any such security breach.

We rely on email and other messaging services to connect with our existing and potential customers. Our customers may be targeted by parties using fraudulent spoofing and phishing emails to misappropriate passwords, payment information or other personal information or to introduce viruses through Trojan horse programs or otherwise through our customers’ computers, smartphones, tablets or other devices. Despite our efforts to mitigate the effectiveness of such malicious email campaigns through product improvements, spoofing and phishing may damage our brand and increase our costs. Any of these events or circumstances could materially adversely affect our business, financial condition and operating results.

As of the date of this filing, there have been no such data breaches or other security related issues.

We may experience fluctuations in our tax obligations and effective tax rate, which could adversely affect our business, results of operations, and financial condition.

We are subject to taxes in every jurisdiction in which we operate. We record tax expense based on current tax liabilities and our estimates of future tax liabilities, which may include reserves for estimates of probable settlements of tax audits. At any one-time, multiple tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. Further, our effective tax rate in a given financial statement period may be materially impacted by changes in tax laws, changes in the mix and level of earnings by taxing jurisdictions, or changes to existing accounting rules or regulations. Fluctuations in our tax obligations and effective tax rate could adversely affect our business, results of operations, and financial condition.

If we become subject to product liability claims, we may be required to pay damages that exceed our insurance coverage, if any.

Our products are subject to risks for product liability claims due to inherent potential side effects. We may be unable to obtain or maintain product liability coverage. A product liability claim in excess of, or excluded from, our insurance coverage which currently covers exposure to product liability claims, both technology products and physical products, would have to be paid out of cash reserves and could have a material adverse effect upon our business, financial condition and results of operations. Product liability insurance is expensive even with large self-insured retentions or deductibles, difficult to maintain, and current or increased coverage may not continue to be available on acceptable terms, if at all.

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If we cannot successfully defend ourselves against a product liability claim, we may incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

●	injury to our reputation;

●	costs of defending the claim and/or related litigation;

●	cost of any potential adverse verdict;

●	substantial monetary awards to patients or other claimants; and

●	the inability to commercialize our products.

Damages awarded in a product liability action could be substantial and could have a negative impact on our financial condition. Whether or not we were ultimately successful in product liability litigation, such litigation would consume substantial amounts of our financial and managerial resources, and might result in adverse publicity, all of which would impair our business.

For example, a 2014 study published in The Journal of the American Medical Association determined that Sildenafil (the active ingredient in Viagra and one of the ingredients we alternatively use, together with Sildenafil in our Mango ED product) may be associated with a higher risk of developing melanoma. The study evaluated data from more than 25,000 men who used Sildenafil and found that Sildenafil use was significantly associated with an increased risk of subsequent melanoma, after considering other risk factors. It is possible that the ingredients we use in our Mango GROW and Mango ED products or any other products we sell (including our Mango ED product, which is made with Sildenafil as an alternative to Tadalafil), could be found to result in increases in the likelihood of developing cancer or other diseases, which could subject us to litigation, penalties or recalls, all of which could have a material adverse effect on our operations and cause the value of our securities to decline in value or become worthless. Furthermore, our use of Sildenafil in our products could subject us to litigation, penalties or recalls, all of which could have a material adverse effect on our operations and cause the value of our securities to decline in value or become worthless.

Disruptions in our data and information systems could harm our reputation and our ability to run our business.

We rely extensively on data and information systems for our supply chain, financial reporting, human resources and various other operations, processes and transactions. Furthermore, a significant portion of the communications between us, our suppliers and customers depend on information technology. Our data and information systems are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches (including breaches of our transaction processing or other systems that could result in the compromise of confidential customer data), catastrophic events, data breaches and usage errors by our employees or third-party service providers. Our data and information technology systems may also fail to perform as we anticipate, and we may encounter difficulties in adapting these systems to changing technologies or expanding them to meet the future needs of our business. If our systems are breached, damaged or cease to function properly, we may have to make significant investments to fix or replace them, suffer interruptions in our operations, incur liability to our customers and others or face costly litigation, and our reputation with our customers may be harmed. We also rely on third parties for a majority of our data and information systems, including for third-party hosting and payment processing. If these facilities fail, or if they suffer a security breach or interruption or degradation of service, a significant amount of our data could be lost or compromised and our ability to operate our business and deliver our product offerings could be materially impaired. In addition, various third parties, such as our suppliers and payment processors, also rely heavily on information technology systems, and any failure of these systems could also cause loss of sales, transactional or other data and significant interruptions to our business. Any material interruption in the data and information technology systems we rely on, including the data or information technology systems of third parties, could materially adversely affect our business, financial condition and operating results.

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Risks Related to Legal, Regulatory and Government

We incur significant costs to ensure compliance with U.S. and Nasdaq reporting and corporate governance requirements.

We incur significant costs associated with our public company reporting requirements and with applicable U.S. and Nasdaq corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the SEC and Nasdaq. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to retain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers.

If we fail to comply with government laws and regulations, it could have a materially adverse effect on our business.

The health care industry is subject to extensive federal, state and local laws and regulations relating to licensure, conduct of operations, ownership of facilities, addition of facilities and services, payment for services and prices for services that are extremely complex and for which, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation. We exercise care in structuring our arrangements with physicians and other referral sources to attempt to comply in all material respects with applicable laws. We also take such laws into account when planning future marketing and other activities, and expect that our operations are in compliance with applicable laws. The laws, rules and regulations described above are complex and subject to interpretation. In the event of a determination that we are in violation of such laws, rules or regulations, or if further changes in the regulatory framework occur, any such determination or changes could have a material adverse effect on our business. There can be no assurance however that we will not be found in noncompliance in any particular situation.

Separately, Federal law limits compounded drugs that are “essentially copies” of commercially available FDA approved drugs, including those with the same route of administration. If our Mango GROW and Mango ED products, or any future products we may choose to market in the future are deemed to be “essentially copies” of commercially available FDA approved drugs we would be prohibited from compounding such drugs and would be unable to sell our Mango GROW and Mango ED drug or future products. If that were to occur, we would need to change our business plan which would require substantial additional expenses and would have a material adverse effect on our cash flows and the value of our securities.

Marketing activities for our Mango GROW and Mango ED products are subject to strict governmental regulation which may limit our ability to market or promote such product.

Our business model depends on qualifying for certain statutory exemptions for drugs that are compounded by pharmacies in accordance with applicable requirements. Pharmacy compounding is also subject to state oversight and regulation. Federal requirements include obtaining individual prescriptions establishing that the compounded drug is necessary for each drug prescribed for each of our customers. Federal law also limits compounded drugs that are “essentially copies” of commercially available FDA approved drugs, including those with the same route of administration. These restrictions will limit our ability to market compounded drugs that have the same active ingredients and route of administration as FDA-approved drugs, unless the compounded version offers a significant difference that the prescriber determines is necessary for each individual patient.

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The FDA also has the authority to impose significant restrictions on approved products through regulations on advertising, promotional and distribution activities. In particular, the FDA will object to any promotional activity (including through testimonials and surrogates) that is “false or misleading in any particular,” including the failure to disclose material facts. For example, the FDA will expect adequate substantiation for an efficacy claim, which would require substantial evidence derived from adequate and well-controlled clinical trials. We believe we can conduct truthful and non-misleading promotional activities, including activities involving the use of testimonials and surrogates, with limited claims that do not require substantial evidence derived from adequate and well-controlled clinical trials and which do not include efficacy claims. If our products (including our Mango GROW and Mango ED products) are marketed in contradiction with FDA laws and regulations, the FDA may issue warning letters that require specific remedial measures to be taken, as well as an immediate cessation of the impermissible conduct, resulting in adverse publicity. The FDA may also require that all future promotional materials receive prior agency review and approval before use. Certain states have also adopted regulations and reporting requirements surrounding the promotion of pharmaceuticals. Failure by us or any of our collaborators to comply with state requirements may affect our ability to promote or sell future products in certain states. This, in turn, could have a material adverse impact on our financial results and financial condition and could subject us to significant liability, including civil and administrative remedies as well as criminal sanctions.

These restrictions may be more burdensome for compounded products as compared with FDA approved products because the latter have substantial evidence of safety and effectiveness, which will limit our ability to compete against the sale of comparable FDA-approved products.

Evolving government regulations and enforcement activities may require increased costs or adversely affect our results of operations.

Our operations may be subject to direct and indirect adoption, expansion or reinterpretation of various laws and regulations. Compliance with these evolving laws, regulations and interpretations may require us to change our practices at an undeterminable and possibly significant initial monetary and annual expense. These additional monetary expenditures may increase future overhead, which could have a material adverse effect on our results of operations. There could also be laws and regulations applicable to our business that we have not identified or that, if changed, may be costly to us, and we cannot predict all the ways in which implementation of such laws and regulations may affect us.

Additionally, the introduction of new products may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate federal, state, or local licenses or certificates, increasing our security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent our products from being offered to customers, which could have a material adverse effect on our business, financial condition, and results of operations.

Failure to comply with federal, state and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

A variety of federal, state and foreign laws and regulations govern the collection, use, retention, sharing and security of consumer data. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not comply with all such laws, regulations, requirements and obligations. Any failure, or perceived failure, by us to comply with any federal, state or foreign privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities or others or other liabilities or require us to change our operations.

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We collect, store, process, and use personal information and other customer data, and will rely on third parties that are not directly under our control to manage certain of these operations and to collect, store, process and use payment information. Our customers’ personal information may include names, addresses, phone numbers, email addresses, payment card data, and payment account information, as well as other information. Due to the volume and sensitivity of the personal information and data we and these third parties manage, the security features of our information systems are critical. If our security measures, some of which are managed by third parties, are breached or fail, unauthorized persons may be able to access sensitive customer data, including payment card data. If we or our independent service providers or business partners experience a breach of systems that collect, store or process our members’ and customers’ sensitive data, our brand could be harmed, sales of our products could decrease, and we could be exposed to claims, losses, administrative fines, litigation or regulatory and governmental investigations and proceedings. Any such claim, investigation, proceeding or action could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and suppliers and may result in the imposition of monetary penalties and administrative fines. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement, or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.

Privacy laws, rules, and regulations are constantly evolving in the United States and abroad and may be inconsistent from one jurisdiction to another. We expect that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions, including privacy acts previously adopted by the states of California, Virginia, Colorado, Utah, Connecticut, Iowa, Indiana, Tennessee, Montana, Texas and Oregon, certain of which are already effective, and certain of which become effective during 2023, and from 2024 to 2026. We cannot yet determine the impact such future laws, regulations and standards may have on our business. Complying with these evolving obligations is costly. For instance, expanding definitions and interpretations of what constitutes “personal data” (or the equivalent) within the United States and elsewhere may increase our compliance costs. Any failure to comply could give rise to unwanted media attention and other negative publicity, damage our customer and consumer relationships and reputation, and result in lost sales, claims, administrative fines, lawsuits or regulatory and governmental investigations and proceedings and may harm our business and results of operations.

Our Mango GROW and Mango ED products have not been, and will not be, approved by the FDA. The use of such products may cause serious side effects which could subject us to material litigation, damages and penalties.

Our Mango GROW and Mango ED products have not been, and will not be, approved by the FDA. It is compounded using bulk drug substances and as such, we believe it is exempt from specific FDA approval, provided that it is compounded in accordance with statutory requirements. Because compounded drugs are not FDA-approved, the FDA does not verify their safety, effectiveness, or quality before they are marketed. In addition, poor compounding practices can result in serious drug quality problems, such as contamination or a drug that contains too much or too little active ingredient, among other possible quality deficiencies.

We are not aware of any clinical studies involving the administration of Sildenafil or Tadalafil sublingually at the doses we intend to provide patients, or the compounding of Sildenafil or Tadalafil, Oxytocin, and L-arginine to treat ED, as is contemplated by our Mango ED products. We are also not aware of any clinical studies involving the administration of Minoxidil and Finasteride sublingually at the dose we provide patients, or the compounding of Minoxidil, Finasteride, Vitamin D3 and Biotin, to attempt to treat hair loss, as is contemplated by our Mango GROW product.

Because our Mango GROW and Mango ED products have not been, and will not be, approved by the FDA, our products have not had the benefit of the FDA’s clinical trial protocol which seeks to prevent the possibility of serious patient injury and death. If this were to occur, we could be subject to litigation and governmental action, which could result in costly litigation, significant fines, judgments or penalties. For example, in October 2012, a pharmacy in Massachusetts shipped compounded drugs that were contaminated with a fungus throughout the country, and these drugs were injected into patients’ spines and joints. More than 750 people in 20 states developed fungal infections, and more than 60 people died. This type of action could have a significant negative impact on our brand name, results of operations and cash flows, and result in us having to cease selling products, curtailing our business plan, or seeking bankruptcy protection.

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The main ingredients of our Mango GROW and Mango ED products are publicly disclosed and separately our Mango ED products are being specially compounded for the customer by a pharmacist with a physician’s prescription, and as a result, our Mango GROW and Mango ED products formula can be replicated by other companies.

Our Mango ED products are made up of the following three ingredients: (1) Either Sildenafil (50 milligrams (mg) or Tadalafil (10 (mg)), Oxytocin (100 International units (IU)) and L-Arginine (50mg); and (2) either Sildenafil (100mg) or Tadalafil (20mg), Oxytocin (100IU) and L-Arginine (50mg), an amino acid that is available as a dietary supplement. However, the fact that Sildenafil, Tadalafil and Oxytocin are used in FDA approved drugs, and L-arginine is available as a dietary supplement, does not mean that these ingredients will prove safe when combined into a single formulation to treat ED. Further, our Mango GROW product currently includes the following amounts of the four ingredients discussed below: (1) Minoxidil (2.5mg), (2) Finasteride (1mg), (3) Vitamin D3 (2000IU), and (4) Biotin (1mg). However, the fact that Minoxidil and Finasteride are used in FDA approved drugs, and Vitamin D3 and Biotin are available as a dietary supplement, does not mean that these ingredients will prove safe when combined into a single formulation to treat hair growth.

We currently offer two dosage levels of our Mango ED products and one dosage level of our Mango GROW product and anticipate a prescribing doctor prescribing a dosage based on the needs and medical history of the patient. Additionally, because our Mango GROW and Mango ED products are being specially compounded for the customer by a pharmacist with a physician’s prescription and because the ingredients for our Mango GROW and Mango ED products are publicly disclosed, these product formulas can be replicated by other companies. As a result, competitors, including those with greater resources, marketing, and brand recognition, may compete against us in the future using our exact product ingredients or variations thereof. We may be unable to distinguish our Mango GROW and Mango ED products from copycat products and may not be able to differentiate our product from competitors in the marketplace. As a result, we may fail to obtain a significant market share, or may lose any market share we may obtain in the future, may be unable to compete with competitors, and may be forced to abandon or curtail our business plan, which could cause the value of our shares to decline in value or become worthless.

Our Mango GROW and Mango ED products need to be compounded by licensed pharmacists who are subject to risks regarding applicable exemptions from the Federal Food, Drug, and Cosmetic Act.

Section 503A of the FFDCA describes the conditions under which compounded human drug products are exempt from the FFDCA sections on FDA approval prior to marketing, current good manufacturing practice (“cGMP”) requirements, and labeling with adequate directions for use. One of these conditions is that the drugs must be compounded based on the receipt of valid patient-specific prescriptions. Our ED product needs to be compounded by licensed pharmacists, after being prescribed by a licensed physician. Licensed pharmacists who compound drug products in accordance with Section 503A of the FFDCA are not required to comply with CGMP requirements and the drugs that they compound are not required to be approved by the FDA, provided that the compounding complies with applicable requirements. Therefore, the FDA is often not aware of potential problems with compounded drug products or compounding practices unless it receives a complaint, such as a report of a serious adverse event or visible contamination. As such, the compounding of our products is subject to limited FDA oversight, which could lead to such products not being compounded safely and could lead to product recalls and litigation which could have a significant negative impact on our brand name, results of operations and cash flows, and result in us having to cease selling products, curtailing our business plan, or seeking bankruptcy protection. Neither we, nor our representatives have had any conversations with the FDA staff regarding whether our Mango GROW or Mango ED products can be sold pursuant to Section 503A of the FFDCA Act and future conversations with the FDA may result in the FDA staff raising issues with such sales pursuant to Section 503A of the FFDCA, requiring certain pre-requisites or changes to our current business plan, which may be costly or time consuming, and/or may result in us being prohibited from selling our Mango GROW and Mango ED products pursuant to Section 503A of the FFDCA Act. We also face risks that the compounding of our products does not fall within the exemption from the FFDCA provided by Section 503A thereof. For example, if the FDA determined that any of our products are essentially a copy of an FDA approved product, we would be severely limited in our ability to compound such a product. If any of the above were to apply, we may need to change our business plan or compounding activities, which could force us to curtail our business plan or expend significant additional resources to obtain FFDCA or FDA approval for our products.

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Notwithstanding the above, under relevant FDA guidance, the FDA generally does not consider a compounded drug to be “essentially a copy” of a commercially available drug if the compounded drug has a different route of administration as compared with the approved alternative, and our Mango GROW and Mango ED products are for a different route of administration (e.g., sublingual). In addition, we do not expect that we will be deemed to have engaged in such “copying”, because our Mango GROW and Mango ED products are based on a prescriber’s determination for each patient that the change associated with the compounded product (our Mango GROW and Mango ED products) produces for the patient a significant difference as compared with the commercially available drug product. Under relevant FDA guidance, the FDA does not consider a compounded drug “essentially a copy” if a prescriber determines that there is a change, made for an identified individual patient, which produces for that patient a significant difference from the commercially available product.

Health care services, including arrangements with health care professionals, are heavily regulated at the state level, and the laws and regulations may be changed or subject to new interpretations.

Each state separately licenses health care professionals and determines when and under what conditions they may interact with and provide services to patients. Telehealth consultations initiated through our platform must be offered in accordance with the laws and regulations of the state where a patient is located, which may include laws that restrict the corporate practice of medicine and fee splitting. Each state’s laws are subject to legislative and regulatory changes, as well as judicial interpretations, and future changes or interpretations of state laws restricting the corporate practice of medicine and fee splitting could adversely affect the permissibility of (a) our relationship with Doctegrity; and/or (b) Doctegrity’s relationship with its contracted physicians. If our relationship with Doctegrity and/or Doctegrity’s relationship with its contracted physicians needed to be restructured in light of any such adverse changes or interpretations, that restructuring could negatively affect our ability to connect consumers with medical providers in certain states, and thus those customers’ ability to ultimately receive our products.

We do not have a pharmacy and depend on a related party to compound our Mango product and other potential future men’s wellness products.

We rely on a related party pharmacy for the manufacture of our Mango product and will rely on this pharmacy or others for any potential future men’s wellness products we market and we cannot assure you that they will be successful. This subjects us to a number of risks, including the following:

●	we may not be able to control the commercialization of our products, including the amount, timing and quality of resources that our contracting parties may devote to our products;

●	our contracting parties may experience financial, regulatory or operational difficulties, which may impair their ability to fulfill their contractual obligations;

●	business combinations or significant changes in a contracting parties’ business strategy may adversely affect a contracting party’s willingness or ability to perform their obligations under any arrangement;

●	legal disputes or disagreements may occur with one or more of our contracting parties or between our contracting parties and our suppliers or former contracting parties; and

●	a contracting party could independently move forward with a competing product developed either independently or in collaboration with others, including with one of our competitors.

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If any of our contracting parties fail to fulfill their future contractual obligations, our business may be negatively affected and we may receive limited or no revenues under our agreements with them. See also the risk factor, “The related party pharmacy we have entered into an agreement with may not receive licenses in all of the 50 United States to provide national coverage for us to sell our Mango GROW and Mango ED products and future products” below.

Our use and disclosure of personally identifiable information, including health information, is subject to federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our client base and revenue.

Numerous state and federal laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability and integrity of personally identifiable information, or PII, including protected health information, or PHI. These laws and regulations include the Health Information Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations (referred to collectively as “HIPAA”). HIPAA establishes a set of basic national privacy and security standards for the protection of PHI. HIPAA requires us to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. HIPAA imposes mandatory penalties for certain violations. Penalties for violations of HIPAA and its implementing regulations start at $100 per violation and are not to exceed $50,000 per violation, subject to a cap of $1.5 million for violations of the same standard in a single calendar year. However, a single breach incident can result in violations of multiple standards. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts are able to award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI. In addition, HIPAA mandates that the Secretary of Health and Human Services, or HHS, conduct periodic compliance audits of HIPAA covered entities or business associates for compliance with the HIPAA Privacy and Security Standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator. HIPAA further requires that patients be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach.” If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public web site. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually.

Numerous other federal and state laws protect the confidentiality, privacy, availability, integrity and security of PII, including PHI. These laws in many cases are more restrictive than, and may not be pre-empted by, the HIPAA rules and may be subject to varying interpretations by courts and government agencies, creating complex compliance issues for us and our clients and potentially exposing us to additional expense, adverse publicity and liability.

Because of the extreme sensitivity of the PII we store and transmit, the security features of our technology platform are very important. If our security measures are breached or fail, unauthorized persons may be able to obtain access to sensitive client data, including HIPAA-regulated PHI. As a result, our reputation could be severely damaged, adversely affecting client confidence. In addition, we could face litigation, damages for contract breach, penalties and regulatory actions for violation of HIPAA and other applicable laws or regulations and significant costs for remediation, notification to individuals and for measures to prevent future occurrences. Any potential security breach could also result in increased costs associated with liability for stolen assets or information, repairing system damage that may have been caused by such breaches, incentives offered to clients in an effort to maintain our business relationships after a breach and implementing measures to prevent future occurrences, including organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants.

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Risks Related to Related Party Relationships and Transactions and Our Management

We depend heavily on our senior management, including our Chief Executive Officer, who may have a conflict of interest with regard to various matters. The ability of certain key employees to devote adequate time to us is critical to the success of our business, and failure to do so may adversely affect our revenues and as a result could materially adversely affect our business, financial condition and results of operations.

We must retain the services of our key employees and strategically recruit and hire new talented employees. Our future business and results of operations depend in significant part upon the continued contributions of our senior management personnel, particularly our Chairman and Chief Executive Officer, Jacob D. Cohen. Mr. Cohen currently serves as a member of the Board of Directors of American International Holdings Corp., as a co-Manager and 51% owner of Epiq Scripts, and as Chief Executive Officer of Ronin Equity Partners, Inc., a private investment company, and in various positions with other entities and groups. Mr. Cohen currently spends approximately 75% of his time on Company matters. As a result, Mr. Cohen dedicates only a portion of his professional efforts to our business and operations, and there is no contractual obligation for him to spend a specific amount of his time with us. Mr. Cohen may not be able to dedicate adequate time to our business and operations and we could experience an adverse effect on our operations due to the demands placed on him from his other professional obligations. Such involvement in other businesses may therefore present a conflict of interest regarding decisions he makes for us or with respect to the amount of time available for us. If we lose his services or if he fails to perform in his current position, or if we are not able to attract and retain skilled personnel as needed, our business could suffer. Significant turnover in our senior management could significantly deplete our institutional knowledge held by our existing senior management team. We depend on the skills and abilities of these key personnel in managing our operations, product development, marketing and sales aspects of our business, any part of which could be harmed by turnover in the future.

Moving forward, should the services of Mr. Cohen be lost for any reason, we will incur costs associated with recruiting replacements and any potential delays in operations which this may cause. If we are unable to replace such individual with a suitably trained alternative individual(s), we may be forced to scale back or curtail our business plan.

Separately, if our executive officers do not devote sufficient time towards our business, we may never be able to effectuate our business plan.

We have engaged and in the future may engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.

We have entered, and may continue to enter, into transactions with related parties for financing, corporate, business development and operational services. Included in such transactions is a Master Services Agreement and Statement of Work with Epiq Scripts, LLC, a related party, 51% owned and controlled by Jacob D. Cohen, our Chairman and Chief Executive Officer, as discussed in greater detail below under “Business—Material Agreements—Master Services Agreement with Epiq Scripts” and “—First Amendment to MSA,” for pharmacy and compounding services. Such transactions may not have been/may not be, entered into on an arm’s-length basis, and we may have achieved more or less favorable terms because such transactions were entered into with our related parties. This could have a material effect on our business, results of operations and financial condition. Such conflicts could cause an individual in our management to seek to advance his or her economic interests or the economic interests of certain related parties above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors.

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We are significantly reliant on related party relationships.

We have entered into a Master Services Agreement and Statement of Work with Epiq Scripts, LLC, a related party, 51% owned and controlled by Jacob D. Cohen, our Chairman and Chief Executive Officer, who also serves as a co-Manager of Epiq Scripts, as discussed in greater detail below under “Business—Material Agreements—Master Services Agreement with Epiq Scripts” and “—First Amendment to MSA,” for pharmacy and compounding services. In the event that relationship is terminated, our costs may increase, and we may be unable to effectively obtain the services currently provided by Epiq Scripts, LLC. Additionally, certain of our consultants are employed by Epiq Scripts, LLC. We also anticipate entering into other related party relationships in the future. While we believe that all related party agreements have been and will be on arms-length terms, such significant related party relationships may be perceived negatively by potential shareholders or investors and/or may result in conflicts of interest. Each of our officers and directors (including those discussed above) presently has, and any of them in the future may have, additional fiduciary or contractual obligations to other entities pursuant to which such officer or director may be required to present a business opportunity to such entity, subject to his or her fiduciary duties under applicable law. Additionally, such persons may have conflicts of interest in allocating their time among various business activities. These conflicts may not be resolved in our favor. Our significant related party relationships and transactions, the terms of such relationships and transactions, and/or the termination of any such relationships or transactions, may have a material adverse effect on our results of operations moving forward and/or create conflicts of interest or perceived conflicts of interest which may have a material adverse effect on the value of our securities.

The related party pharmacy we have entered into an agreement with may not receive licenses in all of the 50 United States to provide national coverage for us to sell our Mango GROW and Mango ED products and future products.

We have entered into a Master Services Agreement and Statement of Work with Epiq Scripts, LLC, a related party, 51% owned and controlled by Jacob D. Cohen, our Chairman and Chief Executive Officer, as discussed in greater detail below under “Business—Material Agreements—Master Services Agreement with Epiq Scripts,” for pharmacy and compounding services. Epiq Script’s ability to provide pharmacy services in each state is subject to, among other things, receipt of regulatory approvals and licenses in the states in which it operates. Currently Epiq Scripts holds State Board of Pharmacy (or its equivalent) licenses to operate in the District of Columbia and 47 states: Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming. Its failure to receive regulatory approval or licenses in the other states in which we hope to operate, or loss of such licenses in the future, may prohibit us from selling our Mango products to customers that reside in those states limiting our ability to grow and compete with other companies that have those capabilities. Any of the above may have an adverse effect on our revenues, operations and cash flow and cause the value of our securities to decline in value or become worthless. We also face related party conflicts associated with our engagement of Epiq Scripts, LLC as discussed in greater detail above.

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Jacob D. Cohen, our Chairman and Chief Executive Officer, and Jonathan Arango, our President and Director, beneficially own greater than 50% of our outstanding common stock and exercise majority voting control over us, which will limit shareholders’ abilities to influence corporate matters and could delay or prevent a change in corporate control.

Jacob D. Cohen, our Chairman and Chief Executive Officer, and Jonathan Arango, our President and Director, beneficially own approximately 55.5% of the outstanding shares of our common stock (when including shares issuable upon exercise of outstanding and vested options) and will continue to hold a majority of our issued and outstanding shares of common stock after this offering. As a result, they control the shareholder vote. Consequently, they have the ability to influence matters affecting our shareholders and therefore exercise control in determining the outcome of all corporate transactions or other matters, including (i) making amendments to our certificate of formation; (ii) whether to issue additional shares of common stock and preferred stock, including to himself; (iii) employment decisions, including compensation arrangements; (iv) whether to enter into material transactions with related parties; (v) election of directors; and (vi) any merger or significant corporate transactions, including with himself or other related parties. Additionally, it will be difficult if not impossible for investors to remove our current directors (including, but not limited to Mr. Cohen and Mr. Arango), which will mean they will remain in control of who serves as officers of the Company as well as whether any changes are made in the Board of Directors. As a potential investor in the Company, you should keep in mind that even if you own shares of our common stock and wish to vote them at annual or special shareholder meetings, your shares will likely have little effect on the outcome of corporate decisions. Because Mr. Cohen and Mr. Arango control the vote on all shareholder matters, investors may find it difficult to replace our management if they disagree with the way our business is being operated. The interests of Mr. Cohen and Mr. Arango may not coincide with our interests or the interests of other shareholders.

Mr. Cohen and Mr. Arango acquired their shares of common stock for substantially less than the price of the shares of common stock acquired in our IPO, sold pursuant to this offering, and/or the current trading price of our common stock, and may have interests, with respect to their common stock, that are different from other investors and the concentration of voting power held by Mr. Cohen and Mr. Arango may have an adverse effect on the price of our common stock.

In addition, this concentration of ownership might adversely affect the market price of our common stock by: (1) delaying, deferring or preventing a change of control of our Company; (2) impeding a merger, consolidation, takeover or other business combination involving our Company; or (3) discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our Company.

Potential competition from our existing executive officers, after they leave their employment with us, and subject to the non-compete terms of their employment agreements, could negatively impact our profitability.

Although our Chief Executive Officer, Jacob D. Cohen, our President, Jonathan Arango, and our Chief Operating Officer, Amanda Hammer, are prohibited from competing with us while they are employed with us and for 12 months thereafter (subject to the terms of, and exceptions set forth in, their employment agreements with the Company), none of such individuals will be prohibited from competing with us after such 12-month period ends. Accordingly, any of these individuals could be in a position to use industry experience gained while working with us to compete with us. Such competition could distract or confuse customers, reduce the value of our intellectual property and trade secrets, or reduce our future revenues, earnings or growth prospects.

Risks Related to Intellectual Property

We operate in an industry with the risk of intellectual property litigation. Claims of infringement against us may hurt our business.

We must protect the proprietary nature of the intellectual property used in our business. There can be no assurance that trade secrets and other intellectual property will not be challenged, invalidated, misappropriated or circumvented by third parties.

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Additionally, our success depends, in part, upon non-infringement of intellectual property rights owned by others and being able to resolve claims of intellectual property infringement without major financial expenditures or adverse consequences. Participants that own, or claim to own, intellectual property may aggressively assert their rights. From time to time, we may be subject to legal proceedings and claims relating to the intellectual property rights of others. Future litigation may be necessary to defend us by determining the scope, enforceability, and validity of third-party proprietary rights or to establish its proprietary rights. Our competitors have substantially greater resources and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time. In addition, patent holding companies that focus solely on extracting royalties and settlements by enforcing patent rights may target us. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend and could:

●	cause delays or stoppages in providing products;
●	divert management’s attention and resources;
●	require technology changes to our products that would cause our Company to incur substantial cost;
●	subject us to significant liabilities; and
●	require us to cease some or all of our activities.

In addition to liability for monetary damages, which may be tripled and may include attorneys’ fees, or, in some circumstances, damages against clients, we may be prohibited from developing, commercializing, or continuing to provide some or all of our products unless we obtain licenses from, and pay royalties to, the holders of the patents or other intellectual property rights, which may not be available on commercially favorable terms, or at all.

Risks Related to the Telehealth Operations of Our Contracting Parties

The telehealth business of our telehealth provider could be adversely affected by ongoing legal challenges or by new state actions restricting the ability to provide telehealth services in certain states.

We use telehealth providers to provide telehealth consultations and related services on our Mangoceuticals platform, which connects users/customers with third-party health care providers and Epiq Scripts, LLC, a related party pharmacy. We have entered into an agreement with Doctegrity, pursuant to which Doctegrity provides clinical services directly to our customers via telehealth. Through these arrangements, the professionals or professional entities are responsible for the practice of medicine and control of the clinical decision-making.

Our ability to conduct business operations in each state is dependent upon the state’s treatment of medicine under such state’s laws, and rules and policies governing the practice of physician supervised services, which are subject to changing political, regulatory and other influences.

We depend on our contracted parties to maintain appropriate telehealth licenses to be able to provide telehealth services to our potential customers and prescribe them our products, which are required to be prescribed by licensed physicians. In the event we are not able to maintain relationships with telehealth providers, state licensing laws make it harder, more costly or impossible to provide telehealth services, or our customers are otherwise unable to obtain prescriptions for our products, we may be unable to sell products, which could result in us having to curtail our business plan or cease operating.

Our contracting parties’ telehealth business could be adversely affected by ongoing legal challenges to their business model or by new state actions restricting their ability to provide the full range of services in certain states.

The ability of our contracted parties’ telehealth operations in each state is dependent upon the state’s treatment of medicine under such state’s laws, rules and policies governing the practice of physician supervised services, which are subject to changing political, regulatory and other influences. In the event our contracted parties are unable to provide telehealth services for any reason, it would have a material adverse effect on our ability to sell products and in turn our revenues and operating results.

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Risks Related to Our Governing Documents and Texas Law

Our Certificate of Formation, Bylaws and Texas law provide for indemnification of officers and directors at our expense and limit the liability of our directors, which may result in a major cost to us and hurt the interests of our shareholders because corporate resources may be expended for the benefit of officers or directors.

Our Certificate of Formation, Bylaws and Texas law provide for us to indemnify and hold harmless, to the fullest extent permitted by applicable law, each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan. Our Certificate of Formation also provides that the personal liability of our directors is eliminated to the fullest extent permitted by the Texas Business Organizations Code, as such may be amended or supplemented. These indemnification obligations and limitations of liability may result in a major cost to us and hurt the interests of our shareholders because corporate resources may be expended for the benefit of officers or directors.

We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under federal securities laws is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification for liabilities arising under federal securities laws, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with our activities, we will (unless in the opinion of our counsel, the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction, the question whether indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The legal process relating to this matter if it were to occur is likely to be very costly and may result in us receiving negative publicity, either of which factors is likely to materially reduce the market and price for our shares.

We have established preferred stock which can be designated by our Board of Directors without shareholder approval.

We have 10,000,000 shares of preferred stock authorized. The shares of our preferred stock may be issued from time to time in one or more series, each of which shall have a distinctive designation or title as shall be determined by our Board of Directors prior to the issuance of any shares thereof. The preferred stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as adopted by the Board of Directors. Because the Board of Directors is able to designate the powers and preferences of the preferred stock without the vote of a majority of our shareholders, our shareholders will have no control over what designations and preferences our preferred stock will have. The issuance of shares of preferred stock or the rights associated therewith, could cause substantial dilution to our existing shareholders. Additionally, the dilutive effect of any preferred stock which we may issue may be exacerbated given the fact that such preferred stock may have voting rights and/or other rights or preferences which could provide the preferred shareholders with substantial voting control over us and/or give those holders the power to prevent or cause a change in control, even if that change in control might benefit our shareholders. As a result, the issuance of shares of preferred stock may cause the value of our securities to decrease.

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Anti-takeover provisions in our Certificate of Formation and our Bylaws, as well as provisions of Texas law, might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Our Certificate of Formation, Bylaws and Texas law contain provisions that may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions may also prevent or delay attempts by our shareholders to replace or remove our management. Our corporate governance documents include provisions:

●	requiring advance notice of shareholder proposals for business to be conducted at meetings of our shareholders and for nominations of candidates for election to our Board of Directors;

●	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock; and

●	providing indemnification to, our directors and officers.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors might be willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

Risks Related to this Offering and Our Common Stock

We are not currently in compliance with Nasdaq’s continued listing standards and may not be able to maintain the listing of our common stock on the Nasdaq Capital Market.

As a condition to consummating our IPO, we were required to list our common stock on The Nasdaq Capital Market and in March 2023, our common stock was approved for listing on Nasdaq under the symbol “MGRX”. Notwithstanding such listing, there can be no assurance any broker will be interested in trading our stock. Therefore, it may be difficult to sell your shares of common stock if you desire or need to sell them. Our underwriters are not obligated to make a market in our securities, and even if they do make a market, they can discontinue market making at any time without notice. Neither we nor the underwriters can provide any assurance that an active and liquid trading market in our securities will develop or, if developed, that such market will continue.

There is also no guarantee that we will be able to maintain our listing on Nasdaq for any period of time by perpetually satisfying Nasdaq’s continued listing requirements. Our failure to continue to meet these requirements may result in our securities being delisted from Nasdaq.

Among the conditions required for continued listing on Nasdaq, Nasdaq requires us to maintain at least $2.5 million in stockholders’ equity or $500,000 in net income over the prior two years or two of the prior three years. As of September 30, 2023, our stockholders’ equity was below $2.5 million and we did not otherwise meet the net income requirements described above, and as such, we are not currently in compliance with Nasdaq’s continue listing standards. If we fail to timely remedy our compliance with the applicable requirements, our stock may be delisted.

Additional requirements we must meet to continue our listing on Nasdaq include the requirement that we have a majority of independent directors, an audit committee of at least three independent directors (subject to certain limited exceptions) and maintain a stock price over $1.00 per share. Additionally, recently our common stock price has traded below $1.00 per share and we may not be able to maintain a stock price over $1.00 per share. Our failure to meet the continued listing standards of Nasdaq may result in our securities being delisted from Nasdaq.

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Even if we demonstrate compliance with the requirements of Nasdaq, we will have to continue to meet other objective and subjective listing requirements to continue to be listed on Nasdaq. Delisting from The Nasdaq Capital Market could make trading our common stock more difficult for investors, potentially leading to declines in our share price and liquidity. Without a Nasdaq listing, stockholders may have a difficult time getting a quote for the sale or purchase of our stock, the sale or purchase of our stock would likely be made more difficult, and the trading volume and liquidity of our stock could decline. Delisting from Nasdaq could also result in negative publicity and could also make it more difficult for us to raise additional capital. The absence of such a listing may adversely affect the acceptance of our common stock as currency or the value accorded by other parties. Further, if we are delisted, we would also incur additional costs under state blue sky laws in connection with any sales of our securities. These requirements could severely limit the market liquidity of our common stock and the ability of our stockholders to sell our common stock in the secondary market. If our common stock is delisted by Nasdaq, our common stock may be eligible to trade on an over-the-counter quotation system, such as the OTCQB Market or the OTC Pink market, where an investor may find it more difficult to sell our stock or obtain accurate quotations as to the market value of our common stock. In the event our common stock is delisted from Nasdaq, we may not be able to list our common stock on another national securities exchange or obtain quotation on an over-the counter quotation system.

Stockholders may be diluted significantly through our efforts to obtain financing and satisfy obligations through the issuance of additional shares of our common stock.

Wherever possible, our Board of Directors will attempt to use non-cash consideration to satisfy obligations. In many instances, we believe that the non-cash consideration will consist of restricted shares of our common stock or where shares are to be issued to our officers, directors and applicable consultants. Our Board of Directors has authority, without action or vote of the stockholders, but subject to Nasdaq rules and regulations (which generally require stockholder approval for any transactions which would result in the issuance of more than 20% of our then outstanding shares of common stock or voting rights representing over 20% of our then outstanding shares of stock), to issue all or part of the authorized but unissued shares of common stock. In addition, we may attempt to raise capital by selling shares of our common stock, possibly at a discount to market. These actions will result in dilution of the ownership interests of existing stockholders, which may further dilute common stock book value, and that dilution may be material. Such issuances may also serve to enhance existing management’s ability to maintain control of the Company because the shares may be issued to parties or entities committed to supporting existing management.

Certain recent initial public offerings of companies with public floats comparable to the anticipated public float of the Company have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. We have in the past, and may in the future experience similar volatility, which may make it difficult for prospective investors to assess the value of our common stock.

In addition to the risks addressed below under the heading “— Our common stock prices have been, and may continue to be, volatile and could decline substantially,” our common stock may be subject to extreme volatility that is seemingly unrelated to the underlying performance of our business. For example, since our common stock began trading on the Nasdaq Capital Market in connection with our IPO on March 20, 2023, the trading price of our common stock has traded as high as $4.37 and as low as $0.42 per share. The trading price of our common stock is expected to continue to be volatile, and our common stock may be subject to rapid and substantial price volatility. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common stock. There have been recent instances of extreme stock price run-ups followed by rapid price declines following public offerings, particularly among companies with relatively smaller public floats, and we expect that such instances may continue and/or increase in the future. Contributing to this risk of volatility are a number of factors. First, our common stock is likely to be more sporadically and thinly traded than that of larger, more established companies. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction, which may cause our stock price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. The price of our shares could, for example, decline precipitously in the event that a large number of our shares are sold in the market without commensurate demand (including as our IPO lockups expire – 12 months after the IPO (unless earlier waived in the discretion of the underwriter of the IPO)) as compared to a seasoned issuer that could better absorb those sales without an adverse impact on its stock price. Second, we are a speculative investment due to our limited operating history, not being profitable, and not expecting to be profitable in the near term. As a consequence of this enhanced risk, more risk-adverse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a larger, more established company that has a relatively large public float.

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Many of these factors are beyond our control and may decrease the market price of our securities. Such volatility, including any stock run-ups, may be unrelated or disproportionate to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our shares.

Furthermore, the stock market in general, and the market for men’s wellness product companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political and market conditions such as recessions, or changes in inflation or interest rates, may seriously affect the market price of our securities, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our securities shortly following this offering. As a result of this volatility, investors may experience losses on their investment in our common stock. A decline in the market price of our common stock also could adversely affect our ability to issue additional shares of common stock or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our common shares will develop or be sustained. If an active market does not develop, holders of our common stock may be unable to readily sell the shares they hold or may not be able to sell their shares at all. If the market price of our shares after this offering does not exceed the per share offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

Our common stock prices have been, and may continue to be, volatile and could decline substantially following this offering.

The market price of our common stock may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates, and market conditions in general could have a significant impact on the future market price of our common stock.

Some of the factors that could negatively affect or result in fluctuations in the market price of our common stock include:

●	actual or anticipated variations in our quarterly operating results;

●	changes in market valuations of similar companies;

●	adverse market reaction to the level of our indebtedness;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the press or investment community;

●	general market, economic, and political conditions, including an economic slowdown or dislocation in the global credit markets;

●	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations, or capital commitments;

●	general economic and market conditions;

●	disputes or other developments related to our intellectual property or other proprietary rights, including litigation;

●	our operating performance and the performance of other similar companies;

●	changes in accounting principles; and

●	passage of legislation or other regulatory developments that adversely affect us or our industry.

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If our stock price fluctuates after the offering, you could lose a significant part of your investment.

The market price of our common stock could be subject to wide fluctuations in response to, among other things, the risk factors described in this Report, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us For example, since our common stock began trading on the Nasdaq Capital Market in connection with our IPO on March 20, 2023, the trading price of our common stock has traded as high as $4.37 and as low as $0.42 per share. Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or reports about us, or if they adversely change their recommendations regarding our common stock, then our stock price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us, our industry and our market. If no analyst elects to cover us and publish research or reports about us, the market for our common stock could be severely limited and our stock price could be adversely affected. As a small-cap company, we are more likely than our larger competitors to lack coverage from securities analysts. In addition, even if we receive analyst coverage, if one or more analysts ceases coverage of us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. If one or more analysts who elect to cover us issue negative reports or adversely change their recommendations regarding our common stock, our stock price could decline.

We have broad discretion in how we use the net proceeds of this offering and may not use these proceeds effectively, which could affect our results of operations and cause our common stock to decline.

We will have considerable discretion in the application of the net proceeds of this offering. We intend to use the net proceeds from this offering for new product development, marketing and advertising and for working capital. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

Because the price per share of our common stock being offered is higher than the book value per share of our common stock, you will suffer substantial dilution in the net tangible book value of the common stock you purchase in this offering. Based on the public offering price of $[ ] per share, and the net tangible book value of the common stock of $0.07 per share as of September 30, 2023, if you purchase shares of common stock in this offering, you will suffer dilution of $[ ] per share in the net tangible book value of the common stock, which will be $[ ] per share following the offering (on an adjusted basis). See “Dilution” below for a more detailed discussion of the dilution you will incur if you purchase our common stock in the offering.

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Future sales of our common stock, other securities convertible into our common stock, or preferred stock could cause the market value of our common stock to decline and could result in dilution of your shares.

Our Board of Directors is authorized, without your approval, to cause us to issue additional shares of our common stock or to raise capital through the creation and issuance of preferred stock, other debt securities convertible into common stock, options, warrants and other rights, on terms and for consideration as our Board of Directors in its sole discretion may determine. Additionally, pursuant to the Resale Prospectus, we registered the resale of an aggregate of 4,765,000 shares of common stock, which shares of common stock are available for immediate resale in the public market (which number includes 2,000,000 shares of common stock issuable upon the exercise of warrants, of which 975,500 shares of common stock remain issuable thereunder as of the date of this prospectus). An additional 87,500 shares of common stock are issuable upon exercise of outstanding warrants to purchase shares at $5.00 per share, which were issued in connection with the IPO, which were first exercisable on September 20, 2023. Sales of substantial amounts of our common stock or of preferred stock could cause the market price of our common stock to decrease significantly. We cannot predict the effect, if any, of future sales of our common stock, or the availability of our common stock for future sales, on the value of our common stock. Sales of substantial amounts of our common stock by large shareholders, or the perception that such sales could occur, may adversely affect the market price of our common stock.

We have agreed, subject to certain exceptions and without the approval of the representative of the underwriters, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of [  ] days following the closing of the offering of the shares. Our directors and officers have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for [  ] days following the closing of the offering of the shares.

In addition, in connection with our IPO, we, our directors, executive officers, and shareholders holding 5% or more of our outstanding common stock have agreed not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of 12 months following the closing of the IPO (until March 20, 2024), subject to certain exceptions.

The representative of the IPO’s and/or this offering’s underwriters may, at any time, release, or authorize us to release, as the case may be, all or a portion of our common stock subject to the foregoing lock-up provisions without required notice. If the restrictions under the lock-up provisions of the lock-up agreements entered into in connection with the IPO and/or this offering are waived, shares of our common stock may become available for sale into the market, subject to applicable law, which could reduce the market price for our common stock.

We have no intention of declaring dividends in the foreseeable future.

The decision to pay cash dividends on our common stock rests with our Board of Directors and will depend on our earnings, unencumbered cash, capital requirements and financial condition. We do not anticipate declaring any dividends in the foreseeable future, as we intend to use any excess cash to fund our operations. Investors in our common stock should not expect to receive dividend income on their investment, and investors will be dependent on the appreciation of our common stock to earn a return on their investment.

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The issuance and sale of common stock upon exercise of outstanding warrants may cause substantial dilution to existing shareholders and may also depress the market price of our common stock. Outstanding warrants to purchase shares of our common stock have cashless exercise rights.

As of the date of this prospectus, we had a total of 1,063,000 warrants outstanding with a weighted average exercise price of $1.00 per share and term ranging from August 16, 2027 through March 20, 2028. If the holders of the warrants choose to exercise the warrants, it may cause significant dilution to the then holders of our common stock. If exercises of the warrants and sales of such shares issuable upon exercise thereof take place, the price of our common stock may decline. In addition, the common stock issuable upon exercise of the warrants may represent overhang that may also adversely affect the market price of our common stock. Overhang occurs when there is a greater supply of a company’s stock in the market than there is demand for that stock. When this happens the price of our stock will decrease, and any additional shares which shareholders attempt to sell in the market will only further decrease the share price. If the share volume of our common stock cannot absorb shares sold by the warrant holders, then the value of our common stock will likely decrease.

A total of 87,500 of the warrants discussed above (which have an exercise price of $5.00 per share) currently allow for cashless exercise rights. In a ‘cashless exercise’, the holder reduces the number of shares of common stock issuable upon exercise of the warrants in amount equal to the aggregate value of the exercise price of the exercised warrants. For example, if our common stock was trading at $2.00 per share and a holder desires to exercise warrants to purchase 100 shares of common stock with an exercise price of $1.00 per share on a cashless basis, the number of shares of common stock issuable to the holder upon such exercise would be reduced by 50 shares, equal in value to $100 ($2.00 per share x 50 shares), and the holder would receive 50 shares of common stock upon such exercise. We do not receive any cash upon a cashless exercise and as such, while a cashless exercise reduces the dilution which would otherwise exist upon a warrant exercise, it is also not as beneficial to us, as it does not bring in any new investment proceeds. Additionally, holders of warrants with cashless exercise provisions may be more likely to exercise their warrants as they do not have to come out of pocket with any cash exercise payments.

General Risk Factors

Our industry and the broader U.S. economy experienced higher than expected inflationary pressures during 2022 related to continued supply chain disruptions, labor shortages and geopolitical instability, and if these conditions persist, our business, results of operations and cash flows could be materially and adversely affected.

2022 saw significant increases in the costs of labor and certain materials and equipment, and longer lead times for such materials and equipment, as a result of availability constraints, supply chain disruption, increased demand, labor shortages associated with a fully employed U.S. labor force, high inflation and other factors. Supply and demand fundamentals have been further aggravated by disruptions in global energy supply caused by multiple geopolitical events, including the ongoing conflict between Russia and Ukraine. Recent supply chain constraints and inflationary pressures may in the future adversely impact our operating costs, and as a result, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We and the health and wellness industry in general may be adversely affected during periods of high inflation, primarily because of higher shipping and product manufacturing costs. While we plan to attempt to pass on increases in our costs through increased sales prices, market forces may limit our ability to do so. If we are unable to raise sales prices enough to compensate for higher costs, our future revenues, gross profit margin and revenues could be adversely affected.

Economic uncertainty may affect our access to capital and/or increase the costs of such capital.

Global economic conditions continue to be volatile and uncertain due to, among other things, consumer confidence in future economic conditions, fears of recession and trade wars, the price of energy, fluctuating interest rates, the availability and cost of consumer credit, the availability and timing of government stimulus programs, levels of unemployment, increased inflation, tax rates, and the war between Ukraine and Russia which began in February 2022, and has continued through the date of this prospectus, as well as the current ongoing war between Hamas and Israel, which began in October 2023. These conditions remain unpredictable and create uncertainties about our ability to raise capital in the future. In the event required capital becomes unavailable in the future, or more costly, it could have a material adverse effect on our business, future results of operations, and financial condition.

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Our business may be materially and adversely disrupted by epidemics or pandemics in the future, including COVID-19.

An epidemic, pandemic or similar serious public health issue, and the measures undertaken by governmental authorities to address it, could significantly disrupt or prevent us from operating our business in the ordinary course for an extended period, and thereby, and/or along with any associated economic and/or social instability or distress, have a material adverse impact on our financial statements.

On March 11, 2020, the World Health Organization characterized the outbreak of COVID-19 as a global pandemic and recommended containment and mitigation measures. On March 13, 2020, the United States declared a national emergency concerning the outbreak, and several states and municipalities have declared public health emergencies. The U.S. Congress formally ended the COVID-19 national emergency on April 10, 2023. Although COVID-19 has to date not had a material impact on our operations, should the COVID-19 public health effort re-intensify to such an extent that we cannot operate, if there are new government restrictions on our business and our customers, and/or an extended economic recession or significant inflation, we could be unable to produce significant revenues and cash flows sufficient to conduct our business. Such a circumstance could, among other things, exhaust our available liquidity (and ability to access liquidity sources) and/or trigger an acceleration to pay a significant portion or all of our then-outstanding debt obligations, which we may be unable to do.

Our business could be disrupted by catastrophic events and man-made problems, such as power disruptions, data security breaches, and terrorism.

Our systems are vulnerable to damage or interruption from the occurrence of any catastrophic event, including earthquake, fire, flood, or other weather event, power loss, telecommunications failure, software or hardware malfunction, cyber-attack, war, terrorist attack, or incident of mass violence, which could result in lengthy interruptions in access to our systems. In addition, acts of terrorism, including malicious internet-based activity, could cause disruptions to the internet or the economy as a whole. If our systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to provide products to customers would be impaired or we could lose critical data. We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business, financial condition and results of operations that may result from interruptions in access to our platform as a result of system failures.

Economic uncertainty may affect consumer purchases of discretionary items, which may affect demand for our products.

Our products may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions and other factors such as consumer confidence in future economic conditions, fears of recession and trade wars, the price of energy, fluctuating interest rates, the availability and cost of consumer credit, the availability and timing of government stimulus programs, levels of unemployment, inflation, and tax rates. As U.S. economic conditions continue to be volatile or economic uncertainty remains, and with increasing inflation and interest rates, trends in consumer discretionary spending also remain unpredictable and subject to reductions as a result of significant increases in employment, financial market instability, and uncertainties about the future. Unfavorable economic conditions have led, and in the future may lead, consumers to reduce their spending on men’s wellness products, which in turn has in the past led to a decrease in the demand for such products. Consumer demand for the Company’s products may decline as a result of an economic downturn, or economic uncertainty. The sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on the Company’s business, results of operations, and financial condition.

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In February 2022, an armed conflict escalated between Russia and Ukraine. The sanctions announced by the United States and other countries against Russia and Belarus following Russia’s invasion of Ukraine to date include restrictions on selling or importing goods, services, or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business, and financial organizations in Russia and Belarus. The United States and other countries could impose wider sanctions and take other actions should the conflict further escalate. Separately, in October 2023, Israel and certain Iranian-backed Palestinian forces began an armed conflict in Israel, the Gaza Strip, and surrounding areas. This conflict currently threatens to spread to other Middle Eastern countries, and may ultimately result in the United States and other countries becoming involved in the conflict. Although the Company does not, and does not plan to, do business in Russia, Belarus, Ukraine, Israel, or the Middle East, it is not possible to predict the broader consequences of these ongoing conflicts, which could include further sanctions, embargoes, regional instability, and geopolitical shifts. It is also not possible to predict with certainty these ongoing conflicts and additional adverse effects on existing U.S. macroeconomic conditions, consumer spending habits, currency exchange rates, and financial markets, all of which could impact the business, financial condition, and results of operations of the Company.

Global economic conditions could materially adversely affect our business, results of operations, financial condition and growth.

Adverse macroeconomic conditions, including inflation, slower growth or recession, new or increased tariffs, changes to fiscal and monetary policy, tighter credit, higher interest rates, high unemployment and currency fluctuations could materially adversely affect our operations, expenses, access to capital and the market for our products. In addition, consumer confidence and spending could be adversely affected in response to financial market volatility, negative financial news, conditions in the real estate and mortgage markets, declines in income or asset values, changes to fuel and other energy costs, labor and healthcare costs and other economic factors.

In addition, uncertainty about, or a decline in, global or regional economic conditions could have a significant impact on our expected funding sources, suppliers and partners. Potential effects include financial instability; inability to obtain credit to finance operations and purchases of our products; and insolvency.

A downturn in the economic environment could also lead to limitations on our ability to issue new debt; reduced liquidity; and declines in the fair value of our financial instruments. These and other economic factors could materially adversely affect our business, results of operations, financial condition and growth.

We may become party to litigation, mediation and/or arbitration from time to time given our product focus.

We may become party to regulatory proceedings, litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect our business. Monitoring and defending against legal actions, whether or not meritorious, can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we expect to have insurance in the future that may cover the costs and awards of certain types of litigation, the amount of our future insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, operating results or financial condition.

Higher labor costs due to statutory and regulatory changes could materially adversely affect our business, financial condition and operating results.

Various federal and state labor laws, including new laws and regulations enacted in response to COVID-19, govern our relationships with our employees and affect operating costs. These laws include employee classifications as exempt or non-exempt, minimum wage requirements, unemployment tax rates, workers’ compensation rates, overtime, family leave, workplace health and safety standards, payroll taxes, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. As certain of our employees are paid at rates set at, or above but related to, the applicable minimum wage, further increases in the minimum wage could increase our labor costs. Significant additional government regulations could materially adversely affect our business, financial condition and operating results.

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Failure to adequately manage our planned aggressive growth strategy may harm our business or increase our risk of failure.

For the foreseeable future, we intend to pursue an aggressive growth strategy for the expansion of our operations through increased marketing. Our ability to rapidly expand our operations will depend upon many factors, including our ability to work in a regulated environment, establish and maintain strategic relationships with suppliers, and obtain adequate capital resources on acceptable terms. Any restrictions on our ability to expand may have a materially adverse effect on our business, results of operations, and financial condition. Accordingly, we may be unable to achieve our targets for sales growth, and our operations may not be successful or achieve anticipated operating results.

Additionally, our growth may place a significant strain on our managerial, administrative, operational, and financial resources and our infrastructure. Our future success will depend, in part, upon the ability of our senior management to manage growth effectively. This will require us to, among other things:

●	implement additional management information systems;

●	further develop our operating, administrative, legal, financial, and accounting systems and controls;

●	hire additional personnel;

●	develop additional levels of management within our company;

●	locate additional office space; and

●	maintain close coordination among our operations, legal, finance, sales and marketing, and client service and support personnel.

As a result, we may lack the resources to deploy our services on a timely and cost-effective basis. Failure to accomplish any of these requirements could impair our ability to deliver services in a timely fashion or attract and retain new customers.

If we make any acquisitions, they may disrupt or have a negative impact on our business.

If we make acquisitions in the future, we could have difficulty integrating the acquired company’s assets, personnel and operations with our own. We do not anticipate that any acquisitions or mergers we may enter into in the future would result in a change of control of the Company. In addition, the key personnel of the acquired business may not be willing to work for us. We cannot predict the effect expansion may have on our core business. Regardless of whether we are successful in making an acquisition, the negotiations could disrupt our ongoing business, distract our management and employees and increase our expenses. In addition to the risks described above, acquisitions are accompanied by a number of inherent risks, including, without limitation, the following:

●	the difficulty of integrating acquired products, services or operations;

●	the potential disruption of the ongoing businesses and distraction of our management and the management of acquired companies;

●	difficulties in maintaining uniform standards, controls, procedures and policies;

●	the potential impairment of relationships with employees and customers as a result of any integration of new management personnel;

●	the potential inability or failure to achieve additional sales and enhance our customer base through cross-marketing of the products to new and existing customers;

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●	the effect of any government regulations which relate to the business acquired;

●	potential unknown liabilities associated with acquired businesses or product lines, or the need to spend significant amounts to retool, reposition or modify the marketing and sales of acquired products or operations, or the defense of any litigation, whether or not successful, resulting from actions of the acquired company prior to our acquisition; and

●	potential expenses under the labor, environmental and other laws of various jurisdictions.

Our business could be severely impaired if and to the extent that we are unable to succeed in addressing any of these risks or other problems encountered in connection with an acquisition, many of which cannot be presently identified. These risks and problems could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations.

Claims, litigation, government investigations, and other proceedings may adversely affect our business and results of operations.

We may be subject to actual and threatened claims, litigation, reviews, investigations, and other proceedings, including proceedings relating to products offered by us and by third parties, and other matters. Any of these types of proceedings, may have an adverse effect on us because of legal costs, disruption of our operations, diversion of management resources, negative publicity, and other factors. The outcomes of these matters are inherently unpredictable and subject to significant uncertainties. Determining legal reserves and possible losses from such matters involves judgment and may not reflect the full range of uncertainties and unpredictable outcomes. Until the final resolution of such matters, we may be exposed to losses in excess of the amount recorded, and such amounts could be material. Should any of our estimates and assumptions change or prove to have been incorrect, it could have a material effect on our business, consolidated financial position, results of operations, or cash flows. In addition, it is possible that a resolution of one or more such proceedings, including as a result of a settlement, could require us to make substantial future payments, prevent us from offering certain products or services, require us to change our business practices in a manner materially adverse to our business, requiring development of non-infringing or otherwise altered products or technologies, damaging our reputation, or otherwise having a material effect on our operations.

We may incur indebtedness in the future which could reduce our financial flexibility, increase interest expense and adversely impact our operations and our costs.

We may incur significant amounts of indebtedness in the future. Our level of indebtedness could affect our operations in several ways, including the following:

●	a significant portion of our cash flows is required to be used to service our indebtedness;

●	a high level of debt increases our vulnerability to general adverse economic and industry conditions;

●	covenants contained in the agreements governing our outstanding indebtedness limit our ability to borrow additional funds and provide additional security interests, dispose of assets, pay dividends and make certain investments;

●	a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and, therefore, may be able to take advantage of opportunities that our indebtedness may prevent us from pursuing; and

●	debt covenants may affect our flexibility in planning for, and reacting to, changes in the economy and in our industry.

A high level of indebtedness increases the risk that we may default on our debt obligations. We may not be able to generate sufficient cash flows to pay the principal or interest on our debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt. If we do not have sufficient funds and are otherwise unable to arrange financing, we may have to sell significant assets or have a portion of our assets foreclosed upon which could have a material adverse effect on our business, financial condition and results of operations.

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Cautionary Statement Regarding Forward-Looking Information

This prospectus contains forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements are not a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this Report. These factors include:

Forward-looking statements include, but are not limited to, statements about:

●	our ability to obtain additional funding, the terms of such funding, and dilution caused thereby;

●	the effect of pandemics on our operations, sales, and the market for our products;

●	our ability to build and maintain our brand;

●	cybersecurity, information systems and fraud risks and problems with our websites;

●	our ability to expand and grow our operations, and successfully market our products;

●	changes in, and our compliance with, rules and regulations affecting our operations, sales, and/or our products;

●	shipping, production or manufacturing delays;

●	our ability to increase sales;

●	regulations we are required to comply with in connection with our operations, manufacturing, labeling and shipping;

●	competition from existing competitors or new competitors or products that may emerge;

●	our dependency on third-parties to prescribe and compound our erectile dysfunction (ED) product;

●	our ability to establish or maintain relations and/or relationships with third-parties;

●	potential safety risks associated with our Mango GROW and Mango ED products, including the use of ingredients, combination of such ingredients and the dosages thereof;

●	the effects of high inflation, increasing interest rates and economic downturns, including potential recessions, as well as macroeconomic, geopolitical, health and industry trends, pandemics, acts of war (including the ongoing Ukraine/Russian conflict and ongoing conflict in and around Israel) and other large-scale crises;

●	our ability to protect intellectual property rights;

●	our ability to adequately support future growth;

●	our ability to attract and retain key personnel to manage our business effectively; and

●	other risk factors included under “Risk Factors” below.

You should read the matters described in “Risk Factors” and the other cautionary statements made in this prospectus, as being applicable to all related forward-looking statements wherever they appear in this prospectus. We cannot assure you that the forward-looking statements in this prospectus will prove to be accurate and therefore prospective investors are encouraged not to place undue reliance on forward-looking statements. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf. Other than as required by law, we undertake no obligation to update or revise these forward-looking statements, even though our situation may change in the future.

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Use of Proceeds

We estimate that the net proceeds to us from the sale of our shares of common stock in this offering will be approximately $[  ] million, based on the public offering price of $[  ] per share, after deducting underwriting discounts and commissions and estimated offering expenses. Our net proceeds will increase by approximately $[  ] million if the underwriters’ over-allotment option to purchase additional shares of common stock is exercised in full.

We currently intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital ($[  ], or approximately [  ]% of the net proceeds), to finance the marketing and operational expenses associated with the planned marketing of our Mango GROW and Mango ED products (($[  ], or approximately [  ]% of the net proceeds), hiring additional personnel to build organizational talent ($[  ], or approximately [  ]% of the net proceeds) and capital expenditures for software development and maintenance ($[  ], or approximately [  ]% of the net proceeds). In addition, we may use a portion of the net proceeds of this offering to finance future acquisitions or invest in complementary businesses, services, technologies or intellectual property rights. However, we do not have any agreements or commitments with respect to any such acquisitions or investments at this time.

We believe the net proceeds of this offering, together with our cash and cash equivalents, will be sufficient to meet our cash, operational and liquidity requirements for at least 12 months.

Pending our use of the net proceeds as described above, we intend to invest the net proceeds in short-term bank deposits or interest-bearing, investment-grade securities.

The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed business conditions could result in the application of the net proceeds of this offering in a manner other than as described above.

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Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to finance the growth and development of our business. We do not expect to pay any cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments, provisions of applicable law and other factors the board deems relevant.

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Capitalization

The following table sets forth our cash and capitalization as of September 30, 2023 on:

●	an actual basis; and

●	an as adjusted basis after giving effect to the sale of [ ] shares of our common stock in this offering at an assumed public offering price of $[ ] per share, and our receipt of the estimated $[ ] million in net proceeds from this offering, after deducting underwriting commissions and estimated offering expenses payable by us.

You should read this capitalization table together with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2023 (In thousands) (unaudited)
	Actual	As Adjusted
Cash	$1,237	$

Stockholders’ equity:
Common stock, $0.0001 par value; 200,000,000 shares authorized; $16,789,500 and 18,039,500 shares issued and outstanding at September 30, 2023, on a pro forma, and adjusted basis, respectively	2
Additional paid-in capital	10,013
Accumulated deficit	(8,660)
Total stockholders’ equity	1,355
Total capitalization	$1,355	$

The number of shares of common stock to be outstanding after this offering in the table above is based on 16,789,500 shares outstanding as of September 30, 2023, and does not give effect to:

●	exercise of outstanding options to purchase 1,250,000 shares of common stock at an exercise price of $1.10 per share;

●	exercise of outstanding warrants to purchase 1,063,000 shares of common stock at weighted average exercise price of $1.00 per share; and

●	future awards under our 2022 Equity Incentive Plan.

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Dilution

Purchasers of our common stock in this offering will experience an immediate dilution of net tangible book value per share from the public offering price. Dilution in net tangible book value per share represents the difference between the amount per share paid by the purchasers of shares of common stock and the net tangible book value per share immediately after this offering.

As of September 30, 2023, our net tangible book value was $1.2 million, or $0.07 per share of common stock. Net tangible book value per share represents our total tangible assets, less our total liabilities, divided by the number of outstanding shares of our common stock.

Dilution in net tangible book value per share of common stock represents the difference between the public offering price per share of our common stock in this offering and the as adjusted net tangible book value per share of our common stock after giving effect to this offering. After giving effect to the sale of shares of common stock in this offering at an assumed offering price of $[  ] per share , which was the closing price of our common stock as reported on Nasdaq on November ___, 2023, and after deducting underwriting commissions and estimated offering expenses payable by us, our as adjusted, net tangible book value would have been $[  ] million, or $[  ] per share. This represents an immediate increase in pro forma net tangible book value of $[  ] per share to our existing shareholders and immediate dilution of $[  ] per share to new investors purchasing shares at the assumed public offering price. The following table illustrates the dilution in net tangible book value per share to new investors as of September 30, 2023:

Public offering price per share			$	__
Net tangible book value per share of common stock as of September 30, 2023		$0.07
Increase in net tangible book value per share of common stock attributable to this offering	$
As adjusted net tangible book per share of common stock as of September 30, 2023, after this offering			$
Dilution per share common stock to investors participating in this offering			$

If the underwriters exercise their option to purchase additional shares of common stock in full, the net tangible book value per share, as adjusted to give effect to this offering, would be $[  ] per share, and the dilution in net tangible book value per share to investors in this offering would be $[  ] per share.

To the extent that outstanding options or warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

The dilution information set forth in the table above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of common stock to be outstanding after this offering in the table above is based on 16,789,500 shares outstanding as of September 30, 2023, and does not give effect to:

●	exercise of outstanding options to purchase 1,250,000 shares of common stock at an exercise price of $1.10 per share;

●	exercise of outstanding warrants to purchase 1,063,000 shares of common stock at weighted average exercise price of $1.00 per share; and

●	future awards under our 2022 Equity Incentive Plan.

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Management’s Discussion and Analysis of
Financial Condition and Results of Operations

The following discussion should be read in conjunction with our financial statements and accompanying notes included elsewhere in this prospectus. The following discussion contains forward-looking statements regarding future events and the future results of the Company that are based on current expectations, estimates, forecasts, and projections about the industry in which the Company operates and the beliefs and assumptions of the management of the Company. Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words, and similar expressions are intended to identify such forward-looking statements. These forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed elsewhere in this prospectus, particularly under “Risk Factors,” and in other reports we file with the SEC. See also “Cautionary Statement Regarding Forward-Looking Statements.” The Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason except as required by law. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus.

The following discussion is based upon our financial statements included elsewhere in this prospectus, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingencies.

Introduction

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is provided in addition to the accompanying financial statements and notes to assist readers in understanding our results of operations, financial condition, and cash flows. MD&A is organized as follows:

●	Key Performance Indicators. Indicators describing our performance for the periods presented.

●	Plan of Operations. A description of our plan of operations for the next 12 months including required funding.

●	Results of Operations. An analysis of our financial results comparing the three and nine months ended September 30, 2023 and 2022 and the year ended December 31, 2022 and the period from October 7, 2021 (inception) through December 31, 2021.

●	Liquidity and Capital Resources. An analysis of changes in our balance sheets and cash flows and discussion of our financial condition.

●	Critical Accounting Policies and Estimates. Accounting estimates that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results and forecasts.

This information should be read in conjunction with the financial statements and related notes included in the audited financial statements beginning under “Index to Financial Statements” in this prospectus.

See also “Glossary of Industry Terms” above for information on certain of the terms used below.

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Plan of Operations

We had working capital of $1.2 million as of September 30, 2023. With our current cash on hand, expected revenues, and based on our current average monthly expenses, we currently anticipate the need for additional funding in order to continue our operations at their current levels and to pay the costs associated with being a public company for the next 12 months. We may also require additional funding in the future to expand or complete acquisitions.

Our plan for the next twelve months is to continue using the same marketing and management strategies and continue providing a quality product with excellent customer service while also seeking to expand our operations organically or through acquisitions as funding and opportunities arise. As our business continues to grow, customer feedback will be integral in making small adjustments to improve products and our overall customer experience.

We are headquartered in Dallas, Texas and intend to grow our business both organically and through identifying acquisition targets over the next 12 months in the technology, health and wellness space, funding permitting. Specifically, we plan to continue to make additional and ongoing technology enhancements to our platform, further develop, market and advertise additional men’s health and wellness related products on our telemedicine platform, and identify strategic acquisitions that complement our vision. As these opportunities arise, we will determine the best method for financing such acquisitions and growth which may include the issuance of debt instruments, common stock, preferred stock, or a combination thereof, all of which may result in significant dilution to existing shareholders.

We expect that the proceeds from this offering plus our current cash will be sufficient to fund our operations and execute our growth strategy (as discussed above) for at least 12 months after the date of this prospectus. After this offering, we may seek additional funding through equity financings, debt financings or other capital sources, including collaborations with other companies or other strategic transactions. We may not be able to obtain financing on acceptable terms or at all. The terms of any financing may adversely affect the holdings or rights of our shareholders. Although we continue to pursue these plans, there is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us to fund continued operations, if at all.

Key Performance Indicators

Key performance indicators that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include average order value (“AOV”); the percentage breakdown between subscribing and non-subscribing customers; and the percentage breakdown between new orders and refills/auto-refills.

Average Order Value (AOV)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Subscribing Customers	$130.27	$0.00	$130.00	$0.00
Non-Subscribing Customers	$105.35	$0.00	$104.65	$0.00

Percentage Breakdown Between Subscribing and Non-Subscribing Customers

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Subscribing Customers	11%	0%	9%	0%
Non-Subscribing Customers	89%	0%	91%	0%
Total	100%	0%	100%	0%

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In addition to continuously working to acquire new customers for our Mango GROW and Mango ED products, our goal is to gradually increase the percentage and number of subscribing customers, compared to one-time non-subscribing customers, which if successful, we expect will drive greater predictability and growth in revenues and cash flow, allowing us to invest even more aggressively in new customer acquisition. Further, our goal is to increase our AOVs, which we also anticipate will grow over time as the Company launches, markets and sells additional men’s health and wellness products through its online telemedicine platform.

Results of Operations

Comparison of the Three and Nine months Ended September 30, 2023 and 2022

Revenues

We began generating revenues in November 2022 and had revenues of $245,160 and $487,119 for the three and nine months ended September 30, 2023, respectively, and we did not generate any revenues for the three and nine months ended September 30, 2022.

Cost of Revenues

We had cost of revenues of $52,193 and $101,538 for the three and nine months ended September 30, 2023, respectively, and related party cost of revenues of $48,378 and $96,663 for the three and nine months ended September 30, 2023, respectively, relating to amounts paid to Epiq Scripts, a related party, 51% owned and controlled by Jacob D. Cohen, our Chairman and Chief Executive Officer, which entity provides us pharmacy and compounding services, resulting in gross profit of $144,589 and $288,918 for the three and nine months ended September 30, 2023, respectively. The related party cost of revenues was associated with the Master Services Agreement entered into with Epiq Scripts and a related statement of work and the remaining cost of revenues was attributed to the amounts paid to our unrelated party doctors network and shipping expenses. We did not have any cost of revenues for the three and nine months ended September 30, 2022, as we did not begin generating revenues until November 2022.

The Company analyzed the following factors when determining the amounts to be paid to Epiq Scripts under the Master Services Agreement and related statement of work: a) the fairness of the terms for the Company (including fairness from a financial point of view); b) the materiality of the transaction; c) bids / terms for a similar transaction from unrelated parties; d) the structure of the transaction; and e) the interests of each related party in the transaction.

Operating Expenses and Net Loss

We had total general and administrative expenses of $1,944,049 and $6,939,761 and imputed interest gain of $0 and $6,473 (which represented imputed interest canceled and reversed on the related party loans repaid as discussed below under “Liquidity and Capital Resources”) for the three and nine months ended September 30, 2023, resulting in a net loss of $1,799,460 and $6,644,370, respectively, compared to general and administrative expenses of $991,825 and $1,319,727 and $3,090 and $4,673 of imputed interest expense (which represented imputed interest on the related party loans discussed below under “Liquidity and Capital Resources”) for the three and nine months ended September 30, 2022. This resulted in a net loss of $994,915 and $1,324,400, respectively.

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The increase in general administration expenses for the three and nine months ended September 30, 2023, compared to the prior period, was due primarily to (a) stock-based compensation totaling $151,592 and $1,367,134 (including a total of $84,750 and $1,171,750 attributed to stock issued for services and $66,842 and $195,384 attributed to stock-based compensation from issuances of options and warrants) and 0 and $490,000 for the three and nine months ended September 30, 2023 and 2022, respectively, which increase was due to us having issued less stock for compensation during the 2022 period; (b) advertising and marketing expenses in the amount of $720,531 and $1,633,528 and $98,797 and $164,085, for the three and nine months ended September 30, 2023 and 2022, respectively, related to us increasing our advertising and marketing costs in the 2023 period as we ramped up our marketing efforts in connection with the expansion of our operations; (c) legal fees of $58,725 and $257,111 and $0 and $156,987, for the three and nine months ended September 30, 2023 and 2022, respectively, mainly related to legal fees in connection with our initial public offering and related matters; (d) placement agent fees of $0 and $400,000, for the three and nine months ended September 30, 2023 and $0 and $120,040 for 2022, respectively, relating to fees paid to our placement agent in connection with our private placement and initial public offering; (e) salaries and benefits of $262,092 and $642,007 and $51,000 and $51,000 for the three and nine months ended September 30, 2023 and 2022, respectively, which increased due to the engagement of new employees as we ramped up our operations in the current period; (f) accounting and auditing fees of $9,200 and $86,800 and $7,644 and $17,644, for the three and nine months ended September 30, 2023 and 2022, respectively, which was in connection with fees paid to our accountants and auditors in connection with the preparation of the financial statements for our initial public offering and quarterly reviews; (g) general consulting related expenses of $156,929 and $376,070 and $75,180 and $75,180, for the three and nine months ended September 30, 2023 and 2022, respectively, related to other various consulting fees paid in connection with our operations in the current period; and (h) software development fees of $70,599 and $361,740 and $31,420 and $41,020 for the three and nine months ended September 30, 2023 and 2022, respectively, related to the front and backend development of our website in the current period. Software development expenses are integral to customers accessing our ordering system and successfully placing an order for our products. We had not yet implemented our online ordering in the first nine months of 2022.

Comparison of the Year Ended December 31, 2022 and the period from October 7, 2021 (inception) through December 31, 2021

Revenues

We launched our website in mid-November 2022. Through December 31, 2022, we sold only a small amount of products and generated only $8,939 in revenues for the year ended December 31, 2022. We did not generate any revenue for the period from October 7, 2021 (inception) through December 31, 2021.

Cost of Revenues

We had cost of revenues of $4,089 for the year ended December 31, 2022 and gross profit of $4,850 for the year ended December 31, 2022. A total of $3,255 of our cost of revenues for the year ended December 31, 2022, was attributed to related party pharmacy services provided by Epiq Scripts in accordance with the costs as outlined and detailed in the Master Services Agreement and a related statement of work and the remaining $834 was attributed to an unrelated party carrier and shipping expenses. We did not have any cost of revenues for the period from October 7, 2021 (inception) through December 31, 2021. The Company analyzed the following factors when determining the amounts to be paid to Epiq Scripts under the Master Services Agreement and related statement of work: a) the fairness of the terms for the Company (including fairness from a financial point of view); b) the materiality of the transaction; c) bids / terms for a similar transaction from unrelated parties; d) the structure of the transaction; and e) the interests of each related party in the transaction.

Operating Expenses and Net Loss

We had total general and administrative expenses of $1,996,432 and imputed interest expense of $6,473 (which represented imputed interest on the related party loans discussed below under “Liquidity and Capital Resources”) for the year ended December 31, 2022, resulting in a net loss of $1,998,055, compared to general and administrative expenses of $17,520 and $181 of imputed interest expense (which represented imputed interest on the related party loans discussed below under “Liquidity and Capital Resources”) for the period of October 7, 2021 (inception) to December 31, 2021.

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The increase in general administration expenses for the year ended December 31, 2022, compared to the prior period, was due primarily to (a) stock-based compensation from issuances of options and warrants, totaling $622,333 (including a total of $540,065 attributed to stock issued for services and $82,268 attributed to stock-based compensation from issuances of options and warrants) and $0 for the years ended December 31, 2022 and 2021, respectively, which increase was due to us having issued no stock compensation during the 2021 period; (b) advertising and marketing expenses in the amount of $352,860 and $17,500, for the years ended December 31, 2022 and 2021, respectively, related to us increasing our advertising and marketing costs in the 2022 period as we ramped up our marketing efforts in connection with the expansion of our operations; (c) legal fees of $231,798 and $0, for the years ended December 31, 2022 and 2021, respectively, mainly related to legal fees in the current period in connection with our initial public offering and related matters; (d) placement agent fees of $160,000 and $0, for the year ended December 31, 2022 and 2021, respectively, relating to fees paid to our placement agent in connection with our 2022 private placement offering (discussed below); (e) salaries and benefits of $163,246 and $0, for the year ended December 31, 2022 and 2021, respectively, which increased due to the engagement of new employees as we ramped up our operations in the current period; (f) accounting and auditing fees of $44,500 and $0 for the year ended December 31, 2022 and 2021, respectively, which increase was in connection with fees paid to our accountants and auditors in connection with the preparation of the financial statements for our initial public offering; (g) general consulting related expenses of $209,657 and $0 for the year ended December 31, 2022 and 2021, respectively, related to due diligence fees paid to our placement agent in connection with our initial public offering and other various consulting fees paid in connection with our operations in the current period; and (h) software development fees of $72,440 and $0 for the year ended December 31, 2022 and 2021, respectively, related to the front and backend development of our website in the current period.

Liquidity and Capital Resources

As of September 30, 2023, we had $1,236,747 of cash on-hand, compared to $682,860 of cash on-hand of December 31, 2022. We also had $84,382 of prepaid expenses, related party, relating to amounts funded to Epiq Scripts, which is 51% owned and controlled by Jacob D. Cohen, our Chairman and Chief Executive Officer, $21,581 of inventory; $102,420 of property and equipment, net, consisting of computers, office and custom product packaging equipment, $16,942 of security deposit, representing the security deposit on our leased office space and $133,433 of right of use asset in connection with our office space lease. Cash increased mainly due to funds raised in the IPO, offset by cash used for general operating expenses.

As of September 30, 2023, the Company had total current liabilities of $159,176, consisting of $89,059 of accounts payable and accrued liabilities, $8,200 of payroll tax liabilities, and $61,917 of right-of-use liability, operating lease, current portion. We also had $81,507 of right-of-use liability, long-term.

As of September 30, 2023, we had $1,595,505 in total assets, $240,684 in total liabilities, working capital of $1.2 million and a total accumulated deficit of $8,660,126.

We have mainly relied on related party loans, as well as funds raised through the sale of securities, mainly through the private placement offering and our IPO discussed below, and revenues generated from sales of our Mango GROW and Mango ED products, to support our operations since inception. We have primarily used our available cash to pay operating expenses. We do not have any material commitments for capital expenditures.

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We have experienced recurring net losses since inception. We believe that we will continue to incur substantial operating expenses in the foreseeable future as we continue to invest to bring our Mango GROW and Mango ED products to market and to attract customers, expand the product offerings and enhance technology and infrastructure. These efforts may prove more expensive than we anticipate, and we may not succeed in generating commercial revenues or net income to offset these expenses. Accordingly, we may not be able to achieve profitability, and we may incur significant losses for the foreseeable future. Our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of December 31, 2022. As of September 30, 2023, our current capital resources, combined with the net proceeds from the offering, are expected to be sufficient for us to fund operations for the next 12 months. We need to raise funding in addition to the funding raised in our IPO, to support our operations in the future. We may also seek to acquire additional businesses or assets in the future, which may require us to raise funding. We currently anticipate such funding being raised through the offering of debt or equity. Such additional financing, if required, may not be available on favorable terms, if at all. If debt financing is available and obtained, our interest expense may increase and we may be subject to the risk of default, depending on the terms of such financing. If equity financing is available and obtained it may result in our shareholders experiencing significant dilution. If such financing is unavailable, we may be forced to curtail our business plan, which may cause the value of our securities to decline in value.

To support our existing operations or any future expansion of business, including the ability to execute our growth strategy, we must have sufficient capital to continue to make investments and fund operations. We have plans to pursue an aggressive growth strategy for the expansion of operations through marketing to attract new customers for our Mango GROW and Mango ED products.

Cash Flows

	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Cash provided by (used in):
Operating activities	$(5,299,634)	$(696,958)
Investing activities	(3,519)	(2,531)
Financing activities	5,857,040	1,550,430
Net increase in cash	$553,887	$850,941

Net cash used in operating activities was $5,299,634 for the nine months ended September 30, 2023, which was mainly due to $6,644,370 of net loss, offset by $1,171,750 of common stock issued for services, $195,384 for options vested for stock-based compensation, offset by an increase in prepaid expense of $72,637.

Net cash used in operating activities was $696,958 for the nine months ended September 30, 2022, which was mainly due to $1,324,400 of net loss offset by $490,000 of common stock issued for services and $169,817 for options vested for stock-based compensation.

Net cash used in investing activities was $3,519 for the nine months ended September 30, 2023, compared to $2,531 for the nine months ended September 30, 2022, which were due to the purchase of equipment.

Net cash provided by financing activities was $5,857,340 for the nine months ended September 30, 2023, which was mainly due to $5,000,000 of funds raised in the IPO and $1,024,500 in proceeds from the exercise of warrants, offset by repayments of notes payable of $78,260 and repayments of related party notes payable of $89,200.

Net cash provided by financing activities was $1,550,430 for the nine months ended September 30, 2022, which was mainly due to $1,500,500 of proceeds from the sale of common stock in our private offering, discussed below.

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	Year ended December 31, 2022	From October 7, 2021 (Inception) to December 31, 2021
Cash provided by (used in):
Operating activities	$(1,346,518)	$(17,520)
Investing activities	(43,102)	—
Financing activities	2,049,930	40,070
Net increase (decrease) in cash	$660,310	$22,550

Net cash used in operating activities was $1,346,518 for the year ended December 31, 2022, which was mainly due to $1,998,055 of net loss, offset by $540,065 of common stock issued for services and $234,088 of stock-based compensation from issuances of options.

Net cash used in operating activities was $17,520 for the period from October 7, 2021 (Inception) through December 31, 2021, which was due to $17,701 of net loss offset by $181 of imputed interest.

Net cash used in investing activities was $43,102 for the year ended December 31, 2022, which was due to the purchase of equipment.

Net cash provided by financing activities was $2,049,930 for the year ended December 31, 2022, which was mainly due to $2,000,000 of sales of common stock and warrants to purchase common stock, representing amounts raised in the 2022 private offering, discussed below and $75,000 of notes payable from related parties, offset by $25,070 of repayment of related party notes payable.

Net cash provided by financing activities was $40,070 for the period from October 7, 2021 (Inception) through December 31, 2021, which was due to $39,270 of notes payable from related parties and $800 of proceeds from the sale of stock.

Related Party Loans and Advances

On December 10, 2021, the Company received an advance of $70 from ZipDoctor, Inc., a wholly-owned subsidiary of its then sole shareholder, American International, which was used to open and establish the Company’s bank account. The advance bears no interest and is due on demand upon the Company’s ability to repay the advance from either future revenues or investment proceeds. The amount owed to ZipDoctor was $70 as of December 31, 2021. Imputed interest equal to 8% per annum, or $0, was recorded against the related party advance as of December 31, 2021. The amount was paid in full on May 24, 2022 and the amount owed to ZipDoctor was $0 as of December 31, 2022.

On December 10, 2021 and March 18, 2022, the Company received advances of $39,200 and $50,000, respectively, for a total of $89,200 from its previous majority shareholder, American International, in order to cover various general and administrative expenses. The amount owed to American International was $39,200 as of December 31, 2021. Imputed interest equal to 8% per annum, or $181, was recorded against the related party advance as of December 31, 2021. Other than the imputed interest discussed above, the advances bear no interest and are due on demand upon the Company’s ability to repay the advances from either future revenues or investment proceeds. Pursuant to the terms of the June 16, 2022, SPA discussed below, on June 16, 2022, Cohen Enterprises also acquired the right to be repaid the $89,200 advanced from American International to the Company.

On June 16, 2022, American International entered into and closed the transactions contemplated by a Stock Purchase Agreement (the “SPA”), with Cohen Enterprises, Inc. (“Cohen Enterprises”), which entity is owned by Jacob D. Cohen, the Chairman and Chief Executive Officer of the Company, who is also the majority shareholder of the Company. Pursuant to the SPA, American International sold 8,000,000 shares of the outstanding common stock of the Company which represented 80% of the then outstanding shares of common stock of the Company, to Cohen Enterprises in consideration for $90,000, which was approximately the same amount that had been advanced to the Company from American International through the date of the SPA ($89,200). Cohen Enterprises also acquired the right to be repaid the $89,200 advanced from American International to the Company, from the Company, pursuant to the terms of the SPA. As a result of the closing of the SPA, Cohen Enterprises increased its ownership of the Company to 90% (with the remaining 10% of the Company then being owned by Mr. Arango, as discussed above), and American International completely divested its interest in the Company.

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On June 29, 2022, the Company received an advance of $25,000 from Cohen Enterprises, which is owned by Mr. Cohen, the Chairman and Chief Executive Officer of the Company, who is also the majority shareholder of the Company, in order to cover various general and administrative expenses. The Company repaid Cohen Enterprises $25,000 on August 18, 2022 and the remaining $89,200 on April 4, 2023, bringing the total amount owed to Cohen Enterprises to $0 as of September 30, 2023. The Company further recorded a credit of $6,473 towards imputed interest (previously calculated at a rate of 8% per annum) against the related party advances for the nine months ended September 30, 2023.

On November 18, 2022, the Company entered into a Secured Installment Promissory Note with a vendor for the purchase of equipment in the amount of $78,260 (the “Note Payable”). The note bears no interest unless an event of default occurs, and then it bears interest at the rate of 10% per annum until paid in full. The Note Payable was payable in installments, requiring payments of $5,000 on each of January 1, 2023, February 1, 2023, and March 1, 2023, with a $31,630 payment due on April 1, 2023 and a final payment due on May 1, 2023. The January 1 and March 1, 2023 payments were timely made and on March 23, 2023, the Company elected to pay off the remaining balance of $63,260. The outstanding balance on December 31, 2022 was $78,260 and as of September 30, 2023, was $0.

2022 Private Placement

In August 2022, the Company initiated a private placement of up to $2 million of units to accredited investors, with each unit consisting of one share of common stock and a warrant to purchase one share of common stock, at a price of $1.00 per unit. The warrants have a five-year term (from each closing date that units were sold) and an exercise price of $1.00 per share. If at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for the resale of the shares of common stock issuable upon exercise the warrants, the holder of the warrants may elect a cashless exercise of the warrants. Boustead Securities, LLC, the representative of the underwriters in our IPO, served as the placement agent in connection with the private placement. In total, we sold an aggregate of 2,000,000 units for $2,000,000 to 23 accredited investors between August 16, 2022 and December 22, 2022, the end date of the offering.

Initial Public Offering

On March 23, 2023, we consummated our IPO of 1,250,000 shares of common stock at a price to the public of $4.00 per share, pursuant to that certain Underwriting Agreement, dated March 20, 2023, between the Company and Boustead Securities, LLC, as representative of several underwriters named in the Underwriting Agreement. The Company received gross proceeds of approximately $5 million, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company upon the sale of the shares. In connection with the IPO, the Company also granted Boustead a 45-day option to purchase up to an additional 187,500 shares of its common stock, which expired unexercised.

At the same time, and as part of the same registration statement, but pursuant to a separate prospectus the Company registered the sale of 4,765,000 shares of common stock, including 2,000,000 shares of common stock issuable upon the exercise of outstanding warrants to purchase shares of common stock with an exercise price of $1.00 per share, of which warrants to purchase 975,500 shares of common stock remain outstanding, and unexercised, as of the date of this prospectus.

As additional consideration in connection with the IPO, we granted Boustead, the representative of the underwriters named in the Underwriting Agreement for the IPO, warrants to purchase 87,500 shares of common stock with an exercise price of $5.00 per share, which are exercisable beginning six months after the effective date of the registration statement filed in connection with the IPO (March 20, 2023) and expire five years after such effectiveness date.

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At the same time, and as part of the same registration statement, but pursuant to a separate prospectus (the “Resale Prospectus”) the Company registered the sale of 4,765,000 shares of common stock, including 2,000,000 shares of common stock issuable upon the exercise of outstanding warrants to purchase shares of common stock with an exercise price of $1.00 per share, of which warrants to purchase 975,500 shares of common stock remain outstanding and unexercised.

As additional consideration in connection with the IPO, upon the closing of the IPO, we granted Boustead, the representative of the underwriters named in the Underwriting Agreement for the IPO, warrants to purchase 87,500 shares of common stock with an exercise price of $5.00 per share, which are exercisable beginning six months after the effective date of the registration statement filed in connection with the IPO (March 20, 2023) and expire five years after such effectiveness date.

Need for Future Funding

As discussed above, our current capital resources, combined with the net proceeds from the offering, are expected to be sufficient for us to fund operations for the next 12 months. We may need funding in addition to the funding raised in our IPO, to support our operations in the future. We may also seek to acquire additional businesses or assets in the future, which may require us to raise funding. We currently anticipate such funding, if required, being raised through the offering of debt or equity. Such additional financing, if required, may not be available on favorable terms, if at all. If debt financing is available and obtained, our interest expense may increase and we may be subject to the risk of default, depending on the terms of such financing. If equity financing is available and obtained it may result in our shareholders experiencing significant dilution. If such financing is unavailable, we may be forced to curtail our business plan, which may cause the value of our securities to decline in value.

Critical Accounting Policies and Estimates

The preparation of the Company’s financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. Note 2 – Summary of Significant Accounting Policies” to the audited financial statements included under “Index to Financial Statements,” below describes the significant accounting policies used in the preparation of the financial statements. Certain of these significant accounting policies and estimates have a higher degree of inherent uncertainty and require significant judgments. Accordingly, actual results could differ from those estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

A critical accounting policy is defined as one that is both material to the presentation of our financial statements and requires management to make difficult, subjective or complex judgments that could have a material effect on our financial condition and results of operations. Specifically, critical accounting estimates have the following attributes: (1) we are required to make assumptions about matters that are highly uncertain at the time of the estimate; and (2) different estimates we could reasonably have used, or changes in the estimate that are reasonably likely to occur, would have a material effect on our financial condition or results of operations.

Estimates and assumptions about future events and their effects cannot be determined with certainty. We base our estimates on historical experience and on various other assumptions believed to be applicable and reasonable under the circumstances. These estimates may change as new events occur, as additional information is obtained and as our operating environment changes. These changes have historically been minor and have been included in the financial statements as soon as they became known. Based on a critical assessment of our accounting policies and the underlying judgments and uncertainties affecting the application of those policies, management believes that our financial statements are fairly stated in accordance with GAAP and present a meaningful presentation of our financial condition and results of operations. We believe the following critical accounting policies reflect our more significant estimates and assumptions used in the preparation of our consolidated financial statements:

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Share-Based Compensation – Stock-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718, which requires recognition in the consolidated financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the shorter of period the employee or director is required to perform the services in exchange for the award or the vesting period. ASC 718 also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award. Pursuant to ASC 505-50, for share-based payments to non-employees, compensation expense is determined at the “measurement date.” The expense is recognized over the service period of the award. Until the measurement date is reached, the total amount of compensation expense remains uncertain. The Company initially records compensation expense based on the fair value of the award at the reporting date. Additionally, we used this same methodology when determining the fair value of our restricted common stock issuances to managers and other related parties.

Estimating the Fair Value of Common Stock – We are required to estimate the fair value of the common stock underlying our stock-based awards and warrants when performing the fair value calculations using the Black-Scholes option pricing model

Our determination of the fair value of stock options with time-based vesting on the date of grant utilizes the Black-Scholes option pricing model, and is impacted by our common stock price as well as other variables including, but not limited to, expected term that options will remain outstanding, expected common stock price volatility over the term of the option awards, risk-free interest rates and expected dividends. Estimating the fair value of equity-settled awards as of the grant date using valuation models, such as the Black-Scholes option pricing model, is affected by assumptions regarding a number of complex variables. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop.

Warrants – In accordance with ASC 480, the Company classifies as equity any contracts that (i) require physical settlement or net-share settlement or (ii) gives the Company a choice of net-cash settlement in its own shares. The Company classifies as liabilities any contracts that (i) require net-cash settlement (including a requirement to net-cash settle the contract if an event occurs and if that event is outside the control of the Company) or (ii) give the counterparty a choice of net-cash settlement or settlement in shares.

The Company accounts for its currently issued warrants in conjunction with the Company’s ordinary shares in permanent equity. These warrants are indexed to the Company’s stock and meet the requirements of equity classification as prescribed under ASC 815-40. Warrants classified as equity are initially measured at fair value, and subsequent changes in fair value are not recognized so long as the warrants continue to be classified as equity. The value of the warrant is based on accepted valuation procedures and practices that rely substantially on the third-party professional’s use of numerous assumptions and its consideration of various factors that are relevant to the operation of the Company.

JOBS Act and Recent Accounting Pronouncements

The JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act.

We have implemented all new accounting pronouncements that are in effect and may impact our financial statements and we do not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on our financial position or results of operations.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) that are adopted by the Company as of the specified effective date. If not discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company’s financial statements upon adoption.

In August 2020, the FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40)” (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in U.S. GAAP. The ASU’s amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2020-06 on its financial statements.

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Business

Overview

We connect consumers to licensed healthcare professionals through our website at www.MangoRX.com, for the provision of care via telehealth on our customer portal. We also provide access for customers to a licensed pharmacy for online fulfillment and distribution of certain medications that may be prescribed as part of telehealth consultations, including our Mango GROW and Mango ED products.

We have identified men’s wellness telemedicine services and products as a growing sector in recent years and especially related to the areas of erectile dysfunction (“ED”) and hair growth products.

Mango ED

We have developed, and are commercially marketing and selling, a new brand of ED product under the brand name “Mango.” This product is produced at a compounding pharmacy and is available to patients on the determination of a prescribing physician that the compounded drug is necessary for the individual patient. This product currently includes the following three ingredients: either Tadalafil (the active ingredient in Cialis) or Sildenafil (the active ingredient in Viagra) and Oxytocin, which are used in FDA approved drugs; and L-Arginine, an amino acid that is available as a dietary supplement. However, the fact that Tadalafil and Oxytocin are used in FDA approved drugs, and L-arginine is available as a dietary supplement, does not mean that these ingredients will prove safe when combined into a single formulation to treat ED. We currently offer two dosage levels of our Mango ED product and anticipate doctors prescribing a dosage based on the needs and medical history of the patient. Our Mango ED product currently includes the following amounts of the three ingredients discussed above: (1) either Sildenafil (50 milligrams (mg)) or Tadalafil (10 (mg)), Oxytocin (100 International units (IU)) and L-Arginine (50mg); and (2) either Sildenafil (100 milligrams (mg)) or Tadalafil (20mg), Oxytocin (100IU) and L-Arginine (50mg). Our Mango ED product has not been, and will not be, approved by the FDA and instead we produce and sell our products, including our Mango ED product, under an exemption provided by Section 503A of the FFDCA Act, as discussed below. Additionally, because our Mango ED product is being specially compounded for the customer by a pharmacist with a physician’s prescription and because the ingredients for our Mango ED product are publicly disclosed, this product formula can be replicated by other companies.

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We are not aware of any clinical studies involving (i) administration of Tadalafil or Sildenafil sublingually at the doses we provide patients, or (ii) compounding of Tadalafil or Sildenafil, Oxytocin, and L-arginine to treat ED, similar to our Mango ED products. We are, however, aware of other companies that are currently selling oral disintegrating tablets for ED, including those using a combination of Tadalafil (the active ingredient in Cialis) and Sildenafil (the active ingredient in Viagra). We believe that the potential safety risks associated with our Mango ED products are comparable to the safety risks associated with oral formulations of Tadalafil and Sildenafil approved by the FDA for the treatment of ED. We do not expect significant safety risks associated with L-arginine, as the FDA has recognized in its regulations that L-arginine may be safely added as a nutrient to foods. Clinical studies of intranasal Oxytocin have also found that Oxytocin is generally safe and well-tolerated. Notwithstanding the above, because our ED product has not been, and will not be, approved by the FDA, our product has not had the benefit of the FDA’s clinical trial protocol which seeks to prevent the possibility of serious patient injury and death. If this were to occur, we could be subject to litigation and governmental action, which could result in costly litigation, significant fines, judgments or penalties.

Launch of Mango Hair Growth Product - ‘GROW’ by MangoRx

We have developed, since November 16, 2022, are marketing, and selling, a new brand of hair growth product under the brand name ‘GROW’ by MangoRx (“Mango GROW”). This product is produced at our related party compounding pharmacy and is available to patients on the determination of a prescribing physician that the compounded drug is necessary for the individual patient. Mango GROW currently includes the following four ingredients – (1) Minoxidil (the active ingredient in Rogaine®) and (2) Finasteride (the active ingredient in Propecia), each of which are used in FDA approved drugs; and (3) Vitamin D3 and (4) Biotin, which are available as dietary supplements. However, the fact that Minoxidil and Finasteride are used in FDA approved drugs, and that Vitamin D3 and Biotin, are available as a dietary supplement, does not mean that these ingredients will prove safe when combined into a single formulation to attempt to treat hair growth. Mango GROW is encapsulated in convenient chewable, mint-flavored RDT’s.

We currently offer one dosage level of our Mango GROW product and anticipate doctors prescribing Mango GROW based on the needs and medical history of the patient. Our Mango Grow product currently includes the following amounts of the four ingredients discussed above: (1) Minoxidil (2.5mg), (2) Finasteride (1mg), (3) Vitamin D3 (2000IU), and (4) Biotin (1mg). Our Mango GROW product has not been, and will not be, approved by the FDA and instead we produce and sell our Mango GROW product and plan to produce and sell future pharmaceutical products, under an exemption provided by Section 503A of the Federal Food, Drug, and Cosmetic Act, as discussed below.

We are not aware of any clinical studies involving the administration of Minoxidil and Finasteride sublingually at the dose we provide patients, or the compounding of Minoxidil, Finasteride, Vitamin D3, and Biotin, to treat hair growth, as is contemplated by our Mango GROW product. We are, however, aware of other companies that are currently selling oral tablets for hair growth, including those using a combination of Minoxidil and Finasteride. Additionally, because our Mango GROW product is being specially compounded for the customer by a pharmacist with a physician’s prescription and because the ingredients for our Mango GROW product are publicly disclosed, this product formula can be replicated by other companies.

Additional Information Regarding Mango ED and Mango GROW

Because our Mango GROW and Mango ED products have not been, and will not be, approved by the FDA, our products have not had the benefit of the FDA’s clinical trial protocol which seeks to prevent the possibility of serious patient injury and death. If this were to occur, we could be subject to litigation and governmental action, which could result in costly litigation, significant fines, judgments or penalties.

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We currently anticipate using approximately $[  ] million of the net proceeds of this offering to finance marketing and general operational expenses associated with the sale of our Mango GROW and Mango ED products. We launched our website in mid-November 2022. To date, we have sold only a small amount of products and generated only minimal revenues.

Mango GROW and Mango ED have been formulated as Rapid Dissolve Tablets (“RDT”) using a sublingual (applied under the tongue) delivery system to bypass the stomach and liver. It is a generally established principle that sublingual drug absorption through the oral mucosa is generally faster than drug absorption through the gastrointestinal tract. This is because sublingual drugs that are absorbed through the oral mucosa directly enter the systemic circulation, bypassing the gastrointestinal tract and first-pass metabolism in the liver (see H. Zhang et al., Oral mucosal drug delivery: clinical pharmacokinetics and therapeutic applications, 41 Clin Pharmacokinet 661, 662 (2002). Though the active ingredients that comprise our Mango ED product are meant to treat ED – an issue that according to a 2018 study published in The Journal of Sexual Medicine has been estimated to affect over one-third of today’s men’s population (with prevalence increasing with age) – we are also aiming to brand ourselves as a lifestyle company marketed to men seeking enhanced sexual vitality, performance, and overall mood and confidence, including in connection with our Mango GROW product.

Our Mango products are sold exclusively online via our website at www.MangoRX.com.

Our Contracted Telehealth Provider

In many states, including Texas where our principal business office is located, the corporate practice of medicine doctrine prohibits corporations from practicing medicine and from employing physicians to provide professional medical services. Many states that recognize this doctrine also prohibit physicians from agreeing to share the fees they receive for professional services with unlicensed entities or individuals, a practice that is commonly known as “fee splitting.” The requirements for compliance with any applicable corporate practice of medicine and fee splitting restrictions vary among the states. In Texas, for example, there is no statute that expressly prohibits fee splitting, but the corporate practice of medicine doctrine has been interpreted to prohibit physicians from ceding control over their fee structures to corporate entities or giving a substantial portion of the fees received to corporate entities.

In order to comply with corporate practice of medicine and fee splitting restrictions, we do not employ or directly contract with individual physicians or physician groups, nor do we control their medical decision-making or charges. Rather, on August 1, 2022, we entered into a Physician Services Agreement (the “Physicians Agreement”) with BrighterMD, LLC doing business as Doctegrity (“Doctegrity”), as discussed in further detail below under, which has agreed to make available to us, healthcare professionals, to allow them to provide clinical services directly to our future customers via telehealth. We have integrated these healthcare professionals to allow for telehealth consultations and related services on our Mangoceuticals platform which has been developed and is complete. This platform is the backbone of our business as it connects consumers with both the medical provider and the pharmacy for fulfillment. It is also the system that we will use to create marketing funnels for outgoing marketing, customer management and support, and analytics for future sales.

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Through our Physician Services Agreement with Doctegrity (as defined below), the healthcare professionals are responsible for the practice of medicine and control of the clinical decision-making.

Our Related Party Pharmacy

As discussed in greater detail below under “—Material Agreements—Master Services Agreement with Epiq Scripts” and “—First Amendment to MSA,” we have entered into an exclusive Master Services Agreement and statement of work with Epiq Scripts, LLC (“Epiq Scripts”), for its specialty compounding and packaging capabilities, fulfillment, and distribution of certain prescription products available through our platform. These prescription products include our Mango GROW and Mango ED products. Epiq Scripts is a related party because it was 51%-owned by American International at the time of our entry into the Master Services Agreement and is currently 51% owned by Mr. Cohen, our Chairman and Chief Executive Officer. Mr. Cohen, our Chairman and Chief Executive Officer, also served as the Chief Executive Officer and a director of, and had voting control over, American International at the time of the entry into the Master Services Agreement. As discussed under “Company Information and Formation,” our company was wholly-owned by American International until April 16, 2022, when control of our company was sold to Cohen Enterprises, which is owned by Mr. Cohen. Epiq Scripts is a relatively newly formed entity, having been formed in January 2022, and only began compounding drugs for patients in November 2022. On February 15, 2023, the 51% of Epiq Scripts then owned by American International was transferred to Mr. Cohen as part of an exchange transaction, whereby Mr. Cohen agreed to cancel his preferred stock of American International, which provided him voting control over American International, in exchange for among other assets, American International’s ownership of Epiq Scripts. As a result, Epiq Scripts is currently 51% owned by Mr. Cohen, our Chairman and Chief Executive Officer. Additionally, Mr. Cohen has served as the co-Manager of Epiq Scripts since January 2022.

Epiq Scripts is currently fully licensed with the Texas State Board of Pharmacy (“TSBP”) and further has State Board of Pharmacy (or its equivalent) licenses from the District of Columbia and 46 other states: Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Dakota, Tennessee, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming, with the intent of obtaining the remaining 3 state licenses by the end of 2023. Epiq Scripts has obtained its National Provider Identifier (“NPI”) number and is now a member of the National Council for Prescription Drug Programs (“NCPDP”), a standards development organization. Additionally, Epiq Scripts has applied for the highest level of accreditation with the Utilization Review Accreditation Commission (“URAC”), a Washington DC-based healthcare accrediting organization that establishes quality standards for the entire healthcare industry. Until Epiq Scripts receives licenses in the other three states, we are limited to selling our Mango GROW and Mango ED products in only the states in which Epiq Scripts holds licenses. Although Epiq Scripts is physically located in Texas, it can ship products to customers in each state in which it holds licenses.

As a result of the above, Epiq Scripts can currently only provide services to the Company in the District of Columbia and those 47 states described above and the Company will be unable to sell its products to any customers in any states other than those listed above, until Epiq Scripts is able to obtain licenses in other states and will thereafter be limited to selling products to customers only in the states in which Epiq Scripts holds licenses.

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Our Customer Portal

Our customer platform connects consumers to licensed healthcare professionals through our website at www.MangoRX.com, for the provision of care via telehealth and also provides access for customers to a licensed pharmacy for online fulfillment and distribution of certain medications that may be prescribed as part of telehealth consultations. Additional features to this backend technology solution allow for the creation and management of customer accounts whereby customers have the ability to login, view and make changes to their respective accounts. These changes include, but are not limited to, reviewing order history, tracking order shipments, requesting and ordering product refills and making other profile changes such as shipping address and payment changes. Our portal is not unique to the industry and is not anticipated to be difficult or costly to replicate or replace.

The backend technology solution also houses and manages all customer data allowing the Company with additional key functionality, including but not limited to, providing customer service and support and data analytics for various marketing initiatives and reporting functions.

We do not anticipate selling any third-party products via our portal.

Our Growth Strategy

Utilize a variety of marketing channels using data analytics to attract customers

We currently market and advertise our Mango GROW and Mango ED products on a variety of advertising mediums including, but not limited to, social media, online search websites, podcasts, television, radio, out-of-home, and other media channels, in compliance with applicable FDA rules and requirements. However, due to such rules and requirements, we are extremely limited in the content of the claims and promotional statements that we are able to make regarding our products under applicable FDA regulations. We believe advertising in a diversified set of media channels is important to prevent overreliance on any single channel and to maximize the exposure of our brand to our desired customers. We also intend to reach customers through our own social media accounts, press coverage and public relations, internally developed educational and lifestyle content, and through engagement of social media influencers, hired and paid celebrities and talent, and physical brand advertising campaigns, in each case funding permitting, and in each case subject to applicable rules and regulations, which are expected to significantly limit the content of such marketing materials. We believe that this overall strategy will drive significant customer traffic to our platform, including direct type-in traffic and organic online search traffic.

We also intend to utilize a marketing strategy focused on analytics and data. We are designing our internal systems to measure consumer behavior, including which types of consumers generate more revenue in their first purchase, generate more revenue over time, generate more gross profit from their purchases, and which types of consumers are most valuable over their lifetime. We also plan on measuring the effectiveness of our marketing budgets and the rate of return we generate from our marketing campaigns. We have retained and plan on using an outside marketing and advertising firm to assist management in identifying marketing and advertising campaigns, media purchases and mediums, and seeking to drive a sufficient rate of return from our marketing and advertising budgets.

Invest in our telemedicine platform to enable sales throughout the United States

We utilize both a synchronous and asynchronous approach through our telemedicine platform, connecting customers through our platform and contracted physicians and pharmacy. An asynchronous visit allows a physician to verify the patient’s identity, demographics and collect the medical history online without needing to physically see or speak to the patient. A synchronous visit requires the doctor to either speak directly to the patient and/or see the patient either via video conference or in person. As discussed above, we initially are focusing our sales in the District of Columbia and 47 states where our related party pharmacy is licensed, with the goal of eventually undertaking sales across all 50 states, pending licensing approvals of our related party pharmacy.

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Provide subscription plans for recurring revenue and introduction of new products

We provide our customers with an option to purchase our Mango GROW and Mango ED products on a subscription basis. Subscription plans provide an easy and convenient way for customers to get ongoing treatment while simultaneously providing the Company with predictability through a recurring revenue stream.

For subscription plans, customers are able to select a desired timeframe in which to receive products, which range from once every month to once every six months. The customer will then be billed on a recurring basis based on the selected timeframe and specified quantity of product, which is shipped after each billing from our contracted pharmacy (Epiq Scripts). Customers are able to cancel subscriptions in between billing periods to stop receiving additional products and reactivate subscriptions. Our integrated technology platform serves customers from customer discovery, through the purchase of products on our website, to connecting customers with medical providers for telehealth consultations (through our contracted physician network), to the fulfillment and delivery of orders (through our contracted pharmacy), and finally through ongoing management by medical providers (also through our contracted physician network). We believe our platform provides us cost advantages and efficiencies to offer customers affordable prices and generate increased revenues over time.

In addition to our Mango GROW and Mango ED products, we intend to launch new products over time and offer additional subscription-based offerings which we hope will result in growth in revenue through recurring revenue streams.

Market Overview

The Market for ED Products

According to a January 2022 report published by Verified Market Research, the Global Erectile Dysfunction Drugs Market size was valued at $3.63 billion in 2020, mainly due to the increase in patient awareness and the early adoption of sedentary lifestyle. Verified Market Research also projects that the total Global Dysfunction Drugs Market size will contract to $2.95 billion in 2028. The expected reason for this contraction is poor patient compliance with erectile dysfunction drugs and the future availability of cost-effective imitation medicines, as well as side effects of ED drugs. We do not anticipate our Mango ED drug suffering from these limitations, as we believe our product is easy to use and that we have priced our product competitively. Separately, Grand View Research, in a July 2022 report, projects that the U.S. market (where we are initially marketing our ED product) for erectile dysfunction drugs estimated at approximately $1.1 billion as of 2021, will increase at a 7.4% compound annual growth rate though 2030.

It is also estimated that nearly 3-in-5 men in the US have suffered from erectile dysfunction, according to a survey reported in February 2022, by LetsGetChecked, a leading at-home health screening and insights company (based on research carried out by Opinium Research among 2,006 men in the USA, 1,178 of whom had previously experienced erectile dysfunction, from February 7-10, 2020). According to that study, age isn’t that big a factor either, with 56% of men 18 to 34 years old being affected, compared to 63% of those over the age of 55. The study also determined that most men blame psychological factors for ED – with 41% blaming stress, 34% blaming having “too much on their mind,” and 31% believing it is performance anxiety.

The Market for Mango GROW

According to the website of the American Hair Loss Association, (a) two-thirds of American men will experience some degree of hair loss by the age of 35, (b) by age 50, around 85 percent of men have significantly thinning hair; and (c) for around 25% of men, the start of male pattern baldness can begin before the age of 21. Additionally, and contrary to societal belief, we believe that most men who suffer from male pattern baldness are unhappy with their situation and would take steps to change that. In our experience, hair loss affects every aspect of the hair loss sufferer’s life including interpersonal relationships as well as the professional lives of those suffering.

According to a May 2022 market study entitled, “Hair Loss Prevention Products Market Forecast to 2028 – COVID-19 Impact and Global Analysis – by Product Type (Shampoos and Conditioners, Oils, Serums, and Others), Category (Natural & Organic, and Conventional), End User (Men, Women, and Unisex), and Distribution Channel (Supermarkets and Hypermarkets, Convenience Stores, Online Retail, and Others)”, by The Insight Partners, the hair loss prevention products market size was valued at $23.6 billion in 2021 and is projected to reach $31.5 billion by 2028, growing at a projected compound annual growth rate of 4.2% from 2021 to 2028.

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Mordor Intelligence LLP believes that the major factors driving the hair loss prevention market are changing lifestyle patterns, adoption of a hectic schedule that increases stress levels, which in turn results in frequent hair loss at an earlier stage among the young population, growing disposable income, and increased emphasis on appearances.

Competition and Competitive Advantages

We mainly compete with other companies offering men’s wellness products, including Hims & Hers Health, Inc. and Roman, and with our Mango ED products, we compete against much larger pharmaceutical companies who offer ED branded drugs like Viagra (Pfizer) and Cialis (marketed by Lilly ICOS LLC, a joint venture between Eli Lilly and Company and ICOS Corporation) and their generic forms. With our Mango GROW product, we compete against the much larger pharmaceutical company Merck & Co., which offers the branded hair loss product Propecia, and Johnson & Johnson, the owner of Rogaine® – a branded form of Minoxidil. These companies have much greater resources than we do and well-known brand names.

Our future men’s wellness products will also likely need to compete against other traditional healthcare providers, pharmacies, and large retailers that sell non-prescription products.

Furthermore, we compete with other companies, which have greater resources and a greater advertising budget, and which are also selling ED related products with either or both Tadalafil and Sildenafil (or similar products), in an oral disintegrating tablet and who are selling compounded Minoxidil and Finasteride in both topical form (e.g., gels, foams, liquid solutions) and in oral capsule, tablet or pill form. For example, we are aware of other companies that are currently selling oral disintegrating tablets for ED, including those using a combination of Tadalafil and Sildenafil (the active ingredient in Viagra). However, we are not aware of any companies that are selling a compound consisting of Minoxidil and Finasteride in an oral disintegrating tablet form.

We compete against these competitors based on our branding, advertising, unique compounding, and product delivery system (i.e., our Mango GROW and Mango ED products have been designed to be taken sublingually, rather than in pill form).

Relative to other online direct to consumer telemedicine companies that are selling both generic ED medication and generic hair loss medications, we believe we have priced both our Mango ED products and Mango GROW product at a premium, due to the cost of compounding the product and the use of multiple ingredients. We are currently aware of a handful of other direct to consumer companies that are also selling compounded hair loss and ED medications and who are selling their products at a higher price than Mango’s current price. When comparing the current market for various pharmaceutical related hair loss and ED products, we have attempted to position our pricing to be slightly above average as we anticipate marketing our Mango GROW and Mango ED products to a demographic that we expect will pay a premium for what we believe to be a premium product relative to the competition for the treatment of hair loss and erectile dysfunction.

Regulatory Environment

We currently produce and sell our Mango GROW and Mango ED products, and plan to produce and sell future pharmaceutical products, under an exemption provided by Section 503A of the Federal Food, Drug, and Cosmetic Act (“FFDCA Act”). Section 503A describes the conditions under which compounded human drug products are exempt from the FFDCA Act sections on FDA approval, prior to marketing, current good manufacturing practice (“cGMP”) requirements and labeling with adequate directions for use. One of these conditions is that the drugs must be compounded based on the receipt of valid patient-specific prescriptions; another condition limits “copying” of FDA-approved products, which restricts compounding drugs that have the same active ingredients and route of administration as ingredients that are used in other FDA approved drugs which are commercially available. The FDA also prohibits any marketing or promotional statements that are “false or misleading in any particular,” including making any unsupported superiority claims against other products or the failure to disclose a material fact.

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Notwithstanding the above, under relevant FDA guidance, the FDA generally does not consider a compounded drug to be “essentially a copy” of a commercially available drug if the compounded drug has a different route of administration as compared with the approved alternative, and our Mango GROW and Mango ED products are for a different route of administration (e.g., sublingual). In addition, the FDA does not consider a compounded drug to be “essentially a copy” of a commercially available drug if the approved product cannot be used for the prescribed route of administration, which is available in the compounded version (which we believe it cannot, as discussed below). Finally, we do not expect that we will be deemed to have engaged in such “copying”, because our Mango GROW and Mango ED products are based on a prescriber’s determination for each patient that the change associated with the compounded product (our Mango GROW and Mango ED products) produces for the patient a significant difference as compared with the commercially available drug product. Under relevant FDA guidance, the FDA does not consider a compounded drug “essentially a copy” if a prescriber determines that there is a change, made for an identified individual patient, which produces for that patient a significant difference from the commercially available product.

Under Section 503A of the FFDCA Act, it is the prescribing practitioner who determines if a compounded drug is necessary for the identified patient and whether the change associated with the compounded product produces for the patient a significant difference as compared with the commercially available drug product. FDA’s guidance states that FDA generally does not intend to question prescriber determinations that are appropriately documented. Our Mango GROW and Mango ED compounded products have been formulated as a Rapid Dissolve Tablet using a sublingual (applied under the tongue) delivery system to bypass the stomach and liver. We believe this offers a significant difference based on the fact that the approved versions are not available in the same route of administration (i.e., sublingual). A sublingual formulation may be able to meet the clinical needs of a particular patient who desires a more rapid onset of action compared to an FDA-approved oral formulation. In addition, because the prevalence of ED generally increases with age, older patients who may have difficulty swallowing an FDA-approved oral formulation may benefit from a sublingual formulation that dissolves under the tongue.

Compounded drugs, like our Mango GROW and Mango ED products, are not FDA-approved. This means that the FDA does not verify the safety or effectiveness of such drugs. Instead, consumers rely on the determination of a prescribing physician that the compounded drug is necessary for the individual patient. Compounded drugs also lack an FDA finding of manufacturing quality before such drugs are marketed.

The FDA has the authority to impose significant restrictions on products through regulations on advertising, promotional and distribution activities. In particular, the FDA will object to any promotional activity (including through testimonials and surrogates) that is “false or misleading in any particular,” including the failure to disclose material facts. For example, the FDA will expect adequate substantiation for an efficacy claim, which would require substantial evidence derived from adequate and well-controlled clinical trials. We believe we can conduct truthful and non-misleading promotional activities, including activities involving the use of testimonials and surrogates, with limited claims that do not require substantial evidence derived from adequate and well-controlled clinical trials and which do not include efficacy claims.

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We are also aware of data in the scientific literature supporting how the proposed combination of the compounds which make up our Mango ED products (i.e., Tadalafil or Sildenafil, Oxytocin, and L-arginine) might be expected to perform in ED patients. Previous clinical studies (none of which we have paid for or undertaken ourselves) have suggested that either Sildenafil Tadalafil and L-arginine in combination for treatment of ED may be more effective than either compound alone (see L. Gallo et al., The Daily Therapy With L-Arginine 2,500 mg and Tadalafil 5 mg in Combination and in Monotherapy for the Treatment of Erectile Dysfunction: A Prospective, Randomized Multicentre Study, 8 Sex Med 178, 184 (June 2020) – finding that in general, combination therapy with Tadalafil and L-Arginine was superior to monotherapies for the treatment of ED; and M. Abu El-Hamd & E. Mohammed Hegazy, Comparison of the clinical efficacy of daily use of L-arginine, tadalafil and combined L-arginine with tadalafil in the treatment of elderly patients with erectile dysfunction, 52 Andrologia e13640, 3 (Aug. 2020) (“Hamd and Hegazy”) – finding that the combined daily use of L-arginine with Tadalafil therapy for elderly male patients with ED could significantly increase Sexual Health Inventory for Men (SHIM) scores and levels of total testosterone in comparison to L-arginine, or Tadalafil alone)—This is because L-arginine may increase nitric oxide, that in turn may increase cyclic guanosine monophosphate, which has relaxation and vasodilation (dilatation of blood vessels) effects on smooth muscle to assist in the treatment of ED (see Hamd and Hegazy paper). Furthermore, Oxytocin is a neurotransmitter linked to increased levels of social interaction, well-being, and anti-stress effects and clinical studies suggest administration of Oxytocin may stimulate certain aspects of social interaction, and may cause anti-anxiety and anti-stress effects (see Hamd and Hegazy paper).

Furthermore, we are aware of data in the scientific literature supporting the efficacy of Minoxidil as an oral treatment (as discussed below), as opposed to topical treatments that have been more traditionally used and marketed for hair growth to date. Topical Minoxidil and oral Finasteride are current the standard first-line treatments for androgenetic alopecia (AGA)(male pattern baldness). Minoxidil in an oral formulation has been previously used for the treatment of severe and uncontrolled hypertension at a dose of 10–40 mg. Unintentionally, the early trials of oral minoxidil as an antihypertensive drug documented side effects such as hypertrichosis (excessive hair growth anywhere on the body) and hirsutism (excess hair most often noticeable around the mouth and chin) with chronic use. A study conducted by Ratchathorn Panchaprateep & Suparuj Lueangarun, and published in the September 24, 2020 edition of Dermatology and Therapy, found that oral minoxidil at a dose of 5 mg taken once daily, significantly increased hair growth in men with AGA after 12 and 24 weeks of treatment (Panchaprateep, R., Lueangarun, S. Efficacy and Safety of Oral Minoxidil 5 mg Once Daily in the Treatment of Male Patients with Androgenetic Alopecia: An Open-Label and Global Photographic Assessment. Dermatol Ther (Heidelb) 10, 1345–1357 (2020)).

Separately, Finasteride taken orally in the amount of 1 mg per day has shown to promote scalp hair growth and prevent further hair loss in a significant proportion of men with male pattern hair loss (McClellan, K.J., Markham, A. Finasteride. Drugs 57, 111–126 (1999).

Neither we, nor our representatives have had any conversations with the FDA staff regarding whether our Mango GROW and Mango ED products can be sold pursuant to Section 503A of the FFDCA Act and future conversations with the FDA may result in the FDA staff raising issues with such sales pursuant to Section 503A of the FFDCA, requiring certain pre-requisites or changes to our current business plan, which may be costly or time consuming, and/or may result in us being prohibited from selling our Mango GROW and Mango ED products pursuant to Section 503A of the FFDCA Act.

Government Regulation

We, as are many other companies, are also subject to environmental laws, rules and regulations which could affect our operations, including those disclosed below.

Physicians who provide professional clinical services via telehealth must, in most instances, hold a valid license to provide the applicable professional services in the state in which the patient is located. As such, the physicians provided to us through our relationship with BrighterMD, LLC dba Doctegrity, discussed below under “Business—Material Agreements—Master Services Agreement with Epiq Scripts” and “—First Amendment to MSA,” are required to be licensed under applicable state law.

To qualify for the exemptions under section 503A of the FFDCA Act, among other requirements, a drug must be compounded by a licensed pharmacist or a licensed physician that does not compound regularly or in inordinate amounts any drug products that are essentially copies of a commercially available drug product. As discussed below under “Business—Material Agreements—Master Services Agreement with Epiq Scripts” and “—First Amendment to MSA,” we have entered into an agreement with Epiq Scripts, a related party, 51% owned and controlled by Jacob D. Cohen, our Chairman and Chief Executive Officer, to provide us compounding and other pharmacy services.

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Our operations are subject to extensive government regulation, from the entry into agreements with physicians or groups of physicians to provide telehealth services to our potential customers, to the marketing and promotion of our products, the creation of our products, and the sale of our products through licensed pharmacists.

Some of the rules and regulations we expect to be subject to include:

Federal Anti-Kickback Statute

The Federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b) is broadly worded and prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (i) the referral of a person covered by Medicare, Medicaid or other governmental programs, (ii) the furnishing or arranging for the furnishing of items or services reimbursable under Medicare, Medicaid or other governmental programs or (iii) the purchasing, leasing or ordering or arranging or recommending purchasing, leasing or ordering of any item or service reimbursable under Medicare, Medicaid or other governmental programs. In addition, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation. Moreover, the government may assert that a claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, we do not expect to apply to our operations as we do not plan to seek payment for our services from the federal government. Violations of the Anti-Kickback Statute can result in exclusion from Medicare, Medicaid or other governmental programs as well as civil and criminal penalties and fines. Imposition of any of these remedies could have a material adverse effect on our business, financial condition and results of operations.

We do not anticipate our current operations being subject to the Anti-Kickback Statute as we do not seek reimbursement under a federal health care program.

U.S. Food and Drug Administration (“FDA”) Regulation

The FDA regulates product promotion and noncompliance and this could result in the FDA requesting that we modify our product promotion or subject us to regulatory and/or legal enforcement actions, including the issuance of a warning letter, injunction, seizure, civil fine, and criminal penalties. Other federal, state or foreign enforcement authorities also monitor product promotion and have the authority to levy significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement, if violations of applicable law or regulations occur. We also believe that the FDA will likely consider our compounded combination product to be different from previously FDA-approved products, and that the FDA will not likely allow us to rely on any FDA-approved labeling or prescribing information.

Risk of Litigation

Additionally, federal and state statutes provide for private causes of action to plaintiffs alleging misleading marketing claims, or otherwise making allegations which are found to be in violation of such laws. As such, misleading promotional statements and practices can lead to litigation under state consumer protection and unfair trade practices laws. To date, there has been a substantial amount of litigation under these laws challenging the marketing and sale of compound drugs and we may face legal actions, and be subject to significant penalties, judgments and damages, if we are found to have violated these laws.

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Health Information Privacy and Security Laws

Numerous U.S. state and federal laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability, integrity, and other processing of health information. We believe that, because of our operating processes, we are not a covered entity or a business associate under the Health Insurance Portability and Accountability Act and the implementing regulations (“HIPAA”), which establishes a set of national privacy and security standards for the protection of protected health information by health plans, healthcare clearinghouses, and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services. Because we need to use and disclose customers’ health and personal information in order to provide our services, we develop and maintain policies and procedures to protect that information in the future.

In addition to HIPAA, numerous other federal, state, and foreign laws and regulations protect the confidentiality, privacy, availability, integrity and security of health information and other types of personal information. These laws and regulations are often uncertain, contradictory, and subject to changing or differing interpretations. Additionally, these laws may be similar to or even more protective than, and may not be preempted by, HIPAA and other federal privacy laws. The privacy and data protection laws in many states in which we operate are more restrictive than HIPAA and/or may apply more broadly than HIPAA. In certain cases, it may be necessary to modify our operations and procedures to comply with these more stringent state laws. Not only may some of these state laws impose fines and penalties upon violators, but also some, unlike HIPAA, may afford private rights of action to individuals who believe their personal information has been misused. We expect new laws, rules and regulations regarding privacy, data protection, and information security to be proposed and enacted in the future; as state laws are changing rapidly.

For example, as of the date of this prospectus, eleven states—California, Colorado, Connecticut, Iowa, Indiana, Tennessee, Montana, Texas, Utah, Virginia and Oregon—have enacted consumer data privacy laws. The data privacy laws have a number of things in common with each other, including allowing residents of those states the right to access and delete their personal information and to opt-out of the sale of their personal information, among others. Other provisions require commercial websites or online services to post a privacy policy that describes the types of personal information collected, what information is shared with third parties, and how consumers can request changes to certain information. Our compliance with these and future rules may increase our operating and expenses and our failure to comply with these rules could subject us to fines, penalties and litigation.

In addition to the above, proposed or new legislation and regulations could also significantly affect our business. There currently are a number of proposals pending before federal, state, and foreign legislative and regulatory bodies.

Product Liability

As a distributor of men’s health and wellness products, the Company faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its future products are alleged to have caused significant loss or injury. In addition, the sale of our products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of our products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that our future products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect our reputation with our clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition of the Company.

For example, a 2014 study published in The Journal of the American Medical Association determined that Sildenafil (the active ingredient in Viagra) may be associated with a higher risk of developing melanoma. The study evaluated data from more than 25,000 men who used Sildenafil and found that Sildenafil use was significantly associated with an increased risk of subsequent melanoma, after considering other risk factors. It is possible that the ingredients we use in our Mango GROW and Mango ED products or any other products we sell in the future could be found in the future to result in increases in the likelihood of developing cancer or other diseases, which could subject us to litigation, penalties or recalls.

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Insurance

We have an insurance policy in effect that includes customary coverage and protection for professional liability, general liability, employee benefits and protection against claims including technology products, services and against cyber security. Our insurance policy also covers exposure to product liability claims, including both technology product claims related to customer data breaches, copyright infringement and/or misrepresentation and fraud and any claims made in connection with any physical products and services sold through the Company’s website.

Material Agreements

Physician Services Agreement with Doctegrity

Pursuant to the Physicians Agreement, Doctegrity, which provides online telemedicine technology services and provides access to independently contracted licensed physicians and providers, agreed to (a) arrange for the services of a physician or, where appropriate, a mid-level practitioner with delegated authority from a physician, licensed in the appropriate state the practice of medicine will take place, who will establish a physician/patient relationship with patients associated with the Company’s platform in accordance with the laws and regulations of the appropriate state(s) and also provide physician review and assessment and quality control of the Company’s or related brands’ advertising of services, medical questionnaires and related prescription requests; and (b) provide an asynchronous telehealth platform (and in certain cases, synchronous capabilities in certain U.S. states where and when available and applicable) which provides patient access to licensed physicians in the state from which the patient, who is participating under our platform, resides.

We chose to contract with Doctegrity after reviewing and comparing the fees and services offered by similar telehealth platform companies that facilitate visits between health care professionals and patients.

After a patient visits our website and submits a request for a consultation with a health care professional, Doctegrity will communicate the patient’s information to one of its affiliated physicians. Doctegrity and the physicians are responsible for conducting the telehealth consultation and any ongoing communication with the patient in accordance with applicable laws. The physicians make a determination, in their sole discretion, as to whether or not to prescribe our products (currently our Mango GROW and Mango ED products) to potential customers. If the physicians prescribe our Mango GROW or Mango ED products, then the customers pay us for our products. In turn, Epiq Scripts, LLC, pursuant to the Master Services Agreement discussed below, is provided information on the customer and compounding of our product, compound the product, and ship the product to customers using packaging and shipping materials which we supply.

We pay Doctegrity for each physician visit conducted in response to request made by a patient on our website, regardless of whether the physician prescribes our product to the patient. The fee we pay Doctegrity is fixed, set in advance and was negotiated at arms’ length after comparing the prices offered by similar services. We are not a party to any contracts between Doctegrity and any health professionals or physician groups and do not control how Doctegrity reimburses these providers.

Although our arrangement with Doctegrity, as summarized above, is structured to comply with applicable laws, including those restricting the corporate practice of medicine and fee splitting, there may be a risk that a state agency, now or in the future as these laws (and interpretations of them) evolve, would conclude that the arrangement and fee structure between Doctegrity and its contracted physicians and/or our agreement with Doctegrity violates the corporate practice of medicine doctrine and fee splitting restrictions in Texas or in another state where a patient who uses our Mangoceuticals platform is located.

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The Physicians Agreement has a term of one year subject to automatic one-year renewals unless and until terminated in accordance with the Physicians Agreement, including by either party with 90 days’ prior written notice with or without cause and for cause with ten days’ written notice.

The Physicians Agreement requires us and Doctegrity to maintain certain minimum levels of insurance, and contains customary representations and warranties, force majeure provisions and confidentiality obligations. Pursuant to the Physicians Agreement, each party is required to indemnify and hold harmless the other party, its affiliates and representatives, from and against any third party claims, liabilities, damages, judgments or other losses (including reasonable attorneys’ fees) imposed upon or incurred by them arising out of or as a result of: (i) any acts or omissions by or the willful misconduct of the other party, its affiliates or representatives in connection with the performance of any of their respective obligations under the agreement; and (ii) any material breach of the agreement by the other party, or its affiliates or representatives; except to the extent that such losses arising pursuant to (i) and/or (ii), arise from the bad faith, willful misconduct or gross negligence of the party seeking indemnification. The Physicians Agreement also includes customary limitation of liability language, whereby each party waived any liability from the other for any indirect, incidental, exemplary, punitive or consequential damages.

Doctegrity’s physicians are tasked with determining whether patients seeking Mango GROW or Mango ED products are eligible to be prescribed our Mango GROW and Mango ED products, respectively, with the sole purpose of the telemedicine engagement being for the determination, in the physician’s sole judgment, of whether the patient is qualified to obtain a prescription for the Mango GROW or Mango ED products. Doctegrity’s physicians are required to electronically send prescriptions to Epiq Scripts (the Company’s designated and accredited pharmacy partner), which financial relationship is required to be disclosed in writing to the patient via the Terms and Conditions listed on the Company’s website, including informed consent, and also informing the patient that the prescription is sent to the Company’s designated pharmacy partner. Doctegrity’s physicians are only able to prescribe Mango GROW or Mango ED products to patients seeking hair loss and/or ED medical treatment, respectively, through our customer portal.

The agreement also includes certain covenants restricting our operations, restricting us and our owners, directors, officers, and managers, during the term of the agreement and for 12 months thereafter from providing to or for any customer any services or products, solutions, of the type provided by Doctegrity, using confidential information received during the term of the agreement.

Master Services Agreement with Epiq Scripts

On September 1, 2022, and effective on August 30, 2022, we entered into a Master Services Agreement with Epiq Scripts, which at the time was 51%-owned by American International. Mr. Cohen, our Chairman and Chief Executive Officer, served as the Chief Executive Officer and a director of, and had voting control over, American International at the time of the entry into the Master Services Agreement, and currently serves on the Board of Directors of American International. As discussed above under “—Formation and Transfer of Control,” the Company was wholly-owned by American International until June 16, 2022, when control of the Company was sold to Cohen Enterprises, which is owned by Mr. Cohen. Epiq Scripts was formed in January 2022, and only began compounding drugs for patients in November 2022. On February 15, 2023, the 51% of Epiq Scripts then owned by American International was transferred to Mr. Cohen as part of an exchange transaction, whereby Mr. Cohen agreed to cancel his preferred stock of American International, which provided him voting control over American International, in exchange for among other assets, American International’s ownership of Epiq Scripts. As a result, Epiq Scripts is currently 51% owned by Mr. Cohen, our Chairman and Chief Executive Officer. Additionally, Mr. Cohen has served as the co-Manager of Eqiq Scripts since January 2022.

Pursuant to the Master Services Agreement and a related statement of work (“SOW”), Epiq Scripts agreed to provide pharmacy and related services to the Company, the Company agreed to exclusively use Epiq Scripts as the provider of the Services (defined below) during the term of the agreement, so long as Epiq Scripts complies with the terms of the Master Services Agreement. The agreement also includes a 30 day right of first refusal for Epiq Scripts to provide pharmacy services for any new product that Mango may introduce during the term of the agreement.

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Pursuant to the SOW, Epiq Scripts agreed to provide for the online fulfillment, specialty compounding, packaging, shipping, dispensing and distribution (collectively, the “Services”) of products sold exclusively via our website that may be prescribed as part of a telehealth consultation on our platform. Epiq Scripts also agreed to provide mail service pharmacy services to us on an exclusive basis during the term of the SOW.

We agreed to provide Epiq Scripts with all custom packaging materials, including but not limited to, individual sachet and/or blister packaging materials, outer box packaging, and any custom inserts and/or marketing information to accompany the prescription shipment, if any and to provide Epiq Scripts with quarterly sales forecasts to ensure Epiq Scripts has enough packaging materials on hand to cover a 90 day period. We agreed to pay for all direct shipping, delivery and related courier costs and to provide Epiq Scripts with direct access to any online accounts to access and generate shipping labels for the fulfillment and delivery of our products.

The SOW has a term through December 31, 2025, automatically renewable thereafter for successive one-year terms unless either party terminates the agreement at least 90 days before renewal thereof and the SOW is subject to the same termination rights of the parties as set forth in the Master Services Agreement (discussed below).

Pursuant to the SOW, we agreed to pay Epiq Scripts certain fixed rate fees for prescription fulfillment, processing and packaging (per prescription) and drug compounding (per pill), provided the per pill rate is reduced upon us exceeding 3,500 product packages per month.

Under the Master Services Agreement, we are solely responsible for billing and collecting funds from our customers and Epiq Scripts is paid out of funds that we actually collect.

We paid Epiq Scripts a total of $60,000 upon our entry into the Master Services Agreement, comprising $45,000 as a one-time non-refundable technology systems setup and implementation fee and $15,000 as an upfront retainer to be credited towards the future provision of pharmacy and related services as outlined and detailed in the Master Services Agreement and SOW. All costs related to the pharmacy services provided by Epiq Scripts are listed as related party costs of revenues on our statement of operations.

The Master Services Agreement has a term of five years, automatically renewable to additional one-year terms thereafter unless either party provides the other notice of termination at least 90 days prior to the date of automatic renewal. The Master Services Agreement can be terminated (i) upon breach of the agreement by the other party, subject to a 90-day cure right, (ii) if a party enters into bankruptcy or fails to pay its debts as they become due, or (iii) if Epiq Scripts becomes unable to perform the services covered by the Master Services Agreement and any statements of work associated therewith.

Payments under the Master Services Agreement are due within 15 days after the end of each month during which collections are received. The Master Services Agreement contains customary confidentiality obligations, record retention provisions, audit rights, and representations and warranties of the parties. Each party to the Master Services Agreement agreed to indemnify, defend, and hold harmless the other and the other party’s officers, directors, shareholders, employees, and agents from and against any and all nonparty claims, or actions for damages, liabilities (including strict liability), penalties, costs and expenses (including reasonable legal fees, expenses and costs) to the proportionate extent caused by (1) the negligence or willful misconduct of the indemnitor or any of its employees or agents in connection with the performance of the agreement, or (2) any breach of any representation, warranty or covenant under the agreement by the indemnitor or any of its employees or agents. Additionally, the parties agreed that neither party will be liable to the other for special, incidental, or exemplary damages, subject to certain limited exceptions. The Master Services Agreement does not address product liability claims or assign any rights of indemnification or contribution in connection therewith.

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We paid Epiq Scripts a total of $60,000 upon our entry into the Master Services Agreement, comprising $45,000 as a one-time non-refundable technology systems setup and implementation fee and $15,000 as an upfront retainer to be credited towards the future provision of pharmacy and related services as outlined and detailed in the Master Services Agreement and SOW, of which $11,745 remained outstanding as of December 31, 2022 and $84,382 remained outstanding as of September 30, 2023. All costs related to the pharmacy services provided by Epiq Scripts are listed as related party costs of revenues on our statement of operations.

Epiq Scripts has filed with the Utilization Review Accreditation Commission (“URAC”) to obtain its pharmacy accreditation and obtained its first state license in the State of Texas in February 2022. Epiq Scripts has State Board of Pharmacy (or its equivalent) licenses to operate in 47 states: Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming and plans to eventually obtain licenses in all 50 states by the end of 2023, with some state licenses easier to obtain and quicker to obtain than others.

As a result of the above, Epiq Scripts can currently only provide the Services to the Company in the District of Columbia and 47 states described above, and the Company will be unable to sell its products to any customers in any states other than those named above, until Epiq Scripts is able to obtain licenses in other states and will thereafter be limited to selling products to customers only in the states in which Epiq Scripts holds a license.

Consulting Agreement With Epiq Scripts

On September 15, 2023, we entered into a Consulting Agreement (the “Consulting Agreement”) with Epiq Scripts. Pursuant to the Consulting Agreement, Epiq Scripts agreed to provide pharmacy consulting services in connection with the Company’s global expansion efforts, and as reasonably requested by the Company, during the term of the agreement, which is for five years, unless otherwise earlier terminated (a) due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof; (b) the mutual agreement of the parties; or (c) the date that Epiq Scripts provides the Company written notice of termination, which may be at any time and for any reason.

In consideration for agreeing to provide the services under the agreement, the Company agreed to pay Epiq Scripts (1) a one-time payment of $65,000, payable within ten days of the entry into the agreement; and (2) a set fee, payable for each prescription drug pill sold by the Company for cash, to the extent such pill must be prescribed by a medical doctor, or sold through retail pharmacies over the counter, in jurisdictions where a doctor’s prescription is not required for the sale of such drugs, and sold in a Territory (defined below), which consideration per pill decreases each year that the agreement is in effect, and is only payable for the first five years of the agreement.

The Consulting Agreement further provides that no payments are due for the sale of any prescription pills until the First Sale.

Under the Consulting Agreement, (a) “Territory” means worldwide, except for the United States, including its territories and possessions and the District of Columbia; and (b) “First Sale” means the date that the first commercial sale of prescription pills occurs in the Territory.

Future payments are also required to be offset equitably for any prescription pill sold which is later refunded, charged back, returned, or reimbursed to a purchaser.

The agreement includes customary representations of the parties, confidentiality and non-solicitation provisions, rights of Epiq Scripts to audit the sales of prescription pills, subject to certain limitations and requirements, and the requirement that the Company reimburse certain expenses of Epiq Scripts, subject to certain limitations and pre-approvals.

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First Amendment to MSA

On September 15, 2023, we entered into a First Addendum to Master Services Agreement (“MSA”) with Epiq Scripts (the “First Amendment”).

Pursuant to the First Amendment, the parties agreed to amend the MSA to include certain Right of first negotiation rights and right of first refusal rights (each as discussed below). Additionally, the First Amendment provides for certain rights to Epiq Scripts in the event that the Company seeks to obtain pharmaceutical services in connection with certain Company products (collectively, “Pharmaceutical Services”) in jurisdictions other than the United States, including, without limitation, Mexico and the United Kingdom, where Epiq Scripts does not currently maintain licenses or permits (“Future Jurisdictions”, which shall also include, to the extent applicable, any state in the United States in which Epiq Scripts does not then hold required permits or licenses for the provision of the Pharmaceutical Services) and/or to terminate Epiq Scripts’ rights to provide exclusive Pharmaceutical Services in any current state of the United States or Future Jurisdiction where Epiq Scripts may then be providing Pharmaceutical Services to the Company (each a “Current Jurisdiction”).

Specifically, the parties agreed in the First Amendment that should the Company decide to transfer any services provided by Epiq Scripts in a Current Jurisdiction to another pharmaceutical service provider (“Transferred Services”), the Company will be required to pay Epiq Scripts a fee of 1% of the total gross sales of all Prescription Products (defined below) by the Company resulting from the Transferred Services in the Current Jurisdiction, for a period of the lesser of (a) five (5) years from the date the Company transferred the Transferred Services; and (b) through the end of the term of the MSA (including where applicable, any renewal term)(the “Non-Use Fee”). The Non-Use Fee is payable monthly in arrears, for calendar quarters, by the 15th day following the end of each calendar quarter. “Prescription Products” means Products (as defined in the MSA) sold by the Company which must be prescribed by a medical doctor.

Notwithstanding the above, the Non-Use Fee shall not apply, and the Company shall not be obligated to pay any Non-Use Fee (a) in the event that the Transferred Services are provided directly by the Company or a majority-owned subsidiary of the Company; (b) in the event the Company decides to enter into an agreement with another pharmaceutical service provider to provide Pharmaceutical Services in a Future Jurisdiction; or (c) in connection with any services provided by any parties in any Future Jurisdictions.

The First Amendment also provides that until the fifth anniversary of the First Amendment, the Company shall notify Epiq Scripts in writing of any plans to (a) expand its need for pharmacy services outside of those contemplated by the MSA; (b) expand its need for pharmacy services into a new jurisdiction which Epiq Scripts does not then operate in (including, but not limited to new countries); or (c) begin providing pharmacy services internally (either through organic growth or acquisition). Thereafter Epiq Scripts has the right to provide the Company written notice of its intention to provide such services (as described in (a) or (b) above, whereafter the Company is required to discuss and negotiate such services in good faith with Epiq Scripts for a period of not less than 15 days). Otherwise, in the event of the occurrence of an event discussed in (c) above, the Company is required to discuss the possibility of Epiq Scripts either co-operating the pharmacy or providing management services to the Company in good faith for 15 days. In the event after such 15 day period, the Company and Epiq Scripts cannot come to a mutually agreeable agreement, the Company is under no further obligation regarding the matter set forth in the notice provided to Epiq Scripts.

Finally, the First Amendment includes a requirement whereby if Epiq Scripts receives notice of any proposed fundamental transaction involving Epiq Scripts or its assets, including any agreement, arrangement, offer or proposal (including a letter of intent, term sheet, form of definitive agreement or definitive agreement) for an asset sale or acquisition, merger, acquisition or sale of securities, or redemption or repurchase of securities, Epiq Scripts must provide the Company notice of such offer within three days, after which receipt the Company will have the right of first refusal for 30 days to become the purchaser in connection with the notified transaction, on the terms, and subject to the conditions, set forth in such notified offer and pursuant to the conditions of the First Amendment.

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Consulting Agreements

On September 6, 2022, we entered into a Consulting Agreement with PHX Global, LLC (“PHX”), which is owned by Peter “Casey” Jensen, who was a member of the Board of Directors of American International. Pursuant to the Consulting Agreement, PHX agreed to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for 12 months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued PHX 50,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to include the shares issued to PHX in the Resale Prospectus, which shares of common stock were included therein.

On September 6, 2022, we entered into a Consulting Agreement with Ezekiel Elliott (“Elliott”), currently a professional football player in the National Football League (NFL), to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for 12 months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Elliott 100,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to include the shares issued to Elliott in the Resale Prospectus, which shares of common stock were included therein.

On September 15, 2022, we entered into a Consulting Agreement with David Sandler, an individual (“Sandler”), to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for six months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Sandler 10,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to include the shares issued to Sandler in the Resale Prospectus, which shares of common stock were included therein.

On September 15, 2022, we entered into a Consulting Agreement with Hsiaoching Chou, an individual (“Chou”), to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for six months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Chou 5,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to include the shares issued to Chou in the Resale Prospectus, which shares of common stock were included therein.

On September 22, 2022, we entered into a service agreement with Greentree Financial Group, Inc. (“Greentree” and the “Service Agreement”). Pursuant to the Service Agreement, Greentree agreed to perform the following services: (a) bookkeeping services for the Company for the period from October 1, 2022 through June 30, 2023; (b) advice and assistance to the Company in connection with the conversion of its financial reporting systems, including its projected financial statements, to a format that is consistent with United States Generally Accepted Accounting Principles (“US GAAP”); (c) assistance to the Company with compliance filings for the quarters ended September 30, 2022, March 31, 2023, June 30, 2023 and the year ended December 31, 2022, including the consolidation structure and entries as well as assistance with US GAAP footnotes; (d) reviewing, and providing advice to the Company on, all documents and accounting systems relating to its finances and transactions, with the purpose of bringing such documents and systems into compliance with US GAAP or disclosures required by the SEC; and (e) providing necessary consulting services and support as a liaison for the Company to third party service providers, including coordination amongst the Company and its attorneys, CPAs and transfer agent. Since February 2015, Eugene M. Johnston, our Chief Financial Officer (who was appointed October 1, 2022), has served as Audit Manager for Greentree.

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The Company agreed to issue Greentree 100,000 shares of the Company’s restricted common stock upon the parties’ entry into the agreement, and to pay Greentree $50,000 in cash, payable as follows: (a) $12,500 on or before September 30, 2022, which has been paid; (b) $12,500 on or before December 31, 2022, which has been paid; (c) $12,500 or before March 31, 2023; and (d) $12,500 on or before June 30, 2023. We also agreed to include the 100,000 shares of common stock issued to Greentree in the Resale Prospectus, which shares of common stock are included therein, and to reimburse Greentree for its reasonable out-of-pocket expenses incurred in connection with Greentree’s activities under the agreement, including the reasonable fees and travel expenses for the meetings on behalf of the Company.

The Service Agreement continued in effect through August 14, 2023.

The Service Agreement includes customary indemnification obligations requiring the Company to indemnify Greentree and its affiliates with regard to certain matters.

On November 1, 2022, we entered into a Consulting Agreement with White Unicorn, LLC (“White Unicorn”), to provide business advisory services related to product packaging, strategic marketing, branding, advertising and future product development as reasonably requested by the Company during the term of the agreement, which was for 12 months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued White Unicorn 100,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions.

On December 21, 2022, we entered into a Consulting Agreement with Chartered Services, LLC (“Chartered Services”), to provide strategic marketing services for advertising and consulting, product distribution, digital marketing and identifying creative and constructive brand awareness to the Company during the term of the agreement, which was for six months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company agreed to pay Chartered Services $150,000 in cash (with $75,000 payable upon entry into the agreement and $75,000 payable on January 31, 2023, which amount has been paid to date) and issued Chartered Services 250,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions.

On January 3, 2023, we entered into a Consulting Agreement with DojoLabs Group, Inc. (“DojoLabs”), to provide various strategic marketing related services to the Company pursuant to a defined scope of work during the term of the agreement, which is the earlier of a) all deliverables being received by the Company pursuant to the scope of work, or b) if terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company agreed to pay DojoLabs $100,000 in cash and issued DojoLabs 50,000 shares of restricted common stock with registration rights (the registration of the resale of which shares were included in the Resale Prospectus) and fully vest upon the completion of all work performed under the scope of work. The agreement contains customary confidentiality and non-solicitation provisions.

On January 6, 2023, we entered into a Consulting Agreement with Bethor, Ltd. (“Bethor”), to provide strategic advisory services to the Company during the term of the agreement, which was for 12 months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Bethor 250,000 shares of restricted common stock with registration rights (the registration of the resale of which shares were included in the Resale Prospectus). The agreement contains customary confidentiality and non-solicitation provisions.

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On January 6, 2023, the Company established an advisory board (the “Advisory Board”) and approved and adopted a charter (the “Advisory Board Charter”) to govern the Advisory Board. Pursuant to the Advisory Board Charter, the Advisory Board shall be comprised of a minimum of two (2) members, all of whom shall be appointed and subject to removal by the Board of Directors at any time. In addition to the enumerated responsibilities of the Advisory Board in the Advisory Board Charter, the primary function of the Advisory Board is to assist the Board of Directors in its general oversight of the Company’s development of new business ventures and strategic planning.

In connection with the establishment of the Advisory Board, the Board of Directors appointed Dr. Brian Rudman (“Dr. Rudman”) and Mr. Jarrett Boon (“Mr. Boon”), both of whom are independent, non-Board members and non-Company employees, to the Advisory Board. Dr. Rudman serves as Chairman of the Advisory Board.

In connection with Dr. Rudman’s appointment to the Advisory Board, the Company entered into an Advisor Agreement (the “Dr. Rudman Consulting Agreement”), dated effective January 6, 2023, with Dr. Rudman, whereby the Company agreed to issue Dr. Rudman 25,000 shares of the Company’s restricted common stock, pay Dr. Rudman $2,000 per month in cash, and reimburse Dr. Rudman for reasonable out-of-pocket expenses, including, without limitation, travel expenses incurred by him in connection with the Company’s requests of the performance of his duties to the Company in service on the Advisory Board.

In connection with Mr. Boon’s appointment to the Advisory Board, the Company entered into an Advisor Agreement (the “Mr. Boon Consulting Agreement”), dated effective January 6, 2023, with Mr. Boon, whereby the Company agreed to issue Mr. Boon 25,000 shares of the Company’s restricted common stock and to reimburse Mr. Boon for reasonable out-of-pocket expenses, including, without limitation, travel expenses incurred by him in connection with the Company’s requests of the performance of his duties to the Company in service on the Advisory Board.

On January 24, 2023, we entered into Consulting Agreements with four consultants to the Company: (1) Sultan Haroon; (2) John Helfrich; (3) Justin Baker; and (4) Maja Matthews, each of whom is also an employee of Epiq Scripts. Pursuant to the Consulting Agreements, the Consultants agreed to provide us services related to the research, development, packaging and marketing for additional pharmaceutical and other over-the-counter related products during the term of the agreement, which each had a term of 18 months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued an aggregate of 350,000 shares of common stock to the consultants as follows: (1) Sultan Haroon 150,000 shares of restricted common stock; (2) John Helfrich 25,000 shares of restricted common stock; (3) Justin Baker 25,000 shares of restricted common stock; and (4) Maja Matthews 150,000 shares of restricted common stock. The shares issued to Haroon and Matthews vest at the rate of 50,000 shares upon entry into the agreement, 50,000 shares upon the Company’s successful launch of a new product category, and 50,000 shares upon the Company’s successful launch of a second and additional new product category, in each case prior to the 18-month anniversary of the applicable agreement. The shares issued to Helfrich and Baker vest at the rate of 10,000 shares upon entry into the agreement, 7,500 shares upon the Company’s successful launch of a new product category, and 7,500 shares upon the Company’s successful launch of a second and additional new product category, in each case prior to the 18-month anniversary of the applicable agreement. Any shares not vested by the eighteen-month anniversary of the applicable agreement are forfeited. The agreement contains customary confidentiality and non-solicitation provisions.

On May 1, 2023, we entered into a Software Development Agreement with Redlime Solutions, Inc. (“Redlime”) to provide software development services during the term of the agreement, which is for twelve months. In consideration for agreeing to provide the services under the agreement, the Company agreed to pay Redlime $300,000 in cash and issue Redlime 180,000 shares of restricted common stock. The shares were valued at $1.00 per share for a total of $180,000.

On May 25, 2023, the Board of Directors appointed Mr. Aaron Andrew, an independent, non-Board member and non-Company employee, to the Advisory Board. In connection with Mr. Andrew’s appointment to the Advisory Board, the Company entered into an Advisor Agreement (the “Andrew Consulting Agreement”), dated effective May 25, 2023, with Mr. Andrew, whereby the Company agreed to issue Mr. Andrew 50,000 shares of the Company’s restricted common stock under the 2022 Plan and to reimburse Mr. Andrew for reasonable out-of-pocket expenses, including, without limitation, travel expenses incurred by him in connection with the Company’s requests of the performance of his duties to the Company in service on the Advisory Board. The shares were valued at $1.10 per share for a total of $55,000.

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On June 1, 2023, we entered into a Consulting Agreement with Major Dodge (“Major”), to provide acting and production related services to the Company during the term of the agreement, which is for 12 months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Major 20,000 shares of restricted common stock under the 2022 Plan. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $1.10 per share for a total of $22,000.

On June 1, 2023, we entered into a Production and Broadcasting Agreement with New To The Street Group, LLC (“New To The Street”), to provide production, broadcasting and other marketing related services to the Company during the term of the agreement, which was for 3 months unless otherwise earlier terminated. In consideration for agreeing to provide the services under the agreement, the Company issued New To The Street 50,000 shares of restricted common stock and agreed to pay New To The Street a monthly cash payment of $5,000. The shares were valued at $1.10 per share for a total of $55,000.

On September 1, 2023, we entered into a service agreement with Greentree. Pursuant to the Service Agreement, Greentree agreed to perform the following services: (a) bookkeeping services for the Company for the period from October 1, 2023 through September 30, 2024; (b) advice and assistance to the Company in connection with the conversion of its financial reporting systems, including its projected financial statements, to a format that is consistent with US GAAP; (c) assistance to the Company with compliance filings for the quarters ended September 30, 2023, March 31, 2024, June 30, 2024 and the year ended December 31, 2023, including the structure and entries as well as assistance with US GAAP footnotes; (d) reviewing, and providing advice to the Company on, all documents and accounting systems relating to its finances and transactions, with the purpose of bringing such documents and systems into compliance with US GAAP or disclosures required by the SEC; and (e) providing necessary consulting services and support as a liaison for the Company to third party service providers, including coordination amongst the Company and its attorneys, CPAs and transfer agent. Since February 2015, Eugene (Gene) M. Johnston, our Chief Financial Officer (who was appointed October 1, 2022) has served as an Audit Manager for Greentree.

The Company agreed to issue Greentree 75,000 shares of the Company’s restricted common stock upon the parties’ entry into the agreement, and to pay Greentree $40,000 in cash, payable as follows: (a) $20,000 on or before September 30, 2023; (b) $20,000 on or before March 31, 2024. We also agreed to reimburse Greentree for its reasonable out-of-pocket expenses incurred in connection with Greentree’s activities under the agreement, including the reasonable fees and travel expenses for the meetings on behalf of the Company. The Service Agreement includes customary indemnification obligations requiring the Company to indemnify Greentree and its affiliates with regard to certain matters. The shares were valued at $1.13 per share for a total of $84,750.

On November 1, 2023, the Board of Directors appointed Dr. Douglas Christianson (“Dr. Christianson”) an independent, non-Board member and non-Company employee, to the Advisory Board. In connection with Dr. Christianson’s appointment to the Advisory Board, the Company entered into an Advisor Agreement (the “Christianson Consulting Agreement”), dated effective November 1, 2023, with Dr. Christianson, whereby the Company agreed to issue Dr. Christianson 50,000 shares of the Company’s common stock under the 2022 Plan, which vest six months from the issuance date, and to reimburse Dr. Christianson for reasonable out-of-pocket expenses, including, without limitation, travel expenses incurred by him in connection with the Company’s requests of the performance of his duties to the Company in his service on the Advisory Board. The agreement has a one year term, but can be terminated with written notice from either party with 30 days’ notice. The agreement includes customary confidentiality obligations relating to Dr. Christianson and indemnification obligations of the parties, requiring each party to indemnify and hold harmless the other against breaches of the agreement and intentionally misconduct or gross negligence (Dr. Christianson) and the operations of the Company (the Company). The shares were valued at $0.65 per share for a total of $32,500.

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On November 1, 2023, we entered into an Influencer Contract with Jason Szkup (“Scoop”), to provide influencer and marketing related services to the Company during the term of the agreement, including posting social media videos. The agreement has a term of three months, unless otherwise earlier terminated. In consideration for agreeing to provide the services under the agreement, the Company agreed to pay Scoop $10,000 and to issue Scoop 30,000 shares of common stock under the 2022 Plan. The agreement contains customary confidentiality and non-disclosure provisions. The shares were valued at $0.65 per share for a total of $19,500.

On November 7, 2023, we entered into a subsequent Consulting Agreement with PHX to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for 12 months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company paid PHX $25,000 in cash and issued PHX 200,000 shares of common stock under the 2022 Plan. The agreement contains customary confidentiality and non-solicitation provisions.

Master Services Agreement with Global Career Networks

On December 1, 2022, the Company entered into a Master Services Agreement with Global Career Networks, Inc. (“GCN”). Pursuant to the agreement, we issued GCN 100,000 shares of restricted common stock with registration rights (which shares were included in the Resale Prospectus) and GCN agreed to assist us with a planned twitter marketing campaign. The agreement has a one year term (provided the individual project described therein had a six month term, beginning December 1, 2022), and may be renewed thereafter for additional one year terms with the mutual approval of the parties. Either party may terminate the agreement at any time for any reason, with at least 60 days’ notice, or upon the occurrence of any breach or default under the agreement, which remains uncured within 30 days of written notice thereof, or if the non-terminating party is subject to bankruptcy. The agreement contains customary confidentiality, indemnification obligations, and limitations of liability.

Intellectual Property

We believe that our ability to obtain and maintain intellectual property protection for our technology platform, preserve the confidentiality of our trade secrets, and operate without violating the intellectual property rights of others will be important to our success. We rely on a combination of trademark, copyright, trade secret, including federal, state and common law rights in the United States and other countries, nondisclosure agreements, and other measures to protect our intellectual property, and may seek patent protection of our intellectual property in the future. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Our business is affected by our ability to protect against misappropriation and infringement of our intellectual property and other proprietary rights.

Our intellectual property includes the content of our websites, our registered domain names, our unregistered trademarks, and certain trade secrets.

We have applied with the United States Patent and Trademark Office for a federal trademark for the word mark:

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Employees

The Company is currently operated and managed by the Founder, Chairman and Chief Executive Officer, Jacob D. Cohen, the President and Founder, Jonathan Arango, and Amanda Hammer, the Chief Operating Officer of the Company. The Company utilizes the assistance of various independent contractors for administrative and technology development related services. We anticipate establishing a compensation program designed to align the compensation of our employees with performance and to provide the proper incentives to attract, retain and motivate employees to achieve superior results in the future. The structure of our anticipated compensation program will balance incentives earnings for both short-term and long-term performance such as incentive bonuses and flexible schedules. The Company also intends to develop a culture of inclusion and diversity and places a high value on diversity and inclusion. Our future success will depend partially on our ability to attract, retain and motivate qualified personnel. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We consider our relations with our employees to be satisfactory. Mr. Cohen, Mr. Arango and Mrs. Hammer, are currently party to employment agreements with the Company as discussed below under “Executive and Director Compensation—Employment Agreements.”

Properties

On September 28, 2022, and with an effective date of October 1, 2022, the Company entered into a Lease Agreement with Rox Trep Tollway, L.P. (the “Landlord”) to lease and occupy approximately 2,201 square feet of office space located at 15110 N. Dallas Parkway, Suite 600, Dallas, Texas 75248 to serve as the Company’s main headquarters (the “Lease Agreement”). The Lease Agreement has a term of thirty-eight (38) months (through December 31, 2025) and has a monthly base rent of $0 for the second month; $5,778, or $31.50 per square foot, for months 1 and 3-18 and increases at the rate of $1 per square foot per annum thereafter until the end of the lease term (the “Base Rent”). In addition to the Base Rent, the Company is required to reimburse the landlord for its pro-rata share of all real estate taxes and assessments, hazard and liability insurance and common area maintenance costs for the building at the rate of 2.45% (the “Proportionate Rent”). Upon the execution of the Lease Agreement, the Company agreed to prepay the first full month’s Base Rent along with a security deposit equal to $16,942. The lease includes an option to extend the lease for an additional period of thirty-six (36) calendar months at market.

We believe our facilities are sufficient to meet our current needs and that suitable space will be available as and when needed. We do not own any real property.

Legal Proceedings

There are no pending or threatened legal proceedings involving our company. However, from time to time, we may become involved in various legal proceedings that arise in the ordinary course of business. Those claims, even if lacking merit, could result in the expenditure by us of significant financial and managerial resources. We may become involved in material legal proceedings in the future.

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Management

Set forth below is certain information regarding our directors and executive officers as of November 24, 2023:

Name	Position	Age	Director Since
Jacob D. Cohen	Chairman and Chief Executive Officer	44	October 2021
Jonathan Arango	President, Secretary and Director	29	October 2021
Eugene M. Johnston	Chief Financial Officer	60	—
Amanda Hammer	Chief Operating Officer	38	—
Lorraine D’Alessio	Director	44	October 2022
Alex P. Hamilton	Director	51	October 2022
Dr. Kenny Myers	Director	57	October 2022

Business Experience

The following is a brief description of the education and business experience of our directors and executive officers.

Jacob D. Cohen – Chairman and Chief Executive Officer

Jacob Cohen is a serial entrepreneur, corporate finance and executive management professional with over 20 years of investment banking and capital markets experience having started and growing multiple companies in various industry sectors including marketing, advertising, healthcare, IT and financial services. Prior to founding the Company, Mr. Cohen was the co-founder and managing partner of several boutique investment bank and strategic advisory firms where he advised both early and later stage companies in raising capital in the form of debt and/or equity and in both private and public markets.

Prior to his experiences in investment banking, Mr. Cohen served as the Chief Financial Officer of The Renewed Group, Inc., a manufacturer, wholesaler and retailer of eco-friendly and sustainable apparel primarily made from recycled textiles and under the brand name REUSE JEANS from 2010 through the end of 2013. Further, Mr. Cohen served from 2008 through 2010 as Executive Vice President and Controller of Metiscan, Inc., a publicly-traded company, and as the President and Chief Executive Officer of one of its subsidiaries, Shoreline Employment Services, Inc. During his tenure at Metiscan, Mr. Cohen was instrumental in restructuring, reorganizing and operating the company and its five subsidiaries, and successfully raised over $8 million in equity financing for growth capital. Mr. Cohen also spearheaded the company’s financial audit process and managed its various filings with the SEC.

From 2007 through 2008, Mr. Cohen served as the Chief Operating Officer of Artfest International, which he assisted in taking public at the end of 2007. Throughout his career, Mr. Cohen was involved in starting many new ventures, including The AdvertEyes Network, a digital signage advertising company where he served as founder and CEO. Other positions include investment advisor and institutional equity research analyst for Solomon Advisors and Huberman Financial, securities broker-dealers, from 2003 through 2005, and investment banker for Allegiance Capital, a middle market investment bank specializing on mergers and acquisitions, from 2005-2007. Mr. Cohen holds a Bachelor of Arts in International Economics and Finance from Brandeis University in Waltham, Massachusetts.

Mr. Cohen has served as Chief Executive Officer of the Company since October 2021, as a director from October 2021 to present, and as Chairman from September 2022 to present. Mr. Cohen also currently serves as a director of American International Holdings Corp (“American International”), a publicly-traded company which was the majority owner and parent to Epiq Scripts, LLC prior to February 15, 2023, and which is the former sole owner of the Company, having fully divested its ownership in June 2022. Mr. Cohen served as Chief Executive Officer and President of American International from April 2019 to March 2023. Cohen also serves as Chief Executive Officer of Ronin Equity Partners, Inc., a private investment company, which role he has held since August 2016. Mr. Cohen also serves the Chief Executive Officer of Cohen Enterprises, Inc., a private investment company, which position he has held since November 2013. Since February 15, 2023, Mr. Cohen has owned 51% of and controlled, Epiq Scripts. Mr. Cohen has served as the co-Manager of Epiq Scripts since January 2022.

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We believe that Mr. Cohen’s extensive background in investment banking, public company management and corporate finance makes him well qualified to serve on the Board of Directors.

Jonathan Arango – President, Secretary and Director

Jonathan Arango is a Business Development Executive with more than 10 years of hands-on experience in pharmacy operations and management, business development, team management, and strategic relationship development. He has a history of driving significant revenue growth for companies in multiple sectors. Mr. Arango participates in numerous ambitious ventures, spanning multiple industries such as e-commerce, medical & health, restaurants, and cryptocurrency.

Mr. Arango has served as the President, and director of the Company since October 2021 and as Secretary of the Company since February 2023. From October 2021 to May 2023, Mr. Arango served as the Chief Operating Officer of the Company. Prior to his appointment to the Company, Mr. Arango served as Chief Operating Officer of Murphy Rx LLC, a retail and specialty pharmacy based out of Murphy, Texas, which he previously owned, from June 2020 to March 2022. Prior to owning a pharmacy, Mr. Arango founded and served as CEO of Golden Heights Medical Consulting, a healthcare marketing agency that specialized in customer acquisition and medical ancillary services from February 2017 to January 2019. He also served as an independent contractor providing marketing and sales services from April 2015 to February 2017.

Before entering the healthcare industry, Mr. Arango ran an independent marketing and sales agency from 2013 to 2018 (A&J Marketing). A&J Marketing was contracted by multiple companies spanning different industries to generate and substantially scale revenue in multiple sectors. Industries included were Home Improvement, Oil & Gas, Health & Wellness, Professional Development, and E-commerce.

We believe that Mr. Arango’s extensive experience in the healthcare industry and e-commerce makes him well qualified to serve as a member of the Board of Directors.

Eugene M. Johnston – Chief Financial Officer

Mr. Johnston has served as Chief Financial Officer of the Company since October 2022. Since February 2015, Mr. Johnston has served as Audit Manager for Greentree Financial Group, Inc., an accounting and auditing firm. From August 1999 to September 2014, Mr. Johnston served as Chief Executive Officer of Peoplesway.com, Inc., a skincare and nutritional products company, and from August 1999 to present, Mr. Johnston has served as a member of the Board of Directors of Peoplesway.com, Inc. From January 1999 to July 1999, Mr. Johnston served as Chief Executive Officer of RMC Group, Inc., a skincare and nutritional products company. Prior to that, from April 1987 to January 1989, Mr. Johnston served as Vice President of Sales Administration at WeCare Distributors, Inc., a skincare and nutritional products company. Mr. Johnston received a Bachelor’s in Science in Business Administration from the University of North Carolina Charlotte.

Amanda Hammer – Chief Operating Officer

Mrs. Hammer has served as the Company’s Chief Operating Officer since May 2023 and as director of e-Commerce from October 2022 to May 2023. Prior to that, she served in various roles with D Magazine Partners, a media/publishing company, including Chief Operating Officer (December 2021 to September 2022); Audience Development and Digital Operations Director (July 2019 to November 2021); and Audience Development Director (August 2018 to June 2019). From February 2018 to July 2018, Mrs. Hammer served as a Sales Consultant with Liberty Mutual insurance. From October 2014 to October 2017, Mrs. Hammer served as Director of Membership and Product Development at McKissock LLC, a professional development / e-learning company. Prior to that, from August 2008 to September 2014, she served as Training and Membership Director at The Institute for Luxury Home Marketing, a real estate / professional association. Mrs. Hammer obtained dual Bachelor of Arts degrees (i) with a concentration in Graphic Design, and (ii) in Communication Studies, from the University of Iowa. She has also obtained a Negotiation and Leadership Certificate from Harvard Law School. She is a member of the Texas Women’s Foundation and the MetroTex Young Professionals Network.

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Independent Directors

Lorraine D’Alessio – Director

Lorraine D’Alessio was elected as a director of the Company effective October 14, 2022. From January 2022 to March 2023, Ms. D’Alessio has served as a member of the Board of Directors and member of the Audit Committee of the Board of Directors of American International.

Since 2010, Ms. D’Alessio has served as CEO and Managing Partner at D’Alessio Law Group, PLC, a law firm in Beverly Hills, California which provides immigration and entertainment law services. In that capacity, she has provided counsel to entertainment agencies, unions, private companies, academic institutions, tech startups, entrepreneurs and enterprises including: Next Models, Food Network, SubPac, Pepperdine University, ACTRA, New York Film Academy, Plug and Play, Expert Dojo, and 500 Startups.

Ms. D’Alessio was named the 2017 Leader in Law by the Los Angeles Business Journal and is the recipient of the 2018 Enterprising Woman Award. Since 2016, Ms. D’Alessio has also served on the board of directors of Artists for Change, a non-profit organization which focuses on creating high impact film, television, and multimedia projects to inspire individuals, organizations, and communities to bring about positive social change.

From 2005 to 2007, Ms. D’Alessio served as a policy analyst and advisor for the government of Ontario, Canada.

Ms. D’Alessio received her Bachelor’s degree in International Relations from the University of Toronto in 2005, a Master’s of Public Policy in Public Policy Administration from Queen’s University, in Kingston, Ontario in 2006, and a Juris Doctorate degree from Southwestern Law School in Los Angeles, California in 2010.

The Board of Directors believes that Ms. D’Alessio is well qualified to serve on the Board of Directors because of her legal expertise and extensive knowledge of corporate governance and controls.

Alex P. Hamilton – Director

Alex P. Hamilton was elected as a director of the Company effective October 14, 2022.

In April 2016, Mr. Hamilton founded Hamilton Laundry, a boutique laundromat that serves high-end luxury commercial companies, and has served as its chief executive officer since then. He has also served as Chief Executive Officer of Hamilton Strategy Group, Inc., a consulting firm, since November 2014. Mr. Hamilton is also the Co-Founder of Donald Capital LLC, a FINRA registered investment banking firm, and has served as its president since May 2019. Since May 2021, Mr. Hamilton has served as a member of the Board of Directors, the Chairman of the Audit Committee and member of the Corporate Governance and Nominating Committee of Addentax Group Corp. (ATXG:Nasdaq), an integrated service provider focusing on garment manufacturing, logistics service, property management and subleasing, and epidemic prevention supplies. From February 2017 to July 2019, Mr. Hamilton served as Chief Financial Officer of Hemp Logic, Inc. From December 2018 to February 2019, Mr. Hamilton served as the Interim Chief Financial Officer of ChineseInvestors.com, Inc. From December 2020 to July 2021, Mr. Hamilton served as a non-executive Board Member, Chairman of the Audit Committee and Member of the Nominating and Compensation Committee of Meiwu Technology Co., LTD (WNW:Nasdaq). Mr. Hamilton, served as the Chief Financial Officer and Director of CBD Biotech, Inc. from November 2018 to February 2021. From January 2015 to May 2019, Mr. Hamilton served as Senior Managing Director of Consilium Global Research. From November 2013 to November 2014, Mr. Hamilton was the president of Kei Advisors. From November 2012 to November 2013, Mr. Hamilton served as Senior Director of FTI Consulting, a management consulting company. Prior to that, Mr. Hamilton served as managing director of Early Bird Capital (August 2010 to September 2012) and Jesup & Lamont (July 2007 to February 2010), and as a Vice President of The Benchmark Company (February 2006 to July 2007). Mr. Hamilton holds his Series 7, 24 and 63 licenses. Mr. Hamilton received a Batchelor’s Degree in Economics from Brandeis University in Waltham, Massachusetts.

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The Board of Directors believes that Mr. Hamilton is well qualified to serve on the Board of Directors because of his extensive business knowledge, public company experience and experience serving in various positions with investment management firms.

Dr. Kenny Myers – Director

Dr. Kenny Myers was elected as a director of the Company effective October 14, 2022. From January 2022 to March 2023, Dr. Myers has served as a member of the Board of Directors and Audit Committee of American International.

Since March 2020, Dr. Myers has served as VP of Business Development for Living Fit Nation, Inc., a corporate wellness provider which designs and implements customized employee health and wellness programs for corporations around the United States. From March 2012 to February 2020, Dr. Myers worked as VP of Business Development at One Health Medical Systems, LLC, an integrated health services provider, where he was responsible for overseeing the planning, development and execution of the organization’s marketing and advertising initiatives. From May 1998 to March 2012, Dr. Myers was CEO of Texas Physicians Network, a healthcare management company where he was responsible for the marketing and management of several urgent care centers, medical clinics and other related healthcare facilities.

Dr. Myers received his Bachelor of Science degree in Microbiology from Oklahoma University in 1989, and a Doctor of Chiropractic Degree from Parker University in Dallas, Texas in 1996.

The Board of Directors believes that Dr. Myers is well qualified to serve on the Board of Directors because of his background in the health services industry and his experience in business marketing and development.

Terms of Office of Officers and Directors

In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until December 31, 2024, one fiscal year following our listing on Nasdaq. The term of office of our directors will expire at our first annual meeting of shareholders, subject to re-nomination and reappointment to the board by our shareholders.

Our officers are appointed by the Board of Directors and serve at the discretion of the Board of Directors, rather than for specific terms of office. Our Board of Directors is authorized to appoint persons to the offices set forth in our Bylaws as it deems appropriate. Our Bylaws provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the Board of Directors.

Corporate Governance

Family Relationships among Directors and Officers

There are no family relationships among our directors and executive officers.

To our knowledge, there is no arrangement or understanding between any of our officers or directors and any other person, including directors, pursuant to which the officer was selected to serve as an officer or director.

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Involvement in Certain Legal Proceedings

None of our executive officers or directors has been involved in any of the following events during the past ten years: (1) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (2) any conviction in a criminal proceeding or being a named subject to a pending criminal proceeding (excluding traffic violations and minor offenses); (3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; (4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law; (5) being the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of (i) any Federal or State securities or commodities law or regulation; (ii) any law or regulation respecting financial institutions or insurance companies, including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or (6) being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section (1a)(40) of the Commodity Exchange Act), or any equivalent exchange, association, entity, or organization that has disciplinary authority over its members or persons associated with a member.

Board Leadership Structure

Our Board of Directors has the responsibility for selecting the appropriate leadership structure for the Company. In making leadership structure determinations, the Board of Directors considers many factors, including the specific needs of the business and what is in the best interests of the Company’s shareholders. Our current leadership structure is comprised of a combined Chairman of the Board and Chief Executive Officer (“CEO”), Mr. Jacob D. Cohen. The Board of Directors believes that this leadership structure is the most effective and efficient for the Company at this time. Mr. Cohen possesses detailed and in-depth knowledge of the issues, opportunities, and challenges facing the Company, and is thus best positioned to develop agendas that ensure that the Board of Directors’ time and attention are focused on the most critical matters. Combining the Chairman of the Board and CEO roles promotes decisive leadership, fosters clear accountability and enhances the Company’s ability to communicate its message and strategy clearly and consistently to our shareholders, particularly during periods of turbulent economic and industry conditions.

Risk Oversight

Effective risk oversight is an important priority of the Board of Directors. Because risks are considered in virtually every business decision, the Board of Directors discusses risk throughout the year generally or in connection with specific proposed actions. The Board of Directors’ approach to risk oversight includes understanding the critical risks in the Company’s business and strategy, evaluating the Company’s risk management processes, allocating responsibilities for risk oversight, and fostering an appropriate culture of integrity and compliance with legal responsibilities. The directors exercise direct oversight of strategic risks to the Company.

The Audit Committee reviews and assesses the Company’s processes to manage business and financial risk and financial reporting risk. It also reviews the Company’s policies for risk assessment and assesses steps management has taken to control significant risks.

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Other Directorships

No director of the Company is also a director of an issuer with a class of securities registered under Section 12 of the Exchange Act (or which otherwise are required to file periodic reports under the Exchange Act), except for our Chairman, Jacob D. Cohen, who also serves as a member of the Board of Directors of American International Holdings Corp. (OTC PINK:AMIH) and Mr. Alex Hamilton who serves as a member of the Board of Directors, the Chairman of the Audit Committee and member of the Corporate Governance and Nominating Committee, of Addentax Group Corp. (NASDAQ:ATXG).

Committees of the Board

Our Board of Directors has three standing committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee.

Board Committee Membership

Committee membership of the Board of Directors is as follows:

	Independent	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Jacob D. Cohen(1)
Jonathan Arango
Lorraine D’Alessio	X	M	M	C
Alex P. Hamilton	X	C
Dr. Kenny Myers	X	M	C	M

(1)	Chairman of Board of Directors.

C – Chairman of Committee.

M – Member.

Audit Committee

We have established an Audit Committee of the Board of Directors. Ms. D’Alessio, Mr. Hamilton and Dr. Meyers serve as members of our Audit Committee, and Mr. Hamilton chairs the Audit Committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the Audit Committee, all of whom must be independent. The Board of Directors has determined that each of Ms. D’Alessio, Mr. Hamilton and Dr. Meyers meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

The Board has determined that Mr. Hamilton, is an “audit committee financial expert” (as defined in the SEC rules) because he has the following attributes: (i) an understanding of generally accepted accounting principles in the United States of America (“GAAP”) and financial statements; (ii) the ability to assess the general application of such principles in connection with accounting for estimates, accruals and reserves; (iii) experience analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements; (iv) an understanding of internal control over financial reporting; and (v) an understanding of Audit Committee functions. Mr. Hamilton has acquired these attributes as a result of his significant experience serving on the Board of Directors of various private and public companies and the Co-Founder and president of Donald Capital LLC, a FINRA registered investment banking firm.

We have adopted an Audit Committee Charter, which details the principal functions of the Audit Committee, including:

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●	the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;

●	pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

●	setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;

●	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

●	obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

●	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

●	reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

The Audit Committee also has the sole authority, at its discretion and at our expense, to retain, compensate, evaluate and terminate our independent auditors and to review, as it deems appropriate, the scope of our annual audits, our accounting policies and reporting practices, our system of internal controls, our compliance with policies regarding business conduct and other matters. In addition, the Audit Committee has the authority, at its discretion and at our expense, to retain special legal, accounting or other advisors to advise the Audit Committee.

Compensation Committee and Nominating and Corporate Governance Committee

We have established a Compensation Committee of the Board of Directors. Ms. D’Alessio and Dr. Meyers serve as members of our Compensation Committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the Compensation Committee, all of whom must be independent. Each of Ms. D’Alessio and Dr. Meyers are independent, and Dr. Meyer’s chairs the Compensation Committee.

We have adopted a Compensation Committee Charter, which details the principal functions of the Compensation Committee, including:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

●	reviewing and approving on an annual basis the compensation, if any is paid by us, of all of our other officers;

●	reviewing on an annual basis our executive compensation policies and plans;

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●	implementing and administering our incentive compensation equity-based remuneration plans;

●	assisting management in complying with our proxy statement and annual report disclosure requirements;

●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

●	if required, producing a report on executive compensation to be included in our annual proxy statement; and

●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominations for Directors

We have established a Nominating and Corporate Governance Committee. The members of our nominating and corporate governance are Ms. D’Alessio and Dr. Meyers and Ms. D’Alessio serves as chair of the Nominating and Corporate Governance Committee.

The primary purposes of our Nominating and Corporate Governance Committee are to assist the board in:

●	identifying, screening and reviewing individuals qualified to serve as directors and recommending to the Board of Directors candidates for nomination for election at the annual meeting of shareholders or to fill vacancies on the Board of Directors;

●	developing, recommending to the Board of Directors and overseeing implementation of our corporate governance guidelines;

●	coordinating and overseeing the annual self-evaluation of the Board of Directors, its committees, individual directors and management in the governance of the company; and

●	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The Nominating and Corporate Governance Committee is governed by a charter that complies with the rules of the Nasdaq.

Our Nominating and Corporate Governance Committee will recommend to the Board of Directors candidates for nomination for election at the annual meeting of the shareholders. The Board of Directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of shareholders (or, if applicable, a special meeting of shareholders).

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Board of Directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders.

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Director Independence

Nasdaq listing standards require that a majority of our Board of Directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s Board of Directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that all of our directors, other than Mr. Cohen and Mr. Arango, are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

In assessing director independence, the Board considers, among other matters, the nature and extent of any business relationships, including transactions conducted, between the Company and each director and between the Company and any organization for which one of our directors is a director or executive officer or with which one of our directors is otherwise affiliated.

Shareholder Communications with the Board

A shareholder who wishes to communicate with our Board of Directors may do so by directing a written request addressed to our Secretary, 15110 N. Dallas Parkway, Suite 600, Dallas, Texas 75248, who, upon receipt of any communication other than one that is clearly marked “Confidential,” will note the date the communication was received, open the communication, make a copy of it for our files and promptly forward the communication to the director(s) to whom it is addressed. Upon receipt of any communication that is clearly marked “Confidential,” our Secretary will not open the communication, but will note the date the communication was received and promptly forward the communication to the director(s) to whom it is addressed.

Policy on Equity Ownership

The Company does not have a policy on equity ownership at this time.

Policy against Hedging

The Company recognizes that hedging against losses in Company shares may disturb the alignment between shareholders and executives that equity awards are intended to build; however, while ’short sales’ are discouraged by the Company, the Company does not currently have a policy prohibiting such transactions. We plan to implement a policy prohibiting such transactions in the future.

Compensation Recovery

On October 26, 2023, the Board of Directors of the Company approved the adoption of a Policy for the Recovery of Erroneously Awarded Incentive Based Compensation (the “Clawback Policy”), with an effective date of October 2, 2023, in order to comply with the final clawback rules adopted by the Securities and Exchange Commission under Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (“Rule 10D-1”), and the listing standards, as set forth in the Nasdaq Listing Rule 5608 (the “Final Clawback Rules”).

The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation from current and former executive officers as defined in Rule 10D-1 (“Covered Officers”) of the Company in the event that the Company is required to prepare an accounting restatement, in accordance with the Final Clawback Rules. The recovery of such compensation applies regardless of whether a Covered Officer engaged in misconduct or otherwise caused or contributed to the requirement of an accounting restatement. Under the Clawback Policy, the Board of Directors may recoup from the Covered Officers erroneously awarded incentive compensation received within a lookback period of the three completed fiscal years preceding the date on which the Company is required to prepare an accounting restatement.

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Code of Ethics

We have adopted a Code of Ethical Business Conduct (“Code of Ethics”) that applies to all of our directors, officers and employees. We intend to disclose any amendments to our Code of Ethics and any waivers with respect to our Code of Ethics granted to our principal executive officer, our principal financial officer, or any of our other employees performing similar functions in a Current Report on Form 8-K.

There have been no waivers granted with respect to our Code of Ethics to any such officers or employees.

Whistleblower Protection Policy

The Company adopted a Whistleblower Protection Policy (“Whistleblower Policy”) that applies to all of its directors, officers, employees, consultants, contractors and agents of the Company. The Whistleblower Policy has been reviewed and approved by the Board.

Board Diversity

While we do not have a formal policy on diversity, our Board of Directors considers diversity to include the skill set, background, reputation, type and length of business experience of our board members as well as a particular nominee’s contributions to that mix. Our Board of Directors believes that diversity promotes a variety of ideas, judgments and considerations to the benefit of our Company and shareholders.

On August 6, 2021, the Securities and Exchange Commission approved a proposed rule from Nasdaq on diversity of boards of directors of companies listed on Nasdaq. Pursuant to the rule as approved (the “Diversity Rule”), any company newly listing on The Nasdaq Capital Market that was not previously subject to a substantially similar requirement of another national securities exchange, is required to have, explain why it does not have, at least two Diverse (as defined below) directors by the later of: (a) two years from the date of listing; or (b) the date the company files its proxy statement or its information statement (or, if the company does not file a proxy, in its Form 10-K) for the company’s second annual meeting of shareholders subsequent to the company’s listing; provided that if the company has a board of five or fewer members it need only have, or explain why it does not have, one Diverse director. Unless exempt from the rules as discussed below, at least one Diverse director must self-identify as female and at least one Diverse director must self-identify as an underrepresented minority or as LGBTQ+ (unless we remain as a smaller reporting company, in which case both Diverse directors may self-identify as female). “Diverse” means an individual who self-identifies as one or more of the following: female, LGBTQ+, or an underrepresented individual based on national, racial, ethnic, indigenous, cultural, religious or linguistic. We currently have one director who self-identifies as female.

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Executive and Director Compensation

Executive Compensation Table

The following table sets forth information concerning the compensation of (i) all individuals serving as our principal executive officer or acting in a similar capacity for the period from October 7, 2021 (Inception) to December 31, 2022 (“PEO”), regardless of compensation level; (ii) our two most highly compensated executive officers other than the PEO who were serving as executive officers for the periods ended December 31, 2021 and 2022, if any (subject to the limitations below); and (iii) up to two additional individuals for whom disclosure would have been provided pursuant to (ii) but for the fact that the individual was not serving as an executive officer at December 31, 2021 or 2022 (collectively, the “Named Executive Officers”).

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)		Option Awards ($)(1)		All Other Compensation ($)(2)	Total ($)
Jacob D. Cohen	2022	70,000	—	100,000		462,750	(5)	—	632,750
CEO and Chairman(3)	2021	—	—	—		—		—	—

Jonathan Arango	2022	50,000	—	100,000		308,500	(6)	—	458,500
President, Secretary and Director(3)	2021	—	—	—		—		—

Eugene M. Johnston	2022	—	—	41,763	(7)	—		—	41,763
CFO(4)

(1)	In accordance with SEC rules, the amounts included in this column are the grant date fair value for awards granted in the fiscal years shown, computed in accordance with the stock-based compensation accounting rules that are a part of generally accepted accounting principles in effect in the United States (as set forth in Financial Accounting Standards Board’s Accounting Standards Codification Topic 718), but excluding the effect of any estimated forfeitures of such awards. The values in this column reflect the full grant date fair value of all equity awards granted during the year, although the awards are subject to vesting periods based on continued employment.

(2)	Does not include perquisites and other personal benefits or property, unless the aggregate amount of such compensation is more than $10,000. No executive officer earned any non-equity incentive plan compensation or nonqualified deferred compensation during the periods reported above. No executive officer serving as a director received any compensation for services on the Board of Directors separate from the compensation paid as an executive for the periods above.

(3)	Mr. Cohen and Mr. Arango became officers of the Company effective on October 7, 2021, the date of formation.

(4)	Mr. Johnston was appointed as Chief Financial Officer of the Company effective on October 1, 2022.

(5)	On August 31, 2022, in consideration for agreeing to an employment agreement with the Company, Mr. Cohen received a sign-on bonus of options to purchase 750,000 shares of common stock of the Company, with an exercise price of $1.10 per share, with options to purchase 250,000 shares vesting every 12 months that the agreement is in effect, beginning September 1, 2023. The options have a term of five years.

(6)	On August 31, 2022, in consideration for agreeing to an employment agreement with the Company, Mr. Arango received a sign-on bonus of options to purchase 500,000 shares of common stock of the Company, with an exercise price of $1.10 per share, with options to purchase 166,666 shares vesting every 12 months that the agreement is in effect, beginning September 1, 2023. The options have a term of five years.

(7)	Effective on October 1, 2022, the Company granted Mr. Johnston 150,000 shares of the Company’s restricted stock which vest over a 6-month period at the rate of 25,000 shares per month with the first 25,000 shares vesting on November 1, 2022, which have vested to date. The shares were valued at $0.28 per share for a total of $41,763.

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Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information as of December 31, 2022 concerning outstanding equity awards for the executive officers named in the Summary Compensation Table.

	Option Awards					Stock Awards(3)
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable		Option Exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)		Market value of shares or units of stock that have not vested ($)(4)
Jacob D. Cohen	—	750,000	(1)	$1.10	9/1/2027	—		$—

Jonathan Arango	—	500,000	(2)	$1.10	9/1/2027	—		$—

Eugene M. Johnston	—	—		$—	—	100,000	(3)	$28,000

(1)	On August 31, 2022, in consideration for agreeing to an employment agreement with the Company, Mr. Cohen received a sign-on bonus of options to purchase 750,000 shares of common stock of the Company, with an exercise price of $1.10 per share, with options to purchase 250,000 shares vesting every 12 months that the agreement is in effect, beginning September 1, 2023. The options have a term of five years.

(2)	On August 31, 2022, in consideration for agreeing to an employment agreement with the Company, Mr. Arango received a sign-on bonus of options to purchase 500,000 shares of common stock of the Company, with an exercise price of $1.10 per share, with options to purchase 166,666 shares vesting every 12 months that the agreement is in effect, beginning September 1, 2023. The options have a term of five years.

(3)	Effective on October 1, 2022, the Company granted Mr. Johnston 150,000 shares of the Company’s restricted stock which vest over a 6-month period at the rate of 25,000 shares per month with the first 25,000 shares vesting on November 1, 2022.

(4)	Calculated by multiplying the number of shares shown in the table by $0.28, the fair market value of our common stock as of December 31, 2022, as determined by management.

Recent Compensation Awards

On October 1, 2023, the Company executed a Summary of Terms and Conditions with Gene Johnston continuing his appointment as the Company’s Chief Financial Officer on a full-time basis for a term of 12 months. Pursuant to the agreement, the Company issued Johnston 50,000 shares of the Company’s common stock and agreed to pay him $2,000 per month. The shares were issued under, and subject to the terms of, the Company’s 2022 Equity Incentive Plan.

On May 1, 2023, the Company granted 150,000 options to purchase shares of common stock of the Company, under the 2022 Plan to Amanda Hammer, the Company’s COO, related to her employment agreement. The options have an exercise price of $1.10 per share, an original life of five years and vest at the annual renewal of their employment over three years. The options were issued under, and subject to the terms of, the Company’s 2022 Equity Incentive Plan.

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Employment Agreements

Jacob D. Cohen, Chief Executive Officer

On August 31, 2022, we entered into an Executive Employment Agreement with Jacob D. Cohen. The agreement, which provides for Mr. Cohen to serve as our Chief Executive Officer, was effective September 1, 2022, and has a term extending through September 1, 2025, provided that the agreement automatically renews for additional one-year terms thereafter in the event neither party provides the other at least 60 days prior notice of their intention not to renew the terms of the agreement.

Pursuant to the terms of the agreement, Mr. Cohen’s annual compensation package currently includes (a) a base salary of $300,000 per year ($180,000 per year through May 1, 2023), subject to automatic annual increases of $60,000 each year the agreement is in place, and subject to further increases as determined in the sole discretion of the Compensation Committee or the Board of Directors, and (b) a bonus payment to be determined in the sole discretion of the Compensation Committee or the Board of Directors in an annual targeted amount of 200% of his base salary (the “Targeted Bonus”), subject to the compliance by Mr. Cohen with performance goals that may be established by the Compensation Committee or the Board of Directors from time to time, provided no goals have been established to date, and that in the absence of performance goals, the amount of such bonus would be wholly determined in the discretion of the Compensation Committee or the Board of Directors. Mr. Cohen is also paid an automobile allowance of $1,500 per month during the term of the agreement and is eligible to participate in our stock option plan and other benefit plans.

In consideration for agreeing to the terms of the agreement, Mr. Cohen received a sign-on bonus of options to purchase 750,000 shares of common stock of the Company, with an exercise price of $1.10 per share, with options to purchase 250,000 shares vesting every 12 months that the agreement is in effect. The options have a term of five years.

Mr. Cohen’s compensation under his employment agreement may be increased from time to time, by the Compensation Committee, or the Board of Directors (with the recommendation of the Compensation Committee), which increases do not require the entry into an amended employment agreement. Mr. Cohen may also receive bonuses from time to time, in the discretion of the Board and/or Compensation Committee in cash, stock, or options.

The agreement prohibits Mr. Cohen from competing against us during the term of the agreement and for a period of 12 months after the termination of the agreement in any state and any other geographic area in which we or our subsidiaries provide Restricted Services or Restricted Products, directly or indirectly, during the 12 months preceding the date of the termination of the agreement. “Restricted Services” means the or men’s wellness services and any other services and any other services that we or our subsidiaries have provided or are researching, developing, performing and/or providing at any time during the two years immediately preceding the date of termination, or which Mr. Cohen has obtained any trade secret or other confidential information about at any time during the two years immediately preceding the date of termination of the agreement. “Restricted Products” branded men’s wellness products sold to consumers via a telemedicine platform and any other product and any other product, that we or our subsidiaries have provided or are researching, developing, manufacturing, distributing, selling and/or providing at any time during the two years immediately preceding the date the agreement is terminated, or which Mr. Cohen obtained any trade secret or other confidential information in connection with at any time during the two years immediately preceding the date of termination of the agreement.

We may terminate Mr. Cohen’s employment (a) for “cause” which means (i) Mr. Cohen materially breaches any obligation, duty, covenant or agreement under the agreement, which breach is not cured or corrected within thirty days of written notice thereof from the Company (except for breaches of the assignment of inventions or confidentiality/non-solicitation and non-compete provisions of the agreement, which cannot be cured and for which the Company need not give any opportunity to cure); or (ii) Mr. Cohen commits any act of misappropriation of funds or embezzlement; or (iii) Mr. Cohen commits any act of fraud; or (iv) Mr. Cohen is convicted of, or pleads guilty or nolo contendere with respect to, theft, fraud, a crime involving moral turpitude, or a felony under federal or applicable state law; and, in the case of any of the above offenses, such offense casts reasonable doubt on Mr. Cohen’s ability to perform his duties going forward; (b) in the event Mr. Cohen suffers a physical or mental disability which renders him unable to perform his duties and obligations for either 90 consecutive days or 180 days in any 12-month period; (c) for any reason without “cause”; (d) upon expiration of the initial term of the agreement (or any renewal) upon notice as provided above, or (e) at any time without cause. The agreement also automatically terminates upon the death of Mr. Cohen.

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Mr. Cohen may terminate his employment (a) for “good reason” if there is (i) a material diminution in his authority, duties, or responsibilities; (ii) a material diminution in the authority, duties, or responsibilities of the supervisor to whom Mr. Cohen is required to report, including, if applicable, a requirement that Mr. Cohen report to an officer or employee of the Company rather than reporting to the Board; (iii) a material breach by the Company of the agreement, or (iv) a material diminution in Mr. Cohen’s base salary; provided, however, prior to any such termination by Mr. Cohen for “good reason,” Mr. Cohen must first advise us in writing (within 90 days of the occurrence of such event) and provide us 30 days to cure, after which in the event we do not cure the issue leading to such “good reason” notice, Mr. Cohen has 30 days to resign for “good reason”); (b) for any reason without “good reason”; and (c) upon expiration of the initial term of the agreement (or any renewal) upon notice as provided above.

If Mr. Cohen’s employment is terminated due to his death or disability, Mr. Cohen or his estate is entitled to a lump sum cash severance payment equal to the sum of (i) Mr. Cohen’s base salary accrued through the termination date; (ii) any unpaid cash bonus for the prior year that would have been paid had Mr. Cohen not been terminated prior to such payment; and (iii) Mr. Cohen’s Targeted Bonus for the year of termination multiplied by the number of days in such year preceding the termination date divided by 365. Additionally, and notwithstanding anything to the contrary in any equity agreement, any unvested stock options or equity compensation held by Mr. Cohen shall vest and shall be exercisable until the earlier of (x) ninety days from the date of termination and (y) the latest date upon which such stock options or equity would have expired by their original terms under any circumstances.

If Mr. Cohen’s employment is terminated pursuant to Mr. Cohen without “good reason” or his non-renewal of the agreement, or by the Company with cause, Mr. Cohen is entitled to his base salary accrued through the termination date and no other benefits other than continuation of health insurance benefits on the terms and to the extent required by COBRA, or such other similar law or regulation as may be applicable to the Mr. Cohen or the Company with respect to the Mr. Cohen. Additionally, any unvested stock options or equity compensation held by Mr. Cohen shall immediately terminate and be forfeited (unless otherwise provided in the applicable award) and any previously vested stock options (or if applicable equity compensation) shall be subject to terms and conditions set forth in the applicable equity agreement, as such may describe the rights and obligations upon termination of employment of Mr. Cohen.

If Mr. Cohen’s employment is terminated by Mr. Cohen for “good reason” or by the Company without “cause” or due to the Company’s non-renewal, (a) Mr. Cohen is entitled to his base salary accrued through the termination date and any unpaid cash bonus for the prior completed calendar year that would have been paid had Mr. Cohen not been terminated prior to such payment, plus a lump sum cash severance payment equal to the sum of (i) an amount equal to Mr. Cohen’s current annual base salary plus (ii) an amount equal to Mr. Cohen’s Targeted Bonus for the year containing the termination date (the “Severance Payment”); and (b) provided Mr. Cohen elects to receive continued health insurance coverage through COBRA, the Company will pay Mr. Cohen’s monthly COBRA contributions for health insurance coverage, as may be amended from time to time (less an amount equal to the premium contribution paid by active Company employees, if any) for 12 months following the termination date (the “Health Payment”); provided, however, that if at any time Mr. Cohen is covered by a substantially similar level of health insurance through subsequent employment or otherwise, the Company’s health benefit obligations shall immediately cease, and the Company shall have no further obligation to make the Health Payment. Additionally, and notwithstanding anything to the contrary in any equity agreement, any unvested stock options or equity compensation previously granted to the Mr. Cohen will vest immediately upon such termination and shall be exercisable by the Mr. Cohen until the earlier of (A) ninety days from the date of termination and (B) the latest date upon which such stock options or equity would have expired by their original terms under any circumstances.

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As a condition to Mr. Cohen’s right to receive any Severance Payment, (a) Mr. Cohen must execute and deliver to the Company a written release in form and substance satisfactory to the Company, of any and all claims against the Company and all directors and officers of the Company with respect to all matters arising out of Mr. Cohen’s employment, or the termination thereof (other than claims for entitlements under the terms of the agreement or plans or programs of the Company in which Mr. Cohen has accrued a benefit); and (b) Mr. Cohen must not have breached any of his covenants and agreements under the Agreement relating to assignment of inventions and confidentiality, including the non-solicitation and non-compete provisions thereof, which shall continue following the Termination Date.

If a Change of Control (as defined below) occurs during the term of the agreement, or within six months after Mr. Cohen’s termination of employment by him for good reason or by the Company without cause or upon non-renewal, the Company is required to pay Mr. Cohen, within 60 days following the date of such Change of Control, a cash payment in a lump sum in an amount equal to (x) minus (y) where (x) equals 3.0 times the sum of (a) the current annual base salary of the Mr. Cohen; and (b) the amount of the most recent cash bonus paid to the Mr. Cohen (collectively (a) and (b), the “Change of Control Payment”) and (y) equals the amount of any severance payment actually paid to Mr. Cohen in connection with a non-Change of Control termination, as discussed above). In the event the Compensation Committee has not previously made a determination regarding cash bonus or the most recent cash bonus was zero, the “amount of the most recent cash bonus paid to the Mr. Cohen” is instead equal to “the targeted bonus for the year in which the Change in Control occurs.” Additionally, following a change of control termination, all outstanding stock options and other equity compensation held by Mr. Cohen are exercisable by the Mr. Cohen pursuant to the terms thereof until the earlier of (a) ninety (90) days from his termination date and (b) the latest date upon which such stock options and other equity compensation would have expired by their original terms under any circumstances; provided any equity awards outstanding prior to the entry into the Executive Employment Agreement continue to be governed by the terms set forth in such award agreements.

“Change of Control” for the purposes of the agreement means: (a) any person obtaining beneficial ownership representing more than 50% of the total voting power represented by our then outstanding voting securities without the approval of not fewer than two-thirds of our Board of Directors; (b) a merger or consolidation of us whether or not approved by our Board of Directors, other than a merger or consolidation that would result in our voting securities immediately prior thereto continuing to represent at least 50% of the total voting power outstanding immediately after such merger or consolidation, (c) our shareholders approving a plan of complete liquidation or an agreement for the sale or disposition by us of all or substantially all of our assets, or (d) as a result of the election of members to our Board of Directors, a majority of the Board of Directors consists of persons who are not members of the Board of Directors on September 1, 2022, except in the event that such slate of directors is proposed by a committee of the Board of Directors.

The agreement contains standard assignment of inventions, indemnification and confidentiality provisions. Further, Mr. Cohen is subject to non-solicitation covenants during the term of the agreement.

Although Mr. Cohen will be prohibited from competing with us while he is employed with us, he will only be prohibited from competing for 12 months after his employment with us ends pursuant to the agreement. Accordingly, Mr. Cohen could be in a position to use industry experience gained while working with us to compete with us.

Jonathan Arango, President and Secretary

On August 31, 2022, we entered into an Executive Employment Agreement with Jonathan Arango. The agreement, which provides for Mr. Arango to serve as our President, Chief Operating Officer (which role he ceased serving as in May 2023) and Secretary, was effective September 1, 2022, and has a term extending through September 1, 2025, provided that the agreement automatically extends for additional one-year terms thereafter in the event neither party provides the other at least 60 days prior notice of their intention not to renew the terms of the agreement.

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Pursuant to the terms of the agreement, Mr. Arango’s annual compensation package currently includes (1) a base salary of $120,000 per year, subject to annual increases of $30,000, each year the agreement is in place, and subject to further increases as determined in the sole discretion of the Compensation Committee or the Board of Directors, and (2) a bonus payment to be determined in the sole discretion of the Compensation Committee or the Board of Directors in an annual targeted amount of 200% of his base salary, subject to the compliance by Mr. Arango with performance goals that may be established by the Compensation Committee or the Board of Directors from time to time, provided no goals have been established to date, and that in the absence of performance goals, the amount of such bonus would be wholly determined in the discretion of the Compensation Committee or the Board of Directors. Mr. Arango is also paid an automobile allowance of $1,000 per month during the term of the agreement and is eligible to participate in our stock option plan and other benefit plans.

From time to time the Compensation Committee or the Board of Directors may also pay or grant discretionary cash bonuses or equity bonuses to Mr. Arango in their discretion, or increase the targeted bonus or the base salary, which increases in target and/or base salary are not required to be set forth in an amendment to the agreement.

In consideration for agreeing to the terms of the agreement, Mr. Arango received a sign-on bonus of options to purchase 500,000 shares of common stock of the Company, with an exercise price of $1.10 per share, with options to purchase 166,666 shares vesting every 12 months that the agreement is in effect. The options have a term of five years.

Other than as discussed above, Mr. Arango’s employment, including, but not limited to required severance and change of control payments, is identical terms as Mr. Cohen’s agreement discussed above.

Although Mr. Arango will be prohibited from competing with us while he is employed with us, he will only be prohibited from competing for 12 months after his employment with us ends pursuant to the agreement. Accordingly, Mr. Arango could be in a position to use industry experience gained while working with us to compete with us.

Eugene M. Johnston, Chief Financial Officer

On October 1, 2022, the Company entered into an offer letter with Eugene M. Johnston (the “Offer Letter”). The Offer Letter provided for Mr. Johnston to serve as the full-time Chief Financial Officer of the Company, reporting to the Company’s Board of Directors and Chief Executive Officer, for a term of 12 months from October 1, 2022 to September 30, 2023. Pursuant to the Offer Letter, the Company agreed to grant Mr. Johnston 150,000 shares of the Company’s restricted stock which vested over a 6-month period at the rate of 25,000 shares per month with the first 25,000 shares vesting on November 1, 2022. Pursuant to the Offer Letter, Mr. Johnston is eligible to participate in any of the Company’s future sponsored benefit plans, including but not limited to, health insurance benefits, 401k, stock option or restricted stock grants, and other fringe benefits, once established, and no earlier than the first of the month following 105 days of Johnston’s start date. Mr. Johnston is also eligible to receive equity incentive grants or cash bonus awards as determined by the Company’s Board (or a committee of the Board) in their sole discretion from time to time. The shares were valued at $0.28 per share for a total of $41,763.

On October 1, 2023, the Company executed a Summary of Terms and Conditions with Mr. Johnston continuing his appointment as the Company’s Chief Financial Officer on a full-time basis for a term of 12 months. Pursuant to the agreement, the Company issued Mr. Johnston 50,000 shares of the Company’s common stock and agreed to pay him $2,000 per month. The shares were issued under, and subject to the terms of, the Company’s 2022 Equity Incentive Plan.

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Amanda Hammer, Chief Operating Officer

On and effective on May 1, 2023, we entered into an Employment Agreement with Mrs. Amanda Hammer. The Employment Agreement provides for Mrs. Hammer to serve as Chief Operating Officer of the Company for an initial three-year term extending through May 1, 2026, provided that the agreement automatically renews for additional one-year terms thereafter in the event neither party provides the other at least 60 days prior notice of their intention not to renew the terms of the agreement.

The agreement provides for Mrs. Hammer to receive an annual salary of $150,000 per year (the “Base Salary”). The Employment Agreement also required the Company to grant Mrs. Hammer a sign-on bonus of (a) 75,000 shares of common stock of the Company, vested in full upon issuance, and (b) options to purchase an additional 150,000 shares of common stock of the Company, with an exercise price of the greater of (i) $1.10 per share; and (ii) the closing sales price of the Company’s common stock on the Nasdaq Capital Market on the date the Employment Agreement and the grant is approved by the Board (which date was May 1, 2023), and which exercise price was $1.10 per share, with options to purchase 50,000 shares vesting every twelve months that the Employment Agreement is in effect, subject to the terms of the Company’s 2022 Equity Incentive Plan. The options are exercisable for a period of ten years and are documented by a separate option agreement entered into by the Company and Mrs. Hammer (the “Option Agreement”).

Pursuant to the terms of the Employment Agreement, Mrs. Hammer’s annual compensation package includes (1) a Base Salary (described above), subject to increases from time to time in the determination of the Compensation Committee of the Board (or the Board with the recommendation of the Compensation Committee), and (2) a discretionary bonus payment to be determined in the sole discretion of the Compensation Committee or the Board of Directors in the targeted amount of 100% of her Base Salary (the “Cash Bonus”). Mrs. Hammer is also eligible for discretionary equity bonuses and/or cash awards, from time to time in the discretion of the Compensation Committee and/or Board of Directors.

Mrs. Hammer’s compensation under her employment agreement may be increased from time to time, by the Compensation Committee, or the Board of Directors (with the recommendation of the Compensation Committee), which increases do not require the entry into an amended employment agreement.

The Employment Agreement prohibits Mrs. Hammer from competing against us during the term of the agreement and for a period of twelve months after the termination of the agreement in any state and any other geographic area in which we or our subsidiaries provide Restricted Services or Restricted Products, directly or indirectly, during the twelve months preceding the date of the termination of the agreement. “Restricted Products” means any product that the Company or any of its subsidiaries has provided or is developing, manufacturing, distributing, selling and/or providing at any time during the term of the Agreement, or which she obtained any trade secret or other confidential information about at any time during the term, or which she became aware of as a result of services rendered under the Employment Agreement. “Restricted Services” means any services that the Company or any of its subsidiaries has provided or is developing, performing and/or providing at any time during the term of the agreement, or which she obtained any trade secret or other confidential information about at any time during the term, or which she became aware of as a result of services rendered under the Employment Agreement. The non-compete requirements described in the paragraph above, as well as the restriction on Mrs. Hammer to refrain, for a period of twelve months from the termination date, from soliciting customers of the Company with whom Mrs. Hammer worked during the last year of Mrs. Hammer’s employment with the Company and from soliciting employees of the Company to leave the employment of the Company, are defined as the “Non-Compete Provisions”.

We may terminate Mrs. Hammer’s Employment Agreement (a) for “cause” which means (i) that Mrs. Hammer has materially breached any obligation, duty, covenant or agreement under the agreement, which breach is not cured or corrected within thirty days of written notice thereof from the Company (except for breaches of the assignment of inventions or confidentiality/non-solicitation and non-compete provisions of the agreement, which cannot be cured and for which the Company need not give any opportunity to cure); (ii) Mrs. Hammer commits any act of misappropriation of funds or embezzlement; (iii) Mrs. Hammer commits any act of fraud; or (iv) Mrs. Hammer is convicted of, or pleads guilty or nolo contendere with respect to, theft, fraud, a crime involving moral turpitude, or a felony under federal or applicable state law; (b) in the event Mrs. Hammer suffers a physical or mental disability which renders him unable to perform her duties and obligations for either 90 consecutive days or 180 days in any 12-month period; (c) for any reason without “cause”; or (d) upon expiration of the initial term of the agreement (or any renewal) upon notice as provided above. The agreement also automatically terminates upon the death of Mrs. Hammer.

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Mrs. Hammer may terminate her employment (a) for “good reason” if there is (i) a material diminution in her authority, duties, or responsibilities; (ii) a material diminution in the authority, duties, or responsibilities or a requirement that Mrs. Hammer report to an officer or employee of the Company rather than reporting to the Board; (iii) a material breach by the Company of the agreement, or (iv) a material diminution in Mrs. Hammer’s Base Salary, in each case without her prior written consent; provided, however, prior to any such termination by Mrs. Hammer for “good reason,” Mrs. Hammer must first advise us in writing (within 30 days of the occurrence of such event) and provide us 30 days to cure (5 days in the event the event results to a reduction in her salary), after which in the event we do not cure the issue leading to such “good reason” notice, Mrs. Hammer has 30 days to resign for “good reason”); (b) for any reason without “good reason”; and (c) upon expiration of the initial term of the agreement (or any renewal) upon notice as provided above.

If Mrs. Hammer’s employment is terminated due to her death or disability, Mrs. Hammer or her estate is entitled to a lump sum cash severance payment equal to the sum of (i) Mrs. Hammer’s Base Salary accrued through the termination date; (ii) any unpaid Cash Bonus for the prior year that would have been paid had Mrs. Hammer not been terminated prior to such payment; and (iii) the pro rata amount of the current year’s targeted bonus, multiplied by the number of days in such year preceding the termination date divided by 365. Additionally, and notwithstanding anything to the contrary in any equity agreement, any unvested stock options or equity compensation held by Mrs. Hammer upon such termination shall vest and shall be exercisable until the earlier of (A) ninety days from the date of termination and (B) the latest date upon which such stock options or equity would have expired by their original terms under any circumstances.

If Mrs. Hammer’s employment is terminated by Mrs. Hammer without “good reason” or her non-renewal of the agreement, or by non-renewal by the Company, by the Company with cause or the Company’s non-renewal of the agreement, Mrs. Hammer is entitled to her Base Salary accrued through the termination date and no other benefits other than continuation of health insurance benefits on the terms and to the extent required by COBRA, or such other similar law or regulation as may be applicable to Mrs. Hammer or the Company with respect to Mrs. Hammer. Additionally, any unvested stock options or equity compensation held by Mrs. Hammer shall immediately terminate and be forfeited (unless otherwise provided in the applicable award) and any previously vested stock options (or if applicable equity compensation) shall be subject to terms and conditions set forth in the applicable equity agreement, as such may describe the rights and obligations upon termination of employment of Mrs. Hammer.

If Mrs. Hammer’s employment is terminated by Mrs. Hammer for “good reason”, or by the Company without “cause”, (a) Mrs. Hammer is entitled to her Base Salary accrued through the termination date and any unpaid Cash Bonus for the prior completed calendar year that would have been paid had Mrs. Hammer not been terminated prior to such payment, plus a lump sum cash severance payment equal to (x) the sum of (i) an amount equal to her current annual Base Salary; plus (ii) an amount equal to her targeted bonus for the year containing the termination date, multiplied by (y) a fraction, (A) the numerator of which shall equal the Severance Months (defined below), and (B) the denominator of which is 12 (the “Severance Payment”); and (b) provided Mrs. Hammer elects to receive continued health insurance coverage through COBRA, the Company will pay Mrs. Hammer’s monthly COBRA contributions for health insurance coverage, as may be amended from time to time (less an amount equal to the premium contribution paid by active Company employees, if any) for the Severance Months following the termination date (the “Health Payment”); provided, however, that if at any time Mrs. Hammer is covered by a substantially similar level of health insurance through subsequent employment or otherwise, the Company’s health benefit obligations shall immediately cease, and the Company shall have no further obligation to make the Health Payment. Additionally, and notwithstanding anything to the contrary in any equity agreement, any unvested stock options or equity compensation previously granted to Mrs. Hammer will vest immediately upon such termination and shall be exercisable by Mrs. Hammer until the earlier of (A) ninety (90) days from the date of termination and (B) the latest date upon which such stock options or equity would have expired by their original terms under any circumstances, provided that such provisions shall not affect any equity awards outstanding prior to the date of the Employment Agreement.

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As a condition to Mrs. Hammer’s right to receive any Severance Payment, (A) Mrs. Hammer must execute and deliver to the Company a written release in form and substance satisfactory to the Company, of any and all claims against the Company and all directors and officers of the Company with respect to all matters arising out of Mrs. Hammer’s employment, or the termination thereof (other than claims for entitlements under the terms of the agreement or plans or programs of the Company in which Mrs. Hammer has accrued a benefit), which must be effective by the 60th day following her termination date; and (B) Mrs. Hammer must not have breached any of her covenants and agreements under the Agreement relating to assignment of inventions and confidentiality, including the non-solicitation and non-compete provisions thereof, which shall continue following the termination date.

“Severance Months” means (a) three, in the event the period of time between the effective date and the termination date is less than one year; (b) six, in the event the period of time between the effective date and the termination date is one year or more, but less than two years; (c) nine, in the event the period of time between the effective date and the termination date is two years or more, but less than three years; and (d) twelve, in the event the period of time between the effective date and the termination date is more than three years.

The Employment Agreement also contains standard assignment of inventions, indemnification and confidentiality provisions. Further, Mrs. Hammer is subject to non-solicitation covenants during the term of the agreement.

Although Mrs. Hammer will be prohibited from competing with us while she is employed with us, she will only be prohibited from competing for twelve months after her employment with us ends pursuant to her employment agreement. Accordingly, Mrs. Hammer could be in a position to use industry experience gained while working with us to compete with us.

Compensation of Directors

The following table sets forth compensation information with respect to our non-executive directors during our fiscal year ended December 31, 2022. The compensation of our executive directors is included above under “Executive Compensation Table.”

Name	Fees Earned or Paid in Cash ($)*	Stock Awards ($) (1) (2)(3)	All Other Compensation ($)	Total ($)
Lorraine D’Alessio	$—	$20,881	$—	$20,881
Alex P. Hamilton	$—	$20,881	$—	$20,881
Dr. Kenny Myers	$—	$20,881	$—	$20,881

* The table above does not include the amount of any expense reimbursements paid to the above directors. No directors received any Non-Equity Incentive Plan Compensation or Nonqualified Deferred Compensation. Does not include perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is more than $10,000.

(1)	In accordance with SEC rules, the amounts included in this column are the grant date fair value for awards granted in the fiscal years shown, computed in accordance with the stock-based compensation accounting rules that are a part of generally accepted accounting principles in effect in the United States (as set forth in Financial Accounting Standards Board’s Accounting Standards Codification Topic 718), but excluding the effect of any estimated forfeitures of such awards. The values in this column reflect the full grant date fair value of all equity awards granted during the year, although the awards are subject to vesting periods based on continued employment.

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(2)	No specific board compensation policy has been adopted to date; however, on October 14, 2022, we entered into offer letters with each of our three independent non-executive directors, Ms. D’Alessio, Mr. Hamilton and Dr. Meyers. Pursuant to the Offer Letters, each non-executive director agreed to serve as a member of our Board of Directors, and we agreed to grant each non-executive director 75,000 shares of restricted common stock (the “Director Shares”). The Director Shares were issued under the Company’s 2022 Equity Incentive Plan (the “Plan”), with the following vesting schedule: 1/3 of the Director Shares vested on October 14, 2022, and the remaining Director Shares vest annually in two increments on each of October 14, 2023 and 2024, subject to such directors continuing to provide services to the Company on such dates, and subject to the Restricted Stock Award agreements entered into in order to evidence such grants. The shares were valued at $.28 per share for a total of $72,039.

(3)	The aggregate number of unvested shares of restricted common stock held by each non-employee director listed above as of December 31, 2022 was as follows:

Name	Unvested Restricted Stock Shares (#)
Lorraine D’Alessio	50,000
Alex P. Hamilton	50,000
Dr. Kenny Myers	50,000

No specific board compensation policy has been adopted to date, however, we expect that our non-executive directors will be granted equity compensation and paid cash, from time to time, for their services on the Board of Directors.

Key Man Insurance

We obtained key man life insurance in the aggregate amount of $2,000,000 on the life of Jacob D. Cohen, the Chief Executive Officer of the Company, prior to the effectiveness of this offering.

2022 Equity Incentive Plan

On August 31, 2022, the Board of Directors and our majority shareholders adopted the Company’s 2022 Equity Incentive Plan (the “2022 Plan”).

The 2022 Plan provides an opportunity for any employee, officer, director or consultant of the Company, subject to limitations provided by federal or state securities laws, to receive (i) incentive stock options (to eligible employees only); (ii) nonqualified stock options; (iii) stock appreciation rights; (iv) restricted stock awards; (v) restricted stock units; (vi) shares in performance of services; (vii) other awards of equity or equity based compensation; or (viii) any combination of the foregoing. In making such determinations, the Board may take into account the nature of the services rendered by such person, his or her present and potential contribution to the Company’s success, and such other factors as the Board in its discretion shall deem relevant.

Shares Available Under the 2022 Plan; Evergreen Provision

Subject to adjustment in connection with the payment of a stock dividend, a stock split or subdivision or combination of the shares of common stock, or a reorganization or reclassification of the Company’s common stock, the aggregate number of shares of common stock which may be issued pursuant to awards under the 2022 Plan is the sum of (i) 3,500,000 shares, and (ii) an automatic increase on April 1st of each year for a period of nine years commencing on April 1, 2023 and ending on (and including) April 1, 2032, in an amount equal to the lesser of (x) five percent (5%) of the total shares of common stock of the Company outstanding on the last day of the immediately preceding fiscal year (the “Evergreen Measurement Date”); and (y) 1,000,000 shares of common stock; provided, however, that the Board may act prior to April 1st of a given year to provide that the increase for such year will be a lesser number of shares of common stock. This is also known as an “evergreen” provision. Notwithstanding the foregoing, no more than a total of 10,000,000 shares of common stock (or awards) may be issued or granted under the 2022 Plan in aggregate, and no more than 10,000,000 shares of common stock may be issued pursuant to the exercise of Incentive Stock Options.

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If an award granted under the 2022 Plan entitles a holder to receive or purchase shares of our common stock, then on the date of grant of the award, the number of shares covered by the award (or to which the award relates) will be counted against the total number of shares available for granting awards under the 2022 Plan. As a result, the shares available for granting future awards under the 2022 Plan will be reduced as of the date of grant. However, certain shares that have been counted against the total number of shares authorized under the 2022 Plan in connection with awards previously granted under such 2022 Plan will again be available for awards under the 2022 Plan as follows: shares of our common stock covered by an award or to which an award relates which were not issued because the award terminated or was paid in cash or any portion thereof that was forfeited or cancelled without the delivery of shares will again be available for awards, including, but not limited to shares forfeited to pay any exercise price or tax obligation.

In addition, shares of common stock related to awards that expire, are forfeited or cancelled or terminate for any reason without the issuance of shares shall not be treated as issued pursuant to the 2022 Plan.

The shares available for awards under the 2022 Plan will be authorized but unissued shares of our common stock or shares acquired in the open market or otherwise.

Administration

The Company is the issuer (manager) of the 2022 Plan. The 2022 Plan is administered by either (a) the entire Board of Directors of the Company, or (b) the Compensation Committee; or (b) as determined from time to time by the Board of Directors (the “Administrator”). Subject to the terms of the 2022 Plan, the Administrator may determine the recipients, the types of awards to be granted, the number of shares of our common stock subject to or the cash value of awards, and the terms and conditions of awards granted under the 2022 Plan, including the period of their exercisability and vesting. The Administrator also has the authority to provide for accelerated exercisability and vesting of awards. Subject to the limitations set forth below, the Administrator also determines the fair market value applicable to an award and the exercise or strike price of stock options and stock appreciation rights granted under the 2022 Plan.

The Administrator may also delegate to one or more executive officers the authority to designate employees who are not executive officers to be recipients of certain awards and the number of shares of our common stock subject to such awards. Under any such delegation, the Administrator will specify the total number of shares of our common stock that may be subject to the awards granted by such executive officer. The executive officer may not grant an award to himself or herself.

On or after the date of grant of an award under the 2022 Plan, the Administrator may (i) accelerate the date on which any such award becomes vested, exercisable or transferable, as the case may be, (ii) extend the term of any such award, including, without limitation, extending the period following a termination of a participant’s employment during which any such award may remain outstanding, or (iii) waive any conditions to the vesting, exercisability or transferability, as the case may be, of any such award; provided, that the Administrator shall not have any such authority to the extent that the grant of such authority would cause any tax to become due under Section 409A of the Internal Revenue Code (the “Code”).

Eligibility

All of our employees (including our affiliates), non-employee directors and consultants are eligible to participate in the 2022 Plan and may receive all types of awards other than incentive stock options. Incentive stock options may be granted under the 2022 Plan only to our employees (including our affiliates).

No awards are issuable by the Company under the 2022 Plan (a) in connection with services associated with the offer or sale of securities in a capital-raising transaction; or (b) where the services directly or indirectly promote or maintain a market for the Company’s securities.

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Limit on Non-Employee Director Compensation

The maximum number of shares subject to awards granted during a single calendar year to any non-employee director, taken together with any cash fees paid during the compensation year to the non-employee director, in respect of the director’s service as a member of the Board during such year (including service as a member or chair of any committees of the Board), will not exceed $500,000, or $1,000,000 in the first year such non-employee director is appointed to the Board, or in the case of any non-employee chairperson of the Board, in total value (calculating the value of any such awards based on the grant date fair value of such awards for financial reporting purposes). Compensation will count towards this limit for the fiscal year in which it was granted or earned, and not later when distributed, in the event it is deferred.

Option Terms

Stock options may be granted by the Administrator and may be either non-qualified (non-statutory) stock options or incentive stock options. The Administrator, in its sole discretion, determines the exercise price of any options granted under the Plan which exercise price is set forth in the agreement evidencing the option, provided however that at no time can the exercise price be less than the $0.0001 par value per share of the Company’s common stock. Stock options are subject to the terms and conditions, including vesting conditions, set by the Administrator (and incentive stock options are subject to further statutory restrictions that will be set forth in the grant agreement for those options). The exercise price for all stock options granted under the 2022 Plan will be determined by the Administrator, except that no stock options can be granted with an exercise price that is less than 100% of the fair market value of the Company’s common stock on the date of grant. Further, shareholders who own greater than 10% of the Company’s voting stock will not be granted incentive stock options that have an exercise price less than 110% of the fair market value of the Company’s common stock on the date of grant.

The term of all stock options granted under the 2022 Plan will be determined by the Administrator, but the term of an incentive stock option may not exceed 10 years (five years for incentive stock options granted to shareholders who own greater than 10% of the Company’s voting stock). Each stock option gives the grantee the right to receive a number of shares of the Company’s common stock upon exercise of the stock option and payment of the exercise price. The exercise price may be paid in cash or if approved by the Administrator, shares of the Company’s common stock. The Administrator may also permit other ways for a grantee to pay the exercise price.

Options granted under the 2022 Plan may be exercisable in cumulative increments, or “vest,” as determined by the Administrator.

Incentive stock options granted under the 2022 Plan are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. Nonqualified (non-statutory stock options) granted under the 2022 Plan are not intended to qualify as incentive stock options under the Code.

The Administrator may impose limitations on the transferability of stock options granted under the 2022 Plan in its discretion. Generally, a participant may not transfer a stock option granted under the 2022 Plan other than by will or the laws of descent and distribution or, subject to approval by the Administrator, pursuant to a domestic relations order. However, the Administrator may permit transfer of a stock option in a manner that is not prohibited by applicable tax and securities laws. Options may not be transferred to a third party financial institution for value.

Unless the terms of an optionholder’s stock option agreement, or other written agreement between us and the optionholder, provide otherwise, if an optionholder’s service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws or the immediate sale of shares acquired upon exercise of the option is prohibited by our insider trading policy. If an optionholder’s service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term. Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the administrator and may include (i) cash, check, bank draft or money order; (ii) a broker-assisted cashless exercise; (iii) the tender of shares of our common stock previously owned by the optionholder; (iv) a net exercise of the option (to the extent allowed); or (v) other legal consideration approved by the administrator.

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Except as explicitly provided otherwise in a participant’s stock option agreement or other written agreement with us or one of our affiliates, the term “cause” is defined in the 2022 Plan to mean any event which would qualify as cause for termination under the participant’s employment agreement with the Company, or, if there is no such employment agreement, any of the following (i) the recipient’s dishonest statements or acts with respect to the Company or any affiliate of the Company, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business; (ii) the recipient’s commission of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) the recipient’s failure to perform the recipient’s assigned duties and responsibilities to the reasonable satisfaction of the Company which failure continues, in the reasonable judgment of the Company, after written notice given to the recipient by the Company; (iv) the recipient’s gross negligence, willful misconduct or insubordination with respect to the Company or any affiliate of the Company; or (v) the recipient’s material violation of any provision of any agreement(s) between the recipient and the Company relating to noncompetition, non-solicitation, nondisclosure and/or assignment of inventions.

Restricted Stock Unit Awards

Restricted stock unit (RSU) awards are granted under restricted stock unit award agreements adopted by the administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our Board of Directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards

Restricted stock awards are granted under restricted stock award agreements adopted by the administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our Board of Directors and permissible under applicable law. The administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights

Stock appreciation rights are granted under stock appreciation right agreements adopted by the administrator. The administrator determines the purchase price or strike price for a stock appreciation right, which generally will not be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under our 2022 Plan will vest at the rate specified in the stock appreciation right agreement as determined by the administrator. Stock appreciation rights may be settled in cash or shares of our common stock or in any other form of payment as determined by our Board of Directors and specified in the stock appreciation right agreement.

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The administrator determines the term of stock appreciation rights granted under our 2022 Plan, up to a maximum of 10 years. If a participant’s service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate upon the termination date. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards

Our 2022 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our common stock.

The performance goals may be based on any measure of performance selected by our Board of Directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our Board of Directors at the time the performance award is granted, our Board of Directors will appropriately make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common shareholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Stock Awards

The administrator may grant other awards based in whole or in part by reference to our common stock. The administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

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Tax Withholding Adjustments

To the extent provided by the terms of an option or other award, or otherwise agreed to by the Administrator, a participant may satisfy any federal, state or local tax withholding obligation relating to the exercise of such option, or award by a cash payment upon exercise, or in the discretion of the Administrator, by authorizing our company to withhold a portion of the stock otherwise issuable to the participant, by delivering already-owned shares of our common stock or by a combination of these means.

Changes to Capital Structure

In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under our 2022 Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of ISOs, and (iv) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions

In the event of a corporate transaction (as defined in the 2022 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the administrator at the time of grant, any stock awards outstanding under our 2022 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction); and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the value of the property the participant would have received upon the exercise of the stock award, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of our common stock.

Change in Control

Stock awards granted under our 2022 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2022 Plan) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

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Repricing; Cancellation and Re-Grant of Stock Options or Stock Appreciation Rights

The Administrator has the right to effect, at any time and from time to time, subject to the consent of any participant whose award is materially impaired by such action, (1) the reduction of the exercise price (or strike price) of any outstanding option or SAR; (2) the cancellation of any outstanding option or SAR and the grant in substitution therefor of (A) a new option, SAR, restricted stock award, RSU award or other award, under the 2022 Plan or another equity plan of the Company, covering the same or a different number of shares of common stock, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (3) any other action that is treated as a repricing under generally accepted accounting principles.

Duration; Termination of the 2022 Plan

Our Board of Directors has the authority to amend, suspend, or terminate our 2022 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our shareholders. No incentive stock options may be granted after the tenth anniversary of the date our Board of Directors adopted our 2022 Plan. No stock awards may be granted under our 2022 Plan while it is suspended or after it is terminated.

Current Available Shares

As of the date of this prospectus, an aggregate of [2,268,250] shares are available for awards under the 2022 Plan, which allows for an aggregate of 4,168,250 total awards thereunder.

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Certain Relationships and Related Party Transactions

Except as discussed below or otherwise disclosed above under “Executive and Director Compensation,” which information is incorporated by reference where applicable in this “Certain Relationships and Related Transactions” section, the following sets forth a summary of all transactions since October 7, 2021 (Inception), or any currently proposed transaction, in which the Company was to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at the fiscal year-end for December 31, 2021 and 2022, and in which any officer, director, or any shareholder owning greater than five percent (5%) of our outstanding voting shares, nor any member of the above referenced individual’s immediate family, had or will have a direct or indirect material interest (other than compensation described above under “Executive and Director Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Related Party Transactions

Issuances and Sales of Securities

On April 6, 2022, the Company issued 1,000,000 shares of restricted common stock each to Mr. Cohen (the Company’s Chairman, Chief Executive Officer, Director and majority shareholder) and Mr. Jonathan Arango (the Company’s President, then Chief Operating Officer, Secretary, Director and greater than 5% shareholder), in consideration for services rendered as the Chief Executive Officer and President and then Chief Operating Officer, respectively, of the Company. The shares were valued at $0.10 per share or a total of $100,000.

On June 22, 2022, the Company issued 250,000 shares of restricted common stock to The Loev Law Firm, PC, in consideration for legal services to be rendered, which vested upon issuance. David M. Loev, the Managing Partner, President and sole owner of The Loev Law Firm, PC, is the brother-in-law of Jacob D. Cohen, our Chairman and Chief Executive Officer. These shares were valued at $0.10 per share or a total of $25,000.

On June 16, 2022, American International entered into and closed the transactions contemplated by a Stock Purchase Agreement (the “SPA”), with Cohen Enterprises, Inc. (“Cohen Enterprises”), which entity is owned by Jacob D. Cohen, the Chairman and Chief Executive Officer of the Company, who is also the majority shareholder of the Company. Pursuant to the SPA, American International sold 8,000,000 shares of the outstanding common stock of the Company which represented 80% of the then outstanding shares of common stock of the Company, to Cohen Enterprises in consideration for $90,000, which was approximately the same amount that had been advanced to the Company from American International through the date of the SPA ($89,200). Cohen Enterprises also acquired the right to be repaid the $89,200 advanced from American International to the Company, from the Company, pursuant to the terms of the SPA. As a result of the closing of the SPA, Cohen Enterprises increased its ownership of the Company to 90% (with the remaining 10% of the Company then being owned by Mr. Arango, as discussed above), and American International completely divested its interest in the Company.

In June 2022, Cohen Enterprises sold an aggregate of 600,000 shares of our restricted common stock to third parties for $0.10 per share or $60,000 in aggregate and 40,000 shares of our restricted common stock to a third party for $0.25 per share or $10,000 in aggregate. The shares were sold in private transactions to accredited investors.

On June 30, 2022, Cohen Enterprises gifted 360,000 restricted shares of common stock to Isaak Cohen, the father of Jacob D. Cohen. These shares were valued at $0.10 per share or $36,000.

On August 31, 2022, in consideration for agreeing to an employment agreement with the Company, Mr. Cohen received a sign-on bonus of options to purchase 750,000 shares of common stock of the Company, with an exercise price of $1.10 per share, with options to purchase 250,000 shares vesting every 12 months that the agreement is in effect, beginning September 1, 2023. The options have a term of five years. The fair value of the 750,000 options on the grant date was $462,750 and as of December 31, 2022, the Company recognized $51,417 as stock-based compensation.

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On August 31, 2022, in consideration for agreeing to an employment agreement with the Company, Mr. Arango received a sign-on bonus of options to purchase 500,000 shares of common stock of the Company, with an exercise price of $1.10 per share, with options to purchase 166,666 shares vesting every 12 months that the agreement is in effect, beginning September 1, 2023. The options have a term of five years. The fair value of the 500,000 options on the grant date was $308,500 and as of December 31, 2022, the Company recognized $30,850 as stock-based compensation.

On October 1, 2022, the Company agreed to grant Eugene M. Johnston, its Chief Financial Officer, 150,000 shares of the Company’s restricted stock which vest over a 6-month period at the rate of 25,000 shares per month with the first 25,000 shares vesting on November 1, 2022. The shares were valued at $0.28 per share for a total of $41,763.

On October 14, 2022, the Company issued 75,000 restricted shares of common stock to each of its three independent directors, which shares vested 1/3 on October 14, 2022, with the remaining shares vesting in one-third increments on each of October 14, 2023 and 2024, subject to such directors continuing to provide services to the Company on such dates, and subject to the Restricted Stock Award agreements entered into in order to evidence such grants. These shares were valued at $0.28 per share or a total of $20,881.

On October 14, 2022, the Company issued its Project Manager, Joan Arango, 25,000 shares of restricted common stock under the Plan. The shares were issued to Ms. Arango as a bonus for services rendered to date. Ms. Arango is the sister of the Company’s President and then Chief Operating Officer, Secretary and Director, Jonathan Arango. The shares were valued at $0.28 per share for a total of $7,204.

Effective May 1, 2023, the Board of Directors of the Company, with Mr. Cohen abstaining, with the recommendation of the Compensation Committee of the Board of Directors of the Company, approved an increase in the annual salary of Mr. Jacob Cohen, the Chief Executive Officer and Chairman of the Company, from $180,000 to $300,000 per year.

On and effective on May 1, 2023, the Company entered into an Employment Agreement with Mrs. Amanda Hammer. The Employment Agreement provides for Mrs. Hammer to serve as Chief Operating Officer of the Company for an initial three-year term extending through May 1, 2026, provided that the agreement automatically renews for additional one-year terms thereafter in the event neither party provides the other at least 60 days prior notice of their intention not to renew the terms of the agreement. The agreement provides for Mrs. Hammer to receive an annual salary of $150,000 per year. The Employment Agreement also required the Company to grant Mrs. Hammer a sign-on bonus of (a) 75,000 restricted shares of common stock of the Company, vested in full upon issuance, and (b) options to purchase an additional 150,000 shares of common stock of the Company, under the Company’s 2022 Equity Incentive Plan, with an exercise price of the greater of (i) $1.10 per share; and (ii) the closing sales price of the Company’s common stock on the Nasdaq Capital Market on the date the Employment Agreement and the grant is approved by the Board (which date was May 1, 2023), and which exercise price was $1.00 per share, with options to purchase 50,000 shares vesting every twelve months that the Employment Agreement is in effect, subject to the terms of the 2022 Plan. The options are exercisable for a period of ten years and are documented by a separate option agreement entered into by the Company and Mrs. Hammer.

On October 1, 2023, the Company executed a Summary of Terms and Conditions with Gene Johnston continuing his appointment as the Company’s Chief Financial Officer on a full-time basis for a term of 12 months. Pursuant to the agreement, the Company issued Mr. Johnston 50,000 shares of the Company’s common stock and agreed to pay him $2,000 per month. The shares were issued under, and subject to the terms of, the Company’s 2022 Equity Incentive Plan.

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Related Party Agreements

On September 1, 2022, and effective on August 30, 2022, we entered into a Master Services Agreement with Epiq Scripts, LLC (“Epiq Scripts”), 51% owned and controlled by Jacob D. Cohen, our Chairman and Chief Executive Officer. Pursuant to the Master Services Agreement and a related statement of work (“SOW”), Epiq Scripts agreed to provide for the online fulfillment, specialty compounding, packaging, shipping, dispensing and distribution (collectively, the “Services”) of products sold exclusively via our website that may be prescribed as part of a telehealth consultation on our platform. Epiq Scripts also agreed to provide mail service pharmacy services to us on an exclusive basis during the term of the SOW. The Master Services Agreement and SOW are described in greater detail above under “Business—Material Agreements—Master Services Agreement with Epiq Scripts” and “—First Amendment to MSA”.

We paid Epiq Scripts a total of $60,000 upon our entry into the Master Services Agreement, comprising $45,000 as a one-time non-refundable technology systems setup and implementation fee and $15,000 as an upfront retainer to be credited towards the future provision of pharmacy and related services as outlined and detailed in the Master Services Agreement and SOW, of which $11,745 remained outstanding as of December 31, 2022 and $84,382 remained outstanding as of September 30, 2023. All costs related to the pharmacy services provided by Epiq Scripts are listed as related party costs of revenues on our statement of operations.

On August 31, 2022, Mr. Peter “Casey” Jensen, who was then a member of the Board of Directors of American International, purchased 25,000 units in our private placement, including 25,000 shares of common stock and warrants to purchase 25,000 shares of common stock with an exercise price of $1.00 per share, for $25,000.

On September 6, 2022, we entered into a Consulting Agreement with PHX Global, LLC, which is owned by Mr. Jensen. The Consulting Agreement is described in greater detail above under “Business—Material Agreements—Consulting Agreements.”

On January 24, 2023, we entered into Consulting Agreements with four consultants to the Company: (1) Sultan Haroon; (2) John Helfrich; (3) Justin Baker; and (4) Maja Matthews, each of whom is also an employee of Epiq Scripts. The Consulting Agreements are described in greater detail above under “Business—Material Agreements—Consulting Agreements.”

On February 15, 2023, the 51% of Epiq Scripts then owned by American International was transferred to Mr. Cohen as part of an exchange transaction, whereby Mr. Cohen agreed to cancel his preferred stock of American International, which provided him voting control over American International, in exchange for among other assets, American International’s ownership of Epiq Scripts. As a result, Epiq Scripts is currently 51% owned by Mr. Cohen, our Chairman and Chief Executive Officer. Mr. Cohen has served as the co-Manager of Epiq Scripts since January 2022.

Related Party Loans and Advances

On December 10, 2021 and March 18, 2022, the Company received advances of $39,200 and $50,000, respectively, for a total of $89,200 from its previous majority shareholder, American International, in order to cover various general and administrative expenses. The amount owed to American International was $39,200 as of December 31, 2021. Imputed interest equal to 8% per annum, or $181, was recorded against the related party advance as of December 31, 2021. Other than the imputed interest discussed above, the advances bear no interest and are due on demand upon the Company’s ability to repay the advances from either future revenues or investment proceeds. Pursuant to the terms of the June 16, 2022, Securities Purchase Agreement discussed above, on June 16, 2022, Cohen Enterprises also acquired the right to be repaid the $89,200 advanced from American International to the Company. As of December 31, 2022, the total unpaid amount of the advance totaled $89,200.

On June 29, 2022, the Company received an advance of $25,000 from Cohen Enterprises in order to cover various general and administrative expenses. The Company repaid Cohen Enterprises $25,000 on August 18, 2022, bringing the total amount owed to Cohen Enterprises to $89,200 as of December 31, 2022. The Company paid Cohen Enterprises $89,200 on April 4, 2023, bringing the total amount owed to Cohen Enterprises to $0 as of September 30, 2023. The Company further recorded a credit of $6,473 towards imputed interest (previously calculated at a rate of 8% per annum) against the related party advances for the nine months ended September 30, 2023.

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On December 10, 2021, the Company received an advance of $70 from ZipDoctor, Inc., a wholly owned subsidiary of its then sole shareholder, American International, which was used to open and establish the Company’s bank account. The advance bears no interest and is due on demand upon the Company’s ability to repay the advance from either future revenues or investment proceeds. The amount owed to ZipDoctor was $70 as of December 31, 2021. Imputed interest equal to 8% per annum, or $0, was recorded against the related party advance as of December 31, 2021. The amount was paid in full on May 24, 2022 and the amount owed to ZipDoctor was $0 as of December 31, 2022.

The Company’s Chairman and Chief Executive Officer, Jacob D. Cohen, has made his personal credit card available for purchases on behalf of the Company to cover various general and administrative expenses. Mr. Cohen has been repaid a total of $746,581 as of the date of this prospectus for Company purchases made on his personal credit card.

On November 18, 2022, the Company entered into a Secured Installment Promissory Note with a vendor for the purchase of equipment in the amount of $78,260. The note bears no interest unless an event of default occurs, and then it bears interest at the rate of 10% per annum until paid in full. The Note Payable was payable in installments, requiring payments of $5,000 on each of January 1, 2023, February 1, 2023, and March 1, 2023, with a $31,630 payment due on April 1, 2023 and a final payment due on May 1, 2023. The January 1 and March 1, 2023 payments were timely made and on March 23, 2023, the Company elected to pay off the remaining balance of $63,260. The outstanding balance on December 31, 2022 was $78,260 and as of September 30, 2023, was $0. The outstanding balance on December 31, 2022 was $78,260 and on September 30, 2023, was $0.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officers, directors and significant shareholders. However, all of the transactions described above were approved and ratified by our directors. In connection with the approval of the transactions described above, our directors took into account various factors, including his fiduciary duty to the Company; the relationships of the related parties described above to the Company; the material facts underlying each transaction; the anticipated benefits to the Company and related costs associated with such benefits; whether comparable products or services were available; and the terms the Company could receive from an unrelated third party.

Our Audit Committee is tasked with reviewing related party transactions to determine whether such transactions are fair to the Company and its shareholders. The Audit Committee of the Board of Directors of the Company will also review and approve any issues relating to conflicts of interests and all related party transactions of the Company (“Related Party Transactions”). The Audit Committee, in undertaking such review and will analyze the following factors, in addition to any other factors the Audit Committee deems appropriate, in determining whether to approve a Related Party Transaction: (1) the fairness of the terms for the Company (including fairness from a financial point of view); (2) the materiality of the transaction; (3) bids / terms for such transaction from unrelated parties; (4) the structure of the transaction; (5) the policies, rules and regulations of the U.S. federal and state securities laws; (6) the policies of the Committee; and (7) interests of each related party in the transaction.

The Audit Committee will only approve a Related Party Transaction if the Audit Committee determines that the terms of the Related Party Transaction are beneficial and fair (including fair from a financial point of view) to the Company and are lawful under the laws of the United States. In the event multiple members of the Audit Committee are deemed a related party, the Related Party Transaction will be considered by the disinterested members of the Board of Directors in place of the Committee.

In addition, our Code of Business Conduct and Ethics (described above under “Management—Code of Ethics”), which is applicable to all of our employees, officers and directors, requires that all employees, officers and directors avoid any conflict, or the appearance of a conflict, between an individual’s personal interests and our interests.

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Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common stock as of November 24, 2023 (the “Date of Determination”) by (i) each Named Executive Officer, as such term is defined above under “Executive and Director Compensation,” (ii) each member of our Board of Directors, (iii) each person deemed to be the beneficial owner of more than five percent (5%) of our common stock, and (iv) all of our executive officers and directors as a group. Unless otherwise indicated, each person named in the following table is assumed to have sole voting power and investment power with respect to all shares of our common stock listed as owned by such person.

The column titled “Beneficial Ownership—Percent Prior to Offering” is based on a total of 17,039,500 shares of our common stock outstanding as of the Date of Determination. The column titled “Beneficial Ownership—Percent After Offering” is based on [ ] shares of our common stock to be outstanding after this offering, which gives further effect to the issuance of [ ] shares of common stock in this offering and assumes no exercise of the underwriters’ option to purchase additional shares to cover over-allotments.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and/or investing power with respect to securities. These rules generally provide that shares of common stock subject to options, warrants or other convertible securities that are currently exercisable or convertible, or exercisable or convertible within 60 days of the Date of Determination, are deemed to be outstanding and to be beneficially owned by the person or group holding such options, warrants or other convertible securities for the purpose of computing the percentage ownership of such person or group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, as of the Date of Determination, (a) the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to applicable community property laws; and (b) no person owns more than 5% of our common stock. Unless otherwise indicated, the address for each of the officers or directors listed in the table below is 15110 N. Dallas Parkway, Suite 600, Dallas, Texas 75248.

	Number of Common Stock Shares		Beneficial Ownership
Name of Beneficial Owner	Beneficially Owned		Percent Before Offering	Percent After Offering
Directors, Named Executive Officers and Executive Officers
Jacob D. Cohen	8,525,000	(1)	49.3%	[ ]	%
Jonathan Arango	1,166,667	(2)	6.8%	[ ]	%
Eugene M. Johnston	200,000		1.2%	[ ]	%
Amanda Hammer	75,000	(3)	*	[ ]	%
Lorraine D’Alessio	75,000	(4)	*	*
Alex P. Hamilton	75,000	(4)	*	*
Dr. Kenny Myers	75,000	(4)	*	*
All executive officers and directors as a group (7 persons)	10,191,667	(1)(2)	58.4%	[ ]	%

* Less than 1%.

(1)	The outstanding shares of common stock beneficially owned by Mr. Cohen are held in the name of The Tiger Cub Trust, which is beneficially owned by Jacob D. Cohen, its Trustee, and which shares Mr. Cohen is deemed to beneficially own. Includes 250,000 shares of common stock issuable upon exercise of options to purchase shares of common stock of the Company held by Mr. Cohen, with an exercise price of $1.10 per share, and does not include options to purchase 500,000 shares of common stock which an exercise price of $1.10 per share, which vest at the rate of 1/2 of such options on each of September 1, 2024 and 2025, with a term of five years.

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(2)	Includes 166,667 shares of common stock issuable upon exercise of options to purchase shares of common stock of the Company held by Mr. Cohen, with an exercise price of $1.10 per share, and does not include options to purchase 333,333 shares of common stock which an exercise price of $1.10 per share, which vest at the rate of 1/2 of such options on each of September 1, 2024 and 2025, with a term of five years.

(3)	Does not include options to purchase 150,000 shares of common stock with an exercise price of $1.10 per share, which vest at the rate of 1/3 of such options on each of May 1, 2024, 2025 and 2026, which have not vested as of the Date of Determination. The options have a 10 year term.

(4)	The 75,000 shares of restricted common stock vest at the rate of 25,000 of such shares on October 14, 2022, with the remaining shares vesting in one-third increments on each of October 14, 2023 and 2024, subject to the holder’s continued service with the Company.

Change of Control

The Company is not aware of any arrangements which may at a subsequent date result in a change of control of the Company.

Equity Compensation Plan Information

The following table provides information as of December 31, 2022 regarding the Company’s 2022 Equity Incentive Plan, under which equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities available for future issuance under equity compensation plans (excluding those in first column)
Equity compensation plans approved by the security holders (1)	1,275,000	$1.00	1,850,000
Equity compensation plans not approved by the security holders	—	—	—
Total	1,275,000	$1.00	1,850,000

(1)	Represents options issuable upon grants previously made under the Company’s 2022 Equity Incentive Plan, which is discussed under “Executive and Director Compensation—2022 Equity Incentive Plan.”

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Description of Capital Stock

The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to the Mangoceuticals, Inc. Certificate of Formation, as amended and Bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and the applicable provisions of the Texas Business Organizations Code.

Authorized Capitalization

The total number of authorized shares of our common stock is 200,000,000 shares, $0.0001 par value per share. The total number of “blank check” authorized shares of our preferred stock is 10,000,000 shares, $0.0001 par value per share. There are no shares of preferred stock currently outstanding.

Common Stock

Voting Rights. Each share of our common stock is entitled to one vote on all shareholder matters. Shares of our common stock do not possess any cumulative voting rights.

Except for the election of directors, if a quorum is present, an action on a matter is approved if it receives the affirmative vote of the holders of the majority of the shares entitled to vote on, and who voted for, against, or expressly abstained with respect to, the matter at a shareholders’ meeting of a corporation at which a quorum is present is the act of the shareholders, unless otherwise required by applicable law. The election of directors is determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we have designated, or may designate and issue in the future.

Dividend Rights. Each share of our common stock is entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by our Board of Directors, subject to any preferential or other rights of any outstanding preferred stock.

Liquidation and Dissolution Rights. Upon liquidation, dissolution or winding up, our common stock will be entitled to receive pro rata on a share-for-share basis, the assets available for distribution to the shareholders after payment of liabilities and payment of preferential and other amounts, if any, payable on any outstanding preferred stock.

No Preemptive, Conversion, or Redemption Rights. Holders of our outstanding common stock have no preemptive, conversion, or redemption rights. Shares of our common stock are not assessable. To the extent that additional shares of our common stock may be issued in the future, the relative interests of the then existing shareholders may be diluted.

Fully Paid Status. All outstanding shares of the Company’s common stock are validly issued, fully paid and non-assessable.

Preferred Stock

Our Board of Directors has the authority to issue undesignated shares of “blank check” preferred stock in one or more series and to fix the designation, relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of each such series, including, without limitation, dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the stockholders. The issuance of additional preferred stock could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and powers, including voting rights, of the holders of our common stock and could, among other things, have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders. We have no present plans to issue any shares of preferred stock.

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Business Combinations under Texas Law

A number of provisions of Texas law, our Certificate of Formation, as amended, and Bylaws could make it more difficult for the acquisition of our company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to negotiate first with our Board of Directors.

Title 2, Chapter 21, Subchapter M of the Texas Business Organizations Code (the “Texas Business Combination Law”) provides that a Texas corporation may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder,” for a period of three years from the date that person became an affiliated shareholder, subject to certain exceptions (described below). An “affiliated shareholder” is generally defined as the holder of 20% or more of the corporation’s voting shares. The law’s prohibitions do not apply if the business combination or the acquisition of shares by the affiliated shareholder was approved by the Board of Directors of the corporation before the affiliated shareholder became an affiliated shareholder; or the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

This law applies to Texas corporations which have more than 100 of record shareholders and which have not affirmatively elected to not be governed by such law, we do not have more than 100 record shareholders and are not considered an “issuing public corporation” for purposes of this law. Separately, we have elected in our Certificate of Formation, as amended, to not be governed by the Texas Business Corporation Law. Notwithstanding the above, the Texas Business Combination Law does not apply to the following:

●	the business combination of an issuing public corporation: where the corporation’s original charter or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law; or that adopts an amendment to its charter or bylaws, by the affirmative vote of the holders, other than affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law and so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;

●	a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder divests itself, as soon as possible, of enough shares to no longer be an affiliated shareholder and would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;

●	a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; or

●	a business combination of a corporation with its wholly owned Texas subsidiary if the subsidiary is not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the corporation.

As discussed above, our Certificate of Formation, as amended, contains a provision expressly providing that we are not subject to the Texas Business Combination Law.

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Anti-Takeover Provisions of Our Charter Documents

Our Certificate of Formation, as amended, and Bylaws contain various provisions intended to promote the stability of our shareholder base and render more difficult certain unsolicited or hostile attempts to take us over, that could disrupt us, divert the attention of our directors, officers and employees and adversely affect the independence and integrity of our business. These provisions include:

●	Special Meetings of Shareholders — Our Bylaws provide that special meetings of the shareholders may only be called by our Chairman, our President, or upon written notice to our Board of Directors by our shareholders holding not less than 30% of our outstanding voting capital stock.

●	Bylaws — Our Bylaws may be amended by our Board of Directors alone.

●	Advance Notice Procedures — Our Bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders. At an annual meeting, our shareholders elect a Board of Directors and transact such other business as may properly be brought before the meeting. By contrast, at a special meeting, our shareholders may transact only the business for the purposes specified in the notice of the meeting.

●	No cumulative voting — Our Certificate of Formation, as amended, and Bylaws do not include a provision for cumulative voting in the election of directors.

●	Vacancies — Our Bylaws provide that vacancies on our Board may be filled by a majority of directors in office, although less than a quorum, and not by the shareholders.

●	Preferred Stock — Our Certificate of Formation, as amended, allows us to issue up to 10,000,000 shares of preferred stock. The undesignated preferred stock may have rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In some circumstances, this issuance could have the effect of decreasing the market price of the common stock as well as having an anti-takeover effect.

●	Authorized but Unissued Shares — Our Board of Directors may cause us to issue our authorized but unissued shares of common stock in the future without shareholders’ approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

●	Action by Written Consent — Any action required or permitted to be taken by our common shareholders may be effected by written consent of the shareholders having not less than the minimum percentage of the vote required by the Texas Business Organizations Code for the proposed corporate action.

●	Majority Vote — Under the Texas Business Organizations Code, the affirmative vote of the holders of at least two-thirds of the outstanding voting shares is typically required to approve certain fundamental transactions, including amending a company’s Certificate of Formation, approving mergers and conversions, and winding up the corporation; however, in compliance with the Texas Business Organizations Code, our Certificate of Formation, as amended, provides that all such fundamental transactions may be approved by majority vote of shareholders.

Warrants and Options

As of the date of this offering, we have options to purchase 1,250,000 shares of common stock outstanding, which have an exercise price of $1.10 per share and a term through September 1, 2027; warrants to purchase 975,500 shares of common stock outstanding, which have an exercise price of $1.00 per share and terms ending between August 16, 2027 and December 22, 2027; and warrants to purchase 87,500 shares of common stock with an exercise price of $5.00 per share, which are exercisable until September 20, 2028.

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Limitations on Liability and Indemnification of Officers and Directors

As authorized by Chapter 8 of the Texas Business Organizations Code, we may indemnify our officers and directors (and our former officers and directors) against expenses incurred by such persons in connection with any (A) threatened, pending, or completed action or other proceeding, whether civil, criminal, administrative, arbitrative, or investigative; (B) an appeal of an action or proceeding described by (A); and (C) an inquiry or investigation that could lead to an action or proceeding described by (A), involving such persons in their capacities as officers and directors, if it is determined in accordance with the Texas Business Organizations Code that: (1) the person: (A) acted in good faith; (B) reasonably believed: (i) in the case of conduct in the person’s official capacity, that the person’s conduct was in the enterprise’s best interests; and (ii) in any other case, that the person’s conduct was not opposed to the enterprise’s best interests; and (C) in the case of a criminal proceeding, did not have a reasonable cause to believe the person’s conduct was unlawful; (2) with respect to expenses, the amount of expenses other than a judgment is reasonable; and (3) indemnification should be paid.

Under Texas law, corporations may also purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director or officer (or is serving at our request as a director or officer of another corporation) for any liability asserted against such person and any expenses incurred by him in his capacity as a director or officer.

Additionally, our Bylaws (“Bylaws”), state that we shall indemnify every (i) present or former director, advisory director or officer of us, (ii) any person who while serving in any of the capacities referred to in clause (i) served at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and (iii) any person nominated or designated by (or pursuant to authority granted by) the Board of Directors or any committee thereof to serve in any of the capacities referred to in clauses (i) or (ii) (each an “Indemnitee”).

Our Bylaws provide that we shall indemnify an Indemnitee against all judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement and reasonable expenses actually incurred by the Indemnitee in connection with any proceeding in which he was, is or is threatened to be named as a defendant or respondent, or in which he was or is a witness without being named a defendant or respondent, by reason, in whole or in part, of his serving or having served, or having been nominated or designated to serve, if it is determined that the Indemnitee (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his official capacity, that his conduct was in our best interests and, in all other cases, that his conduct was at least not opposed to our best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that an Indemnitee is found liable to us or is found liable on the basis that personal benefit was improperly received by the Indemnitee, the indemnification (i) is limited to reasonable expenses actually incurred by the Indemnitee in connection with the proceeding and (ii) shall not be made in respect of any proceeding in which the Indemnitee shall have been found liable for willful or intentional misconduct in the performance of his duty to us.

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Except as provided above, the Bylaws provide that no indemnification shall be made in respect to any proceeding in which such Indemnitee has been (a) found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the Indemnitee’s official capacity, or (b) found liable to us. The termination of any proceeding by judgment, order, settlement or conviction, or on a plea of nolo contendere or its equivalent, is not of itself determinative that the Indemnitee did not meet the requirements set forth in clauses (a) or (b) above. An Indemnitee shall be deemed to have been found liable in respect of any claim, issue or matter only after the Indemnitee shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom. Reasonable expenses shall include, without limitation, all court costs and all fees and disbursements of attorneys’ fees for the Indemnitee. The indemnification provided shall be applicable whether or not negligence or gross negligence of the Indemnitee is alleged or proven.

Neither our Bylaws nor our Certificate of Formation include any specific indemnification provisions for our officers or directors against liability under the Securities Act. Additionally, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Listing

Our common stock trades on The Nasdaq Capital Market under the symbol “MGRX”. Trading of our common stock on The Nasdaq Capital Market began on March 21, 2023.

Transfer Agent

The transfer agent for our common stock is Worldwide Stock Transfer, LLC located at One University Plaza, Suite 505, Hackensack, NJ 07601.

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Underwriting

In connection with this offering, we entered into an underwriting agreement with Boustead Securities, LLC (which we refer to herein as the “Representative”), as representative of the underwriters named in this prospectus, with respect to the common stock being sold in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the Representative has agreed to purchase from us on a firm commitment basis the respective number of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, and each of the underwriters has severally agreed to purchase, and we have agreed to sell to the underwriters, at the public offering price per share less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock set forth opposite its name in the following table.

Underwriters	Number of Shares
Boustead Securities, LLC	[ ]
Total	[ ]

The shares of common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover page of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount from the public offering price not to exceed $__________ per share. If all of the shares are not sold at the initial offering price, the Representative may change the offering price and the other selling terms. The Representative has advised us that the underwriters do not intend to make sales to discretionary accounts. The underwriting agreement will provide that the obligations of the underwriters to pay for and accept delivery of the shares of common stock are subject to the passing upon certain legal matters by counsel and certain conditions such as confirmation of the accuracy of representations and warranties by us about our financial condition and operations and other matters.

Over-Allotment Option

If the underwriters sell more shares of common stock than the total number set forth in the table above, we have granted to the Representative an option, exercisable one or more times in whole or in part, not later than 45 days after the date of this prospectus, to purchase up to [ ] additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, constituting 15% of the total number of shares of common stock to be offered in this offering (excluding shares subject to this option). The Representative may exercise this option solely for the purpose of covering over-allotments in connection with this offering. This offering is being conducted on a firm commitment basis. Any shares of common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares of common stock that are the subject of this offering. If this option is exercised in full, the total proceeds to us will be $[ ] million before deduction of underwriting discounts and estimated offering expenses.

Discounts and Commissions; Expenses

The following table summarizes the public offering price and the underwriting discounts and commissions payable to the underwriters by us in connection with this offering (assuming both the exercise in full and non-exercise of the over-allotment option that we have granted to the Representative):

	Per Share		Total without Exercise of Over-allotment option	Total with Exercise of Over-allotment option
Public offering price	$	$	$	$
Underwriting discounts and commissions (7.0%)	$	$	$	$
Proceeds, before expenses, to us	$	$	$	$

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The total expenses of the offering, not including the underwriting discount and commissions, are estimated at approximately $[ ] (of which approximately $[ ]remains unpaid as of the date of this prospectus and will be payable upon the closing of the offering) and are payable by us. We have agreed to pay the underwriters the following: (i) a non-accountable expense allowance equal to 1.0% of the gross proceeds for expenses in connection with this offering; (ii) a cash discount of 7% of the gross proceeds from the sale of securities in this offering; and [(iii) an accountable expense reimbursement of up to $______ for out-of-pocket expenses incurred in connection with this offering, including (a) up to $_______ of the fees of the underwriters’ legal counsel, (b) . The Representative’s out-of-pocket expenses include, but are not limited to: road show and travel expenses and platform on-boarding expenses. Any out-of-pocket expenses above $2,500 are to be pre-approved by the Company. As of the date of this prospectus, we have paid the Representative refundable advances of $25,000, which will be applied against its and its legal counsel’s actual out-of-pocket accountable expenses. Such advance payments will be returned to us to the extent any portion of the advance is not actually incurred, in accordance with FINRA Rule 5110(g)(4)(A).

We have been advised by the Representative that the underwriters propose to offer the common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $[ ] per share under the public offering price. After the offering, the Representative may change the public offering price and other selling terms.

Representative’s Warrants

We have also agreed to issue to the Representative (or its permitted assignees) a warrant to purchase a number of shares of our common stock equal to 7% of the aggregate number of shares of common stock sold in this offering (the “Representative’s Warrant”). The Representative’s Warrant will be exercisable on a cashless basis at an exercise price equal to 125% of the public offering price of the shares sold in this offering. The Representative’s Warrant is exercisable commencing six months after the effective date of the registration statement of which this prospectus forms a part, in whole or in part, and will be exercisable for a period of five years from the effective date of the registration statement of which this prospectus forms a part. We have agreed to a one-time demand registration of the shares of common stock underlying the Representative’s Warrant for a period of five years from the effective date of the registration statement. The Representative’s Warrant also provides for customary anti-dilution provisions and immediate “piggyback” registration rights with respect to the underlying shares of common stock during the five year period commencing from the effective date of the registration statement related to this offering. The Representative’s Warrant is not redeemable by us. The Representative’s Warrant and the shares of common stock issuable upon exercise of the warrant have been included on the registration statement of which this prospectus forms a part. Pursuant to applicable FINRA rules, and in particular Rule 5110, the Representative’s Warrant (and underlying shares) issued to the Representative may not be sold, transferred, assigned, pledged, or hypothecated, or the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition of the securities by any person for a period of 180 days after the effective date of the registration statement related to this offering; provided, however, the Representative’s Warrant (and underlying shares) may be transferred to an underwriter’s officers, partners, registered persons or affiliates as long as the Representative’s Warrant (and underlying shares) remains subject to the lock-up.

The registration statement, of which this prospectus is a part, also registers for sale the [ ] shares of common stock underlying the Representative’s Warrants that we intend to issue to the Representative in connection with this offering (which represents the maximum number of shares underlying such warrants issuable to the representative of the underwriters in the event the underwriter’s over-allotment option is exercised).

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

●	Short sales involve secondary market sales by an underwriter of a greater number of shares than they are required to purchase in the offering.

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●	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the over-allotment option.

●	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the over-allotment option.

●	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

●	To close a naked short position, an underwriter must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	To close a covered short position, an underwriter must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

●	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by an underwriter for its own account, may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Indemnification

We have agreed to indemnify the Representative and the other underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the Representative and the other underwriters may be required to make for these liabilities.

Right of First Refusal

The Representative has the right of first refusal until March 20, 2024 to act as financial advisor on at least equal economic terms on any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of our equity or our assets, whether in conjunction with another broker-dealer or on the Company’s own volition (collectively, “Future Services”). In the event that we engage the Representative to provide such Future Services, the Representative will be compensated consistent with the engagement agreement with the Representative, unless we mutually agree otherwise. To the extent we are approached by a third party to lead any public or private financing (debt or equity), merger, business combination, recapitalization or sale of some or all of our equity or assets, the Representative will be notified of the transaction and be granted the right to exercise its right of first refusal to provide Future Services.

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Lock-Up Agreements

Our officers, directors and greater than 5% shareholders previously agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of our common stock prior to March 20, 2024 and our shareholders holding between 1% and 4.99% of our outstanding shares of common stock previously agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of our common stock prior to March 20, 2024 (the “Lock-Up Periods”), except that the shareholders are permitted to transfer shares so long as (a) the transferee executes a lock-up agreement for the balance of the applicable Lock-Up Period, (b) the transfer is not a disposition for value, (c) the transfer is not required to be reported in any public report or filing with the SEC, and (d) the shareholder does not voluntarily effect any public filing or report regarding such transfer: (i) as a gift, (ii) to any immediate family member, (iii) if the shareholder is a business entity that transfers the shares to another entity that is an affiliate of the shareholder or if the shareholder is a business entity that transfers the shares to its limited partners, members or shareholders, (iv) if the shareholder is a trust that transfers the shares to a trust beneficiary, or (v) by will or other testamentary document or intestate succession, or by operation of law pursuant to a domestic order or in connection with a divorce settlement.

Further, the underwriters of this offering may engage in stabilization activities as described above. The Representative may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the Lock-Up Periods. When determining whether or not to release shares from the lock-up agreements, the Representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

Electronic Offer, Sale and Distribution of Common Stock

A prospectus in electronic format may be made available on the websites maintained by the Representative. In addition, shares of common stock may be sold by the Representative to securities dealers who resell our common stock to online brokerage account holders. Other than the prospectus in electronic format, the information on the Representative’s website and any information contained in any other website maintained by the Representative is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Representative in its capacity as Representative and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our common stock, or the possession, circulation or distribution of this prospectus or any other material relating to us or our common stock, where action for that purpose is required. Accordingly, our common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful. In particular, our common stock has not been qualified for distribution by prospectus in Canada and may not be offered or sold in Canada during the course of their distribution hereunder except pursuant to a Canadian prospectus or prospectus exemption.

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Certain Relationships

From time to time, the underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us for which services it has received and, may in the future receive, customary fees.

Except for the services provided in connection with this offering and as described below, the underwriters have not provided any investment banking or other financial services during the 180-day period preceding the date of this prospectus.

In August 2022, the Company initiated a private placement of up to $2 million in units to accredited investors, with each unit consisting of one share of common stock and a warrant to purchase one share of common stock, at a price of $1.00 per unit (the “2022 Private Placement”). The warrants have a five-year term (from each closing date that units were sold) and an exercise price of $1.00 per share. If at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for the resale of the shares of common stock issuable upon exercise the warrants, the holder of the warrants may elect a cashless exercise of the warrants. The Representative, served as the placement agent in connection with the 2022 Private Placement (the “Placement Agent”). In total, we sold an aggregate of 2,000,000 units for $2,000,000 to 23 accredited investors between August 16, 2022 and December 22, 2022, the end date of the offering.

In connection with the 2022 Private Placement, we paid the Placement Agent a success fee of 7% of the gross purchase price of the units sold in the 2022 Private Placement, which amounted to $140,000, and a 1% non-accountable expense allowance, which amounted to $20,000. Additionally, we granted the Placement Agent warrants to purchase 7% of the number of shares and warrants sold in the offering, totaling warrants to purchase 280,000 shares of common stock, with an exercise price of $1.00 per share, the shares of common stock issuable upon exercise of which warrants are being registered in the Resale Prospectus. The warrants granted to the Placement Agent have cashless exercise rights (regardless of whether the shares underlying such warrants are registered) and a term of five years from their original grant date (a total of 56,000 warrants were granted to the Placement Agent on August 16, 2022; a total of 51,870 warrants were granted to the Placement Agent on September 9, 2022, a total of 102,200 warrants were granted to the Placement Agent on September 21, 2022, a total of 45,500 warrants were granted to Boustead on November 11, 2022, and a total of 24,430 warrants were granted to Boustead on December 22, 2022). The private placement warrants will not be exercisable or convertible for more than five years from the commencement of this offering. Pursuant to applicable FINRA rules and, in particular, Rule 5110(e)(1), the private placement warrants may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities for a period of 180 days beginning on the date of commencement of sales of this public offering; provided, however, the private placement warrants may be transferred to the Placement Agent’s officers, partners, registered persons or affiliates as long as the warrants remain subject to the lock-up restriction above.

On December 30, 2022, we entered into a Waiver of Warrant agreement with the Placement Agent, whereby it agreed to surrender all 280,000 private placement warrants issued to it in connection with the 2022 Private Offering (the “Placement Agent Warrants”) for no consideration and it irrevocably waived any right or interest in the Placement Agent Warrants.

The Company agreed to indemnify the Placement Agent for certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments that the Placement Agent may be required to make in respect thereof.

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On March 23, 2023, we consummated our IPO of 1,250,000 shares of common stock at a price to the public of $4.00 per share, pursuant to that certain Underwriting Agreement, dated March 20, 2023, between the Company and Boustead Securities, LLC, as representative of several underwriters named in the Underwriting Agreement. In connection with the IPO, the Company also granted Boustead a 45-day option to purchase up to an additional 187,500 shares of its common stock, which expired unexercised.

On the Closing Date, the Company received gross proceeds of approximately $5 million, before deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. We sold the shares in the IPO to Boustead at a price of $3.72 per share, a 7% discount to the initial public offering price of $4.00 per share. We also paid Boustead a non-accountable expense allowance equal to $_____ (1% of gross proceeds of the offering).

As additional consideration in connection with the IPO, upon the closing of the IPO, we granted Boustead, the representative of the underwriters named in the Underwriting Agreement for the IPO, warrants to purchase 87,500 shares of common stock with an exercise price of $5.00 per share, which are exercisable beginning six months after the effective date of the registration statement filed in connection with the IPO (March 20, 2023) and expire five years after such effectiveness date.

The Company agreed to indemnify Boustead for certain liabilities, including certain liabilities under the Securities Act, or to contribute to payments that Boustead may be required to make in respect thereof.

Listing

Our common stock is traded on The Nasdaq Capital Market under the symbol “MGRX”.

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Legal Matters

The validity of the securities offered by this prospectus will be passed upon for us by The Loev Law Firm, PC, Bellaire, Texas. David M. Loev, the Managing Partner, President and sole owner of The Loev Law Firm, PC, beneficially owns less than 2% of the outstanding shares of our common stock and is the brother-in-law of Jacob D. Cohen, our Chairman and Chief Executive Officer. Certain legal matters in connection with this offering will be passed upon for the underwriters by Olshan Frome Wolosky LLP, New York, New York.

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Experts

The financial statements of Mangoceuticals, Inc. as of December 31, 2022 and for the year ended December 31, 2022, included in this prospectus and the registration statement have been audited by Turner, Stone & Company, L.L.P., Dallas, Texas, independent registered public accounting firm, as stated in their report dated February 21, 2023, which includes an explanatory paragraph regarding Mangoceuticals, Inc.’s ability to continue as a going concern, has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Mangoceuticals, Inc. as of December 31, 2021 and for the period from October 7, 2021 (Inception) through December 31, 2021, included in this prospectus and the registration statement, have been audited by M&K CPAS, PLLC, Houston, Texas, independent registered public accounting firm, as stated in their report dated July 1, 2022, which includes an explanatory paragraph regarding Mangoceuticals, Inc.’s ability to continue as a going concern, has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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Changes in Accountants

On January 24, 2023, we dismissed M&K CPAS, PLLC, as our independent accountants with the approval of the Audit Committee of the Board of Directors.

The report of M&K CPAS, PLLC on our consolidated financial statements for the period from October 7, 2021 (Inception) through December 31, 2021, did not contain any adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles, except that such report contained an explanatory paragraph regarding Mangoceuticals, Inc.’s ability to continue as a going concern.

During the period from October 7, 2021 (Inception) to December 31, 2021, and the subsequent interim period through January 24, 2023 (a) there were no “disagreements” (within the meaning of Item 304(a)(1)(iv) of Regulation S-K) between us and M&K CPAS, PLLC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of M&K CPAS, PLLC, would have caused M&K CPAS, PLLC to make reference to the subject matter of the disagreement in their report on the financial statements for such periods; and (b) there were no “reportable events” (as that term is defined in Item 304(a)(1)(v) of Regulation S-K).

We provided a copy of this disclosure to M&K CPAS, PLLC and requested that they furnish us a letter addressed to the SEC stating whether they agree with the above statements. Their letter to the SEC is attached as Exhibit 16.1 to the registration statement of which this prospectus forms a part.

On January 24, 2023, we engaged Turner, Stone & Company, L.L.P. as our independent registered public accounting firm with the approval of the Audit Committee of the Board of Directors. During the period from October 7, 2021 (Inception) to December 31, 2021, and the subsequent interim period through January 24, 2023, neither we nor anyone acting on our behalf has consulted with Turner, Stone & Company, L.L.P. with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that Turner, Stone & Company, L.L.P. concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, or (b) any matter that was either the subject of a “disagreement” or “reportable event” within the meaning of Item 304(a)(1) of Regulation S-K.

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Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 (File No. 333-269240) under the Securities Act, with respect to the securities offered by this prospectus. This prospectus, which is part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to us and our common stock, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents or provisions of any documents referred to in this prospectus are not necessarily complete, and in each instance where a copy of the document has been filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matters involved.

You may read registration statements and certain other filings made with the SEC electronically are publicly available through the SEC’s website at https://www.sec.gov. The registration statement, including all exhibits and amendments to the registration statement, has been filed electronically with the SEC. If you do not have internet access, requests for copies of such documents should be directed to Jacob D. Cohen, the Company’s Chairman and Chief Executive Officer, at Mangoceuticals, Inc., 15110 N. Dallas Parkway, Suite 600, Dallas, Texas 75248.

We are required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge on the “Investors” section of our website under the heading “SEC Filings”. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our website address is www.mangoceuticals.com. Information contained on or accessible through our website is not a part of this prospectus and is not incorporated by reference herein, and the inclusion of our website address in this prospectus is an inactive textual reference only.

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Index to Financial Statements

Unaudited Financial Statements

Audited Financial Statements

Page
Report of Independent Registered Public Accounting Firm (PCAOB ID NO: 76)	F-21

Report of Independent Registered Public Accounting Firm (PCAOB ID NO: 2738)	F-22

Balance Sheets as of December 31, 2022 and 2021	F-23

Statement of Operations for the year ended December 31, 2022 and for the period from October 7, 2021 (inception) to December 31, 2021	F-24

Statements of Changes in Stockholders’ deficit for the year ended December 31, 2022 and for the period from October 7, 2021 (inception) to December 31, 2021	F-25

Statements of Cash Flows for the year ended December 31, 2022 and for the period from October 7, 2021 (inception) to December 31, 2021	F-26

Notes to Audited Financial Statements	F-27

F-1

Mangoceuticals, Inc.

Balance Sheets

(Unaudited)

	September 30, 2023	December 31, 2022
ASSETS
Cash and cash equivalents	$1,236,747	$682,860
Inventory	21,581	-
Prepaid expenses - related party	84,382	11,745
TOTAL CURRENT ASSETS	1,342,710	694,605

FIXED ASSETS
Property and equipment, net of accumulated depreciation of $22,461 and $3,863	102,420	117,499
TOTAL FIXED ASSETS	102,420	117,499

OTHER ASSETS
Deposits	16,942	16,942
Right of use - asset	133,433	174,241
TOTAL OTHER ASSETS	150,375	191,183
TOTAL ASSETS	$1,595,505	$1,003,287

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$89,059	$33,675
Payroll tax liabilities	8,200	2,717
Notes payable to related parties	-	89,200
Notes payable	-	78,260
Right-of-use liability - operating lease	61,917	56,725
TOTAL CURRENT LIABILITIES	159,176	260,577
LONG-TERM LIABILITIES
Right-of-use liability - operating lease	81,508	128,680
TOTAL LONG-TERM LIABILITIES	81,508	128,680

TOTAL LIABILITIES	240,684	389,257

COMMITMENTS AND CONTINGENCIES (SEE NOTE 9)	-

STOCKHOLDERS’ EQUITY
Common stock (par value $0.0001, 200,000,000 shares authorized, of which 16,789,500 and 13,365,000 shares issued and outstanding as of September 30, 2023 and December 31, 2022, respectively)	1,679	1,337
Additional paid in capital	10,013,268	2,628,449
Accumulated deficit	(8,660,126)	(2,015,756)
TOTAL STOCKHOLDERS’ EQUITY	1,354,821	614,030

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,595,505	$1,003,287

The accompanying notes are an integral part of these financial statements.

F-2

Mangoceuticals, Inc.

Statements of Operations

(Unaudited)

	For The Three Months Ended	For The Three Months Ended	For The Nine Months Ended	For The Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Revenues
Revenues	$245,160	$-	$487,119	$-

Cost of revenues	52,193	-	101,538	-
Cost of revenues - related party	48,378	-	96,663	-
Gross profit	144,589	-	288,918	-

Operating expenses
General and administrative expenses	1,944,049	991,825	6,939,761	1,319,727
Total operating expenses	1,944,049	991,825	6,939,761	1,319,727

Loss from operations	(1,799,460)	(991,825)	(6,650,843)	(1,319,727)

Other (income) expense
Imputed interest - related party	-	3,090	(6,473)	4,673
Total other (income) expense	-	3,090	(6,473)	4,673

Loss before income taxes	(1,799,460)	(994,915)	(6,644,370)	(1,324,400)

Income taxes	-	-	-	-

Net loss	$(1,799,460)	$(994,915)	$(6,644,370)	$(1,324,400)

Basic and diluted loss per share
Basic and diluted loss per share	$(0.11)	$(0.10)	$(0.45)	$(0.13)

Weighted average number of shares outstanding

Basic and diluted	15,923,588	10,049,100	14,923,461	9,913,388

The accompanying notes are an integral part of these financial statements.

F-3

Mangoceuticals, Inc.

Statement of Changes in Stockholders’ Equity

For the Nine Months Ended September 30, 2023 and 2022

(Unaudited)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’ Equity
	Shares	Amount	Capital	Deficit	(Deficit)

Balance, December 31, 2021	8,000,000	$800	$181	$(17,701)	$(16,720)

Imputed interest	-	-	889	-	889

Net loss	-	-	-	(19,599)	(19,599)

Balance, March 31, 2022	8,000,000	800	1,070	$(37,300)	$(35,430)

Imputed interest	-	-	1,583	-	1,583

Issuance of common stock for services	2,250,000	225	224,775	-	225,000

Net loss	-	-	-	(310,185)	(310,185)

Balance, June 30, 2022	10,250,000	$1,025	$227,428	$(347,485)	$(119,032)

Imputed interest	-	-	2,202	-	2,202

Issuance of common stock for services	265,000	27	264,973	-	265,000

Options and warrants vested for services	-	-	169,817	-	169,817

Issuance of common stock for cash	1,500,500	150	1,500,350	-	1,500,500

Net loss	-	-	-	(994,915)	(994,915)

Balance, September 30, 2022	12,015,500	$1,202	$2,164,770	$(1,342,400)	$823,572

Balance, December 31, 2022	13,365,000	$1,337	$2,628,449	$(2,015,756)	$614,030

Issuance of common stock for services	700,000	70	699,930	-	700,000

Issuance of common stock for cash	1,250,000	125	4,999,875	-	5,000,000

Imputed interest	-	-	1,760	-	1,760

Options and warrants vested for services	-	-	64,271	-	64,271

Net loss	-	-	-	(2,560,885)	(2,560,885)

Balance, March 31, 2023	15,315,000	$1,532	$8,394,285	$(4,576,641)	$3,819,176

Issuance of common stock for services	375,000	37	386,963	-	387,000

Imputed interest	-	-	(8,233)	-	(8,233)

Options and warrants vested for services	-	-	64,271	-	64,271

Warrants exercised for cash	1,024,500	102	1,024,398	-	1,024,500

Net loss	-	-	-	(2,284,025)	(2,284,025)

Balance, June 30, 2023	16,714,500	1,671	9,861,684	(6,860,666)	3,002,689

Issuance of common stock for services	75,000	8	84,742	-	84,750

Options and warrants vested for services	-	-	66,842	-	66,842

Net loss	-	-	-	(1,799,460)	(1,799,460)
Balance, September 30, 2023	16,789,500	1,679	10,013,268	(8,660,126)	1,354,821

The accompanying notes are an integral part of these financial statements.

F-4

Mangoceuticals, Inc.

Statements of Cash Flows

	For the Nine Months Ended	For the Nine Months Ended
	September 30, 2023	September 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,644,370)	$(1,324,400)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	18,598	-
Issuance of common stock for services	1,171,750	490,000
Imputed interest expense	(6,473)	4,673
Options vested for stock-based compensation	195,384	169,817
(Increase) decrease in operating assets:
Inventory	(21,581)	-
Prepaid expenses	(72,637)	(37,719)
Operating lease right of use asset	40,808	-
(Decrease) increase in operating liabilities:
Accounts payable and accrued liabilities	55,384	-
Operating lease right of use liabilities	(41,980)	-
Payroll tax liabilities	5,483	671
NET CASH USED IN OPERATING ACTIVITIES	(5,299,634)	(696,958)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property and equipment	(3,519)	(2,531)
NET CASH USED IN INVESTING ACTIVITIES	(3,519)	(2,531)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings on notes payable to related parties	-	75,000
Repayment on notes payable	(78,260)	-
Repayment on notes payable - related party	(89,200)	(25,070)
Proceeds from exercise of warrants	1,024,500	-
Proceeds from sales of common stock for cash	5,000,000	1,500,500
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,857,040	1,550,430

NET INCREASE IN CASH AND CASH EQUIVALENTS	553,887	850,941

CASH AND CASH EQUIVALENTS:
Beginning of period	682,860	22,550
End of period	$1,236,747	$873,491

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

The accompanying notes are an integral part of these financial statements.

F-5

MANGOCEUTICALS, INC.

Notes to Financial Statements

Three and Nine Month Periods Ended September 30, 2023 and September 30, 2022

NOTE 1 – ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Mangoceuticals, Inc. (“Mangoceuticals” or the “Company”), was incorporated in the State of a Texas on October 7, 2021, with the intent of focusing on developing, marketing, and selling a variety of men’s wellness products and services via a telemedicine platform. To date, the Company has identified men’s wellness telemedicine services and products as a growing sector in the most recent years and especially related to the areas of erectile dysfunction (“ED”). In this regard, Mangoceuticals has developed and is commercially marketing and selling a new brand of ED product under the brand name “Mango.” This product is produced at a compounding pharmacy using a proprietary combination of U.S. Food and Drug Administration (“FDA”) approved ingredients and is available to patients on the determination of a prescribing physician that the compounded drug is necessary for the individual patient. Mangoceuticals is currently marketing and selling this new brand of ED product exclusively online via its website at www.MangoRx.com.

Initial Public Offering. In March 2023, the Company completed an initial public offering (the “IPO”), in which the Company issued and sold 1,250,000 shares of authorized common stock for $4.00 per share for net proceeds of $4.35 million, after deducting underwriting discounts and commissions, and offering costs. At the same time, and as part of the same registration statement, but pursuant to a separate prospectus (the “Resale Prospectus”) the Company registered the sale of 4,765,000 shares of common stock, including 2,000,000 shares of common stock issuable upon the exercise of outstanding warrants to purchase shares of common stock with an exercise price of $1.00 per share.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) under the accrual basis of accounting. These financial statements are presented in U.S. dollars and are prepared on a historical cost basis, except for certain financial instruments which are carried at fair value. The accompanying unaudited interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the years ended December 31, 2022 and 2021 included in the Company’s Registration Statement on Form S-1 (Amendment No. 4), filed with the Securities and Exchange Commission (“SEC”) on February 28, 2023 (the “Form S-1”). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for the interim periods presented have been reflected herein. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements that would substantially duplicate the disclosures contained in the Form S-1 have been omitted.

Cash Equivalents

Highly liquid investments with original maturities of three months or less are considered cash equivalents. The Company maintains the majority of its cash accounts at a commercial bank. The Federal Deposit Insurance Corporation (“FDIC”) insures a total cash balance of up to $250,000 per commercial bank. From time to time, cash in deposit accounts may exceed the FDIC limits and the excess would be at risk of loss for purposes of the statement of cash flows. There are no cash equivalents at September 30, 2023 and December 31, 2022 and the Company has not experienced any losses related to uninsured deposits.

Income Taxes

The Company is a taxable entity and recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Income taxes are provided in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 740, Income Taxes. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when the temporary differences reverse. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date of the rate change. A valuation allowance is used to reduce deferred tax assets to the amount that is more likely than not to be realized.

F-6

Net Loss Per Common Share

We compute net loss per share in accordance with ASC 260, Earning per Share. ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the statement of operations. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. For diluted net loss per share purposes, the Company excludes stock options and other stock-based awards, including shares issued as a result of option and warrant exercises, whose effect would be anti-dilutive, from the calculation. There were 1,400,000 and 1,250,000 options, 1,063,000 and 2,000,000 warrants and no derivative securities outstanding as of September 30, 2023 and December 31, 2022, respectively.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with US GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can, and in many cases will, differ from those estimates.

Fair Value of Financial Instruments

The Company measures its financial and non-financial assets and liabilities, as well as makes related disclosures, in accordance with FASB ASC 820, Fair Value Measurement, which provides guidance with respect to valuation techniques to be utilized in the determination of fair value of assets and liabilities. Approaches include, (i) the market approach (comparable market prices), (ii) the income approach (present value of future income or cash flow), and (iii) the cost approach (cost to replace the service capacity of an asset or replacement cost). ASC 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one more significant inputs or significant value drivers are unobservable.

Property and Equipment

Property and equipment are stated at cost. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from the disposition is reflected in earnings. For financial statement purposes, property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives of three (3) to five (5) years.

F-7

Concentration and Risks

The Company’s operations are subject to risks including financial, operational, regulatory and other risks including the potential risk of business failure. For the three and nine months ended September 30, 2023 and the year ended December 31, 2022, the Company had no significant revenue from continuing operations which were derived from a single or a few major customers.

Black Scholes Option Pricing Model

The Company uses a Black-Scholes option pricing model to determine the fair value of warrants and options issued.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard-setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the effect of recently issued standards that are not yet effective will not have a material effect on its financial position or results of operations upon adoption.

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40)”. ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in US GAAP. The ASU’s amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2020-06 on its financial statements.

Related Parties

The Company follows subtopic 850-10 of FASB ASC 850, Related Party Disclosures for the identification of related parties and disclosure of related party transactions.

Pursuant to Section 850-10-20, the related parties include a. affiliates of the Company; b. Entities for which investments in their equity securities would be required, absent the election of the fair value option under the guidance of Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c. trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d. principal owners of the Company; e. management of the Company; f. other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g. other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. The disclosures shall include: a. the nature of the relationship(s) involved; b. a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c. the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d. amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement. Material related party transactions have been identified in Notes 3, 6 and 8 in the notes to financial statements.

F-8

Stock-Based Compensation

The Company recognizes compensation costs to employees under FASB ASC 718 Compensation - Stock Compensation (“ASC 718”). Under ASC 718, companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include stock options and warrants. As such, compensation cost is measured on the date of grant at their fair value. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant.

Revenue Recognition

Our Company generates our online revenue through the sale of products and services purchased by customers directly through our online platform. Online revenue represents the sales of products and services on our platform, net of refunds, credits, and chargebacks, and includes revenue recognition adjustments recorded pursuant to US GAAP. Online revenue is generated by selling directly to consumers through our websites.

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services and has met its performance obligation. For revenue generated through its online platform, the Company defines its customer as an individual who purchases products or services through websites. The transaction price in the Company’s contracts with customers is the total amount of consideration to which the Company expects to be entitled in exchange for transferring products or services to the customer.

The Company’s contracts that contain prescription products issued as the result of a consultation include two performance obligations: access to (i) products and (ii) consultation services. The Company’s contracts for prescription refills have a single performance obligation. Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product to the customer and, in contracts that contain services, by the provision of consultation services to the customer. The Company satisfies its performance obligation for products at a point in time, which is upon delivery of the products to a third-party carrier. The Company satisfies its performance obligation for services over the period of the consultation service, which is typically a few days. The customer obtains control of the products and services upon the Company’s completion of its performance obligations.

The Company has entered into a Physician Services Agreement with BrighterMD, LLC dba Doctegrity (“Doctegrity”) to provide online telemedicine technology services to the Company. The Company accounts for service revenue as a principal in the arrangement with its customers. This conclusion is reached because (i) the Company determines which providers provide the consultation to the customer; (ii) the Company is primarily responsible for the satisfactory fulfillment and acceptability of the services; (iii) the Company incurs costs for consultation services even for visits that do not result in a prescription and the sale of products; and (iv) the Company, at its sole discretion, sets all listed prices charged on its websites for products and services.

Additionally, the Company has entered into a Master Services Agreement and Statement of Work with Epiq Scripts, LLC (“Contracted Pharmacy”), which is a related party, to provide pharmacy and compounding services to the Company to fulfill its promise to customers for contracts that include sale of prescription products and to fill prescriptions that are ordered by the Company’s customers for fulfillment through the Company’s websites. The Company accounts for prescription product revenue as a principal in the arrangement with its customers. This conclusion is reached because (i) the Company has sole discretion in determining which Contracted Pharmacy fills a customer’s prescription; (ii) Contracted Pharmacy fills the prescription based on fulfillment instructions provided by the Company, including using the Company’s branded packaging for generic products; (iii) the Company is primarily responsible to the customer for the satisfactory fulfillment and acceptability of the order, and; (iv) the Company, at its sole discretion, sets all listed prices charged on its websites for products and services.

F-9

The Company accounts for shipping activities, consisting of direct costs to ship products performed after the control of a product has been transferred to the customer, in cost of revenue.

Inventories

Inventories are stated at the lower of cost or market with cost being determined on a first-in, first-out (“FIFO”) basis. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. During the periods presented, there were no inventory write-downs.

Marketing and advertising

The Company follows the policy of charging the costs of marketing and advertising to expense as incurred. The Company charged to operations $1,633,528 and $0 for the nine months ended September 30, 2023 and 2022. We did not begin advertising until November 2022.

Subsequent events

The Company follows the guidance in subtopic 855-10-50 of FASB ASC 855, Subsequent Events, for the disclosure of subsequent events. The Company will evaluate subsequent events through the date when the financial statements were issued (see Note 10).

NOTE 3 – PREPAID EXPENSES AND DEPOSITS

During the three and nine months ended September 30, 2023 and the year ended December 31, 2022, and in association with the Master Services Agreement and Statement of Work with our related party Contracted Pharmacy, the Company prepays the related party Contracted Pharmacy as a retainer to be credited towards future product sales. As of September 30, 2023 and December 31, 2022, the balance was $84,382 and $11,745, respectively

Additionally, the Company signed a lease agreement for office space, effective October 1, 2022, which included an initial security deposit of $16,942.

NOTE 4 – INVENTORY

During the three and nine months ended September 30, 2023 and the year ended December 31, 2022, the Company purchased inventories related to promotional merchandise intended to be sold online. As of September 30, 2023 and December 31, 2022, the inventory balance was $21,581 and $0, respectively.

NOTE 5 – PROPERTY AND EQUIPMENT

During the nine months ended September 30, 2023, the Company acquired custom product packaging equipment totaling $3,519. Depreciation expense for the nine months ended September 30, 2023 and 2022, was $18,598 and $0, respectively. Total net property and equipment was $102,420 and $117,499, as of September 30, 2023 and December 31, 2022, respectively.

 SCHEDULE OF PROPERTY PLANT AND EQUIPMENT

	September 30, 2023	December 31, 2022

Computers	$5,062	$5,062
Equipment	119,819	116,300
Less accumulated depreciation:	(22,461)	(3,863)
Property and equipment, net	$102,420	$117,499

F-10

NOTE 6 – RELATED PARTY TRANSACTIONS

On December 10, 2021 and March 18, 2022, the Company received advances of $39,200 and $50,000, respectively, for a total of $89,200 from its previous majority shareholder, American International Holdings Corp (“AMIH”), in order to cover various general and administrative expenses. The advances bear no interest and are due on demand upon the Company’s ability to repay the advances from either future revenues or investment proceeds. On June 16, 2022, Cohen Enterprises, Inc. (“Cohen Enterprises”), an entity owned and controlled by Jacob D. Cohen, the Company’s Chief Executive Officer and Chairman of the Board of Directors, entered into and closed a Stock Purchase Agreement (the “SPA”) for the purchase of 8,000,000 shares of the outstanding common stock of the Company which were then held by AMIH, which represented 80% of the Company’s then outstanding shares of common stock, in consideration for $90,000. Pursuant to the terms of the SPA, Cohen Enterprises also acquired the right to be repaid the $89,200 advanced from AMIH to the Company.

On June 29, 2022, the Company received an advance of $25,000 from Cohen Enterprises in order to cover various general and administrative expenses. The Company repaid Cohen Enterprises $25,000 on August 18, 2022 bringing the total amount owed to Cohen Enterprises to $89,200 as of December 31, 2022. This amount was paid in full on April 4, 2023 and the amount owed to Cohen Enterprises was $0 and $89,200 as of September 30, 2023 and December 31, 2022, respectively. Previously recorded imputed interest equal to eight percent (8%) per annum, or a total of $8,232 against the related party advances, was canceled and reversed for the nine months ended September 30, 2023.

On December 10, 2021, the Company received an advance of $70 from ZipDoctor, Inc., a then wholly-owned subsidiary of its then majority shareholder, AMIH, which was used to open and establish the Company’s bank account. The advance bears no interest and is due on demand upon the Company’s ability to repay the advance from either future revenues or investment proceeds. The amount was paid in full on May 24, 2022 and the amount owed to ZipDoctor was $0 and $70 as of September 30, 2023 and December 31, 2022, respectively. Imputed interest at eight percent (8%) per annum on this advance was insignificant and therefore was not calculated, recorded or paid during the time the advance was outstanding from December 10, 2021 to May 24, 2022.

For additional information on related party prepaid expenses see Note 3.

NOTE 7 – NOTES PAYABLE

On November 18, 2022, the Company entered into a note payable with a vendor for the purchase of equipment in the amount of $78,260. The note bears no interest and was due in three payments of $5,000 each January 1, 2023 through March 1, 2023, a $31,630 payment on April 1, 2023 and a final payment on May 1, 2023 for the outstanding balance. The January 1 and March 1, 2023 payments were timely made and on March 23, 2023, the Company elected to pay off the remaining balance of $63,260. The outstanding balance as of September 30, 2023 and December 31, 2022 was $0 and $78,260, respectively.

NOTE 8 – CAPITAL STOCK

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of “blank check” preferred stock, $0.0001 par value. All preferred stock was undesignated as of September 30, 2023 and December 31, 2022.

F-11

Common Stock

The Company is authorized to issue 200,000,000 shares of common stock, par value $0.0001 per share, of which 16,789,500 shares were issued and outstanding at September 30, 2023 and 13,365,000 were issued and outstanding at December 31, 2022.

On August 8, 2022, the Company began a private placement of up to $2,000,000 of units (the “Units”), each consisting of one share of common stock (the “Shares”) and a warrant to purchase one share of common stock (the “Warrants”), at a price of $1.00 per Unit. The Warrants have a five-year term and an exercise price of $1.00 per share, for which cash would need to be remitted to us for exercise in the event that the shares underlying the warrants have been registered, otherwise the Warrants are exercisable on either a cash basis or a cashless basis. The offering of the Units is referred to as the “Offering.” The Units were offered by the Company only to investors that qualify as “accredited investors,” as that term is defined in Rule 501(a) of Regulation D promulgated by the SEC under the Securities Act of 1933, as amended (the “Securities Act”). The price of the Units was determined by the Company and such price did not necessarily bear any relation to the book value or other recognized criteria of value of the Company.

The Offering commenced on August 8, 2022 and the Company sold 2,000,000 Units at $1.00 per Unit to 23 investors in exchange for $2,000,000 in gross proceeds from the investors, and subsequently issued the investors 2,000,000 Shares and 2,000,000 Warrants between August 16, 2022 and December 31, 2022. As of December 31, 2022, the fair value of Warrants outstanding to investors was $1,438,299. Because the Warrants vested immediately the fair value was assessed on the date of grant.

On September 6, 2022, we entered into a Consulting Agreement with PHX Global, LLC (“PHX”), which is owned by Peter “Casey” Jensen, who is a member of the Board of Directors of AMIH and a related party. Pursuant to the Consulting Agreement, PHX agreed to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for 12 months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued PHX 50,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $13,921.

On September 6, 2022, we entered into a Consulting Agreement with Ezekiel Elliott (“Elliott”), currently a professional football player in the National Football League, to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for 12 months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Elliott 100,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $27,842.

On September 15, 2022, we entered into a Consulting Agreement with David Sandler, an individual (“Sandler”), to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for six months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Sandler 10,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $2,784.

On September 15, 2022, we entered into a Consulting Agreement with Hsiaoching Chou, an individual (“Chou”), to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for six months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Chou 5,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $1,392.

F-12

On September 22, 2022, we entered into a service agreement with Greentree Financial Group, Inc. (“Greentree” and the “Service Agreement”). Pursuant to the Service Agreement, Greentree agreed to perform the following services: (a) bookkeeping services for the Company for the period from October 1, 2022 through June 30, 2023; (b) advice and assistance to the Company in connection with the conversion of its financial reporting systems, including its projected financial statements, to a format that is consistent with US GAAP; (c) assistance to the Company with compliance filings for the quarters ended September 30, 2022, March 31, 2023, June 30, 2023 and the year ended December 31, 2022, including the structure and entries as well as assistance with US GAAP footnotes; (d) reviewing, and providing advice to the Company on, all documents and accounting systems relating to its finances and transactions, with the purpose of bringing such documents and systems into compliance with US GAAP or disclosures required by the SEC; and (e) providing necessary consulting services and support as a liaison for the Company to third party service providers, including coordination amongst the Company and its attorneys, CPAs and transfer agent. Since February 2015, Mr. Eugene (Gene) M. Johnston, our Chief Financial Officer (who was appointed October 1, 2022) has served as an Audit Manager for Greentree.

The Company agreed to issue Greentree 100,000 shares of the Company’s restricted common stock upon the parties’ entry into the agreement, and to pay Greentree $50,000 in cash, payable as follows: (a) $12,500 on or before September 30, 2022; (b) $12,500 on or before December 31, 2022; (c) $12,500 or before March 31, 2023; and (d) $12,500 on or before June 30, 2023. We also agreed to include the 100,000 shares of common stock issued to Greentree in the Resale Prospectus, which shares of common stock are included therein, and to reimburse Greentree for its reasonable out-of-pocket expenses incurred in connection with Greentree’s activities under the agreement, including the reasonable fees and travel expenses for the meetings on behalf of the Company. The Service Agreement includes customary indemnification obligations requiring the Company to indemnify Greentree and its affiliates with regard to certain matters. The shares were valued at $0.28 per share for a total of $27,842.

On October 1, 2022, the Company executed a Summary of Terms and Conditions (“Offer Letter”) with Gene Johnston (“Johnston”) appointing Johnston to serve as the Company’s Chief Financial Officer on a full-time basis for a term of 12 months. Pursuant to the Offer Letter, the Company issued Johnston 150,000 shares of the Company’s restricted stock and vest over a 6-month period at the rate of 25,000 shares per month with the first 25,000 shares vesting on November 1, 2022. Johnston is eligible to participate in any of the Company’s future sponsored benefit plans, including but not limited to, health insurance benefits, 401k, stock option or restricted stock grants, and other fringe benefits, once established, and no earlier than the first of the month following 105 days of Johnston’s start date. Johnston is also eligible to receive equity incentive grants or cash bonus awards as determined by the Company’s Board (or a committee of the Board) in their sole discretion. The shares were valued at $0.28 per share for a total of $41,763. Mr. Johnston is a related party.

On October 13, 2022, the Company entered into Director Offer Letter agreements with each of Alex Hamilton (“Hamilton”), Dr. Kenny Myers (“Myers”) and Lorraine D’Alessio (“Alessio), compensating each of them with 75,000 shares of restricted common stock (for a total of 225,000 shares) (the “Director Shares”). The Director Shares were issued under the Company’s 2022 Equity Incentive Plan (the “2022 Plan”), with the following vesting schedule: 1/3 of the Director Shares vested on October 14, 2022, and the remaining Director Shares will vest annually in one-third increments commencing on the first anniversary date thereof. The shares were valued at $0.28 per share for a total of $20,881. These individuals are related parties.

On October 14, 2022, the Company issued its Project Manager, Joan Arango, 25,000 shares of restricted common stock under the 2022 Plan. The shares were issued to Ms. Arango as a bonus for services rendered to date. Ms. Arango is the sister of the Company’s President and Chief Operating Officer, Jonathan Arango. The shares were valued at $0.28 per share for a total of $7,204. Ms. Arango is a related party.

F-13

On November 1, 2022, we entered into a Consulting Agreement with White Unicorn, LLC (“White Unicorn”), to provide business advisory services related to product packaging, strategic marketing, branding, advertising and future product development as reasonably requested by the Company during the term of the agreement, which is for 12 months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued White Unicorn 100,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $28,816.

On December 9, 2022, we entered into a Consulting Agreement with Global Career Networks, Inc. (“Global”) to provide marketing services as reasonably requested by the Company during the term of the agreement, which was for six months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Global 100,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $28,816.

On December 21, 2022, we entered into a Consulting Agreement with Chartered Services, LLC (“Chartered Services”), to provide strategic marketing services for advertising and consulting, product distribution, digital marketing and identifying creative and constructive brand awareness to the Company during the term of the agreement, which was for six months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company agreed to pay Chartered Services $150,000 in cash (with $75,000 payable upon entry into the agreement and $75,000 payable on January 31, 2023) and issued Chartered Services 250,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $72,039.

On January 3, 2023, we entered into a Consulting Agreement with DojoLabs Group, Inc. (“DojoLabs”), to provide various strategic marketing related services to the Company pursuant to a defined scope of work during the term of the agreement, which is the earlier of a) all deliverables being received by the Company pursuant to the scope of work, or b) if terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company agreed to pay DojoLabs $100,000 in cash and issued DojoLabs 50,000 shares of restricted common stock with registration rights and fully vest upon the completion of all work performed under the scope of work. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $1.00 per share for a total of $100,000.

On January 6, 2023, we entered into a Consulting Agreement with Bethor, Ltd. (“Bethor”), to provide strategic advisory services to the Company during the term of the agreement, which is for 12 months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Bethor 250,000 shares of restricted common stock with registration rights. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $1.00 per share for a total of $250,000.

On January 6, 2023, the Company established an advisory board (the “Advisory Board”) and approved and adopted a charter (the “Advisory Board Charter”) to govern the Advisory Board. Pursuant to the Advisory Board Charter, the Advisory Board shall be comprised of a minimum of two (2) members, all of whom shall be appointed and subject to removal by the Board of Directors at any time. In addition to the enumerated responsibilities of the Advisory Board in the Advisory Board Charter, the primary function of the Advisory Board is to assist the Board of Directors in its general oversight of the Company’s development of new business ventures and strategic planning.

In connection with the establishment of the Advisory Board, the Board of Directors appointed Dr. Brian Rudman (“Dr. Rudman”) and Mr. Jarrett Boon (“Mr. Boon”), both of whom are independent, non-Board members and non-Company employees, to the Advisory Board. Dr. Rudman will serve as Chairman of the Advisory Board.

F-14

In connection with Dr. Rudman’s appointment to the Advisory Board, the Company entered into an Advisor Agreement (the “Dr. Rudman Consulting Agreement”), dated effective January 6, 2023, with Dr. Rudman, whereby the Company agreed to issue Dr. Rudman 25,000 shares of the Company’s restricted common stock, pay Dr. Rudman $2,000 per month in cash, and reimburse Dr. Rudman for reasonable out-of-pocket expenses, including, without limitation, travel expenses incurred by him in connection with the Company’s requests of the performance of his duties to the Company in service on the Advisory Board. The shares were valued at $1.00 per share for a total of $25,000.

In connection with Mr. Boon’s appointment to the Advisory Board, the Company entered into an Advisor Agreement (the “Mr. Boon Consulting Agreement”), dated effective January 6, 2023, with Mr. Boon, whereby the Company agreed to issue Mr. Boon 25,000 shares of the Company’s restricted common stock and to reimburse Mr. Boon for reasonable out-of-pocket expenses, including, without limitation, travel expenses incurred by him in connection with the Company’s requests of the performance of his duties to the Company in service on the Advisory Board. The shares were valued at $1.00 per share for a total of $25,000.

On January 24, 2023, we entered into Consulting Agreements with four consultants to the Company: (1) Sultan Haroon; (2) John Helfrich; (3) Justin Baker; and (4) Maja Matthews, each of whom is also an employee of Epiq Scripts. Pursuant to the Consulting Agreements, the Consultants agreed to provide us services related to the research, development, packaging and marketing for additional pharmaceutical and other over-the-counter related products during the term of each agreement, which each have a term of 18 months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued an aggregate of 350,000 shares of common stock to the consultants as follows: (1) Sultan Haroon 150,000 shares of restricted common stock; (2) John Helfrich 25,000 shares of restricted common stock; (3) Justin Baker 25,000 shares of restricted common stock; and (4) Maja Matthews 150,000 shares of restricted common stock. The shares issued to Haroon and Matthews vest at the rate of 50,000 shares upon entry into the agreement, 50,000 shares upon the Company’s successful launch of a new product category, and 50,000 shares upon the Company’s successful launch of a second and additional new product category, in each case prior to the 18-month anniversary of the applicable agreement. The shares issued to Helfrich and Baker vest at the rate of 10,000 shares upon entry into the agreement, 7,500 shares upon the Company’s successful launch of a new product category, and 7,500 shares upon the Company’s successful launch of a second and additional new product category, in each case prior to the 18-month anniversary of the applicable agreement. Any shares not vested by the eighteen-month anniversary of the applicable agreement are forfeited. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $1.00 per share for a total of $350,000.

On March 22, 2023, the Company sold 1,250,000 shares of its common stock at a price of $4.00 per share to investors in connection with its IPO for gross proceeds of $5,000,000.

On April 24, 2023, a warrant holder exercised private placement Warrants to purchase 100,000 shares of common stock with an exercise price of $1.00 per share in consideration for $100,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

On April 25, 2023, a warrant holder exercised private placement Warrants to purchase 100,000 shares of common stock with an exercise price of $1.00 per share in consideration for $100,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

On April 25, 2023, a warrant holder exercised private placement Warrants to purchase 25,000 shares of common stock with an exercise price of $1.00 per share in consideration for $25,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

On April 25, 2023, a warrant holder exercised private placement Warrants to purchase 25,000 shares of common stock with an exercise price of $1.00 per share in consideration for $25,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

F-15

On April 25, 2023, a warrant holder exercised private placement Warrants to purchase 75,000 shares of common stock with an exercise price of $1.00 per share in consideration for $75,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

On April 26, 2023, a warrant holder exercised private placement Warrants to purchase 100,000 shares of common stock with an exercise price of $1.00 per share in consideration for $100,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

On May 1, 2023, a warrant holder exercised private placement Warrants to purchase 25,000 shares of common stock with an exercise price of $1.00 per share in consideration for $25,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

On and effective on May 1, 2023, the Company entered into an Employment Agreement with Mrs. Amanda Hammer (the “Employment Agreement”). The Employment Agreement provides for Mrs. Hammer to serve as Chief Operating Officer of the Company for an initial three-year term extending through May 1, 2026, provided that the agreement automatically renews for additional one-year terms thereafter in the event neither party provides the other at least 60 days prior notice of their intention not to renew the terms of the agreement. The agreement provides for Mrs. Hammer to receive an annual salary of $150,000 per year. The Employment Agreement also required the Company to grant Mrs. Hammer a sign-on bonus of (a) 75,000 restricted shares of common stock of the Company, vested in full upon issuance, and (b) options to purchase an additional 150,000 shares of common stock of the Company, under the Company’s 2022 Equity Incentive Plan (the “Plan”), with an exercise price of the greater of (i) $1.10 per share; and (ii) the closing sales price of the Company’s common stock on the Nasdaq Capital Market on the date the Employment Agreement and the grant is approved by the Board (which date was May 1, 2023), and which exercise price was $1.00 per share, with options to purchase 50,000 shares vesting every twelve months that the Employment Agreement is in effect, subject to the terms of the Plan. The options are exercisable for a period of ten years and are documented by a separate option agreement entered into by the Company and Mrs. Hammer.

On May 1, 2023, we entered into a Software Development Agreement with Redlime Solutions, Inc. (“Redlime”) to provide software development services during the term of the agreement, which is for twelve months. In consideration for agreeing to provide the services under the agreement, the Company agreed to pay Redlime $300,000 in cash and issue Redlime 180,000 shares of restricted common stock. The shares were valued at $1.00 per share for a total of $180,000.

On May 25, 2023, the Board of Directors appointed Mr. Aaron Andrew (“Mr. Andrew”), an independent, non-Board member and non-Company employee, to the Advisory Board. In connection with Mr. Andrew’s appointment to the Advisory Board, the Company entered into an Advisor Agreement (the “Mr. Andrew Consulting Agreement”), dated effective May 25, 2023, with Mr. Andrew, whereby the Company agreed to issue Mr. Andrew 50,000 shares of the Company’s restricted common stock under the 2022 Plan and to reimburse Mr. Andrew for reasonable out-of-pocket expenses, including, without limitation, travel expenses incurred by him in connection with the Company’s requests of the performance of his duties to the Company in service on the Advisory Board. The shares were valued at $1.10 per share for a total of $55,000.

On June 1, 2023, we entered into a Consulting Agreement with Major Dodge (“Major”), to provide acting and production related services to the Company during the term of the agreement, which is for 12 months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Major 20,000 shares of restricted common stock under the 2022 Plan. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $1.10 per share for a total of $22,000.

On June 1, 2023, we entered into a Production and Broadcasting Agreement with New To The Street Group, LLC (“New To The Street”), to provide production, broadcasting and other marketing related services to the Company during the term of the agreement, which was for 3 months unless otherwise earlier terminated. In consideration for agreeing to provide the services under the agreement, the Company issued New To The Street 50,000 shares of restricted common stock and agreed to pay New To The Street a monthly cash payment of $5,000. The shares were valued at $1.10 per share for a total of $55,000.

F-16

On June 6, 2023, a warrant holder exercised private placement Warrants to purchase 150,000 shares of common stock with an exercise price of $1.00 per share in consideration for $150,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

On June 7, 2023, a warrant holder exercised private placement Warrants to purchase 75,000 shares of common stock with an exercise price of $1.00 per share in consideration for $75,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

On June 8, 2023, a warrant holder exercised private placement Warrants to purchase 24,500 shares of common stock with an exercise price of $1.00 per share in consideration for $24,500 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

On June 21, 2023, a warrant holder exercised private placement Warrants to purchase 100,000 shares of common stock with an exercise price of $1.00 per share in consideration for $100,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

On June 22, 2023, a warrant holder exercised private placement Warrants to purchase 100,000 shares of common stock with an exercise price of $1.00 per share in consideration for $100,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

On June 22, 2023, a warrant holder exercised private placement Warrants to purchase 25,000 shares of common stock with an exercise price of $1.00 per share in consideration for $25,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

On June 27, 2023, a warrant holder exercised private placement Warrants to purchase 100,000 shares of common stock with an exercise price of $1.00 per share in consideration for $100,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

On September 1, 2023, we entered into a service agreement with Greentree Financial Group, Inc. (“Greentree” and the “Service Agreement”). Pursuant to the Service Agreement, Greentree agreed to perform the following services: (a) bookkeeping services for the Company for the period from October 1, 2023 through September 30, 2024; (b) advice and assistance to the Company in connection with the conversion of its financial reporting systems, including its projected financial statements, to a format that is consistent with US GAAP; (c) assistance to the Company with compliance filings for the quarters ended September 30, 2023, March 31, 2024, June 30, 2024 and the year ended December 31, 2023, including the structure and entries as well as assistance with US GAAP footnotes; (d) reviewing, and providing advice to the Company on, all documents and accounting systems relating to its finances and transactions, with the purpose of bringing such documents and systems into compliance with US GAAP or disclosures required by the SEC; and (e) providing necessary consulting services and support as a liaison for the Company to third party service providers, including coordination amongst the Company and its attorneys, CPAs and transfer agent. Since February 2015, Mr. Eugene (Gene) M. Johnston, our Chief Financial Officer (who was appointed October 1, 2022) has served as an Audit Manager for Greentree.

The Company agreed to issue Greentree 75,000 shares of the Company’s restricted common stock upon the parties’ entry into the agreement, and to pay Greentree $40,000 in cash, payable as follows: (a) $20,000 on or before September 30, 2023; (b) $20,000 on or before March 31, 2024. We also agreed to reimburse Greentree for its reasonable out-of-pocket expenses incurred in connection with Greentree’s activities under the agreement, including the reasonable fees and travel expenses for the meetings on behalf of the Company. The Service Agreement includes customary indemnification obligations requiring the Company to indemnify Greentree and its affiliates with regard to certain matters. The shares were valued at $1.13 per share for a total of $84,750.

F-17

Options:

During the year ended December 31, 2022, the Company granted a total of 1,250,000 options to purchase shares of common stock of the Company, under the 2022 Plan, of which 750,000 were granted to Jacob Cohen, the Company’s CEO, and 500,000 were granted to Jonathan Arango, the Company’s President and then COO, related to their respective employment agreement. The options have an exercise price of $1.10 per share, an original life of five years and vest at the annual renewal of their employment over three years.

On May 1, 2023, the Company granted 150,000 options to purchase shares of common stock of the Company, under the 2022 Plan to Amanda Hammer, the Company’s COO, related to her employment agreement. The options have an exercise price of $1.10 per share, an original life of five years and vest at the annual renewal of their employment over three years.

As of September 30, 2023 and December 31, 2022, $197,954 and $82,267 has been recorded as stock-based compensation. Mr. Cohen, Mr. Arango and Ms. Hammer are related parties.

The following table summarizes common stock options activity: The following table summarizes common stock options activity:

 SCHEDULE OF STOCK OPTION ACTIVITY

	Options	Weighted Average Exercise Price
December 31, 2021	-	$-
Granted	1,250,000	1.10
Exercised	-	-
Expired	-	-
Outstanding, December 31, 2022	1,250,000	$1.10
Exercisable, December 31, 2022	133,333	$1.10

Granted	150,000	$1.10
Exercised	-	-
Expired	-	-
Outstanding, September 30, 2023	1,400,000	$1.10
Exercisable, September 30, 2023	454,167	$1.10

The weighted average exercise prices, remaining lives for options granted, and exercisable as of September 30, 2023 were as follows:

	Outstanding Options		Exercisable Options
Options Exercise Price Per Share	Shares	Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$1.10	1,400,000	4.53	$1.10	454,167	$1.10

As of September 30, 2023, the fair value of options outstanding was $640,194. The aggregate initial fair value of the options measured on the grant date of August 31, 2022 and May 1, 2023 was calculated using the Black-Scholes option pricing model based on the following assumption:

SCHEDULE OF FAIR VALUE ASSUMPTIONS

Fair Value of Common Stock on measurement date	$1.00
Risk free interest rate	3.64% - 3.30%
Volatility	224.70% 92.54%
Dividend Yield	0%
Expected Term	6.0 - 3.5

(1)	The risk-free interest rate was determined by management using the market yield on U.S. Treasury securities with comparable terms as of the measurement date.
(2)	The trading volatility was determined by calculating the volatility of the Company’s peer group.
(3)	The Company does not expect to pay a dividend in the foreseeable future
(4)	The Company, in accordance with staff accounting bulletin (“SAB”)14-D.2, used the simplified method (plain vanilla) to determine the overall expected term

F-18

Warrants:

During the year ended December 31, 2022, the Company issued a total of 2,000,000 Warrants to investors and 210,070 Warrants as compensation for services rendered in connection with the Offering. The Warrants have an original life of five years and vested immediately. The Warrants for services were expensed as stock-based compensation at the aggregate fair value in the amount of $151,821. Because the Warrants vested immediately, the fair value was assessed on the grant date. The aggregate fair value of the Warrants were measured using the Black-Scholes option pricing model. The Company and the holder of 210,070 Warrants for services agreed to cancel the Warrants and reversed the entries for stock-based compensation to zero at year ended December 31, 2022.

As additional consideration in connection with the IPO, upon the closing of the IPO, we granted Boustead Securities, LLC, the representative of the underwriters named in the Underwriting Agreement for the IPO, warrants to purchase 87,500 shares of common stock with an exercise price of $5.00 per share, which are exercisable six months after the effective date of the registration statement filed in connection with the IPO (March 20, 2023) and expire five years after such effectiveness date. The fair value of the warrants on the grant date was $31,995.

As of September 30, 2023 and December 31, 2022, the fair value of Warrants outstanding to investors was $581,264 and $1,438,299, respectively. Because the Warrants vested immediately, the fair value was assessed on the grant date.

The following table summarizes common stock warrant activity:

SCHEDULE OF WARRANT ACTIVITY

	Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2021	-	$-
Granted	2,210,070	1.00
Exercised	-	-
Expired	-	-
Cancelled	(210,070)	1.00
Outstanding, December 31, 2022	2,000,000	1.00
Exercisable, December 31, 2022	2,000,000	$1.00

Granted	87,500	5.00
Exercised	(1,024,500)	1.00
Expired	-	-
Cancelled	-	-
Outstanding, September 30, 2023	1,063,000	1.30
Exercisable, September 30, 2023	975,500	$1.00

The weighted average exercise prices, remaining lives for warrants granted, and exercisable as of September 30, 2023, were as follows:

	Outstanding and Vested Warrants
Weighted Average Warrant Exercise Price Per Share	Shares	Life (Years)
$1.00	1,063,000	3.83

F-19

As of September 30, 2023, warrants to purchase 1,063,000 shares of common stock are outstanding and vested, and the vested stock warrants have a weighted average remaining life of 3.83 years.

SCHEDULE OF FAIR VALUE ASSUMPTIONS

Fair Value of Common Stock on measurement date	$0.37 - $0.72
Risk-free interest rate	From 2.95% to 4.00%
Volatility	From 88.92% to 92.87%
Dividend Yield	0%
Expected Term	5 years

(1)	The risk-free interest rate was determined by management using the market yield on U.S. Treasury securities with comparable terms as of the measurement date.
(2)	The trading volatility was determined by calculating the volatility of the Company’s peer group.
(3)	The Company does not expect to pay a dividend in the foreseeable future.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may become a party to lawsuits involving various matters. The impact and outcome of litigation, if any, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm its business. The Company is not currently subject to any such litigation.

Operating Leases

The Company has a lease for an office in Dallas, Texas, classified as an operating lease under ASC 842, Leases.

On September 28, 2022, and with an effective date of October 1, 2022, the Company entered into a Lease Agreement with Rox Trep Tollway, L.P. (the “Landlord”) to lease and occupy approximately 2,201 square feet of office space located at 15110 Dallas Parkway, Suite 600, Dallas, Texas 75248 to serve as the Company’s main headquarters (the “Lease Agreement”). The Lease Agreement has a term of thirty-eight (38) months and has a monthly base rent of $5,778, or $31.50 per square foot, for the from months 3-18 and increases at the rate of $1 per square foot per annum until the end of the lease term (the “Base Rent”). In addition to the Base Rent, the Company is required to reimburse the landlord for its pro-rata share of all real estate taxes and assessments, hazard and liability insurance and common area maintenance costs for the building at the rate of 2.45% (the “Proportionate Rent”). Upon the execution of the Lease Agreement, the Company agreed to prepay the first full month’s Base Rent along with a security deposit equal to $16,942.

The Company utilizes the incremental borrowing rate in determining the present value of lease payments unless the implicit rate is readily determinable. The Company used an estimated incremental borrowing rate of 8% to estimate the present value of the right-of-use liability.

The Company has right-of-use assets of $133,433 and $174,241 and operating lease liabilities of $143,424 and $185,405 as of September 30, 2023 and December 31, 2022, respectively. Operating lease expense for the nine months ended September 30, 2023 and 2022 was $50,826 and $0, respectively. The Company has recorded $0 in impairment charges related to right-of-use assets during the nine months ended September 30, 2023 and 2022.

SCHEDULE OF MATURITY OF LEASE LIABILITIES

Maturity of Lease Liabilities at September 30, 2023	Amount
2023	$17,516
2024	71,716
2025	67,589
Total lease payments	156,821
Less: Imputed interest	(13,397)
Present value of lease liabilities	$143,424

NOTE 10 – SUBSEQUENT EVENTS

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. Based on the evaluation, the Company identified the following subsequent events:

On October 1, 2023, the Company executed a Summary of Terms and Conditions (“Consulting Agreement”) with Gene Johnston (“Johnston”) continuing his appointment as the Company’s Chief Financial Officer on a full-time basis for a term of 12 months. Pursuant to the Consulting Agreement, the Company issued Johnston 50,000 shares of the Company’s common stock and $2,000 per month. The Consulting Shares were issued under, and subject to the terms of, the Company’s 2022 Equity Incentive Plan.

On October 10, 2023, we entered into a Consulting Agreement with Luca Consulting, LLC (“Luca Consulting”), to provide management consulting and business advisory services to the Company during the term of the agreement, which is for three months. In consideration for agreeing to provide the services under the agreement, the Company agreed to pay Luca Consulting $15,000 in cash and issued Luca Consulting 200,000 shares of restricted common stock. The agreement contains customary confidentiality and non-circumvention provisions. The shares were valued at $0.60 per share for a total of $120,000.

F-20

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of

Mangoceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Mangoceuticals, Inc. as of December 31, 2022, and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mangoceuticals, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 8 to the financial statements, the entity has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Mangoceuticals, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Mangoceuticals, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Turner, Stone & Company, L.L.P.

We have served as Mangoceuticals, Inc.’s auditor since 2023.

Dallas, Texas

February 21, 2023

Turner, Stone & Company, L.L.P.
Accountants and Consultants
12700 Park Central Drive, Suite 1400
Dallas, Texas 75251 Telephone: 972-239-1660 ⁄ Facsimile: 972-239-1665 Toll Free: 877-853-4195 Web site: turnerstone.com

F-21

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Mangoceuticals, Inc.,

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Mangoceuticals, Inc. (the Company) as of December 31, 2021, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the period from October 7, 2021 (inception) to the period then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period from October 7, 2021 (inception) to the period then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered a net loss from start-up operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are discussed in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Due to the net loss for the year, The Company evaluated the need for a going concern. Auditing management’s evaluation of a going concern can be a significant judgement given the fact that the Company uses the management estimates on future revenues and expenses which are not able to be substantiated.

As discussed in Note 8, the Company has a going concern due to the net loss during the year ended December 31, 2021. To evaluate the appropriateness of the going concern, we examined and evaluated the financial information along with management’s plans to mitigate the going concern and management’s disclosure on going concern.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC

We have served as the Company’s auditor since 2022

Houston, TX

July 1, 2022

F-22

Mangoceuticals, Inc.

Balance Sheets

	December 31, 2022	December 31, 2021
ASSETS
Cash and cash equivalents	$682,860	$22,550
Prepaid expenses	11,745	-
TOTAL CURRENT ASSETS	694,605	22,550

FIXED ASSETS
Property and equipment, net of accumulated depreciation of $3,863	117,499	-
TOTAL FIXED ASSETS	117,499	-

OTHER ASSETS
Deposits	16,942	-
Right of use - asset	174,241	-
TOTAL OTHER ASSETS	191,183	-
TOTAL ASSETS	$1,003,287	$22,550

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Accounts payable and accrued liabilities	33,675
Payroll tax liabilities	2,717	-
Notes payable to related parties	89,200	39,270
Notes payable	78,260	-
Right-of-use liability - operating lease	56,725	-
TOTAL CURRENT LIABILITIES	260,577	39,270
LONG-TERM LIABILITIES
Right-of-use liability - operating lease	128,680	-
TOTAL LONG-TERM LIABILITIES	128,680	-

TOTAL LIABILITIES	389,257	39,270

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock (par value $.0001, 200,000,000 shares authorized, of which 13,365,000 and 8,000,000 shares issued and outstanding as of December 31, 2022 and 2021, respectively)	1,337	800
Additional paid in capital	2,628,449	181
Accumulated deficit	(2,015,756)	(17,701)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	614,030	(16,720)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$1,003,287	$22,550

The accompanying notes are an integral part of these audited financial statements.

F-23

Mangoceuticals, Inc.

Statements of Operations

	For The Year	For the period from October 7, 2021(Inception)
	Ended	through
	December 31, 2022	December 31, 2021

Revenues
Revenues	8,939	-
Cost of revenues ($3,255 of related party cost of revenues for the year ended December 31, 2022)	(4,089)	-
Gross profit (loss)	4,850

Operating expenses
General and administrative expenses	1,996,432	17,520
Total operating expenses	1,996,432	17,520

Loss from operations	(1,991,582)	(17,520)

Other expense
Imputed interest – related party	6,473	181
Total other expense	6,473	181

Loss before income taxes	(1,998,055)	(17,701)

Income taxes	-	-

Net income (loss)	$(1,998,055)	$(17,701)

Basic and diluted loss per share
Basic and diluted loss per share	$(0.19)	$(0.00)

Weighted average number of shares outstanding
Basic and diluted	10,798,083	8,000,000

The accompanying notes are an integral part of these audited financial statements.

F-24

MANGOCEUTICAL, INC.

Statement of Changes in Stockholders’ Equity (Deficit)

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares	Amount	Capital	Deficit	(Deficit)

October 7, 2021 (inception)	-	$-	$-	$-	$-

Issuance of Common Shares	8,000,000	800	-	-	800

Imputed Interest	-	-	181	-	181

Net Loss	-	-	-	(17,701)	(17,701)

Balance, December 31, 2021	8,000,000	$800	$181	$(17,701)	$(16,720)

Issuance of Common Stock for Services	3,365,000	337	539,728	-	540,065

Issuance of Units for Cash	2,000,000	200	1,999,800	-	2,000,000

Options and Warrants Vested for Services	-	-	234,088	-	234,088

Warrants for Services Cancelled	-	-	(151,821)	-	(151,821)

Imputed Interest	-	-	6,473	-	6,473

Net Loss	-	-	-	(1,998,055)	(1,998,055)

Balance, December 31, 2022	13,365,000	$1,337	$2,628,448	$(2,015,756)	$614,030

The accompanying notes are an integral part of these audited financial statements.

F-25

MANGOCEUTICALS, INC.

Statements of Cash Flows

	For the Year Ended	For the Period from October 7, 2021 (inception) through
	December 31, 2022	December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,998,055)	$(17,701)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation	3,863	-
Issuance of common stock for services	540,065	-
Imputed interest expense	6,473	181
Options vested for stock based compensation	234,088
Warrants for service cancelled	(151,821)
(Increase) decrease in operating assets:
Rent deposit	(16,942)
Prepaid expenses	(11,745)	-
Operating lease right of use asset	(174,241)
(Decrease) increase in operating liabilities:
Accounts payable	33,675
Operating lease right of use liabilities	185,405	-
Payroll tax liabilities	2,717	-
NET CASH USED IN OPERATING ACTIVITIES	(1,346,518)	(17,520)

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchases of property and equipment	(43,102)	-
NET CASH USED IN INVESTING ACTIVITIES	(43,102)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from borrowings on notes payable to related parties	75,000	39,270
Repayment of borrowings - related parties	(25,070)	-
Proceeds from sales of units for cash	2,000,000	800
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,049,930	40,070

NET INCREASE IN CASH AND CASH EQUIVALENTS	660,310	22,550

CASH AND CASH EQUIVALENTS:
Beginning of period	22,550	-
End of period	$682,860	$22,550

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-
Accounts payable for purchase of property and equipment	$78,260	-

The accompanying notes are an integral part of these audited financial statements.

F-26

MANGOCEUTICALS, INC.

Notes to Financial Statements

Years Ended December 31, 2022 and December 31, 2021

(Audited)

NOTE 1 – ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Mangoceuticals, Inc. (“Mangoceuticals” or the “Company”), was incorporated in the State of a Texas on October 7, 2021, with the intent of focusing on developing, marketing, and selling a variety of men’s wellness products and services via a telemedicine platform. To date, the Company has identified men’s wellness telemedicine services and products as a growing sector in the most recent years and especially related to the areas of erectile dysfunction (ED). In this regard, Mangoceuticals has developed and is currently in the process of preparing to commercially market a new brand of ED product under the brand name “Mango.” This product is produced at a compounding pharmacy using a proprietary combination of U.S. Food and Drug Administration (“FDA”) approved ingredients and is available to patients on the determination of a prescribing physician that the compounded drug is necessary for the individual patient. Mangoceuticals is currently marketing and selling this new brand of ED product exclusively online via its website at www.MangoRx.com.

Mangoceuticals plans to market and sell this new brand of ED products exclusively online and will require the use of a telemedicine visit, a doctor’s prescription and the fulfillment of the prescription by pharmacy licensed in the state in which the customer resides.

Impact of COVID-19 Pandemic on Consolidated Financial Statements. The outbreak of the 2019 novel coronavirus disease (“COVID-19”), which was declared a global pandemic by the World Health Organization on March 11, 2020, and the related responses by public health and governmental authorities to contain and combat its outbreak and spread has severely impacted the U.S. and world economies during the end of the first quarter of 2020, and continuing through the end of 2022. COVID-19 and the U.S. response to the pandemic are significantly affecting the economy. There are no comparable events that provide guidance as to the effect the COVID-19 pandemic may have, and, as a result, the ultimate effect of the pandemic is highly uncertain and subject to change. The Company does not yet know the full extent of the effects on the economy, the markets we serve, our business, or our operations.

Moving forward, economic recessions, increased inflation and/or interest rates, including those brought on by the continued COVID-19 outbreak may have a negative effect on the demand for our services and our operating results. Any prolonged disruption to our operations or workforce availability is likely to have a significant adverse effect on our results of operations, cash flows and ability to meet continuing debt service requirements. All of the above may be exacerbated in the future as the COVID-19 outbreak and the governmental responses thereto continue.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements present the financial position, results of operations and cash flows of the Company in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Cash Equivalents

Highly liquid investments with original maturities of three months or less are considered cash equivalents. The Company maintains the majority of its cash accounts at a commercial bank. The Federal Deposit Insurance Corporation (“FDIC”) insures the total cash balance up to $250,000 per commercial bank. From time to time, cash in deposit accounts may exceed the FDIC limits, and the excess would be at risk of loss for purposes of the statement of cash flows. There are no cash equivalents at December 31, 2022 and December 31, 2021

Income Taxes

The Company is a taxable entity and recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Income taxes are provided in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (“ASC”) 740, Income Taxes (“ASC 740”). Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect when the temporary differences reverse. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date of the rate change. A valuation allowance is used to reduce deferred tax assets to the amount that is more likely than not to be realized.

F-27

Net Loss Per Common Share

We compute net loss per share in accordance with ASC 260, Earnings per Share (“ASC 260”). ASC 260 requires presentation of both basic and diluted earnings per share (“EPS”) on the face of the statement of operations. Basic EPS is computed by dividing net loss available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. There were 1,250,000 options, 2,000,000 warrants and no derivative securities outstanding as of December 31, 2022. These were excluded because their effect would be anti-dilutive. There were no options, warrants nor derivative securities outstanding as of December 31, 2021.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with US GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results can, and in many cases will, differ from those estimates.

Fair Value of Financial Instruments

The Company measures its financial and non-financial assets and liabilities, as well as makes related disclosures, in accordance with FASB ASC 820, Fair Value Measurement, which provides guidance with respect to valuation techniques to be utilized in the determination of fair value of assets and liabilities. Approaches include, (i) the market approach (comparable market prices), (ii) the income approach (present value of future income or cash flow), and (iii) the cost approach (cost to replace the service capacity of an asset or replacement cost). ASC 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one more significant inputs or significant value drivers are unobservable.

The following tables summarize our financial instruments measured at fair value as of December 31, 2022 and December 31, 2021

	Fair Value Measurements at December 31, 2022
	Level 1	Level 2	Level 3
Assets
Cash	$682,860	$-	$-
Total assets	682,860	-	-
Liabilities
Total liabilities	-	-	-
	$682,860	$-	$-

F-28

	Fair Value Measurements at December 31, 2021
	Level 1	Level 2	Level 3
Assets
Cash	$22,250	$-	$-
Total assets	22,550	-	-
Liabilities
Total liabilities	-	-	-
	$22,550	$-	$-

Property and Equipment

Property and equipment are stated at cost. When retired or otherwise disposed, the related carrying value and accumulated depreciation are removed from the respective accounts and the net difference less any amount realized from disposition is reflected in earnings. For financial statement purposes, property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives of three (3) to five (5) years.

Concentration and Risks

The Company’s operations are subject to risks including financial, operational, regulatory and other risks including the potential risk of business failure. For the years ended December 31, 2022 and December 31, 2021, the Company had no significant revenue from continuing operations which were derived from a single or a few major customers.

Binomial Calculation Model

The Company uses a Black-Scholes option   pricing model to determine the fair value of warrants and options issued.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the effect of recently issued standards that are not yet effective will not have a material effect on its financial position or results of operations upon adoption.

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815 – 40). ASU 2020-06 simplifies the accounting for certain financial instruments with characteristics of liabilities and equity, including convertible instruments and contracts on an entity’s own equity. The ASU is part of the FASB’s simplification initiative, which aims to reduce unnecessary complexity in US GAAP. The ASU’s amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact of ASU 2020-06 on its financial statements.

F-29

Related Parties

The Company follows subtopic 850-10 of FASB ASC 850, Related Party Disclosures for the identification of related parties and disclosure of related party transactions.

Pursuant to Section 850-10-20, the related parties include a. affiliates of the Company; b. Entities for which investments in their equity securities would be required, absent the election of the fair value option under the guidance of Fair Value Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; c. trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; d. principal owners of the Company; e. management of the Company; f. other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g. other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. The disclosures shall include: a. the nature of the relationship(s) involved; b. a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c. the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d. amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement. Material related party transactions have been identified in Notes 3, 5 and 7 in the notes to financial statements.

Stock-Based Compensation

The Company recognizes compensation costs to employees under FASB ASC 718 Compensation - Stock Compensation (“ASC 718”). Under ASC 718, companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include stock options and warrants. As such, compensation cost is measured on the date of grant at their fair value. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant.

Revenue Recognition

Our Company generates our online revenue through the sale of products and services purchased by customers directly through our online platform. Online revenue represents the sales of products and services on our platform, net of refunds, credits, and chargebacks, and includes revenue recognition adjustments recorded pursuant to US GAAP primarily relating to deferred revenue and returns reserve. Online revenue is generated by selling directly to consumers through our websites.

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. For revenue generated through its online platform, the Company defines its customer as an individual who purchases products or services through websites. The transaction price in the Company’s contracts with customers is the total amount of consideration to which the Company expects to be entitled in exchange for transferring products or services to the customer.

F-30

The Company’s contracts that contain prescription products issued as the result of a consultation include two performance obligations: access to (i) products and (ii) consultation services. The Company’s contracts for prescription refills have a single performance obligation. Revenue is recognized at the time the related performance obligation is satisfied by transferring the promised product to the customer and, in contracts that contain services, by the provision of consultation services to the customer. The Company satisfies its performance obligation for products at a point in time, which is upon delivery of the products to a third-party carrier. The Company satisfies its performance obligation for services over the period of the consultation service, which is typically a few days. The customer obtains control of the products and services upon the Company’s completion of its performance obligations.

The Company has entered into a Physician Services Agreement with BrighterMD, LLC   dba Doctegrity (“Doctegrity”) to provide online telemedicine technology services to the Company. The Company accounts for service revenue as a principal in the arrangement with its customers. This conclusion is reached because (i) the Company determines which providers provide the consultation to the customer; (ii) the Company is primarily responsible for the satisfactory fulfillment and acceptability of the services; (iii) the Company incurs costs for consultation services even for visits that do not result in a prescription and the sale of products; and (iv) the Company, at its sole discretion, sets all listed prices charged on its websites for products and services.

Additionally, the Company has entered into a Master Services Agreement and Statement of Work with Epiq   Scripts, LLC (“Contracted Pharmacy”), which is a related party, to provide pharmacy and compounding services to the Company to fulfill its promise to customers for contracts that include sale of prescription products and to fill prescriptions that are ordered by the Company’s customers for fulfillment through the Company’s websites. The Company accounts for prescription product revenue as a principal in the arrangement with its customers. This conclusion is reached because (i) the Company has sole discretion in determining which Contracted Pharmacy fills a customer’s prescription; (ii) Contracted Pharmacy fills the prescription based on fulfillment instructions provided by the Company, including using the Company’s branded packaging for generic products; (iii) the Company is primarily responsible to the customer for the satisfactory fulfillment and acceptability of the order, and; (iv) the Company, at its sole discretion, sets all listed prices charged on its websites for products and services.

The Company accounts for shipping activities, consisting of direct costs to ship products performed after the control of a product has been transferred to the customer, in cost of revenue.

Subsequent events

The Company follows the guidance in subtopic 855-10-50 of FASB ASC 855, Subsequent Events, for the disclosure of subsequent events. The Company will evaluate subsequent events through the date when the financial statements were issued.

NOTE 3 – PREPAID EXPENSES

During the year ended December 31, 2022, and in association with the Master Services Agreement and Statement of Work with our related party Contracted Pharmacy, the Company prepaid the related party Contracted Pharmacy $15,000 as a retainer to be credited towards future product sales. As of December 31, 2022 and December 31, 2021, the balance was $11,745 and $0. respectively. Additionally, the Company has signed a lease agreement for office space, effective October 1, 2022. The initial security deposit was $16, 942.

NOTE 4 – PROPERTY AND EQUIPMENT

During the year ended December 31, 2022, the Company acquired computers, office and custom product packaging equipment totaling $121,362. Depreciation for the years ended December 31, 2022 and 2021 was $3,863 and $0, respectively. Total net property and equipment was $117,499 and $0, as of December 31, 2022 and December 31, 2021, respectively.

	December 31, 2022	December 31, 2021

Computers	5,062	-
Equipment	116,300	-
Less accumulated depreciation:	(3,863)	-
Property and equipment, net	117,499	-

F-31

NOTE 5 – RELATED PARTY TRANSACTIONS

On December 10, 2021 and March 18, 2022, the Company received advances of $39,200 and $50,000, respectively, for a total of $89,200 from its previous majority shareholder, American International Holdings Corp (“AMIH”), in order to cover various general and administrative expenses. The advances bear no interest and are due on demand upon the Company’s ability to repay the advances from either future revenues or investment proceeds. On June 16, 2022, Cohen Enterprises, Inc. (“Cohen Enterprises”), an entity owned and controlled by Jacob D. Cohen, the Company’s Chief Executive Officer and Chairman of the Board of Directors, entered into and closed a Stock Purchase Agreement (the “SPA”) for the purchase of 8,000,000 shares of the outstanding common stock of the Company which were then held by AMIH, which represented 80% of the Company’s then outstanding shares of common stock, in consideration for $90,000. Pursuant to the terms of the SPA, Cohen Enterprises also acquired the right to be repaid the $89,200 advanced from AMIH to the Company.

On June 29, 2022, the Company received an advance of $25,000 from Cohen Enterprises in order to cover various general and administrative expenses. The Company repaid Cohen Enterprises $25,000 on August 18, 2022 bringing the total amount owed to Cohen Enterprises to $89,200 as of December 31, 2022. As of December 31, 2021, the balance was $39,200. The Company recorded imputed interest equal to eight percent (8%) per annum, or $4,674 and $181, against the related party advances for the years ended December 31, 2022 and December 31, 2021, respectively.

On December 10, 2021, the Company received an advance of $70 from ZipDoctor, Inc., a wholly-owned subsidiary of its then majority shareholder, AMIH, which was used to open and establish the Company’s bank account. The advance bears no interest and is due on demand upon the Company’s ability to repay the advance from either future revenues or investment proceeds. The amount was paid in full on May 24, 2022 and the amount owed to ZipDoctor was $0 and $70 as of December 31, 2022 and December 31, 2021, respectively. Imputed interest equal to eight percent (8%) per annum, or $2 and $0, was recorded against the related party advance as of December 31, 2022 and 2021, respectively.

The Company’s Chief Executive Officer, Jacob D. Cohen, has made his personal credit card available for purchases on behalf of the Company to cover various general and administrative expenses. Mr. Cohen has been repaid a total of $248,151 as of December 31, 2022 for Company purchases made on his personal credit card.   There was no balance due as of December 31, 2022 and December 31, 2021.

For additional information on related party prepaid expense see Note 3 and for related party stock-based transactions see Note 7.

NOTE 6 – NOTES PAYABLE

On November 18, 2022, the Company entered into a note payable with a vendor for the purchase of equipment in the amount of $78,260. The note bears no interest and is due in three payments of $5,000 each on January 1, 2023, February 1, 2023, and March 1, 2023, a $31,630 payment is due on April 1, 2023 and a final payment is due on May 1, 2023 for the outstanding balance. The outstanding balance on December 31, 2022 was $78,260.

NOTE 7 – CAPITAL STOCK

Preferred Stock

The Company is authorized to issue up to 10,000,000 shares of “blank check” preferred stock, $0.0001 par value. All preferred stock were undesignated as of December 31, 2022 and December 31, 2021.

Common Stock

The Company is authorized to issue 200,000,000 shares of common stock, par value $0.0001 per share, of which 13,365,000 shares were issued and outstanding at December 31, 2022 and 8,000,000 were issued and outstanding at December 31, 2021.

On April 6, 2022, the Company issued 1,000,000 shares of restricted common stock to the Company’s co-founder and CEO, Jacob D. Cohen, in consideration for services rendered. The shares were valued at $0.10 per share, based on recent third-party sales of shares, for a total of $100,000. Mr. Cohen is a related party.

F-32

On April 6, 2022, the Company issued 1,000,000 shares of restricted common stock to the Company’s co-founder, President and COO, Jonathan Arango, in consideration for services rendered to the Company. The shares were valued at $0.10 per share, based on recent third-party sales of shares, for a total of $100,000. Mr. Arango is a related party.

On June 23, 2022, the Company issued 250,000 shares of restricted common stock to The Loev Law Firm, PC in consideration for legal services rendered to the Company. The managing partner of The Loev Law Firm, PC is David M. Loev, who is the brother-in-law of the Company’s CEO, Jacob D. Cohen. The shares were valued at $0.10 per share, based on recent third-party sales of shares, for a total of $25,000. Mr. Loev is a related party.

On August 8, 2022, the Company began a private placement of up to $2,000,000 of units (the “Units”), each consisting of one share of common stock (the “Shares”) and a warrant to purchase one share of common stock (the “Warrants”), at a price of $1.00 per Unit. The Warrants have a five-year term and an exercise price of $1.00 per share, for which cash would need to be remitted to us for exercise in the event that the shares underlying the warrants have been registered, otherwise the Warrants are exercisable on either a cash basis or a cashless basis. The offering of the Units is referred to as the “Offering.” The Units were offered by the Company only to investors that qualify as “accredited investors,” as that term is defined in Rule 501(a) of Regulation D promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended (the “Securities Act”). The price of the Units were determined by the Company and such price did not necessarily bear any relation to the book value or other recognized criteria of value of the Company.

The Offering commenced on August 8, 2022 and the Company sold 2,000,000 Units at $1.00 per Unit to 23 investors in exchange for $2,000,000 in gross proceeds from each investor, and subsequently issued the investors 2,000,000 Shares and 2,000,000 Warrants between August 16, 2022 and December 31, 2022. As of December 31, 2022, the fair value of Warrants outstanding to investors was $1,438,299. Because the Warrants vested immediately, the fair value was assessed on the date of grant.

On September 6, 2022, we entered into a Consulting Agreement with PHX Global, LLC   (“PHX”), which is owned by Peter “Casey” Jensen, who is a member of the Board of Directors of AMIH. Pursuant to the Consulting Agreement, PHX agreed to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for 12 months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued PHX 50,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $13,921. PHX is a related party.

On September 6, 2022, we entered into a Consulting Agreement with Ezekiel Elliott (“Elliott”), currently a professional football player and the running back for the Dallas Cowboys, to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which is for 12 months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Elliott 100,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $27,842.

On September 15, 2022, we entered into a Consulting Agreement with David Sandler, an individual (“Sandler”), to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for six months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Sandler 10,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $2,784.

On September 15, 2022, we entered into a Consulting Agreement with Hsiaoching Chou, an individual (“Chou”), to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for six months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Chou 5,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $1,392.

F-33

On September 22, 2022, we entered into a service agreement with Greentree Financial Group, Inc. (“Greentree” and the “Service Agreement”). Pursuant to the Service Agreement, Greentree agreed to perform the following services: (a) bookkeeping services for the Company for the period from October 1, 2022 through June 30, 2023; (b) advice and assistance to the Company in connection with the conversion of its financial reporting systems, including its projected financial statements, to a format that is consistent with US GAAP; (c) assistance to the Company with compliance filings for the quarters ended September 30, 2022, March 31, 2023, June 30, 2023 and the year ended December 31, 2022, including the structure and entries as well as assistance with US GAAP footnotes; (d) reviewing, and providing advice to the Company on, all documents and accounting systems relating to its finances and transactions, with the purpose of bringing such documents and systems into compliance with US GAAP or disclosures required by the SEC; and (e) providing necessary consulting services and support as a liaison for the Company to third party service providers, including coordination amongst the Company and its attorneys, CPAs and transfer agent. Since February 2015, Mr. Eugene (Gene) M. Johnston, our Chief Financial Officer (who was appointed October 1, 2022) has served as Audit Manager for Greentree.

The Company agreed to issue Greentree 100,000 shares of the Company’s restricted common stock upon the parties’ entry into the agreement, and to pay Greentree $50,000 in cash, payable as follows: (a) $12,500 on or before September 30, 2022; (b) $12,500 on or before December 31, 2022; (c) $12,500 or before March 31, 2023; and (d) $12,500 on or before June 30, 2023. We also agreed to include the 100,000 shares of common stock issued to Greentree in the Resale Prospectus, which shares of common stock are included therein, and to reimburse Greentree for its reasonable out-of-pocket expenses incurred in connection with Greentree’s activities under the agreement, including the reasonable fees and travel expenses for the meetings on behalf of the Company. The Service Agreement includes customary indemnification obligations requiring the Company to indemnify Greentree and its affiliates with regard to certain matters. The shares were valued at $0.28 per share for a total of $27,842.

On October 1, 2022, the Company executed a Summary of Terms and Conditions (“Offer Letter”) with Gene Johnston (“Johnston”) appointing Johnston to serve as the Company’s Chief Financial Officer on a full-time basis for a term of 12 months. Pursuant to the Offer Letter, the Company issued Johnston 150,000 shares of the Company’s restricted stock and vest over a 6-month period at the rate of 25,000 shares per month with the first 25,000 shares vesting on November 1st, 2022. Johnston is eligible to participate in any of the Company’s future sponsored benefit plans, including but not limited to, health insurance benefits, 401k, stock option or restricted stock grants, and other fringe benefits, once established, and no earlier than the first of the month following 105 days of Johnston’s start date. Johnston is also eligible to receive equity incentive grants or cash bonus awards as determined by the Company’s Board (or a committee of the Board) in their sole discretion. The shares were valued at $0.28 per share for a total of $41,763. Mr. Johnston is a related party.

On October 13, 2022, the Company approved the appointments of each of Alex Hamilton (“Hamilton”), Dr. Kenny Myers (“Myers”) and Lorraine D’Alessio (“Alessio) to serve as independent members of the Board of Directors and entered into Director Offer Letter agreements with Hamilton, Myers and D’Alessio compensating each of them with 75,000 shares of restricted common stock (for a total of 225,000 shares) (the “Director Shares”). The Director Shares were issued under the Company’s 2022 Equity Incentive Plan (the “Plan”), with the following vesting schedule: 1/3 of the Director Shares vested on October 14, 2022, and the remaining Director Shares will vest annually in one-third increments commencing on the first anniversary date thereof. The shares were valued at $0.28 per share for a total of $20,881. These individuals are related parties.

On October 14, 2022, the Company issued its Project Manager, Joan Arango, 25,000 shares of restricted common stock under the Plan. The shares were issued to Ms. Arango as a bonus for services rendered to date. Ms. Arango is the sister of the Company’s President and Chief Operating Officer, Jonathan Arango. The shares were valued at $0.28 per share for a total of $7,204. Ms. Arango is a related party.

On November 1, 2022, we entered into a Consulting Agreement with White Unicorn, LLC (“White Unicorn”), to provide business advisory services related to product packaging, strategic marketing, branding, advertising and future product development as reasonably requested by the Company during the term of the agreement, which is for 12 months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued White Unicorn 100,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $28,816.

F-34

On December 9, 2022, we entered into a Consulting Agreement with Global Career Networks, Inc. (“Global”) to provide marketing services as reasonably requested by the Company during the term of the agreement, which is for six months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Global 100,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $28,816.

On December 21, 2022, we entered into a Consulting Agreement with Chartered Services, LLC (“Chartered Services”), to provide strategic marketing services for advertising and consulting, product distribution, digital marketing and identifying creative and constructive brand awareness to the Company during the term of the agreement, which is for six months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company agreed to pay Chartered Services $150,000 in cash (with $75,000 payable upon entry into the agreement and $75,000 payable on January 31, 2023) and issued Chartered Services 250,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $72,039.

Options:

During the year ended December 31, 2022, the Company granted options to purchase a total of 1,250,000 shares of common stock, of which 750,000 were granted to Jacob Cohen, the Company’s CEO, and 500,000 were granted to Jonathan Arango, the Company’s President and COO, as Bonus Equity Shares related to their respective employment agreement. The options have an exercise price of $1.10 per share, an original life of five years and vest at the annual renewal of their employment over three years. As of December 31, 2022, $82,267 has been recorded as stock-based compensation. Both Mr. Cohen and Arango are related parties.

The following table summarizes common stock options activity:

	Options	Weighted Average Exercise Price
December 31, 2021	-	$-
Granted	1,250,000	1.10
Exercised	—	—
Expired	—	—
Outstanding, December 31, 2022	1,250,000	$1.10
Exercisable, December 31, 2022	133,333	$1.10

The weighted average exercise prices, remaining lives for options granted, and exercisable as of December 31, 2022 were as follows:

	Outstanding Options			Exercisable Options
Options Exercise Price Per Share	Shares	Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$1.10	1,250,000	4.67	$1.10	133,333	$1.10

F-35

As of December 31, 2022, the fair value of options outstanding was $688,984. The aggregate initial fair value of the options measured on the grant date of August 31, 2022 was calculated using the Black-Scholes option   pricing model based on the following assumption:

Fair Value of Common Stock on measurement date	$1.00
Risk free interest rate	3.30%
Volatility	92.54%
Dividend Yield	0%
Expected Term	3.5

(1)	The risk-free interest rate was determined by management using the market yield on U.S. Treasury securities with comparable terms as of the measurement date.
(2)	The trading volatility was determined by calculating the volatility of the Company’s peer group.
(3)	The Company does not expect to pay a dividend in the foreseeable future.
(4)	The Company, in accordance with Staff Accounting Bulletin (SAB) 14-D.2, used the simplified method (plain vanilla) to determine the overall expected term.

Warrants:

During the year ended December 31, 2022, the Company issued a total of 2,000,000 Warrants to investors and 210,070 Warrants as compensation for services rendered in connection with the Offering. The Warrants have an original life of five years and vest immediately. The Warrants for services were expensed as stock-based compensation at the aggregate fair value in the amount of $151,821. Because the Warrants vest immediately the fair value was assessed on the grant date. The aggregate fair value of the Warrants were measured using the Black-Scholes option pricing model. The Company and the holder of 210,070 Warrants for services agreed to cancel the Warrants and reversed the entries for stock based compensation to zero at year ended December 31, 2022.

As of December 31, 2022, the fair value of Warrants outstanding to investors was $1,438,299. Because the Warrants vested immediately their fair value was assessed on the grant date.

The following table summarizes common stock warrants activity:

	Warrants	Weighted Average Exercise Price
Outstanding, December 31, 2021	-	$-
Granted	2,210,070	1.00
Exercised	—	—
Expired	-
Cancelled	(210,070)	1.00
Outstanding, December 31, 2022	2,000,000	1.00
Exercisable, December 31, 2022	2,000,000	$1.00

F-36

The weighted average exercise prices, remaining lives for warrants granted, and exercisable as of December 31, 2022, were as follows:

Warrants Exercise	Outstanding and Exercisable Warrants
Price Per Share	Shares	Life (Years)
$1.00	2,000,000	4.74

As of December 31, 2022, 2,000,000 Warrants are outstanding and vested, and the vested stock Warrants have a weighted average remining life of 4.74 years.

Fair Value of Common Stock on measurement date	$0.62 - $0.72
Risk free interest rate	From 2.95% to 4.00%
Volatility	From 88.92% to 92.87%
Dividend Yield	0%
Expected Term	5 years

(1)	The risk-free interest rate was determined by management using the market yield on U.S. Treasury securities with comparable terms as of the measurement date.
(2)	The trading volatility was determined by calculating the volatility of the Company’s peer group.
(3)	The Company does not expect to pay a dividend in the foreseeable future.

NOTE 8 – GOING CONCERN

These financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. As reflected in the accompanying financials, the Company had a net loss of $1,998,055 for the year ended December 31, 2022 and an accumulated deficit of $2,015,756 as of December 31, 2022. The Company will need to raise additional capital to successfully execute its business plan of which there can be no assurance. The sources of this capital are expected to be the sale of equity and debt, which may not be available on favorable terms, if at all, and may, if sold, cause significant dilution to existing shareholders. If we are unable to access additional capital moving forward, it may hurt our ability to grow and to generate future revenues, our financial position, and liquidity, or force us to abandon our business plan. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Unless management is able to obtain additional financing, it is unlikely that the Company will be able to meet its funding requirements during the next 12 months. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may become a party to lawsuits involving various matters. The impact and outcome of litigation, if any, is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm its business. The Company is not currently subject to any such litigation.

Operating Leases

The Company has a lease for an office in Dallas, TX classified as operating leases under ASC 842, Leases.

On September 28, 2022, and with an effective date of October 1, 2022, the Company entered into a Lease Agreement with Rox Trep Tollway, L.P. (the “Landlord”) to lease and occupy approximately 2,201 square feet of office space located at 15110 Dallas Parkway, Suite 600, Dallas, Texas 75248 to serve as the Company’s main headquarters (the “Lease Agreement”). The Lease Agreement has a term of thirty-eight (38) months and has a monthly base rent of $5,777.63, or $31.50 per square foot, from months 3-18, which increases at the rate of $1 per square foot per annum thereafter until the end of the lease term (the “Base Rent”). In addition to the Base Rent, the Company is required to reimburse the landlord for its pro-rata share of all real estate taxes and assessments, hazard and liability insurance and common area maintenance costs for the building at the rate of 2.45% (the “Proportionate Rent”). Upon the execution of the Lease Agreement, the Company agreed to prepay the first full month’s Base Rent along with a security deposit equal to $16,941.79.

F-37

The Company utilizes the incremental borrowing rate   in determining the present value of lease payments unless the implicit rate is readily determinable. The Company used an estimated incremental borrowing rate of 8% to estimate the present value of the right of use liability.

The Company has right-of-use assets of $174,241 and operating lease liabilities of $185,405 as of December 31, 2022. Operating lease expense for the year ended December 31, 2022 was $16,942. The Company has recorded $0 in impairment charges related to right-of-use assets during the year ended December 31, 2022.

Maturity of Lease Liabilities at December 31, 2022	Amount
2023	69,515
2024	71,716
2025	67,589
Total lease payments	208,820
Less: Imputed interest	(23,415)
Present value of lease liabilities	$185,405

NOTE 10- INCOME TAXES

On December 22, 2017, the U.S. enacted the Tax Cuts and Jobs Act (the “Act”), which significantly changed U.S. tax law. The Act lowered the Company’s U.S. statutory federal income tax rate from 35% to 21% effective January 1, 2018, while also imposing a deemed repatriation tax on previously deferred foreign income.

The Act also created a new minimum tax on certain future foreign earnings. The impact of the Act increases the Company’s deferred tax asset related to the Company’s net operating loss by approximately $2,015,756 and increase the Company’s valuation allowance by approximately $2,015,756 resulting in no impact to the Company’s financials.

We record tax positions as liabilities in accordance with ASC 740 and adjust these liabilities when our judgement changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the recognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. As of December 31, 2022, and 2021 we have not recorded any uncertain tax positions in our financial statements.

The effective US federal income corporate tax rates for 2022 and 2021 are 21% and 21%, respectively.

The Company has net operating loss carry forwards of approximately $2,015,756 at December 31, 2022 that do not expire. However, utilization of these losses may be limited pursuant to Section 382 of the Internal Revenue Code due to a recapitalization in 2007 and subsequent stock issuances.

The Company has a deferred tax asset as shown in the following:

	Year Ending December 31, 2022	Year Ending December 31, 2021
Deferred Tax Asset	2,015,756	17,701
Valuation Allowance	(2,015,756)	(17,701)
Net Deferred Tax Asset	$—	$—

F-38

NOTE 11 – SUBSEQUENT EVENTS

On January 3, 2023, we entered into a Consulting Agreement with DojoLabs Group, Inc. (“DojoLabs”), to provide various strategic marketing related services to the Company pursuant to a defined scope of work during the term of the agreement, which is the earlier of a) all deliverables being received by the Company pursuant to the scope of work, or b) if terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company agreed to pay DojoLabs $100,000 in cash and issued DojoLabs 50,000 shares of restricted common stock with registration rights and fully vest upon the completion of all work performed under the scope of work. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $28,000.

On January 6, 2023, we entered into a Consulting Agreement with Bethor, Ltd. (“Bethor”), to provide strategic advisory services to the Company during the term of the agreement, which is for 12 months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Bethor 250,000 shares of restricted common stock with registration rights. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $70,000.

On January 6, 2023, the Company established an advisory board (the “Advisory Board”) and approved and adopted a charter (the “Advisory Board Charter”) to govern the Advisory Board. Pursuant to the Advisory Board Charter, the Advisory Board shall be comprised of a minimum of two (2) members, all of whom shall be appointed and subject to removal by the Board of Directors at any time. In addition to the enumerated responsibilities of the Advisory Board in the Advisory Board Charter, the primary function of the Advisory Board is to assist the Board of Directors in its general oversight of the Company’s development of new business ventures and strategic planning.

In connection with the establishment of the Advisory Board, the Board of Directors appointed Dr. Brian Rudman (“Dr. Rudman”) and Mr. Jarrett Boon (“Mr. Boon”), both of whom are independent, non-Board members and non-Company employees, to the Advisory Board. Dr. Rudman will serve as Chairman of the Advisory Board.

In connection with Dr. Rudman’s appointment to the Advisory Board, the Company entered into an Advisor Agreement (the “Dr. Rudman Consulting Agreement”), dated effective January 6, 2023, with Dr. Rudman, whereby the Company agreed to issue Dr. Rudman 25,000 shares of the Company’s restricted common stock, pay Dr. Rudman $2,000 per month in cash, and reimburse Dr. Rudman for reasonable out-of-pocket expenses, including, without limitation, travel expenses incurred by him in connection with the Company’s requests of the performance of his duties to the Company in service on the Advisory Board. The shares were valued at $0.28 per share for a total of $7,000.

In connection with Mr. Boon’s appointment to the Advisory Board, the Company entered into an Advisor Agreement (the “Mr. Boon Consulting Agreement”), dated effective January 6, 2023, with Mr. Boon, whereby the Company agreed to issue Mr. Boon 25,000 shares of the Company’s restricted common stock and to reimburse Mr. Boon for reasonable out-of-pocket expenses, including, without limitation, travel expenses incurred by him in connection with the Company’s requests of the performance of his duties to the Company in service on the Advisory Board. The shares were valued at $0.28 per share for a total of $7,000.

On January 24, 2023, we entered into Consulting Agreements with four consultants to the Company: (1) Sultan Haroon; (2) John Helfrich; (3) Justin Baker; and (4) Maja Matthews, each of whom is also an employee of Epiq Scripts. Pursuant to the Consulting Agreements, the Consultants agreed to provide us services related to the research, development, packaging and marketing for additional pharmaceutical and other over-the-counter related products during the term of the agreement, which each have a term of 18 months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued an aggregate of 350,000 shares of common stock to the consultants as follows: (1) Sultan Haroon 150,000 shares of restricted common stock; (2) John Helfrich 25,000 shares of restricted common stock; (3) Justin Baker 25,000 shares of restricted common stock; and (4) Maja Matthews 150,000 shares of restricted common stock. The shares issued to Haroon and Matthews vest at the rate of 50,000 shares upon entry into the agreement, 50,000 shares upon the Company’s successful launch of a new product category, and 50,000 shares upon the Company’s successful launch of a second and additional new product category, in each case prior to the 18-month anniversary of the applicable agreement. The shares issued to Helfrich and Baker vest at the rate of 10,000 shares upon entry into the agreement, 7,500 shares upon the Company’s successful launch of a new product category, and 7,500 shares upon the Company’s successful launch of a second and additional new product category, in each case prior to the 18-month anniversary of the applicable agreement. Any shares not vested by the eighteen-month anniversary of the applicable agreement are forfeited. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $98,000.

F-39

_____________Shares

Mangoceuticals, Inc.

Common Stock

PROSPECTUS

Boustead Securities, LLC

__________, 2023

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated costs and expenses to be incurred in connection with the issuance and distribution of the securities of Mangoceuticals, Inc. (the “Registrant”) which are registered under this Registration Statement on Form S-1 (this “Registration Statement”), except any expenses incurred by the selling shareholders and other than underwriting discounts and commissions. All amounts are estimates except the Securities and Exchange Commission registration fee, the Nasdaq Capital Market listing fee, and the Financial Industry Regulatory Authority, Inc. filing fee.

Amount to be Paid
SEC Registration fee	$	_______
Financial Industry Regulatory Authority, Inc. filing fee		_______
Printing and engraving expenses		15,000*
Legal fees and expenses		200,000*
Accounting fees and expenses		30,000*
Transfer Agent’s fees		15,000*
Miscellaneous fees and expenses		7,020*
Total	$	_______*

* Estimates.

Item 14. Indemnification of Directors and Officers.

As authorized by Chapter 8 of the Texas Business Organizations Code, we may indemnify our officers and directors (and our former officers and directors) against expenses incurred by such persons in connection with any (A) threatened, pending, or completed action or other proceeding, whether civil, criminal, administrative, arbitrative, or investigative; (B) an appeal of an action or proceeding described by (A); and (C) an inquiry or investigation that could lead to an action or proceeding described by (A), involving such persons in their capacities as officers and directors, if it is determined in accordance with the Texas Business Organizations Code that: (1) the person: (A) acted in good faith; (B) reasonably believed: (i) in the case of conduct in the person’s official capacity, that the person’s conduct was in the enterprise’s best interests; and (ii) in any other case, that the person’s conduct was not opposed to the enterprise’s best interests; and (C) in the case of a criminal proceeding, did not have a reasonable cause to believe the person’s conduct was unlawful; (2) with respect to expenses, the amount of expenses other than a judgment is reasonable; and (3) indemnification should be paid.

Under Texas law, corporations may also purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director or officer (or is serving at our request as a director or officer of another corporation) for any liability asserted against such person and any expenses incurred by him in his capacity as a director or officer.

Additionally, our Bylaws (“Bylaws”), state that we shall indemnify every (i) present or former director, advisory director or officer of us, (ii) any person who while serving in any of the capacities referred to in clause (i) served at our request as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and (iii) any person nominated or designated by (or pursuant to authority granted by) the Board of Directors or any committee thereof to serve in any of the capacities referred to in clauses (i) or (ii) (each an “Indemnitee”).

II-1

Our Bylaws provide that we shall indemnify an Indemnitee against all judgments, penalties (including excise and similar taxes), fines, amounts paid in settlement and reasonable expenses actually incurred by the Indemnitee in connection with any proceeding in which he was, is or is threatened to be named as a defendant or respondent, or in which he was or is a witness without being named a defendant or respondent, by reason, in whole or in part, of his serving or having served, or having been nominated or designated to serve, if it is determined that the Indemnitee (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his official capacity, that his conduct was in our best interests and, in all other cases, that his conduct was at least not opposed to our best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that an Indemnitee is found liable to us or is found liable on the basis that personal benefit was improperly received by the Indemnitee, the indemnification (i) is limited to reasonable expenses actually incurred by the Indemnitee in connection with the proceeding and (ii) shall not be made in respect of any proceeding in which the Indemnitee shall have been found liable for willful or intentional misconduct in the performance of his duty to us.

Except as provided above, the Bylaws provide that no indemnification shall be made in respect to any proceeding in which such Indemnitee has been (a) found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the Indemnitee’s official capacity, or (b) found liable to us. The termination of any proceeding by judgment, order, settlement or conviction, or on a plea of nolo contendere or its equivalent, is not of itself determinative that the Indemnitee did not meet the requirements set forth in clauses (a) or (b) above. An Indemnitee shall be deemed to have been found liable in respect of any claim, issue or matter only after the Indemnitee shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom. Reasonable expenses shall include, without limitation, all court costs and all fees and disbursements of attorneys’ fees for the Indemnitee. The indemnification provided shall be applicable whether or not negligence or gross negligence of the Indemnitee is alleged or proven.

Neither our Bylaws nor our Certificate of Formation, as amended, include any specific indemnification provisions for our officers or directors against liability under the Securities Act. Additionally, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 15. Recent Sales of Unregistered Securities.

The following is a summary of transactions by us within the past three years involving sales or our securities that were not registered under the Securities Act.

On April 6, 2022, the Company issued 1,000,000 shares of restricted common stock each (2,000,000 shares in aggregate) to Mr. Cohen and Jonathan Arango, in consideration for services rendered as the Chief Executive Officer and President and then Chief Operating Officer, respectively, of the Company. The shares were valued at $0.10 per share or a total of $100,000.

On April 6, 2022, and effective on October 7, 2021, we issued 8,000,000 shares of restricted common stock of the Company to American International Holdings Corp., of which Jacob D. Cohen, our Chairman and Chief Executive Officer, is the President, Chief Executive Officer and a director, in consideration for $800 or $0.0001 per share.

On June 22, 2022, we issued 250,000 shares of restricted common stock to The Loev Law Firm, PC, in consideration for services rendered to the Company. The Managing Partner of The Loev Law Firm, PC, is David M. Loev, the brother-in-law of Jacob D. Cohen, our Chairman and Chief Executive Officer.

On August 8, 2022, the Company began a private placement of up to $2,000,000 of units (the “Units”), each consisting of one share of common stock (the “Shares”) and a warrant to purchase one share of common stock (the “Warrants”), at a price of $1.00 per Unit. The Warrants have a five-year term and an exercise price of $1.00 per share, for which cash would need to be remitted to us for exercise in the event that the shares underlying the warrants have been registered, otherwise the Warrants are exercisable on either a cash basis or a cashless basis. The price of the Units was determined by the Company and such price did not necessarily bear any relation to the book value or other recognized criteria of value of the Company.

II-2

The Offering commenced on August 8, 2022 and the Company sold 2,000,000 Units at $1.00 per Unit to 23 investors in exchange for $2,000,000 in gross proceeds from the investors, and subsequently issued the investors 2,000,000 Shares and 2,000,000 Warrants between August 16, 2022 and December 31, 2022.

On September 6, 2022, we entered into a Consulting Agreement with PHX Global, LLC (“PHX”), which is owned by Peter “Casey” Jensen, who was a member of the Board of Directors of American International. Pursuant to the Consulting Agreement, PHX agreed to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for 12 months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued PHX 50,000 restricted shares of common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to include the shares issued to PHX in the Resale Prospectus, which shares of common stock are included therein.

On September 6, 2022, we entered into a Consulting Agreement with Ezekiel Elliott, currently a professional football player, and a running back in the National Football League (“Elliott”) to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for 12 months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Elliott 100,000 restricted shares of common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to register the shares issued to Elliott in the Resale Prospectus, which shares of common stock are included therein.

On September 15, 2022, we entered into a Consulting Agreement with David Sandler (“Sandler”), to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for six months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Sandler 10,000 restricted shares of common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to include the shares issued to Sandler in the Resale Prospectus, which shares of common stock are included therein.

On September 15, 2022, we entered into a Consulting Agreement with Hsiaoching Chou (“Chou”), to provide consulting and general business advisory services as reasonably requested by the Company during the term of the agreement, which was for six months, unless otherwise earlier terminated due to breach of the agreement by either party, and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Chou 5,000 restricted shares of common stock. The agreement contains customary confidentiality and non-solicitation provisions. We also agreed to include the shares issued to Chou in the Resale Prospectus, which shares of common stock are included therein.

On September 22, 2022, we entered into a service agreement with Greentree Financial Group, Inc. Pursuant to the Service Agreement, Greentree agreed to perform various following services. The Company agreed to issue Greentree 100,000 shares of the Company’s restricted common stock upon the parties’ entry into the agreement, and to pay Greentree $50,000 in cash. We also agreed to include the 100,000 shares of common stock issued to Greentree in the Resale Prospectus, which shares of common stock are included therein. Since February 2015, Mr. Eugene M. Johnston, our Chief Financial Officer (who was appointed October 1, 2022) has served as Audit Manager for Greentree.

II-3

In August 2022, we initiated a private offering, pursuant to which we have sold an aggregate of 2,000,000 units, each consisting of one share of our common stock and one warrant to purchase one share of common stock with an exercise price of $1.00 per share, for $1.00 per unit, or 2,000,000 in aggregate in a private placement, made solely to accredited investors. The offering closed on December 22, 2022. Boustead Securities, LLC served as placement agent for the offering. As additional consideration for serving as Placement Agent, we granted Boustead warrants to purchase 280,000 shares of common stock, representing 7% of the number of shares and warrants sold in the private placement with an exercise price equal to $1.00 per share.

On October 1, 2022, the Company agreed to grant Eugene M. Johnston, its Chief Financial Officer, 150,000 shares of the Company’s restricted stock which vest over a 6-month period at the rate of 25,000 shares per month with the first 25,000 shares vesting on November 1, 2022.

On October 14, 2022, the Company issued 75,000 restricted shares of common stock to each of its three independent directors, which shares vest 1/3 on October 14, 2022, with the remaining shares vesting in one-third increments on each of October 14, 2023 and 2024, subject to such directors continuing to provide services to the Company on such dates, and subject to the Restricted Stock Award agreements entered into to evidence such grants.

On October 14, 2022, the Company issued its Project Manager, Joan Arango, 25,000 shares of restricted common stock under the Plan. The shares were issued to Ms. Arango as a bonus for services rendered to date. Ms. Arango is the sister of the Company’s President and Chief Operating Officer, Secretary and Director, Jonathan Arango. The shares were valued at $0.28 per share for a total of $7,204.

On November 1, 2022, we entered into a Consulting Agreement with White Unicorn, LLC (“White Unicorn”), to provide business advisory services related to product packaging, strategic marketing, branding, advertising and future product development as reasonably requested by the Company during the term of the agreement, which is for 12 months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued White Unicorn 100,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $28,816.

On December 1, 2022, the Company entered into a Master Services Agreement with Global Career Networks, Inc. (“GCN”). Pursuant to the agreement, we agreed to issue GCN 100,000 shares of restricted common stock with registration rights (which are included in the Resale Prospectus) and GCN agreed to assist us with a planned twitter marketing campaign. The agreement has a one year term (provided the individual project described therein has a six month term, beginning December 1, 2022), and may be renewed thereafter for additional one year terms with the mutual approval of the parties. Either party may terminate the agreement at any time for any reason, with at least 60 days’ notice, or upon the occurrence of any breach or default under the agreement, which remains uncured within 30 days of written notice thereof, or if the non-terminating party is subject to bankruptcy. The agreement contains customary confidentiality, indemnification obligations, and limitations of liability.

On December 21, 2022, we entered into a Consulting Agreement with Chartered Services, LLC (“Chartered Services”), to provide strategic marketing services for advertising and consulting, product distribution, digital marketing and identifying creative and constructive brand awareness to the Company during the term of the agreement, which is for six months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company agreed to pay Chartered Services $150,000 in cash (with $75,000 payable upon entry into the agreement and $75,000 payable on January 31, 2023, which amount has been paid to date) and issued Chartered Services 250,000 shares of restricted common stock. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $72,039.

II-4

On December 30, 2022, we entered into a Waiver of Warrant agreement with the placement agent in our 2022 Private Offering, Boustead Securities, LLC (“Boustead”), whereby Boustead agreed to surrender all 280,000 warrants issued to them in connection with the 2022 Private Offering (the “Placement Agent Warrants”) for no consideration and Boustead irrevocably waived any right or interest in the Placement Agent Warrants.

On January 3, 2023, we entered into a Consulting Agreement with DojoLabs Group, Inc. (“DojoLabs”), to provide various strategic marketing related services to the Company pursuant to a defined scope of work during the term of the agreement, which is the earlier of a) all deliverables being received by the Company pursuant to the scope of work, or b) if terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company agreed to pay DojoLabs $100,000 in cash and issued DojoLabs 50,000 shares of restricted common stock with registration rights (the registration of the resale of which shares are included in the Resale Prospectus) and fully vest upon the completion of all work performed under the scope of work. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $28,000.

On January 6, 2023, we entered into a Consulting Agreement with Bethor, Ltd. (“Bethor”), to provide strategic advisory services to the Company during the term of the agreement, which is for 12 months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Bethor 250,000 shares of restricted common stock with registration rights (the registration of the resale of which shares are included in the Resale Prospectus). The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $0.28 per share for a total of $70,000.

On January 6, 2023, the Company established an advisory board (the “Advisory Board”) and approved and adopted a charter (the “Advisory Board Charter”) to govern the Advisory Board. Pursuant to the Advisory Board Charter, the Advisory Board will be comprised of a minimum of two (2) members, all of whom shall be appointed and subject to removal by the Board of Directors at any time. In addition to the enumerated responsibilities of the Advisory Board in the Advisory Board Charter, the primary function of the Advisory Board is to assist the Board of Directors in its general oversight of the Company’s development of new business ventures and strategic planning.

In connection with the establishment of the Advisory Board, the Board of Directors appointed Dr. Brian Rudman (“Dr. Rudman”) and Mr. Jarrett Boon (“Mr. Boon”), both of whom are independent, non-Board members and non-Company employees, to the Advisory Board. Dr. Rudman will serve as Chairman of the Advisory Board.

In connection with Dr. Rudman’s appointment to the Advisory Board, the Company entered into an Advisor Agreement (the “Dr. Rudman Consulting Agreement”), dated effective January 6, 2023, with Dr. Rudman, whereby the Company agreed to issue Dr. Rudman 25,000 shares of the Company’s restricted common stock, pay Dr. Rudman $2,000 per month in cash, and reimburse Dr. Rudman for reasonable out-of-pocket expenses, including, without limitation, travel expenses incurred by him in connection with the Company’s requests of the performance of his duties to the Company in service on the Advisory Board.

In connection with Mr. Boon’s appointment to the Advisory Board, the Company entered into an Advisor Agreement (the “Mr. Boon Consulting Agreement”), dated effective January 6, 2023, with Mr. Boon, whereby the Company agreed to issue Mr. Boon 25,000 shares of the Company’s restricted common stock and to reimburse Mr. Boon for reasonable out-of-pocket expenses, including, without limitation, travel expenses incurred by him in connection with the Company’s requests of the performance of his duties to the Company in service on the Advisory Board.

II-5

On January 24, 2023, we entered into Consulting Agreements with four consultants to the Company: (1) Sultan Haroon; (2) John Helfrich; (3) Justin Baker; and (4) Maja Matthews, each of whom is also an employee of Epiq Scripts. Pursuant to the Consulting Agreements, the Consultants agreed to provide us services related to the research, development, packaging and marketing for additional pharmaceutical and other over-the-counter related products during the term of the agreement, which each had a term of 18 months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued an aggregate of 350,000 shares of common stock to the consultants as follows: (1) Sultan Haroon 150,000 shares of restricted common stock; (2) John Helfrich 25,000 shares of restricted common stock; (3) Justin Baker 25,000 shares of restricted common stock; and (4) Maja Matthews 150,000 shares of restricted common stock. The shares issued to Haroon and Matthews vest at the rate of 50,000 shares upon entry into the agreement, 50,000 shares upon the Company’s successful launch of a new product category, and 50,000 shares upon the Company’s successful launch of a second and additional new product category, in each case prior to the 18-month anniversary of the applicable agreement. The shares issued to Helfrich and Baker vest at the rate of 10,000 shares upon entry into the agreement, 7,500 shares upon the Company’s successful launch of a new product category, and 7,500 shares upon the Company’s successful launch of a second and additional new product category, in each case prior to the 18-month anniversary of the applicable agreement. Any shares not vested by the eighteen-month anniversary of the applicable agreement are forfeited.

On April 24, 2023, a warrant holder exercised private placement Warrants to purchase 100,000 shares of common stock with an exercise price of $1.00 per share in consideration for $100,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act. The Company issued 100,000 shares of common stock in connection with such exercise.

On April 24, 2023, a warrant holder exercised private placement Warrants to purchase 100,000 shares of common stock with an exercise price of $1.00 per share in consideration for $100,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act. The Company issued 100,000 shares of common stock in connection with such exercise.

On April 24, 2023, a warrant holder exercised private placement Warrants to purchase 25,000 shares of common stock with an exercise price of $1.00 per share in consideration for $25,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act. The Company issued 25,000 shares of common stock in connection with such exercise.

On April 24, 2023, a warrant holder exercised private placement Warrants to purchase 25,000 shares of common stock with an exercise price of $1.00 per share in consideration for $25,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act. The Company issued 25,000 shares of common stock in connection with such exercise.

On April 25, 2023, a warrant holder exercised private placement Warrants to purchase 75,000 shares of common stock with an exercise price of $1.00 per share in consideration for $75,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act. The Company issued 75,000 shares of common stock in connection with such exercise.

On April 26, 2023, a warrant holder exercised private placement Warrants to purchase 100,000 shares of common stock with an exercise price of $1.00 per share in consideration for $100,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act. The Company issued 100,000 shares of common stock in connection with such exercise.

On May 1, 2023, a warrant holder exercised private placement Warrants to purchase 25,000 shares of common stock with an exercise price of $1.00 per share in consideration for $25,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act. The Company issued 25,000 shares of common stock in connection with such exercise.

On May 1, 2023, we entered into a Software Development Agreement with Redlime Solutions, Inc. (“Redlime”) to provide software development services during the term of the agreement, which is for twelve months. In consideration for agreeing to provide the services under the agreement, the Company agreed to pay Redlime $300,000 in cash and issue Redlime 180,000 shares of restricted common stock. The shares were valued at $1.00 per share for a total of $180,000.

II-6

On May 25, 2023, the Board of Directors appointed Mr. Aaron Andrew (“Mr. Andrew”), an independent, non-Board member and non-Company employee, to the Advisory Board. In connection with Mr. Andrew’s appointment to the Advisory Board, the Company entered into an Advisor Agreement (the “Mr. Andrew Consulting Agreement”), dated effective May 25, 2023, with Mr. Andrew, whereby the Company agreed to issue Mr. Andrew 50,000 shares of the Company’s restricted common stock under the 2022 Plan and to reimburse Mr. Andrew for reasonable out-of-pocket expenses, including, without limitation, travel expenses incurred by him in connection with the Company’s requests of the performance of his duties to the Company in service on the Advisory Board. The shares were valued at $1.10 per share for a total of $55,000.

From June 6, 2023 to June 23, 2023, six holders of warrants to purchase outstanding common stock exercised warrants to purchase 474,500 shares of common stock for cash, and paid the Company an aggregate of $474,500 in connection with such exercises (based on the $1.00 per share exercise price of the warrants). Upon such exercises, the Company issued the holders an aggregate of 474,500 shares of common stock.

On June 1, 2023, we entered into a Consulting Agreement with Major Dodge (“Major”), to provide acting and production related services to the Company during the term of the agreement, which is for 12 months unless otherwise earlier terminated due to breach of the agreement by either party and the failure to cure such breach 30 days after written notice thereof. In consideration for agreeing to provide the services under the agreement, the Company issued Major 20,000 shares of restricted common stock under the 2022 Plan. The agreement contains customary confidentiality and non-solicitation provisions. The shares were valued at $1.10 per share for a total of $22,000.

On June 1, 2023, we entered into a Production and Broadcasting Agreement with New To The Street Group, LLC (“New To The Street”), to provide production, broadcasting and other marketing related services to the Company during the term of the agreement, which is for 3 months unless otherwise earlier terminated. In consideration for agreeing to provide the services under the agreement, the Company issued New To The Street 50,000 shares of restricted common stock and agreed to pay New To The Street a monthly cash payment of $5,000. The shares were valued at $1.10 per share for a total of $55,000.

On June 6, 2023, a warrant holder exercised private placement Warrants to purchase 150,000 shares of common stock with an exercise price of $1.00 per share in consideration for $150,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

On June 7, 2023, a warrant holder exercised private placement Warrants to purchase 75,000 shares of common stock with an exercise price of $1.00 per share in consideration for $75,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

On June 8, 2023, a warrant holder exercised private placement Warrants to purchase 24,500 shares of common stock with an exercise price of $1.00 per share in consideration for $24,500 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

On June 21, 2023, a warrant holder exercised private placement Warrants to purchase 100,000 shares of common stock with an exercise price of $1.00 per share in consideration for $100,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

On June 22, 2023, a warrant holder exercised private placement Warrants to purchase 100,000 shares of common stock with an exercise price of $1.00 per share in consideration for $100,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

On June 22, 2023, a warrant holder exercised private placement Warrants to purchase 25,000 shares of common stock with an exercise price of $1.00 per share in consideration for $25,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

II-7

On June 27, 2023, a warrant holder exercised private placement Warrants to purchase 100,000 shares of common stock with an exercise price of $1.00 per share in consideration for $100,000 in cash. The shares of common stock issuable upon exercise of the warrants were registered under the Securities Act.

On October 10, 2023, we entered into a Consulting Agreement with Luca Consulting to provide management consulting and business advisory services to the Company during the term of the agreement, which is for three months. In consideration for agreeing to provide the services under the agreement, the Company agreed to pay Luca Consulting $15,000 in cash and issued Luca Consulting 200,000 shares of restricted common stock. The agreement contains customary confidentiality and non-circumvention provisions. The shares were valued at $0.60 per share for a total of $120,000.

On September 1, 2023, the Company entered into a service agreement with Greentree Financial Group, Inc. (“Greentree” and the “Service Agreement”). The Company and Greentree were previously party to a service agreement which expired pursuant to its terms on August 14, 2023. Since February 2015, Mr. Eugene M. Johnston, our Chief Financial Officer (who was appointed October 1, 2022) has served as Audit Manager for Greentree.

Pursuant to the Service Agreement, Greentree agreed to perform the following services: (a) bookkeeping services for the Company for the period from October 1, 2023 through September 30, 2024; (b) assistance to the Company with compliance filings for the quarters ended September 30, 2023, March 31, 2024, June 30, 2024 and the year ended December 31, 2023, including the consolidation structure and entries as well as assistance with United States Generally Accepted Accounting Principles (“US GAAP”) footnotes; (c) reviewing, and providing advice to the Company on, all documents and accounting systems relating to its finances and transactions, with the purpose of bringing such documents and systems into compliance with US GAAP or disclosures required by the Securities and Exchange Commission (the “SEC”); (d) providing necessary consulting services and support as a liaison for the Company to third party service providers, including coordination amongst the Company and its attorneys, certified public accountants and transfer agent; and (e) preparing and filing the Company’s tax returns with the Internal Revenue Service for the 2022 and 2023 tax years.

The Company agreed to issue Greentree 75,000 shares of the Company’s restricted common stock (the “Greentree Shares”) upon the parties’ entry into the agreement, and to pay Greentree $40,000 in cash, payable as follows: (a) $20,000 on or before September 30, 2023; and (b) $20,000 on or before March 31, 2024. We also agreed to reimburse Greentree for its reasonable out-of-pocket expenses incurred in connection with Greentree’s activities under the agreement, including the reasonable fees and travel expenses for the meetings on behalf of the Company.

The Service Agreement continues in effect through September 30, 2024, but may be terminated earlier with 45 days’ notice from the Company to Greentree, provided that in the event the Company terminates the agreement prior to the end of the Term, the entire cash fee due during the term of the Service Agreement is immediately due and payable.

The Service Agreement includes customary indemnification obligations requiring the Company to indemnify Greentree and its affiliates with regard to certain matters.

* * * * *

The use of proceeds associated with the above listed sales of unregistered securities was for general working capital purposes.

The issuances and grants described above were exempt from registration pursuant to Section 4(a)(2), and/or Rule 506 of Regulation D of the Securities Act, since the foregoing issuances and grants did not involve a public offering, the recipients took the securities for investment and not resale, we took take appropriate measures to restrict transfer, and the recipients were (a) “accredited investors”; (b) had access to similar documentation and information as would be required in a Registration Statement under the Securities Act; and/or (c) were officers or directors of the Company. The securities are subject to transfer restrictions, and the certificates evidencing the securities contain an appropriate legend stating that such securities have not been registered under the Securities Act and may not be offered or sold absent registration or pursuant to an exemption therefrom. The securities were not registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

II-8

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits: Exhibits Pursuant to Item 601 of Regulation S-K:

		Filed/
Exhibit		Furnished			Filing	File
Number	Description of Exhibit	Herewith	Form	Exhibit	Date	Number

1.1**	Form of Underwriting Agreement
3.1	Certificate of Formation of Mangoceuticals, Inc., filed with the Secretary of State of Texas on October 7, 2021		S-1	3.1	1/13/2023	333-269240
3.2	Certificate of Amendment to Certificate of Formation of Mangoceuticals, Inc., filed with the Secretary of State of Texas on April 15, 2022		S-1	3.2	1/13/2023	333-269240
3.3	Bylaws of Mangoceuticals, Inc.		S-1	3.3	1/13/2023	333-269240
4.1	Common Stock Purchase Warrant granted to Boustead Securities, LLC evidencing the right to acquire 87,500 shares of common stock (dated March 23, 2023)		10-Q	4.1	5/10/2023	001-41615
4.2	Form of Common Stock Purchase Warrant (Investors – 2022 Private Placement)		S-1	4.2	1/13/2023	333-269240
4.3**	Form of Representative’s Warrant
5.1**	Opinion and consent of The Loev Law Firm, PC re: the legality of the securities being registered
10.1	Stock Purchase Agreement between American International Holdings Corp. and Cohen Enterprises, Inc., dated June 16, 2022		S-1	10.1	1/13/2023	333-269240
10.2	Form of Subscription Agreement (2022 Private Placement)		S-1	10.2	1/13/2023	333-269240
10.3	Physician Services Agreement dated August 1, 2022, between Mangoceuticals, Inc. and BrighterMD, LLC dba Doctegrity		S-1	10.3	1/13/2023	333-269240
10.4£	Master Services Agreement and Statement of Work dated September 1, 2022, and effective August 31, 2022, between Epiq Scripts, LLC and Mangoceuticals, Inc.		S-1	10.4£	1/13/2023	333-269240
10.5#	Executive Employment Agreement dated August 31, 2022, between Mangoceuticals, Inc. and Jacob D. Cohen		S-1	10.5#	1/13/2023	333-269240
10.6#	Executive Employment Agreement dated August 31, 2022, between Mangoceuticals, Inc. and Jonathan Arango		S-1	10.6#	1/13/2023	333-269240
10.7#	Mangoceuticals, Inc. 2022 Equity Incentive Plan		S-1	10.7#	1/13/2023	333-269240

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10.8#	Stock Option Agreement dated August 31, 2022 between Mangoceuticals, Inc. and Jacob D. Cohen (750,000 option shares)	S-1	10.8#	1/13/2023	333-269240
10.9#	Stock Option Agreement dated August 31, 2022 between Mangoceuticals, Inc. and Jonathan Arango (500,000 option shares)	S-1	10.9#	1/13/2023	333-269240
10.10#	Consulting Agreement dated September 6, 2022, between Mangoceuticals, Inc. and PHX Global, LLC	S-1	10.10#	1/13/2023	333-269240
10.11#	Consulting Agreement dated September 6, 2022, between Mangoceuticals, Inc. and Ezekiel Elliott	S-1	10.11#	1/13/2023	333-269240
10.12#	Consulting Agreement dated September 15, 2022, between Mangoceuticals, Inc. and David Sandler	S-1	10.12#	1/13/2023	333-269240
10.13#	Consulting Agreement dated September 15, 2022, between Mangoceuticals, Inc. and Hsiaoching Chou	S-1	10.13#	1/13/2023	333-269240
10.14#	Service Agreement dated September 22, 2022, by and between Mangoceuticals, Inc. and Greentree Financial Group, Inc.	S-1	10.14#	1/13/2023	333-269240
10.15#	Offer Letter dated October 1, 2022 entered into between Mangoceuticals, Inc. and Eugene M. Johnston	S-1	10.15#	1/13/2023	333-269240
10.16#	Notice of Restricted Stock Grant and Restricted Stock Grant Agreement dated October 1, 2022 between Mangoceuticals, Inc. and Eugene M. Johnston	S-1	10.16#	1/13/2023	333-269240
10.17#	Notice of Restricted Stock Grant and Restricted Stock Grant Agreement dated October 14, 2022 between Mangoceuticals, Inc. and Dr. Kenny Myers	S-1	10.17#	1/13/2023	333-269240
10.18#	October 14, 2022 Offer Letter entered into between Mangoceuticals, Inc. and Dr. Kenny Myers	S-1	10.18#	1/13/2023	333-269240
10.19#	Notice of Restricted Stock Grant and Restricted Stock Grant Agreement dated October 14, 2022 between Mangoceuticals, Inc. and Alex P. Hamilton	S-1	10.19#	1/13/2023	333-269240
10.20#	October 14, 2022 Offer Letter entered into between Mangoceuticals, Inc. and Alex P. Hamilton	S-1	10.20#	1/13/2023	333-269240
10.21#	Notice of Restricted Stock Grant and Restricted Stock Grant Agreement dated October 14, 2022 between Mangoceuticals, Inc. and Lorraine D’Alessio	S-1	10.21#	1/13/2023	333-269240
10.22#	October 14, 2022 Offer Letter entered into between Mangoceuticals, Inc. and Dr. Lorraine D’Alessio	S-1	10.22#	1/13/2023	333-269240
10.23#	Consulting Agreement dated November 1, 2022, between Mangoceuticals, Inc. and White Unicorn, LLC	S-1	10.23#	1/13/2023	333-269240
10.24#	Master Services Agreement dated December 1, 2022, between Mangoceuticals, Inc. and Global Career Networks, Inc.	S-1	10.24#	1/13/2023	333-269240
10.25#	Consulting Agreement dated December 21, 2022, between Mangoceuticals, Inc. and Chartered Services, LLC	S-1	10.25#	1/13/2023	333-269240

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10.26	Waiver Agreement dated December 30, 2022, between Mangoceuticals, Inc. and Boustead Securities, LLC		S-1	10.26	1/13/2023	333-269240
10.27#	Consulting Agreement dated January 3, 2023, between Mangoceuticals, Inc. and DojoLabs Group, Inc.		S-1	10.27#	1/13/2023	333-269240
10.28#	Advisor Agreement dated January 6, 2023, between Mangoceuticals, Inc. and Dr. Brian Rudman		S-1	10.28#	1/13/2023	333-269240
10.29#	Advisor Agreement dated January 6, 2023, between Mangoceuticals, Inc. and Jarrett Boon		S-1	10.29#	1/13/2023	333-269240
10.30#	Consulting Agreement dated January 6, 2023, between Mangoceuticals, Inc. and Bethor, Ltd		S-1	10.30#	1/13/2023	333-269240
10.31#	Consulting Agreement dated January 24, 2023, between Mangoceuticals, Inc. and Sultan Haroon		S-1/A	10.31#	1/26/2023	333-269240
10.32#	Consulting Agreement dated January 24, 2023, between Mangoceuticals, Inc. and John Helfrich		S-1/A	10.32#	1/26/2023	333-269240
10.33#	Consulting Agreement dated January 24, 2023, between Mangoceuticals, Inc. and Justin Baker		S-1/A	10.33#	1/26/2023	333-269240
10.34#	Consulting Agreement dated January 24, 2023, between Mangoceuticals, Inc. and Maja Matthews		S-1/A	10.34#	1/26/2023	333-269240
10.35	Secured Installment Promissory Note dated November 18, 2022, between Mangoceuticals, Inc. and BPI Equipment, Inc.		S-1/A	10.35	2/21/2023	333-269240
10.36#	Employment Agreement dated and effective May 1, 2023, by and between Mangoceuticals, Inc. and Amanda Hammer		8-K	10.1	5/4/2023	001-41615
10.37#	Stock Option Agreement dated May 1, 2023 between Mangoceuticals, Inc. and Amanda Hammer (150,000 option shares)		8-K	10.2	5/4/2023	001-41615
10.38	Service Agreement dated September 1, 2023, by and between Mangoceuticals, Inc. and Greentree Financial Group, Inc.		8-K	10.1	9/8/2023	001-41615
10.39£	Master Services Agreement and Statement of Work dated September 1, 2022, and effective August 31, 2022, between Epiq Scripts, LLC and Mangoceuticals, Inc. (filed as Exhibit 10.4 to the Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission on January 13, 2023, and incorporated herein by reference)(File Number: 333-269240)		8-K	10.2	9/21/2023	001-41615
10.40	First Addendum to Master Services Agreement dated September 15, 2023, by and between Mangoceuticals, Inc. and Epiq Scripts, LLC		8-K	10.3	9/21/2023	001-41615
10.41#	Consulting Agreement dated and effective October 3, 2023, by and between Mangoceuticals, Inc. and Eugene M. Johnston		8-K	10.1	10/4/2023	001-41615
10.42#	Mangoceuticals, Inc., Policy for the Recovery of Erroneously Awarded Incentive-Based Compensation		10-Q	10.42	10/27/2023	001-41615
10.43	Advisor Agreement dated November 1, 2023, between Mangoceuticals, Inc. and Dr. Douglas Christianson	X
10.44	Notice of Restricted Stock Grant and Restricted Stock Grant Agreement dated November 1, 2023 between Mangoceuticals, Inc. and Dr. Douglas Christianson	X

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14.1	Code of Business Conduct and Ethics	S-1	14.1	1/13/2023	333-269240
16.1	Letter from M&K CPAS, PLLC to the U.S. Securities and Exchange Commission dated January 26, 2023, from M&K CPAS, PLLC	S-1/A	16.1	1/26/2023	333-269240
23.1**	Consent of M&K CPAS, PLLC
23.2**	Consent of Turner, Stone & Company, L.L.P.
23.3**	Consent of The Loev Law Firm, PC (included in Exhibit 5.1)
24.1**	Power of Attorney (included on the signature page of the original Form S-1 Registration Statement)
99.1	Audit Committee Charter	S-1	99.1	1/13/2023	333-269240
99.2	Compensation Committee Charter	S-1	99.2	1/13/2023	333-269240
99.3	Nominating and Corporate Governance Committee Charter	S-1	99.3	1/13/2023	333-269240
99.4	Whistleblower Protection Policy	S-1	99.4	1/13/2023	333-269240
99.5	Mangoceuticals, Inc. Advisory Board Charter, adopted January 6, 2023	S-1	99.5	1/13/2023	333-269240
107**	Filing Fee Table

* Filed herewith.

** To be filed by amendment.

# Indicates management contract or compensatory plan or arrangement.

£ Certain portions of these Exhibits have been omitted in accordance with Regulation S-K Item 601 because they are both (i) not material to investors and (ii) the type of information that the Registrant customarily and actually treats as private or confidential, and have been marked with “[***]” to indicate where omissions have been made. The Registrant agrees to furnish supplementally an unredacted copy of the Exhibit to the SEC upon its request.

(b) Financial Statement Schedule.

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

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(ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(6) That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(7) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, Texas on the __th day of November 2023.

MANGOCEUTICALS, INC.

By:
Name:	Jacob D. Cohen
Title:	Chairman and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jacob D. Cohen, with full power of substitution, as his or her, true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

NAME	POSITION	DATE

	Chairman and Chief Executive Officer	November __, 2023
Jacob D. Cohen	(Principal Executive Officer)

	President,	November __, 2023
Jonathan Arango	Secretary and Director

	Chief Financial Officer	November __, 2023
Eugene M. Johnston	(Principal Financial and Accounting Officer)

	Director	November __, 2023
Lorraine D’Alessio

	Director	November __, 2023
Alex P. Hamilton

	Director	November __, 2023
Dr. Kenny Myers

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